Exhibit 99.4

James Hardie Industries plc

Irish Statutory Accounts

For the Year Ended 31 March 2017

James Hardie Industries plc

Directors’ Report and

Consolidated Financial Statements

For the Year Ended 31 March 2017

FY 2017 Irish Statutory Accounts

James Hardie Industries plc

Reading this Report	ii
Directors’ Report	1
Directors’ Responsibilities Statement	6
Appendix to the Directors’ Report	7
Independent Auditor’s Report	8
Consolidated Statements of Operations and Comprehensive Income	10
Consolidated Balance Sheets	11
Consolidated Statements of Cash Flows	12
Consolidated Reconciliation of Movement in Shareholders’ Deficit	13
Notes to Consolidated Financial Statements	14
Glossary of Abbreviations and Terms	25
Forward-Looking Statements	27
Company Balance Sheet	29
Company Statement of Changes in Equity	30
Notes to Company Financial Statements	31

FY 2017 Irish Statutory Accounts	i

James Hardie Industries plc

Reading this Report

These Irish Statutory Accounts contain a Directors’ Report and audited consolidated financial statements and accompanying footnote disclosures prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), modified to comply with specific provisions of Irish Company Law for the consolidated entity consisting of James Hardie Industries plc and its direct and indirect wholly-owned subsidiaries and special purpose entity, (collectively referred to as “the Company”). In addition, these Irish Statutory Accounts include the James Hardie Industries plc Company Balance Sheet and related footnotes prepared on the going concern basis under the historical cost convention in accordance with the Companies Act 2014 and Financial Reporting Standard 101 Reduced Disclosure Framework (“FRS 101”).

For the year ended 31 March 2017, the Company has included, as an Appendix to the Directors’ Report, its fiscal year 2017 US and Australian Annual Report (“FY2017 Annual Report”). This report has been filed with the US Securities and Exchange Commission (“SEC”) and, except for the exhibits to the FY2017 Annual Report, is included in its entirety as an Appendix to the Directors’ Report. These exhibits can be obtained by accessing the Company’s FY2017 Annual Report on Form 20-F on the SEC’s website at www.sec.gov and on the Investor Relations area of the Company’s website at www.jameshardie.com.au. Disclosures in the Directors’ Report and consolidated financial statements that are duplicative to the FY2017 Annual Report have been cross-referenced to the relevant section(s) in the FY2017 Annual Report.

The Independent Auditor’s Report included on pages 8-9 refers solely to the financial statements included in the Irish Statutory Accounts. The Report of Independent Registered Public Accounting Firm included in the FY2017 Annual Report (Appendix to the Directors’ Report) refers solely to the financial statements in the FY2017 Annual Report which were prepared under US GAAP. As such, readers should not rely on the Report of Independent Registered Public Accounting Firm included in the FY2017 Annual Report as it does not relate to the financial statements included in the Irish Statutory Accounts.

FY 2017 Irish Statutory Accounts	ii

James Hardie Industries plc

Directors’ Report

For the year ended 31 March 2017

The directors present their report and audited consolidated financial statements for the fiscal year ended 31 March 2017 on the consolidated entity of James Hardie Industries plc (“JHI plc”) and its wholly-owned subsidiaries and a special purpose entity. Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and special purpose entity (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”.

The directors have elected to prepare the consolidated financial statements in accordance with Section 279 of the Companies Act 2014, which provides that a true and fair view of the assets and liabilities, financial position and profit or loss may be given by preparing the financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), as defined in Section 279(1) of the Companies Act 2014, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Act 2014 or of any regulations made thereunder.

Directors’ Compliance Statement

As required by section 225(2) of the Companies Act 2014, the directors acknowledge that they are responsible for the Company’s compliance with its relevant obligations (as defined in section 225(1) of the Companies Act 2014). The directors confirm that a “compliance policy statement” (as defined in section 225(3)(a)) has been drawn up, that appropriate arrangements and structures that are, in the directors’ opinion, designed to secure material compliance with the company’s relevant obligations have been put in place and that a review of those arrangements and structures has been conducted in the financial year to which this report relates.

Audit Committee

As required by section 167(3) of the Companies Act 2014, the directors hereby state that the Company has established an audit committee.

Principal Activities

See “Information on the Company – Business Overview – General Overview of our Business” in Section 1 of the Appendix to this Directors’ Report.

Review of the Development and Performance of the Business

Trends and Economic Events

See “Management’s Discussion and Analysis – Outlook and Trend Information” in Section 2 of the Appendix to this Directors’ Report.

Operating Results

See “Management’s Discussion and Analysis – Operating Results” in Section 2 of the Appendix to this Directors’ Report.

In addition, refer to Note 1 of the consolidated financial statements in relation to the differences arising between the Irish Statutory Accounts and the Appendix to the Directors’ Report for the years ended 31 March 2017 and 2016.

FY 2017 Irish Statutory Accounts	1

James Hardie Industries plc

Directors’ Report (continued)

For the year ended 31 March 2017

Liquidity and Capital Allocation

See “Management’s Discussion and Analysis – Liquidity and Capital Allocation” subsections “Overview”, “Sources of Liquidity”, “Cash Flow – Year Ended 31 March 2017”, “Borrowings”, “Capital Expenditures”, “Capital Management and Dividends” and “Management’s Discussion and Analysis – Contractual Obligations” in Section 2 of the Appendix to this Directors’ Report.

In addition, refer to Note 1 of the consolidated financial statements in relation to the differences arising between the Irish Statutory Accounts and the Appendix to the Directors’ Report for the years ended 31 March 2017 and 2016.

Principal Risks and Uncertainties

See “Risk Factors” in Section 3 of the Appendix to this Directors’ Report.

Legal Proceedings

See “Legal Proceedings” in Section 3 of the Appendix to this Directors’ Report.

Financial Instruments

See Financial Instruments in Note 2 to the US GAAP consolidated financial statements in Section 2 of the Appendix to this Directors’ Report and “Quantitative and Qualitative Disclosures About Market Risk” in Section 3 of the Appendix to this Directors’ Report.

Research and Development

See “Information on the Company - Business Overview - Dependence on Trade Secrets and Research and Development (“R&D”)” in Section 1 of the Appendix to this Directors’ Report.

Capital Management and Dividends

See Note 16 to the US GAAP consolidated financial statements in Section 2 of the Appendix to this Directors’ Report and “Management’s Discussion Analysis – Liquidity and Capital Allocation – Capital Management and Dividends” in Section 2 of the Appendix to this Directors’ Report.

In addition, refer to Note 1 of the Irish Statutory Accounts in relation to the differences arising between the Irish Statutory Accounts and the Appendix to the Directors’ Report as it related to the 125 year anniversary special dividend paid during the year ended 31 March 2015.

In respect of the share buy-back plan, see Note 8 in the Irish Statutory Accounts.

Results for the Year and Proposed Transfer to Reserves

The results for the year are set out in the consolidated statements of operations and comprehensive income on page 10. The balance to be transferred to reserves is US$276.5 million.

Future Developments

See “Management’s Discussion and Analysis – Outlook and Trend Information” in Section 2 of the Appendix to this Directors’ Report.

FY 2017 Irish Statutory Accounts	2

James Hardie Industries plc

Directors’ Report (continued)

For the year ended 31 March 2017

Accounting Records

The measures taken by the directors to ensure compliance with the Company’s obligations under Section 281 to 285 of the Companies Act 2014 to keep adequate accounting records are the implementation of necessary policies and procedures for recording transactions, the employment of competent accounting personnel with appropriate expertise and the provision of adequate resources to the financial function.

The accounting records are maintained at the Company’s registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2.

See “Memorandum and Articles of Association – Key Provisions of Our Constitution – Company Books of Accounts” in Section 3 of the Appendix to this Directors’ Report.

Important Events Since Year End

On 18 May 2017, the Company announced an ordinary dividend of US28.0 cents per security with a record date of 8 June 2017 and payment date of 4 August 2017.

Directors of the Company

See “Board of Directors” in Section 1 of the Appendix to this Directors’ Report for a list of the Company’s directors along with their biographies. Other than Donald McGauchie, who retired as an independent non-executive director of the Company after the Company’s Annual General Meeting (“AGM”) on 11 August 2016, the directors listed served on the Board throughout fiscal year 2017.

Disclosure of Information to Auditors

As required by section 330 of the Companies Act 2014, the directors who held office at the date of approval of this Directors’ Report confirm that so far as they are each aware, there is no relevant audit information of which the Company’s statutory auditors are unaware and each director has taken all steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the Company’s statutory auditors are aware of that information.

Going Concern

The business activities, together with the factors likely to affect its future development, its financial position, financial risk management objectives, details of its financial instruments and derivative activities, and its exposures to price, credit, liquidity and cash flow risk of the Company are set out in Section 3 of the Appendix to this Directors’ Report. The James Hardie Group has considerable financial resources together with long-term contracts with a number of customers and suppliers across different geographic areas and industries. As a consequence, the directors believe that the James Hardie Group is well placed to manage its business risks successfully despite the current uncertain economic outlook. After making enquiries, the directors have a reasonable expectation that the James Hardie Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual report and accounts.

FY 2017 Irish Statutory Accounts	3

James Hardie Industries plc

Directors’ Report (continued)

For the year ended 31 March 2017

James Hardie Industries plc (“JHI plc” or the “Parent Company”) was in a net current liability position of US$1.4 million and a net current liability position of US$4.0 million at 31 March 2017 and 2016, respectively. The Parent Company has minimal liabilities other than amounts owed to the Group. These undertakings will not be repaid until all other debts are satisfied. In addition, the Group has US$200.0 million of available unused inter-group loan facilities. The directors are satisfied that the Parent Company will continue to generate adequate cash to meet all its obligations as they fall due. On this basis, and after making inquiries, the directors have reasonable expectations that the Parent Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Parent Company continues to adopt the going concern assumption in preparing the financial statements. These financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities that would result if the Parent Company were unable to continue as a going concern.

Directors’ and Secretary’s Interests

No director, the Company Secretary nor any member of their immediate family had any interest in shares or debentures of any subsidiary. The interests of the executive director (Mr Louis Gries) and non-executive directors in the ordinary share capital of the Company at the beginning (or date of appointment if later) and end of fiscal year 2017 are set out in “Remuneration – Share Ownership and Stock Based Compensation Arrangements” in Section 1 of the Appendix to this Directors’ Report. The non-executive directors had no options or restricted stock units at the beginning and end of fiscal year 2017.

The interests of Ms Mercer, the Company Secretary, in the ordinary share capital of the Company was 110 shares, nil options and 5,622 RSUs at 31 March 2017 and 110 shares, nil options and 4,871 RSUs at 31 March 2016.

Political Donations

No political contributions that require disclosure under Irish law were made during fiscal year 2017.

Subsidiary Companies

Information regarding subsidiary undertakings is provided in Note 30 to the consolidated financial statements.

Branches

As of 31 March 2017, the Company does not operate any branches outside of Ireland.

Annual General Meeting

The Annual General Meeting of the Company will be held on 8 August 2017 at James Hardie’s Corporate Headquarters in Dublin, Ireland.

Auditors

The auditors Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the directors to fix their remuneration will be submitted at the Annual General Meeting.

FY 2017 Irish Statutory Accounts	4

James Hardie Industries plc

Directors’ Report (continued)

For the year ended 31 March 2017

On behalf of the Directors

/s/ Michael Hammes	/s/ James Osborne

Michael Hammes	James Osborne

18 May 2017

FY 2017 Irish Statutory Accounts	5

James Hardie Industries plc

Directors’ Responsibilities Statement

Company law in the Republic of Ireland requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of the assets, liabilities and financial position of James Hardie Industries plc (“JHI plc” or the “Parent Company”) and of JHI plc and its wholly-owned subsidiaries and special purpose entity (collectively, the “Company” or the “Group”) and of the profit or loss of the Group for that period.

In preparing the financial statements of the Group, the directors are required to:

●	select suitable accounting policies and then apply them consistently;
●	make judgments and estimates that are reasonable and prudent;
●

comply with applicable accounting principles generally accepted in the United States of America (“US GAAP”) in accordance with the Companies Act 2014 to the extent that the use of US GAAP does not contravene any provision of the Companies Act or of any regulations made thereunder, subject to any material departures disclosed and explained in the financial statements; and

●	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The considerations set out above for the Group are also required to be addressed by the directors in preparing the financial statements of the Parent Company (which are set out on pages 31 to 41, in respect of which the applicable accounting standards are those which are generally accepted in the Republic of Ireland.

The directors have elected to prepare the Parent Company’s financial statements in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (“FRS 101”) as issued by the Financial Reporting Council and promulgated by the Institute of Chartered Accountants in Ireland, together with the Companies Act 2014.

Under Irish Company Law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Group and Parent Company as at the end of the financial year, and the profit or loss of the Group for the financial year, and otherwise comply with the Companies Act 2014.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy the assets, liabilities, financial position and profit and loss of the Parent Company and which enable them to ensure that the financial statements of the Group are prepared in accordance with US GAAP and comply with the provisions of the Companies Act 2014. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

FY 2017 Irish Statutory Accounts	6

Appendix to the

Directors’ Report

FY 2017 US and Australian

Annual Report

(This document is an appendix to, and constitutes an integral part of, the Directors’ Report.)

FY 2017 Irish Statutory Accounts	7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 March 2017

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from       to

Commission file number 1-15240

JAMES HARDIE INDUSTRIES plc

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Ireland

(Jurisdiction of incorporation or organization)

Europa House, Second Floor

Harcourt Centre

Harcourt Street, Dublin 2, Ireland

(Address of principal executive offices)

Natasha Mercer

Corporate Secretary

(Contact name)

353 1411 6924 (Telephone)                 353 1479 1128 (Facsimile)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common stock, represented by CHESS Units of Foreign Securities	New York Stock Exchange*
CHESS Units of Foreign Securities	New York Stock Exchange*
American Depositary Shares, each representing one unit of CHESS Units of Foreign Securities	New York Stock Exchange
*	Listed, not for trading, but only in connection with the registered American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

440,843,275 shares of common stock at 31 March 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒  Yes   ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes  ☒  No

Note — Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒

Accelerated filer	☐
Non-accelerated filer	☐
Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised† financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after 5 April 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☒

International Financial Reporting Standards as issued by the International Accounting

Standards Board	☐

Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17  ☐  Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☒  No

2017

ANNUAL REPORT

ON FORM 20-F

James Hardie 2017 Annual Report on Form 20-F	i

Page(s)

Form 20-F Cross-Reference Index	ii

Section 1	1

Introduction	1

Selected Financial Data	2

Information on the Company	3

History and Development of the Company	3

Business Overview	5

Organizational Structure	14

Property, Plants and Equipment	14

Directors, Senior Management and Employees	19

James Hardie Executive Team	19

Board of Directors	24

Remuneration	30

Corporate Governance Report	49

Section 4	198

SHARE/CHESS Units of Foreign Securities Information	198

Glossary of Abbreviations and Definitions	201

Exhibit List	203

Signatures	211

James Hardie 2017 Annual Report on Form 20-F	ii

FORM 20-F CROSS REFERENCE

Page(s)

PART 1

Item 1. Identity of Directors, Senior Management and Advisers	Not applicable

Item 2. Offer Statistics and Expected Timetable	Not applicable
Item 3. Key Information

A. Selected Financial Data	2-3

B. Capitalization and Indebtness	Not applicable

C. Reasons for the Offer and Use of Proceeds	Not applicable

D. Risk Factors	149-166

Item 4. Information on the Company

A. History and Development of the Company	3-5; 17-18

B. Business Overview	5-13

C. Organizational Structure	5; 14

D. Property, Plants and Equipment	14-18; 97

Item 4A. Unresolved Staff Comments	None
Item 5. Operating and Financial Review and Prospects

A. Operating Results	77-93

B. Liquidity and Capital Resources	93-98

C. Research and Development, Patents and Licenses, etc	12

D. Trend Information	98

E. Off-Balance-Sheet Arrangements	98

F. Tabular Disclosure of Contractual Obligations	99

G. Safe Harbor	70-71
Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management	19-29

B. Compensation	30-48

C. Board Practices	24-29; 49-69

D. Employees	171

E. Share Ownership	43-48

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders	198-200

B. Related Party Transactions	60

C. Interests of Experts and Counsel	None
Item 8. Financial Information

A. Consolidated Statements and Other Financial Information	100-147; 181-182

B. Significant Changes	None

Item 9. The Offer and Listing

A. Offer and Listing Details	171-174

B. Plan of Distribution	Not Applicable

C. Markets	172-173

D. Selling Shareholders	Not Applicable

James Hardie 2017 Annual Report on Form 20-F	iii

FORM 20-F CROSS REFERENCE (continued)

Page(s)

PART 1 (continued)

E. Dilution	Not Applicable

F. Expenses of the Issue	Not Applicable

Item 10. Additional Information
A. Share Capital	Not Applicable

B. Memorandum and Articles of Association	176-185

C. Material Contracts	185

D. Exchange Controls	185

E. Taxation	185-193

F. Dividends and paying agents	Not Applicable

G. Statement by Experts	Not Applicable

H. Documents on Display	193-194

I. Subsidiary Information	Not Applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk	195-197

Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities	Not Applicable

B. Warrants and Rights	Not Applicable

C. Other Securities	Not Applicable

D. American Depositary Shares	173-174

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	None

Item 15. Controls and Procedures	169-170

Item 16A. Audit Committee Financial Expert	63-64

Item 16B. Code of Ethics	61-62

Item 16C. Principal Accountant Fees and Services	148

Item 16D. Exemptions from the Listing Standards for Audit Committees	None

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	175

Item 16F. Change in Registrant’s Certifying Accountant	None

Item 16G. Corporate Governance	49-69

Item 16H. Mine Safety Disclosures	16-17

PART III
Item 17. Financial Statements	Not Applicable

Item 18. Financial Statements	100-147

Item 19. Exhibits	203-210

James Hardie 2017 Annual Report on Form 20-F	1

SECTION 1

INTRODUCTION

James Hardie Industries plc is a world leader in the manufacture of fiber cement siding and backerboard. Our products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing, repair and remodeling and a variety of commercial and industrial applications. We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and trim and soffit lining, internal linings, facades and floor and tile underlay. Our current primary geographic markets include the United States of America (“US”, “USA” or the “United States”), Canada, Australia, New Zealand, the Philippines and Europe.

James Hardie Industries plc is a “public limited company,” incorporated and existing under the laws of Ireland. Except as the context otherwise may require, references in this Annual Report on Form 20-F (this “Annual Report”) to “James Hardie,” the “James Hardie Group,” the “Company,” “JHI plc,” “we,” “our” or “us” refer to James Hardie Industries plc, together with its direct and indirect wholly owned subsidiaries as of the time relevant to the applicable reference.

For certain information about the basis of preparing the financial information in this Annual Report, see “Section 2 – Reading this Report.” In addition, this Annual Report contains statements that constitute “forward-looking statements.” For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see “Section 2 – Reading this Report.” Further, a “Glossary of Abbreviations and Definitions” has also been included under Section 4 of this Annual Report.

The term “fiscal year” refers to our fiscal year ended 31 March of such year; the term “dollars,” “US$” or “$” refers to US dollars; and the term “A$” refers to Australian dollars.

As of 30 June 2016, the Company changed its reportable operating segments. Previously, the Company reported on three operating segments: (i) North America and Europe Fiber Cement, (ii) Asia Pacific Fiber Cement, and (iii) Research and Development. As of 30 June 2016, the Company began reporting on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European business is now reported in the International Fiber Cement segment, along with the other businesses that were historically reported in the Asia Pacific Fiber Cement segment, and (ii) business development, including some non-fiber cement operations, such as our windows business in North America, are now reported in the Other Businesses segment as opposed to previously being reported in the North America and Europe Fiber Cement segment. The Company has provided its historical segment information to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 17 of our consolidated financial statements in Section 2 for further information on our segments.

James Hardie 2017 Annual Report on Form 20-F	2

Information contained in or accessible through the websites mentioned in this Annual Report does not form a part of this Annual Report unless we specifically state that it is incorporated by reference herein. All references in this Annual Report to websites are inactive textual references and are for information only.

SELECTED FINANCIAL DATA

We have included in this Annual Report the audited consolidated financial statements of the Company, consisting of our consolidated balance sheets as of 31 March 2017 and 2016, and our consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ deficit for each of the years ended 31 March 2017, 2016 and 2015, together with the related notes thereto. The consolidated financial statements included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the US (“US GAAP”).

The selected consolidated financial information, summarized below for the five most recent fiscal years has been derived in part from the Company’s consolidated financial statements. You should read the selected consolidated financial information in conjunction with the Company’s consolidated financial statements and related notes contained in “Section 2 – Consolidated Financial Statements” and with the information provided in “Section 2 – Management’s Discussion and Analysis.” Historic financial data is not necessarily indicative of our future results and you should not unduly rely on it.

	(Millions of US dollars)
Consolidated Statement of Operations Data	2017	2016	2015	2014	2013
Net sales	$1,921.6	$1,728.2	$1,656.9	$1,493.8	$1,321.3
Income from operations[1]	276.5	244.4	291.3	99.5	45.5
Net income[1]	$276.5	$244.4	$291.3	$99.5	$45.5

	(Millions of US dollars)
Consolidated Balance Sheet Data	2017	2016	2015	2014	2013
Total assets	$2,012.7	$2,029.4	$2,036.4	$2,104.0	$2,113.2
Net assets	(212.2)	(225.2)	(202.6)	(199.0)	18.2
Common stock	$229.1	$231.4	$231.2	$230.6	$227.3

	(Millions)
Shares	2017	2016	2015	2014	2013
Basic weighted average number of common shares	442.7	445.3	445.0	442.6	439.2
Diluted weighted average number of common shares	443.9	447.2	446.4	444.6	440.6

	(US dollar)
Earnings Per Share	2017	2016	2015	2014	2013
Income from operations per common share – basic	$0.62	$0.55	$0.65	$0.22	$0.10
Net income per common share – basic	0.62	0.55	0.65	0.22	0.10
Income from operations per common share – diluted	0.62	0.55	0.65	0.22	0.10
Net income per common share – diluted	0.62	0.55	0.65	0.22	0.10
Dividends declared per share	0.39	0.58	0.60	0.73	0.43
Dividends paid per share	$0.39	$0.58	$0.88	$0.45	$0.43

James Hardie 2017 Annual Report on Form 20-F	3

Other Financial Data	2017	2016	2015	2014	2013
Net cash provided by operating activities (Millions of US dollars)	$ 292.1	$ 260.4	$ 179.5	$ 322.8	$ 109.3
Net cash used in investing activities (Millions of US dollars)	(109.0)	(66.6)	(277.9)	(118.8)	(59.7)
Net cash used in financing activities (Millions of US dollars)	$ (212.7)	$ (154.4)	$ (4.6)	$ (186.3)	$ (158.7)
Volume (million square feet)
North America Fiber Cement	2,215.4	1,969.2	1,821.5	1,672.7	1,468.0
International Fiber Cement[2]	487.2	480.9	484.4	441.4	414.2
International Fiber Cement excluding the Australian Pipes business	487.2	471.1	442.8	404.1	381.0
Net Sales (Millions of US dollars)
North America Fiber Cement	$ 1,493.4	$1,335.0	$ 1,224.7	$1,083.6	$ 913.7
International Fiber Cement[2]	411.8	379.4	418.4	399.2	397.5
International Fiber Cement excluding the Australian Pipes business	411.8	374.3	392.3	373.1	371.3
Other Businesses	$ 16.4	$ 13.8	$ 13.8	$ 11.0	$ 10.1
Average sales price per unit (per thousand square feet)
North America Fiber Cement	$ 665	$ 669	$ 666	$ 641	$ 616
International Fiber Cement[2]	775	729	811	846	897
International Fiber Cement excluding the Australian Pipes business	$ 775	$ 734	$ 829	$ 859	$ 906

1	Income from operations and net income include the following: asbestos adjustments, Asbestos Injuries Compensation Fund (“AICF”) selling, general and administrative (“SG&A”) expenses, AICF interest (expense) income, Australian Securities and Investments Commission (“ASIC”) related expenses, asset impairment charges, non-recurring stamp duty and New Zealand weathertightness claims expenses.

	(Millions of US dollars)
Other Financial Data	2017	2016	2015	2014	2013
Asbestos adjustments benefit (expense)	$40.4	$5.5	$33.4	$(195.8)	$(117.1)
AICF SG&A expenses	(1.5)	(1.7)	(2.5)	(2.1)	(1.7)
AICF interest (expense) income	(1.1)	(0.3)	1.4	2.9	7.0
ASIC related expenses	-	-	-	-	(2.6)
Asset impairments	-	-	-	-	(16.9)
Non-recurring stamp duty	-	-	(4.2)	-	-
New Zealand weathertightness claims	-	(0.5)	4.3	(1.8)	(13.2)
Asbestos and other tax adjustments	$(9.9)	$(1.5)	$37.5	$99.1	$49.2

For additional information on asbestos adjustments, AICF SG&A expenses, AICF interest (expense) and New Zealand weathertightness, see “Section 2 – Management’s Discussion and Analysis” and Notes 11 and 13 to our consolidated financial statements in Section 2.

2	International Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands. This segment also includes product manufactured in the United States that is sold in Europe.

INFORMATION ON THE COMPANY

History and Development of the Company

James Hardie was established in 1888 as an import business, listing on the Australian Securities Exchange (“ASX”) in 1951 to become a publicly owned company in Australia. After becoming a listed company, we built a diverse portfolio of building and industrial products. In the late-1970s,

James Hardie 2017 Annual Report on Form 20-F	4

we pioneered the development of asbestos-free fiber cement technology and in the early-1980’s began designing and manufacturing a wide range of fiber cement building products that made use of the benefits that came from the products’ durability, versatility and strength. Using the technical and manufacturing expertise developed in Australia, we expanded into the United States, opening our first fiber cement plant in Fontana, California in February 1990.

In September 2001, in order to maximize the benefit of our strong international growth and in order to generate higher returns for shareholders from the James Hardie Group’s continuing international expansion, the shareholders of James Hardie Industries Limited (“JHIL”), then the ultimate parent company of the James Hardie Group and the vehicle with which our shareholding was listed with the ASX, agreed to exchange their shares for shares in James Hardie Industries N.V. (“JHINV”), a Dutch public limited liability company. JHINV retained its primary listing on the ASX, and in October 2001, to reflect the new corporate structure, JHIL transferred all of its fiber cement businesses to JHINV.

In February 2010, our legal name was changed to James Hardie Industries SE when our legal form was converted from a Dutch public limited liability company to a Societas Europaea (“SE”), a European public limited liability company. This was the first stage of a two-stage re-domicile proposal to change our registered corporate domicile from the Netherlands to Ireland. On 17 June 2010, we implemented Stage 2 of the re-domicile and changed our registered corporate domicile to Ireland to become an Irish SE, becoming an Irish tax resident on 29 June 2010. On 15 October 2012, we converted from an Irish SE into our current corporate form, an Irish public limited company (“plc”).

We conduct our operations under legislation in various jurisdictions. As an Irish plc, we are governed by the Irish Companies Act 2014 and we operate under the regulatory requirements of numerous jurisdictions and organizations, including the ASX, ASIC, the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeover Panel and various other rulemaking bodies.

The address of our registered office in Ireland is Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. The telephone number there is +353 1411 6924. Our agent in the United States is CT Corporation. Its office is located at 111 Eight Avenue – 13th Floor, New York, New York 10011. The address of our registered office in Australia is Level 3, 22 Pitt Street, Sydney NSW 2000 and the telephone number there is +61 2 8845 3360. Our share registry is maintained by Computershare Registry Services Pty Ltd. All enquires and correspondence regarding holdings should be directed to: Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide, SA 5000; telephone: +61 3 9415 4000 or toll free within Australia: 1 300 855 080.

Our Agreement with Asbestos Injuries Compensation Fund

Prior to 1987, ABN 60 Pty Limited (formerly JHIL) (“ABN 60”) and two of its former subsidiaries, Amaca Pty Limited (“Amaca”) and Amaba Pty Limited (“Amaba”) (collectively the “Former James Hardie Companies”), manufactured products in Australia that contained asbestos. These products have resulted in liabilities for the Former James Hardie Companies in Australia.

In February 2007, our shareholders approved the Amended and Restated Final Funding Agreement (“AFFA”) entered into on 21 November 2006 to provide long-term funding to AICF for

James Hardie 2017 Annual Report on Form 20-F	5

the compensation of proven Australian-related personal injuries for which the Former James Hardie Companies are found liable. AICF, an independent trust, subsequently assumed ownership of the Former James Hardie Companies. We do not own AICF, however, we are entitled to appoint three directors, including the Chairman and the New South Wales (“NSW”) Government is entitled to appoint two directors.

Under the terms of the AFFA, subject to the operation of an annual cash flow cap, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) will make annual payments to AICF. The amount of these annual payments is dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF, changes in the AUD/USD exchange rate and the annual cash flow cap. JHI plc owns 100% of the Performing Subsidiary and guarantees the Performing Subsidiary’s obligation. As a result, for US GAAP purposes, we consider JHI plc to be the primary beneficiary of AICF.

Although we have no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and we consolidate AICF due to our pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. For additional information on our consolidation of AICF and asbestos-related assets and liabilities, see Note 2 to our consolidated financial statements.

Corporate Structure

The following diagram summarizes our current corporate structure:

Business Overview

General Overview of Our Business

Based on net sales, we believe we are the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. We market our fiber cement products and systems under

James Hardie 2017 Annual Report on Form 20-F	6

various Hardie brand names, such as HardiePlank®, HardiePanel®, HardieTrim® and HardieBacker® boards, and other brand names such as Artisan® by James Hardie, Cemplank®, Scyon® and HardieLinea®.

The breakdown of our net sales by operating segment for each of our last three fiscal years is as follows:

	(Millions of US dollars)
	2017	2016	2015
North America Fiber Cement	$1,493.4	$1,335.0	$1,224.7
International Fiber Cement	411.8	379.4	418.4
Other Businesses	16.4	13.8	13.8
Total Net Sales	$1,921.6	$1,728.2	$1,656.9

Products

We manufacture a wide-range of fiber cement building materials for both internal and external use across a broad range of applications, including: external siding, internal walls, floors, ceilings, soffits, trim, fencing, decking and facades. While there are some market specific products, our core product ranges, being planks, which are used for external siding and flat panels, which are used for internal and external wall linings and floor underlayments and are sold across all of the markets in which we operate.

Products Used in External Applications

We developed a proprietary technology platform that enables us to produce thicker yet lighter-weight fiber cement products that are generally easier to handle than most traditional building products. Further, we believe that our products provide certain durability and performance advantages leading to improved maintenance, while offering comparable aesthetics to competing products such as wood and superior aesthetics when compared to vinyl siding.

Performance and design advantages:

•	Our fiber cement products exhibit resistance to the damaging effects of moisture, fire, impact and termites compared to natural and engineered wood and wood-based products;
•	Competing products do not duplicate fiber cement aesthetics and the characteristics necessary for effectively accepting paint applications;
•	Our fiber cement products provide the ability to imprint designs that closely resemble the patterns and profiles of traditional building materials such as wood and stucco;
•	The surface properties of our products provide an effective paint-holding finish, especially when compared to natural and engineered wood products, allowing for greater periods of time between necessary maintenance and repainting; and
•	Compared to masonry construction, fiber cement is lightweight, physically flexible and can be cut using readily available tools, making our products more appealing across a broad range of architectural styles, be it of timber or steel-framed construction.

We believe the benefits associated with our fiber cement products have enabled us to gain a competitive advantage over competing products.

James Hardie 2017 Annual Report on Form 20-F	7

Products Used in Internal Applications

Compared to natural and oriented strand board and wood-based products, we believe our product range for internal applications provide the same general advantages provided by our products for external applications. In addition, our fiber cement products for internal applications exhibit less movement in response to exposure to moisture and impact damage than many competing products, providing a more consistent and durable substrate on which to install tiles. Further, we believe our ceramic tile underlayment products exhibit better handling and installation characteristics compared to fiberglass mesh cement boards.

Non-Fiber Cement Products

In addition to our portfolio of fiber cement product offerings, we continue to invest in business development opportunities aligned with our long term strategy, including our fiberglass windows business in North America.

Significant New Products

In the United States, new products released over the last three years include the HardieReveal 2.0™ panel system, James Hardie® Insulated Lap Siding and Trim, HardieTrim® 2x™ board, HardieTrim® NT3® Roughsawn board, HardieTrim® Mouldings, Artisan® V-Rustic premium exterior siding, custom colors using our ColorPlus® Technology, and an improved touch-up accessory to support ColorPlus® products.

In Australia and New Zealand, extensions to the existing Stria® cladding products have been launched to provide Stria® Standard 325mm, Stria® Wide 405mm, Splayed 255mm cladding profiles. Similarly, Axon® cladding has now been extended to provide Axon® Smooth 133mm, Axon® Smooth 400mm, and Axon® Grained 133mm cladding. In addition, HardieBrace®, a new online calculator tool is available in Australia and New Zealand, which offers a way to simplify structural bracing calculations.

In Australia only, HardieEdge® trim for covering slab edges provides an easy to install solution to unfinished, rough concrete slab edges that would otherwise detract from the appearance of a wall clad with James Hardie products. The HardieDeck™ system continues to provide a major new product offering since its launch in 2015. Modcem® modular flooring has provided an entry into commercial flooring applications. Similarly, Systemboard™ cladding provided a niche multi-story construction product application. Ritek® permanent formwork walling system, a quality durable finished wall solution, will expand our product and systems offering into the growing medium to high density construction segment. Additions to the range of building science offerings include HardieWrap® weather barrier, HardieFire® Insulation, HardieBreak® Thermal Strip, as well as the HardieSmart® Boundary, Aged Care, Intertenancy and ZeroLot® Wall Systems. The launch of new wall systems are also supported by the Compliant System® trade mark. The performance of the ZeroLot® wall system is supported by the new Coreshield® protective sealer technology.

In New Zealand only, over the same timeframe, Secura® Interior Flooring, Secura® Exterior Flooring, Axent™ Fascia, HomeRAB® 4.5mm Pre Cladding, Stria® Cladding, Axon® 400 and 133 Grained Cladding, and Linea® Oblique™ Cladding have been launched.

James Hardie 2017 Annual Report on Form 20-F	8

In the Philippines, new products released over the past three years include the extension of the established Hardieflex™ board range with the inclusion of Hardieflex™ Wet Area Walls lining. An improved version of their wall jointing compound has been launched under the HardieFlex® Putty trade mark.

The European business continues to provide HardieFloor™ Structural Flooring, HardieFloor dB™ Structural Acoustic Flooring, and HardieQStrip™ Acoustic Batten into the market.

Principal Markets for Our Products

United States and Canada

In the US and Canada, the largest application for fiber cement building products is in external siding for the residential building industry. The external siding market includes various cladding types, including fiber cement, vinyl, natural wood, oriented strand board, hardboard, brick, stucco and stone. Based on industry estimates, vinyl has the largest share of the US and Canadian siding markets. External siding typically occupies a significant square footage component of the outside of every building. Selection of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the US and Canada show a preference amongst siding materials according to economic conditions, weather, materials availability and local preference.

Demand for siding in the US and Canada fluctuates based on the level of new residential housing starts and the repair and remodeling activity of existing homes. The level of activity is generally a function of interest rates and the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation, household income and wage growth, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. The sale of fiber cement products in North America accounts for the largest portion of our net sales, accounting for 78%, 77% and 74% of our total net sales in fiscal years 2017, 2016 and 2015, respectively.

In the US and Canada, competition in the external siding market comes primarily from substitute products, such as natural or Oriented Strand Board, vinyl, stucco and brick. We believe we can continue to increase our market share from these competing products through targeted marketing programs designed to educate customers on our brand and the performance, design and cost advantages of our products.

International

In the Asia Pacific region, we principally sell into the Australian, New Zealand and Philippines markets, with the residential building industry representing the principal market for fiber cement products. The largest applications of fiber cement across our three primary markets are in external siding, internal walls, ceilings, floors, soffits, fences and facades. We believe the level of activity in this industry is generally a function of interest rates, inflation, household income and wage growth, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products is also affected by the level of new housing starts and renovation activity.

James Hardie 2017 Annual Report on Form 20-F	9

In Australia, competition for fiber cement has intensified over the past decade, with two competitors establishing fiber cement manufacturing facilities and competition from imports continuing to grow. Additionally, we continue to see competition from natural and engineered wood, wallboard, masonry and brick products.

In New Zealand, we continue to see competition intensifying as fiber cement imports have become more cost competitive and overseas manufacturers look to supplement their primary operating environments with additional markets.

In the Philippines, we have seen fiber cement gain acceptance across a broader range of product applications in the last decade, leading to additional fiber cement products entering the market, along with the increased use of gypsum in fiber cement applications. In fiscal year 2017, our results were unfavorably impacted by the entrance of competitor imports. We expect this change in the overall competitive landscape to remain for some time.

We see fiber cement having long-term growth potential not only in the Philippines, but across Asia and the Middle East, as the benefits of its light-weight and durability become more widely recognized.

In Europe, fiber cement building products are used in both residential and commercial building applications in external siding, internal walls, floors, soffits and roofing. We compete in most segments, except roofing, and promote the use of fiber cement products against traditional masonry, gypsum-based products and wood-based products. Since we commenced selling our products in Europe in fiscal year 2004, we have continued to work to grow demand for our products by building awareness among distributors, builders and contractors. Management believes that the growth outlook for fiber cement in Europe is favorable, in light of stricter insulation requirements driving demand for advanced exterior cladding systems, as well as better building practices increasing the use of fiber cement in interior applications.

Seasonality

Our businesses are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending in December and March generally reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending in March is usually the quarter most affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June through September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors. See “Section 3 – Risk Factors.”

Raw Materials

The principal raw materials used in the manufacture of our fiber cement products are cellulose fiber (wood-based pulp), silica (sand), Portland cement and water. We have established supplier relationships for all of our raw materials across the various markets in which we operate and we do not anticipate having difficulty in obtaining our required raw materials from these suppliers. The purchase price of these raw materials and other materials can fluctuate depending on the supply-demand situation at any given point in time.

James Hardie 2017 Annual Report on Form 20-F	10

We work hard to reduce the effect of both price fluctuations and supply interruptions by entering into contracts with qualified suppliers and through continuous internal improvements in both our products and manufacturing processes.

Cellulose Fiber

Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. As a result of our many years of experience and expertise in the industry, we share our internal expertise with pulp producers in New Zealand, the United States, Canada and Chile to ensure they are able to provide us with a highly specialized and proprietary formula crucial to the reinforcing cement matrix of our fiber cement products. We have confidentiality agreements with our pulp producers and we have obtained patents in the United States and in certain other countries covering certain unique aspects of our pulping formulas and processes that we believe cannot adequately be protected through confidentiality agreements. However, we cannot be assured that our intellectual property and other proprietary information will be protected in all cases. See “Section 3 – Risk Factors.”

Silica

High purity silica is sourced locally by the various production plants. In the majority of locations, we use silica sand as a silica source. In certain other locations, however, we process quartz rock and beneficiate silica sand to ensure the quality and consistency of this key raw material.

Cement

Cement is acquired in bulk from local suppliers. We continue to evaluate options on agreements with suppliers for the purchase of cement that can lock in our cement prices over longer periods of time.

Water

We use local water supplies and seek to process all wastewater to comply with environmental requirements.

Sales, Marketing and Distribution

The principal markets for our fiber cement products are the United States, Australia, New Zealand, the Philippines, Canada, and in parts of Europe, including the United Kingdom and France. In addition, we have sold fiber cement products in many other markets, including China, Mongolia, Denmark, Germany, Hong Kong, India, the Middle East (Israel, Saudi Arabia, Lebanon and the United Arab Emirates), various Pacific Islands, Singapore, South Korea, Taiwan, and Vietnam. Our brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for our marketing strategy.

We offer our customers support through a specialized fiber cement sales force and customer service infrastructure in the United States, Australia, New Zealand, the Philippines and Europe.

James Hardie 2017 Annual Report on Form 20-F	11

The customer service infrastructure includes inbound customer service support coordinated nationally in each country, and is complemented by outbound telemarketing capability. Within each regional market, we provide sales and marketing support to building products dealers and lumber yards and also provide support directly to the customers of these distribution channels, principally homebuilders and building contractors.

We maintain dedicated regional sales management teams in our major sales territories, with our national sales managers and national account managers, together with regional sales managers and sales representatives, maintaining relationships with national and other major accounts. Our various sales forces, which in some instances manage specific product categories, include skilled trades people who provide on-site technical advice and assistance.

In the United States, we sell fiber cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. This two-step distribution process is supplemented with direct sales to dealers and lumber yards as a means of accelerating product penetration and sales. Repair and remodel products in the United States are typically sold through the large home center retailers and specialist distributors. Our products are distributed across the United States and Canada primarily by road and, to a lesser extent, by rail.

In Australia and New Zealand, both new construction and repair and remodel products are generally sold directly to distributor/hardware stores and lumber yards rather than through the two-step distribution process. In the Philippines, a network of thousands of small to medium size dealer outlets sell our fiber cement products to consumers, builders and real estate developers, although in recent years, do-it-yourself type stores have started to enter the Philippines market. The physical distribution of our product in each country is primarily by road or sea transport. Products manufactured in Australia, New Zealand and the Philippines are also exported to a number of markets in Asia, various Pacific Islands, and the Middle East by sea transport.

Despite the fact that distributors and dealers are generally our direct customers, we also aim to increase primary demand for our products by marketing our products directly to homeowners, architects and builders. We encourage them to specify and install our products because of the quality and craftsmanship of our products. This “pull through” strategy, in turn, assists us in expanding sales for our distribution network as distributors benefit from the increasing demand for our products.

Geographic expansion of our fiber cement business has occurred in markets where framed construction is prevalent for residential applications or where there are opportunities to change building practices from masonry to framed construction. Expansion is also possible where there are direct substitution opportunities irrespective of the methods of construction. Our entry into the Philippines is an example of the ability to substitute fiber cement for an alternative product (in this case plywood). With the exception of our current major markets, as well as Japan and certain rural areas in Asia, Scandinavia, and Eastern Europe, most markets in the world principally utilize masonry construction for external walls in residential construction. Accordingly, further geographic expansion depends substantially on our ability to provide alternative construction solutions and for those solutions to be accepted in those markets.

James Hardie 2017 Annual Report on Form 20-F	12

Dependence on Trade Secrets and Research and Development (“R&D”)

We pioneered the successful development of cellulose reinforced fiber cement and, since the early-1980s, have progressively introduced products developed as a result of our proprietary product formulation and process technology. The introduction of differentiated products is one of the core components of our global business strategy. This product differentiation strategy is supported by our significant investment in R&D activities.

We view spending on R&D as the key to sustaining our existing product leadership position, by providing a continuous pipeline of innovative new products and technologies with sustainable performance and design advantages over our competitors. Further, through our investments in new process technology or by modifying existing process technology, we aim to keep reducing our capital and operating costs and to find new ways to make existing and new products. As such, we expect to continue allocating significant funding to these endeavors. For fiscal years 2017, 2016 and 2015, our expenses for R&D were US$30.3 million, US$29.5 million and US$31.7 million, respectively.

Our current patent portfolio is based mainly on fiber cement compositions, associated manufacturing processes and the resulting products. Our non-patented technical intellectual property consists primarily of our operating and manufacturing know-how and raw material and operating equipment specifications, all of which are maintained as trade secret information. We have enhanced our abilities to effectively create, manage and utilize our intellectual property and have implemented a strategy that increasingly uses patenting and trade secret protection to protect and increase our competitive advantage.

In addition, we own a variety of licenses; industrial, commercial and financial contracts; and manufacturing processes. While we are dependent on the competitive advantage that these items provide as a whole, we are not dependent on any one of them individually and do not consider any one of them individually to be material. We do not materially rely on intellectual property licensed from any outside third parties. However, we cannot assure that our intellectual property and other proprietary information will be protected in all cases. In addition, if our R&D efforts fail to generate new, innovative products or processes, our overall profit margins may decrease and demand for our products may fall. See “Section 3 – Risk Factors.”

Governmental Regulation

As an Irish plc, we are governed by the Irish Companies Act 2014 and are also subject to all applicable European Union level legislation. We also operate under the regulatory requirements of numerous jurisdictions and organizations, including the ASX, ASIC, the NYSE, the SEC, the Irish Takeover Panel and various other federal, state, local and foreign rulemaking bodies. See “Section 3 – Constitution” for additional information regarding the Irish Companies Act 2014 and regulations to which we are subject.

Environmental, Health and Safety Regulation

Our operations and properties are subject to extensive federal, state, local and foreign environmental protection, health and safety laws, regulations and ordinances governing activities and operations that may have adverse environmental effects. As it relates to our operations, our

James Hardie 2017 Annual Report on Form 20-F	13

manufacturing plants produce regulated materials, including waste water and air emissions. The waste water produced from our manufacturing plants is internally recycled and reused before eventually being discharged to publicly owned treatment works, a process which is monitored by us, as well as by regulators. In addition, we actively monitor air emissions and other regulated materials produced by our plants so as to ensure compliance with the various environmental regulations under which we operate.

Some environmental laws provide that a current or previous owner or operator of real property may be liable for the costs of investigation, removal or remediation of certain regulated materials on, under, or in that property or other impacted properties. In addition, persons who arrange, or are deemed to have arranged, for the disposal or treatment of certain regulated materials may also be liable for the costs of investigation, removal or remediation of the regulated materials at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental laws often impose liability whether or not the owner, operator, transporter or arranger knew of, or was responsible for, the presence of such regulated materials. Also, third parties may make claims against owners or operators of properties for personal injuries, property damage and/or for clean-up associated with releases of certain regulated materials pursuant to applicable environmental laws and common law tort theories, including strict liability.

In the past, from time to time, we have received notices of alleged discharges in excess of our water and air permit limits. In each case, and in compliance with our Environmental Policy, we have addressed the concerns raised in those notices, in part, through enhanced administrative controls and/or capital expenditures intended to prevent future discharges in excess of permitted levels and, on occasion, the payment of associated minor fines.

Environmental compliance costs in the future will depend, in part, on continued oversight of operations, expansion of operations and manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

James Hardie 2017 Annual Report on Form 20-F	14

Organizational Structure

JHI plc is incorporated and domiciled in Ireland and the table below sets forth our significant subsidiaries, all of which are wholly-owned by JHI plc, either directly or indirectly, as of 30 April 2017.

Name of Company	Jurisdiction of Establishment	Jurisdiction of Tax Residence
James Hardie 117 Pty Ltd	Australia	Australia
James Hardie Australia Pty Ltd	Australia	Australia
James Hardie Building Products Inc.	United States	United States
James Hardie Europe B.V.	Netherlands	Netherlands
James Hardie Finance Holdings 1 Ltd	Bermuda	Ireland
James Hardie Holdings Ltd	Ireland	Ireland
James Hardie International Finance Designated Activity Company	Ireland	Ireland
James Hardie International Group Ltd	Ireland	Ireland
James Hardie International Holdings Ltd	Ireland	Ireland
James Hardie New Zealand	New Zealand	New Zealand
James Hardie NZ Holdings	New Zealand	New Zealand
James Hardie NZ Holdings Ltd	Bermuda	New Zealand
James Hardie North America Inc.	United States	United States
James Hardie NV	Netherlands	Netherlands
James Hardie Philippines Inc.	Philippines	Philippines
James Hardie Research (Holdings) Pty Ltd	Australia	Australia
James Hardie Research Pty Ltd	Australia	Australia
James Hardie Research USA LLC	United States	United States
James Hardie Technology Ltd	Bermuda	Ireland
James Hardie U.S. Investments Sierra Inc.	United States	United States
RCI Holdings Pty Ltd	Australia	Australia

Property, Plants and Equipment

We believe we have some of the largest and lowest cost fiber cement manufacturing plants across the United States, Australia and New Zealand, with our plants servicing both domestic and export markets. Our plants are ideally located to take advantage of established transportation networks, allowing us to distribute our products into key markets, while also providing easy access to key raw materials.

James Hardie 2017 Annual Report on Form 20-F	15

Manufacturing Capacity

At 31 March 2017, we had manufacturing facilities at the following locations:

Plant Location	Owned / Leased		Design Capacity (mmsf)[1]
United States
Cleburne, Texas	Owned		666
Peru, Illinois	Owned		560
Plant City, Florida	Owned	[2]	600
Pulaski, Virginia	Owned		600
Reno, Nevada	Owned		300
Tacoma, Washington	Owned	[3]	200
Waxahachie, Texas	Owned	[4]	360
Fontana, California	Owned		250
Summerville, South Carolina	Owned	[5]	190

Plant Location	Owned / Leased		Design Capacity (mmsf)[1]
Australia
Rosehill, New South Wales	Owned	[6]	180
Carole Park, Queensland	Owned		160
New Zealand
Auckland	Leased	[7]	75
Philippines
Cabuyao City	Owned	[8]	145

1	The calculated annual design capacity is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. No accepted industry standard exists for the calculation of our fiber cement manufacturing facility design and utilization capacities.

2	We began work to recommission Plant City SM3, which will become the 4th active sheet machine at this location. We expect this sheet machine to be operational in early fiscal year 2018. This incremental capacity is included in the table above.

3	In the third quarter of fiscal year 2017, we announced a US$121.5 million greenfield capacity project at our Tacoma, Washington facility with an expected commissioning date in the second half of fiscal year 2019. This incremental capacity is not included in the table above.

4	In February 2017, we completed the purchase of land, building, and machinery and equipment previously leased at our Waxahachie, Texas facility.

5	We suspended production at our Summerville, South Carolina location in November 2008. The plant is currently being re-commissioned and is expected to be commissioned in early fiscal year 2018.

6	In December 2014, we completed the purchase of the land and buildings previously leased at our Rosehill, New South Wales facility.

7	We exercised our option to renew the Auckland leases for a further term of 10 years prior to the leases’ expiry on 22 March 2016. The Auckland leases now expire on 22 March 2026, at which time we have an option to renew them for a further term of 10 years expiring in March 2036. There is no option to purchase at the expiration of the leases.

8	The land on which our Philippines fiber cement plant is located is owned by Ajempa Holding Inc. (“Ajempa”), a related party. Ajempa is 40% owned by our operating entity, James Hardie Philippines Inc., and 60% owned by the James Hardie Philippines Retirement Fund. James Hardie Philippines Inc. owns 100% of the fixed assets on the land owned by Ajempa.

We are adding additional capacity in the Philippines with an estimated total cost of PHP550 (US$11.0 million utilizing the exchange rate on 31 March 2017) with an expected completion date in the first half of fiscal year 2018. This incremental capacity is not included in the table above.

James Hardie 2017 Annual Report on Form 20-F	16

We continually evaluate the capacity required to service the US housing market, and as a result, to ensure we meet demand and achieve our market penetration objectives, we have completed and continue to start-up and commission several lines across our manufacturing network. For a discussion of significant active and recently completed capacity expansion projects, see “Capital Expenditures.”

Beginning in the fourth quarter of fiscal year 2016, management determined that for measuring the annual flat sheet design capacity of the fiber cement network, the calculation should incorporate our historical experience with certain factors such as demand, product mix of varying thickness and density, batch size, plant availability and differing production speeds multiplied by 24 hours per day, seven days per week. Additionally, commencing in the second quarter of fiscal year 2017, management adjusted the definition of plant availability pertaining to idled, non-commissioned, and start-up lines when determining annual flat sheet design capacity and capacity utilization.

Based on the methodology noted above, for the year ended 31 March 2017, we had an annual flat sheet design capacity of 2,879 mmsf and 619 mmsf in the United States and Asia Pacific, respectively. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities, with actual utilization affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal year 2017, actual capacity utilization across our plants was an average of 94% and 92% in the United States and Asia Pacific, respectively.

Based on the “design capacity methodology” as defined above, for the year ended 31 March 2016, we had an annual flat sheet design capacity of 2,500 mmsf and 659 mmsf in the United States and Asia Pacific, respectively. It is important to note that annual design capacity does not necessarily reflect the actual capacity utilization rates of our manufacturing facilities, with actual utilization affected by factors such as demand, product mix, batch size, plant availability and production speeds. For fiscal year 2016, actual capacity utilization across our plants was an average of 89% in the United States and Asia Pacific.

During the first quarter of fiscal year 2016, we completed the sale of our Blandon, Pennsylvania location and our Australian Pipes business.

Mines

We lease silica quartz mine sites in Tacoma, Washington and Reno, Nevada. The lease for our quartz mine in Tacoma, Washington expires in February 2018 (with options to renew). The lease for our silica quartz mine site in Reno, Nevada expires in January 2019. We also had leased a mining site for silica in Victorville, California; however, that lease expired on 31 May 2016 and has not been renewed. Further, we own an additional property in Victorville, California which could be mined for silica. As of 30 April 2017, however, we have not begun to mine this site and have no immediate plans to do so. Finally, we continue to lease a parcel of land in Victorville, California adjacent to and for access to our owned property, as well as providing an equipment area for mining operations.

James Hardie 2017 Annual Report on Form 20-F	17

As a mine operator, we are required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and rules promulgated by the SEC implementing that section of the Dodd-Frank Act, to provide certain information concerning mine safety violations and other regulatory matters concerning the operation of our mines. During fiscal year 2017, we did not receive any notices, citations, orders, legal action or other communication from the US Department of Labor’s Mine Safety and Health Administration that would necessitate additional disclosure under Section 1503(a) of the Dodd-Frank Act. Similarly, we have not experienced any mining-related fatalities in our mining operations. There are currently no pending legal actions before the Federal Mine Safety and Health Review Commission related to our mining operations.

Capital Expenditures

We utilize a mix of operating cash flow and debt facilities to fund our capital expenditure projects and investments. We continuously invest in equipment maintenance and upgrades to ensure continued environmental compliance and operating effectiveness of our plants. The following table sets forth our capital expenditures for the three most recent fiscal years:

	(Millions of US dollars)
	2017	2016	2015
North America Fiber Cement	$76.1	$40.3	$163.3
International Fiber Cement	24.4	28.7	94.4
Other Businesses	0.7	2.3	2.0
R&D and Corporate	0.7	1.9	16.5
Total Capital Expenditure	$101.9	$73.2	$276.2

Significant active capital expenditures

At 31 March 2017, the following significant capital expenditures related to capacity projects remain in progress:

Project Description	Approximate Investment (US millions)	Investment to date (US millions)	Project Start Date	Expected Commission Date	Expected Capacity Increase[1]
Tacoma greenfield expansion	$121.5	$4.9	Q4 FY17	FY19	8%
Summerville recommissioning[2]	16.2	9.6	Q3 FY17	FY18	-
Phillipines capacity expansion	$11.0	$8.3	Q4 FY16	FY18	16%

1	The expected capacity increase is based on management’s historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16” medium density product at a targeted operating speed. It does not take into account factors such as product mix with varying thickness and density, batch size, plant availability and production speeds.

2	We previously suspended production at our Summerville, South Carolina location in November 2008. The plant has a design capacity of 190 mmsf.

James Hardie 2017 Annual Report on Form 20-F	18

Significant completed capital expenditure projects

The following is a list of significant capital expenditure projects we have invested in over the three most recent fiscal years:

Project Description	Total Investment (US Millions)	Fiscal Year of Expenditure
Carole Park land and building purchase and capacity expansion	$85.3	FY14 - FY16
Plant City SM4 - 3rd operating sheet machine	71.2	FY14 - FY17
Fontana Plant recommisioning	49.0	FY13 - FY15
Cleburne - 3rd sheet machine	40.8	FY14 - FY17
Rosehill land and buildings	37.5	FY15
Tacoma land and buildings	28.3	FY15
Waxahachie lease buyout	$16.5	FY17

Capital Divestitures

During the three most recent fiscal years, we did not make any material capital divestitures. On 30 June 2015, we finalized the sale of our Australian Pipes business. Additionally, on 1 June 2015 we finalized the sale of our Blandon, Pennsylvania location. We do not consider the disposition of the pipes business or sale of Blandon, Pennsylvania location material divestitures or strategic shifts in the nature of our operations.

James Hardie 2017 Annual Report on Form 20-F	19

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

James Hardie Executive Team

Our management is overseen by our executive team, whose members cover the key areas of fiber cement R&D, production, manufacturing, human resources, marketing, investor relations, finance and legal.

Members of our executive team at 30 April 2017 (in alphabetical order) are:

Joe Blasko BSFS, JD

General Counsel and Chief Compliance Officer

Age 50

Joe Blasko joined James Hardie as General Counsel and Chief Compliance Officer in June 2011.

Before joining James Hardie, Mr Blasko was Assistant General Counsel, and later, the General Counsel at Liebert Corporation, an Emerson Network Power Systems company and wholly-owned subsidiary of Emerson Electric Co. In his four years with Liebert/Emerson, Mr Blasko was responsible for establishing the legal department in Columbus, Ohio, managing and overseeing all legal matters and working closely with the executive management team. In this role, Mr Blasko also had global responsibilities which required expertise across multiple jurisdictions.

From 2004 to 2006, Mr Blasko was Associate General Counsel at The Scotts Miracle-Gro Company, serving as the effective “general counsel” to numerous corporate divisions within the organization. From 1997 to 2004, Mr Blasko gained considerable regulatory and litigation expertise working at Vorys, Sater, Seymour and Pease LLP in Ohio.

Mr Blasko has a Juris Doctor from Case Western Reserve University in Cleveland, Ohio, USA and a Bachelor of Science in Foreign Service from Georgetown University, USA, with a specialty in International Relations, Law and Organizations.

James Hardie 2017 Annual Report on Form 20-F	20

Sean Gadd BEng, MBA

Executive Vice President, Markets and Segments

Age 44

Sean Gadd joined James Hardie in 2004 as a Regional Engineering Manager for the Asia Pacific business, and progressed to Plant Manager for both the Carole Park and Rosehill facilities in Australia. Mr Gadd then moved to the US in 2006 to take the role of Manufacturing Manager for Trim and various manufacturing facilities across the US.

In 2009, Mr Gadd ran the US trim business for James Hardie with responsibility for both Manufacturing and Sales, followed by a brief assignment leading Supply Chain. In 2012, Mr Gadd was promoted to the role of Vice President of Sales for Western USA and Canada. Over the next year, his role was expanded to include the Midwest and Northeast of the USA.

Mr Gadd was appointed Executive General Manager in September 2013 with full responsibility for the Northern Division. In October 2015, he was appointed Executive Vice President, Markets and Segments, North America with responsibility for Strategic Marketing and Development.

Mr Gadd has a Bachelor of Engineering in Manufacturing Management and an executive MBA from the Australian Graduate School of Management, Australia.

Louis Gries BSc, MBA

Chief Executive Officer

Age 63

Louis Gries joined James Hardie as Manager of the Fontana fiber cement plant in California in February 1991 and was appointed President of James Hardie Building Products, Inc. in December 1993. Mr Gries became Executive Vice President – Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe.

He was appointed Interim Chief Executive Officer (“CEO”) in October 2004 and became CEO in February 2005. In addition to being the Company’s CEO, Mr Gries is responsible for managing the Company’s fiber cement operations in North America.

Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, including a variety of roles in research, plant quality and production, and product and plant management.

Mr Gries has a Bachelor of Science in Mathematics from the University of Illinois, USA and an MBA from California State University, Long Beach, USA.

James Hardie 2017 Annual Report on Form 20-F	21

Ryan Kilcullen BSc, MS

Executive Vice President – Operations

Age 36

Ryan Kilcullen joined James Hardie in 2007 as a PcI/PdI Engineer. Since then, he has worked for the Company in various manufacturing and supply chain roles including Process Engineer, Production Manager, and Supply Chain Engineer. In 2012, he became Supply Chain Manager, ColorPlus Business Unit, responsible for the end-to-end design and performance of our ColorPlus product line supply chain. In 2013, he became responsible for North American Supply Chain operations, with responsibilities that included Procurement, Network Planning, Production Planning, Transportation, Distribution Management, Customer Service, and Inside Sales. In June 2015, he was appointed Vice President – Central Operations, responsible for the Company’s Supply Chain Operations and Centralized Manufacturing functions.

In August 2016, he was appointed Executive Vice President – Operations, responsible for the Company’s Supply Chain, Manufacturing, Engineering, and Environmental, Health & Safety Operations.

Mr Kilcullen has a Bachelor of Science in Industrial Engineering from Rensselaer Polytechnic Institute and a Master of Engineering in Logistics from Massachusetts Institute of Technology.

James Hardie 2017 Annual Report on Form 20-F	22

Matthew Marsh BA, MBA

Chief Financial Officer and Executive Vice President – Corporate

Age 42

Matthew Marsh joined James Hardie as Chief Financial Officer (“CFO”) in June 2013. As CFO he oversees the Company’s overall financial activities, including accounting, tax, treasury, performance and competitor analysis, internal audit and financial operations.

Effective 16 October 2015, Mr Marsh’s role was expanded to include the role of Executive Vice President – Corporate. In this role, Mr Marsh continues his oversight of the Company’s overall financial management in addition to the oversight of James Hardie’s information systems, legal and compliance, and investor and media relations functions. He continues to report to the Company’s Chief Executive Officer, Mr Louis Gries.

After a 16-year career at General Electric Company (“GE”), Mr Marsh brings a strong background in financial management. Before joining James Hardie, Mr Marsh most recently served as CFO of GE Healthcare’s IT business. Prior to being named CFO of GE Healthcare IT, Mr Marsh oversaw the finance operations for GE Healthcare’s US Healthcare Systems and US Diagnostic Imaging businesses.

Prior to those appointments, Mr Marsh travelled globally with the GE Internal Audit Staff gaining extensive experience in several industries including appliances, information services, distribution and supply, aviation, plastics, financial services, capital markets and healthcare, across more than twenty countries. Mr Marsh has graduated from GE’s Financial Management Program (FMP).

Mr Marsh has a Bachelor of Arts in Economics and Public Affairs from Syracuse University, USA and an MBA from University of Chicago’s Booth School of Business, USA.

Jason Miele, BA

Vice President, Investor and Media Relations

Age 40

Jason Miele was appointed to the position of Vice President – Investor and Media Relations in February 2017. Mr Miele has responsibility for overseeing the Company’s investor relations strategy and successful interface with external audiences, communicating the Company’s business strategy and its financial performance to various stakeholders including shareholders, investment analysts, and the financial media.

Mr Miele has 19 years of relevant professional experience, including 10 years of experience with James Hardie, where he has served in various finance and operational support roles, most recently as James Hardie’s Group Controller, a position he has held since 2013.

Mr Miele has a Bachelor’s Degree from the University of California at Santa Barbara, where he graduated with a degree in Business Economics with an emphasis in Accounting.

James Hardie 2017 Annual Report on Form 20-F	23

Kirk Williams BA, JD

Chief Human Resources Officer

Age 41

Kirk Williams joined James Hardie in 2017 as Chief Human Resources Officer. Mr Williams brings 16 years of experience in human resources gained while employed at Walmart, Honeywell International, Allianz Life Insurance Company of North America and American Express.

Most recently, he was Vice President of Human Resources at Archer Daniels Midland, where he served as a strategic business partner for two of the company’s four business units and had human resources responsibility for the Latin and South American businesses. Prior to those roles, Mr Williams held various management positions within Walmart.

Through his broad experience across a diverse group of industries, Mr Williams has developed a strong background in a broad range of areas, including employee engagement, talent management, leadership development, cultural initiatives, compensation, benefits and human resources management.

Mr Williams has a Juris Doctor from Chicago-Kent College of Law where he graduated with Honors and a Bachelor of Arts (International Relations) from Kent State University where he graduated Cum Laude.

James Hardie 2017 Annual Report on Form 20-F	24

Board of Directors

James Hardie’s directors have widespread experience, spanning general management, finance, law, marketing and accounting. Each director also brings valuable international experience that assists with James Hardie’s growth.

Members of the Board of Directors (the “Board”) at 31 March 2017 are:

Michael Hammes BS, MBA

Age 75

Michael Hammes was elected as an independent non-executive director of James Hardie in February 2007. He was appointed Chairman of the Board in January 2008 and is a member of the Audit Committee, the Remuneration Committee and the Nominating and Governance Committee.

Experience: Mr Hammes has extensive commercial experience at a senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc. (2000-2007), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc. (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1979-1986).

Directorships of listed companies in the past five years: Former – Director of Navistar International Corporation (1996-2017); Director of DynaVox Mayer-Johnson (2010-2016).

Other: Resident of the United States.

Last elected: August 2016

Term expires: August 2019

James Hardie 2017 Annual Report on Form 20-F	25

Brian Anderson BS, MBA, CPA

Age 66

Brian Anderson was appointed as an independent non-executive director of James Hardie in December 2006. He is Chairman of the Audit Committee and a member of the Remuneration Committee.

Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc., including Corporate Vice President of Finance, Senior Vice President and CFO (1997-2004) and, more recently, Executive Vice President and CFO of OfficeMax, Inc. (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991).

Directorships of listed companies in the past five years: Current – Director of Stericycle Inc. (since January 2017); Director of PulteGroup (since 2005); Director of W.W. Grainger, Inc. (since 1999). Former – Chairman (2010-2016) and Director (2005-2016) of A.M. Castle & Co.; Lead Director of W.W. Grainger, Inc. (2011-2014).

Other: Member of the Governing Board of the Center for Audit Quality (since September 2016); resident of the United States.

Last elected: August 2015

Term expires: August 2017

James Hardie 2017 Annual Report on Form 20-F	26

Russell Chenu BCom, MBA

Age 67

Russell Chenu was appointed as a non-executive director of James Hardie in August 2014. He is a member of the Remuneration Committee and the Nominating and Governance Committee.

Experience: Mr Chenu joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005. He was elected to the Company’s Managing Board at the 2005 Annual General Meeting, re-elected in 2008 and continued as a member of the Managing Board until it was dissolved in June 2010. As CFO, he was responsible for accounting, treasury, taxation, corporate finance, information technology and systems, and procurement. Mr Chenu retired as CFO in November 2013.

Mr Chenu is an experienced corporate and finance executive who held senior finance and management positions with a number of Australian publicly-listed companies. In a number of these senior roles, he was engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Directorships of listed companies in the past five years: Current – Director of Reliance Worldwide Corporation Limited (since 2016); Director of CIMIC Group Limited (since 2014); Director of Metro Performance Glass Limited (since 2014).

Other: Resident of Australia.

Last elected: August 2014

Term expires: August 2017

James Hardie 2017 Annual Report on Form 20-F	27

David D. Harrison BA, MBA, CMA

Age 70

David Harrison was appointed as an independent non-executive director of James Hardie in May 2008. He is Chairman of the Remuneration Committee and a member of the Audit Committee.

Experience: Mr Harrison is an experienced company director with a finance background, having served in corporate finance roles, international operations and information technology for 22 years with Borg Warner/General Electric Co. His previous experience includes 10 years at Pentair, Inc., as Executive Vice President and CFO (1994-1996 and 2000-2007) and Vice President and CFO roles at Scotts, Inc. and Coltec Industries, Inc. (1996-2000).

Directorships of listed companies in the past five years: Current – Director of National Oilwell Varco (since 2003). Former – Director of Navistar International Corporation (2007-2012).

Other: Resident of the United States.

Last elected: August 2016

Term expires: August 2019

Andrea Gisle Joosen MSc, BSc

Age 53

Andrea Gisle Joosen was appointed as an independent non-executive director of James Hardie in March 2015. She is a member of the Audit Committee.

Experience: Ms Gisle Joosen is an experienced former executive with extensive experience in marketing, brand management and business development across a range of different consumer businesses. Her former roles include Chief Executive of Boxer TV Access AB in Sweden and Managing Director (Nordic region) of Panasonic, Chantelle AB and Twentieth Century Fox. Her early career involved several senior marketing roles with Procter & Gamble and Johnson & Johnson.

Directorships of listed companies in the past five years: Current – Director of Mr Green AB (since 2015; listed November 2016); Director of BillerudKorsnas AB (since 2015); Director of Dixons Carphone plc (since 2014); Director of ICA Gruppen AB (since 2010). Former – Director of Dixons Retail plc (2012-2013).

Other: Director of Teknikmagasinet AB (since 2015); Director of Neopitch AB (since 2004); resident of Sweden.

Last elected: August 2015

Term expires: August 2018

James Hardie 2017 Annual Report on Form 20-F	28

Alison Littley BA, FCIPS

Age 54

Alison Littley was appointed as an independent non-executive director of James Hardie in February 2012. She is a member of the Audit Committee and the Remuneration Committee.

Experience: Ms Littley has substantial experience in multinational manufacturing and supply chain operations, and she brings a strong international leadership background building effective management teams and third party relationships. She has held a variety of positions, most recently as Chief Executive of Buying Solutions, a UK Government Agency responsible for procurement of goods and services on behalf of UK government and public sector bodies (2006-2011). She has previously held senior management roles in Diageo plc (1999-2006) and Mars, Inc. (1981-1999).

Directorships of listed companies in the past five years: None.

Other: Director of Weightmans LLP (since 2013); Director of Eakin Healthcare Limited (since 2015); resident of the United Kingdom.

Last elected: August 2015

Term expires: August 2018

James Osborne BA Hons, LLB

Age 68

James Osborne was appointed as an independent non-executive director of James Hardie in March 2009. He is a member of the Nominating and Governance Committee.

Experience: Mr Osborne is an experienced company director with a strong legal background and a considerable knowledge of international business operations in North America and Europe. His career includes 35 years with the leading Irish law firm, A&L Goodbody, in roles which included opening the firm’s New York office in 1979 and serving as the firm’s managing partner (1982-1994). He has served as a consultant to the firm since 1994. Mr Osborne also contributed to the listing of Ryanair in London, New York and Dublin and continues to serve on Ryanair’s board.

Directorships of listed companies in the past five years: Current – Director of Ryanair Holdings plc (since 1996); Chairman and Director of Oneview Healthcare plc (since 2013). Former – Chairman of Independent News & Media (2011-2012).

Other: Chairman of Eason Holdings plc (since 2013); Chairman of Jellia Holdings Limited (since 2014); Chairman of ELST (since 2012); resident of Ireland.

Last elected: August 2015

Term expires: August 2018

James Hardie 2017 Annual Report on Form 20-F	29

Rudolf van der Meer M.Ch.Eng

Age 72

Rudy van der Meer was appointed as an independent non-executive director of James Hardie in February 2007. He is Chairman of the Nominating and Governance Committee.

Experience: Mr van der Meer is an experienced former executive, with considerable knowledge of international business and the building and construction sector. During his 32-year association with Akzo Nobel N.V., he held a number of senior positions including CEO of Coatings (2000-2005), CEO of Chemicals (1993-2000), and member of the five person Executive Board (1993-2005).

Directorships of listed companies in the past five years: Current – Director of LyondellBasell Industries N.V. (since 2010). Former – Chairman of the Supervisory Board of Royal Imtech N.V. (2005-2013).

Other: Chairman of the Supervisory Board of VGZ Health Insurance (since 2011); resident of the Netherlands.

Last elected: August 2014

Term expires: August 2017

James Hardie 2017 Annual Report on Form 20-F	30

Remuneration

The remuneration information provided in this Annual Report outlines the key remuneration and share ownership information for our Board of Directors and our Senior Executive Officers (defined below) for fiscal year 2017. We are not required to produce a remuneration report under applicable Irish, Australian or US rules or regulations. However, taking into consideration our significant Australian and US shareholder bases and our primary listing on the ASX, we have voluntarily produced a remuneration report consistent with those provided by similarly situated companies for non-binding shareholder approval since 2005 and we intend to continue to do so for fiscal year 2017. A more extensive remuneration report, which further details our remuneration policies and practices will be provided separately to our shareholders in July 2017, together with the 2017 Notice of Annual General Meeting (“AGM”) and accompanying materials.

For fiscal year 2017, our senior executive officers (Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three highest paid executive officers based on total compensation that was earned or accrued for fiscal year 2017) (“Senior Executive Officers”) are:

•	Louis Gries, CEO;
•	Matthew Marsh, CFO and Executive Vice President – Corporate;
•	Sean Gadd, Executive Vice President – Markets and Segments;
•	Joseph Blasko, General Counsel and Chief Compliance Officer; and
•	Mark Fisher, former Executive Vice President – International.

Mr Fisher is included in this remuneration discussion based on his level of compensation and status as an executive officer as of 31 March 2017. Subsequent to 31 March 2017, Mr Fisher voluntarily terminated his employment with us as of 3 April 2017.

Description of 2017 Remuneration Elements

Base Salaries and Other Fixed Remuneration Benefits

Base salary provides a guaranteed level of income that recognizes the market value of the position and internal equities between roles, and the individual’s capability, experience and performance. Annual base salary increases are not automatic. Base salaries for Senior Executive Officers are positioned around the market median for positions of similar responsibility and are reviewed by the Remuneration Committee each year.

In addition, Senior Executive Officers may receive certain other limited fixed benefits, such as medical and life insurance benefits, car allowances, participation in executive wellness programs and an annual financial planning allowance. For fiscal year 2017, the base salary and value of other fixed benefits for each of our Senior Executive Officers is provided in the Base Pay and Other Benefits columns of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers”.

Retirement Plan

In every country in which we operate, we offer employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

James Hardie 2017 Annual Report on Form 20-F	31

In the US, we sponsor a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”). The 401(k) Plan is a tax-qualified retirement and savings plan covering all US employees, including our Senior Executive Officers, subject to certain eligibility requirements. Participating employees were able to elect to reduce their current annual compensation by up to US$18,000 in calendar year 2016 and have the amount of such reduction contributed to the 401(k) Plan, with a maximum eligible compensation limit of US$265,000. In addition, we match employee contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.

Incentive Arrangements

In addition to the base salary and other fixed benefits provided to our Senior Executive Officers, the Remuneration Committee reviews and approves a combination of both short-term and long-term variable incentive programs on an annual basis. For fiscal year 2017, our variable incentive plans for Senior Executive Officers were as follows:

Duration	Plan Name	Amount	Form Incentive Paid
Short Term Incentive (“STI”) (1 year)	Individual Performance Plan (“IP Plan”)	20% of STI Target	Cash
	Company Performance Plan (“CP Plan”)	80% of STI Target	Cash
Long Term Incentive (“LTI”) (3 –4.5 years)	Long Term Incentive Plan 2006 (“LTIP”)	40% of LTI Target	Return on Capital Employed (“ROCE”) Restricted Stock Units (“RSUs”)
		30% of LTI Target	Relative Total Shareholder Return (“TSR”) RSUs
		30% of LTI Target	Cash (Scorecard LTI)

STI Plans

On an annual basis, the Remuneration Committee approves an STI target for all Senior Executive Officers, expressed as a percentage of base salary, which is allocated between individual goals and Company goals under the IP and CP Plans, respectively. For fiscal year 2017, the STI target percentage for Mr Gries was 125% of base salary, 70% of base salary for Mr Marsh, and 60% of base salary for Messrs Fisher, Gadd and Blasko, with 80% allocated to the CP Plan and 20% allocated to the IP Plan for all Senior Executive Officers.

Since fiscal year 2014, the Remuneration Committee has applied a ‘circuit breaker’ to the STI plans, which for Senior Executive Officers will prevent payment of any STI under the CP and IP Plans unless our performance exceeds a level approved by the Remuneration Committee each year. For fiscal year 2017, the ‘circuit breaker’ was set at 60% of our fiscal year 2017 plan Adjusted EBIT (indexed to housing starts) less any impairment costs the Remuneration Committee determines should be disregarded.

James Hardie 2017 Annual Report on Form 20-F	32

CP Plan

The CP Plan is based on a series of payout matrices for the US and Asia Pacific businesses, which provide a range of possible payouts depending on our performance against hurdles which assess volume growth relative to, and above, market (“Growth Measure”), earnings (“Return Measure”), and for the US business, performance of the interiors business and performance against certain “wood-look” competitors. Each Senior Executive Officer can receive between 0% and 300% of their STI target allocated to the CP Plan based on the results of the payout multiple the Senior Executive Officer is tied to. All Senior Executive Officers are tied to either the US multiple (Mr Gadd) or a composite multiple derived from the metrics for the US (80%) and Asia Pacific (20%) businesses combined (Messrs Gries, Marsh, Fisher and Blasko).

IP Plan

Under the IP Plan, the Remuneration Committee approves a series of one-year individual performance goals which, along with goals on our core organizational values, are used to assess the performance of our Senior Executive Officers. The IP Plan links financial rewards to the Senior Executive Officer’s achievement of specific objectives that have benefited us and contributed to shareholder value, but are not captured directly by financial measures in the CP Plan. Each Senior Executive Officer can receive between 0% and 150% of their STI target allocated to the IP Plan based on achievement of individual performance and core organizational values goals.

STI Plan Performance for Fiscal Year 2017

For fiscal year 2017, the amount to be paid to each of our Senior Executive Officers under the STI Plans is provided in the STI Award column of the remuneration table in the section titled “Remuneration Paid to Senior Executive Officers.” A more in-depth discussion regarding our corporate performance relative to the CP Plan and Senior Executive Officer performance under the IP Plan will be provided in our remuneration report, which will be separately issued to shareholders in July 2017.

LTI Plans

Each year, the Remuneration Committee approves an LTI target for all Senior Executive Officers. The approved target is allocated between three separate components to ensure that each Senior Executive Officer’s performance is assessed across factors considered important for sustainable long-term value creation:

•	ROCE RSUs are used as they are an indicator of high capital efficiency required over time;
•	Relative TSR RSUs are used as they are an indicator of our performance relative to our US peer companies; and
•	Scorecard LTI is an indicator of each Senior Executive Officer’s contribution to achieving our long-term strategic goals.

James Hardie 2017 Annual Report on Form 20-F	33

Awards issued under the LTI Plans are issued pursuant to the terms of the LTIP. During fiscal year 2017, our Senior Executive Officers were granted the following awards under the LTIP:

	ROCE RSUs	TSR RSUs	Scorecard LTI Units
L Gries	194,626	218,159	218,954
M Marsh	58,388	65,448	65,686
M Fisher	31,627	35,451	35,580
S Gadd	31,627	35,451	35,580
J Blasko	21,895	24,543	24,632

RSUs issued under our LTI programs will be settled upon vesting in CUFS on a 1-to-1 basis. Unless the context indicates otherwise, when we refer to our common stock, we are referring to the shares of our common stock that are represented by CUFS.

Vesting criteria for each type of LTI award are as follows:

•	ROCE RSUs awarded in fiscal year 2017 may vest on 16 September 2019 based on the achievement of certain ROCE hurdles for fiscal years 2017-2019 (the “Performance Period”). Specifically, if our three year average ROCE for fiscal years 2017-2019 is: (i) less than 24%, then no ROCE RSUs will vest; (ii) is equal to or greater than 24% but less than 26%, then 25% of the ROCE RSUs will vest; (iii) is equal to or greater than 26% but less than 28.5%, then 50% of the ROCE RSUs will vest; (iv) is equal to or greater than 28.5% but less than 29.5%, then 75% of the ROCE RSUs will vest; and (v) is equal to or greater than 29.5%, then 100% of the ROCE RSUs will vest. At the conclusion of this Performance Period, the Remuneration Committee will review management’s performance based on the quality of the returns balanced against management’s delivery of market share growth and performance against the Scorecard. Following this review, the Remuneration Committee can exercise negative discretion to reduce the number of shares received on vesting of the ROCE RSUs. This discretion can only be applied to reduce the number of shares which will vest. Vested ROCE RSUs will be settled in CUFS on a 1-to-1 basis.
•	TSR RSUs awarded in fiscal year 2017 may vest if the TSR of our shares exceeds a specified percentage of our US peer group over the performance period. The peer group for measuring TSR consists of the same 24 peer companies exposed to the US housing market which we use for compensation benchmarking purposes. Our TSR performance is measured against the peer group over a 36 to 54 month period from the grant date, with testing after the 36th month, 48th month and at the end of the 54th month period. To eliminate the impact of short-term price changes, the starting point and each test date are measured using an average 20 trading-day closing price. TSR RSUs will vest based on the following schedule: (i) if the TSR of our shares is below the 40th percentile of the peer group, then no TSR RSUs will vest, (ii) if the TSR of our shares is equal to the 40th percentile of the peer group, then 25% of the TSR RSUs will vest; (iii) if the TSR of our shares is equal to the 60th percentile of the peer group, then 50% of the TSR RSUs will vest; and (iv) if the TSR of our shares is equal or greater than the 80th percentile of the peer group, then 100% of the TSR RSUs will vest. The vesting percentage between points is on a straight-line interpolated basis. Vested TSR RSUs will be settled in CUFS on a 1-to-1 basis.

James Hardie 2017 Annual Report on Form 20-F	34

•	Scorecard LTI cash-settled awards granted in fiscal year 2017 may vest on 16 September 2019 based on our achievement of certain specified strategic goals and objectives and each Senior Executive Officer’s contribution to the achievement of such objectives during the Performance Period. In fiscal year 2017, the Remuneration Committee approved a number of key management objectives and the measures it expects to see achieved in relation to these objectives. These objectives are incorporated into the fiscal year 2017 grant. At the end of the Performance Period, the Remuneration Committee will assess our Senior Executive Officers’ collective performance and each Senior Executive Officer’s individual contribution to that performance. Senior Executive Officers may receive different ratings depending on the contribution they have made during the Performance Period. No specific weighting is applied to any single objective and the final Scorecard assessment reflects an element of judgment by the Board. The amount received by each Senior Executive Officer is based on both our share price performance over the Performance Period and that Senior Executive Officer’s Scorecard rating. Depending on the collective performance related to the specified objectives and the Senior Executive Officer’s rating (between 0 and 100), between 0% and 100% of the Senior Executive Officer’s Scorecard LTI awards may vest at the end of the Performance Period. Scorecard LTI are settled in cash based the number of units vested and the 20 trading-day average closing price of our CUFS at the end of the Performance Period.

A more in-depth discussion regarding our LTI Plans and the awards issued thereunder will be provided in our remuneration report, which will be separately issued to shareholders in July 2017.

Executive Compensation Practices

Clawback Provisions

The Remuneration Committee has established an executive performance-based compensation clawback policy in connection with performance-based compensation paid or awarded to certain executives. The clawback policy provides that the Board may, in all appropriate circumstances, recover from any current or former executive regardless of fault, that portion of any performance-based compensation erroneously awarded: (i) based on financial information required to be reported under applicable US or Australian securities laws or applicable exchange listing standards that would not have been paid in the three completed fiscal years preceding the year(s) in which an accounting restatement is required to correct a material error; or (ii) during the previous three completed fiscal year as a result of any errors or omissions in objective, calculable performance measures contained in formal papers presented to and relied upon by the Board for purposes of determining compensation to be paid or awarded, where the absence of such errors or omissions would have resulted in there being a material negative impact on the amount of performance-based compensation paid or awarded.

The clawback policy applies to any person designated as a participant by the Board in the annual LTI Plan and applies to any compensation that is granted, earned or vested based wholly or in part upon the attainment of any financial or other objective, calculable performance measure under any incentive, bonus, retirement or equity compensation plan maintained by the Company, including, without limitation, the STI Plan and LTI Plan. Salaries, discretionary bonuses, time-based equity awards and bonuses or equity awards based on subjective, non-financial measures, including strategic or personal performance metrics, are excluded.

James Hardie 2017 Annual Report on Form 20-F	35

The excess compensation requiring recovery shall be the amount of performance-based compensation that an executive received, based on the erroneous data, less the amount that would have been paid to the executive based on the restated or corrected data. All recoverable amounts shall be calculated on a pre-tax basis. For equity awards still held at the time of the recovery, the recoverable amount shall be the amount vested in excess of the number that should have vested under the restated or corrected financial reporting measure. For vested equity awards which have already been sold, the recoverable amount shall be the sale proceeds the executive received with respect to the excess number of shares.

In addition, all LTI grants made to Messrs Gries and Fisher were subject to a specific clawback provision for violation of a limited non-compete provision that specifically prohibits executives from working for designated competitors or for any company that may enter the fiber cement market within two years of departure.

Stock Ownership Guidelines

The Remuneration Committee believes that Senior Executive Officers should hold a meaningful level of our stock to further align their interests with those of our shareholders. We have adopted stock ownership guidelines for the CEO and other Senior Executive Officers, respectively, which require them to accumulate holdings of three times and one times their base salary, respectively, in our stock over a period of five years from the effective date of the guidelines (1 April 2009) or the date the Senior Executive Officer first becomes subject to the applicable guideline.

Until the stock ownership guidelines have been met, Senior Executive Officers are required to retain at least 75% of shares obtained under our LTI Plans (net of taxes and other costs). Once Senior Executive Officers have met or exceeded their stock ownership guidelines, they are required to retain at least 25% of shares issued under our LTI Plans through the vesting of RSUs (net of taxes and other costs) for a period of two years (by way of a holding lock), after which time those shares can be sold (provided the Senior Executive Officer remains at or above the stock ownership guideline).

As of 31 March 2017, all Senior Executive Officers have achieved the minimum share accumulation threshold.

Equity Award Practices

Annual equity awards under the LTI Plan are generally approved by the Remuneration Committee in May of each year with awards generally issued in September of each year. We do not time the granting of equity awards to the disclosure of material information.

For details of the application of our insider-trading policy for equity award grant participants, including our prohibition on employee hedging transactions, see the “Insider Trading” section of this Annual Report.

Loans

We did not grant loans to Senior Executive Officers during fiscal year 2017. There are no loans outstanding to Senior Executive Officers.

James Hardie 2017 Annual Report on Form 20-F	36

Employment and Severance Arrangements

During fiscal year 2017, we maintained employment agreements with each of Messrs Gries, Marsh and Fisher. Mr Fisher resigned from his employment on 3 April 2017, and as a result, his employment agreement is no longer in effect. Other than as provided under the terms of their respective employment agreements, no other termination payments are payable, except as required under the terms of the applicable STI or LTI plans.

Employment Agreement with Louis Gries

Below is a summary of the key terms of Mr Gries’ current employment agreement:

•	Executive Employment Agreement renewed effective as of 14 October 2010 providing for service as Chief Executive Officer.
•	Mr Gries is an employee-at-will and either he or the Company may terminate his employment at any time or any reason.
•	Base salary at an initial annual rate of US$950,000, subject to annual review and approval by the Remuneration Committee.
•	Participation in the Company’s annual STI and LTI Plans, with a minimum STI target of 100% of his annual base salary, as established by the Company’s Board.
•	Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with his agreement and Company policies.
•	Provisions concerning consequences of termination of employment under specified circumstances, including: (i) termination by the Company for cause; (ii) termination by reason of death or disability; (iii) retirement; (iv) termination by the Company without cause or by Mr Gries with good reason; or (v) termination by Mr Gries without good reason.
•	In the event that Mr Gries’ employment is terminated by the Company for any reason other than for cause, or if Mr Gries voluntarily terminates his employment for good reason, the Company shall pay to Mr Gries, in addition to any compensation or reimbursements he would otherwise be entitled to up to the date of termination: (i) an amount equal to 150% of his then current base salary; (ii) an amount equal to 150% of his average annual STI bonus actually paid, calculated based on the three full fiscal years immediately preceding the year of termination; (iii) his prorated bonus; (iv) no pro rata forfeiture of his unvested RSUs/Scorecard LTI grants – these will vest in accordance with the terms and timing of the specific grants; and (v) continuation of health and medical benefits at the Company’s expense for the duration of the consultation agreement referenced below, provided that Mr Gries signs the Company’s release of claims without revocation and has been and continues to remain in compliance with his confidentiality and noncompetition obligations as set forth in this agreement.
•	In the event of Mr Gries’ retirement after the age of 65, or prior to age 65 with the approval of the Board, his then unvested RSUs and awards will not be forfeited and will be held through the applicable testing periods.
•

In the event that Mr Gries’ employment is terminated for any reason other than by the Company for cause or due to his death, in addition to any severance payment he may be entitled to as set forth above, the Company and Mr Gries each agree to enter into a consulting arrangement for a minimum of two years, as long as Mr Gries adheres to

James Hardie 2017 Annual Report on Form 20-F	37

certain non-competition and confidentiality provisions and executes a release of claims following the effective date of termination. Under the consulting agreement, Mr Gries will receive his annual target STI bonus and annual base salary in exchange for his consulting services and non-compete.

Employment Agreement with Matt Marsh

Below is a summary of the key terms of Mr Marsh’s current employment agreement:

•	Effective 15 May 2016, the Company entered into an employment agreement with Mr Marsh (the “Marsh Agreement”), which has an initial term of three years and automatic one year renewals thereafter unless either Mr Marsh or the Company notifies the other party at least 90 days before the expiration date that the Marsh Agreement is not to be renewed. In the event that the Company is the party that determines not to renew, such non-renewal shall be treated as a termination without “Cause” (as defined in the Marsh Agreement) and subject to the termination without “Cause” provisions of the Marsh Agreement.
•	The Marsh Agreement provides for a base salary of not less than US$560,000, or such greater amount as may be established by the Remuneration Committee, for Mr Marsh. The base salary shall be reviewed annually for increase in the discretion of the Remuneration Committee. Additionally, Mr Marsh shall be eligible for an annual STI award with payout opportunities that are commensurate with his position and duties, with a minimum target annual STI award opportunity of not less than 70% of this the current base salary. Mr Marsh shall also be eligible to participate in our annual LTI plan on terms commensurate with his position and duties, with a minimum annual target LTI award opportunity of not less than US$1,200,000.
•	Mr Marsh shall be eligible for participation in our employee benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with Company policies.
•

The Marsh Agreement contains provisions concerning the consequences of termination of employment under specified circumstances, including: (i) termination by the Company for Cause; (ii) termination by reason of death or disability; (iii) termination by the Company without Cause or by Mr Marsh with “Good Reason” (as defined in the Marsh Agreement); or (iv) termination by Mr Marsh without Good Reason. In particular, in the event the Company terminates Mr Marsh without Cause or Mr Marsh voluntarily terminates for Good Reason, Mr Marsh shall be entitled to: (i) a lump-sum amount equal to his unpaid base salary through and including the date of termination, as well as accrued, unused vacation pay and unreimbursed business expenses; (ii) a payment for any earned but unpaid annual incentive award for a completed calendar year prior to the date of termination; (iii) salary continuation for the two year period following the date of termination, provided the aggregate amount of such continuation payments shall be equal to the sum of (A) two times the base salary plus (B) one times the annual incentive award opportunity, as then in effect; (iv) an amount, if any, with respect to the annual incentive award opportunity for the year in which such termination of employment occurs, as determined under the terms and conditions of the Company’s annual incentive program(s); (v) all outstanding equity awards will remain subject to the terms and conditions of the applicable equity incentive plan and any corresponding award agreement(s); (vi) monthly payments for a period of 18 months equal to the premium Mr Marsh would be required to pay for COBRA continuation

James Hardie 2017 Annual Report on Form 20-F	38

coverage under the James Hardie’s health benefit plans, determined using the COBRA premium rate in effect for the level of coverage that Mr Marsh has in place immediately prior to termination; and (vii) the Company will assist Mr Marsh in finding other employment opportunities by providing to him, at James Hardie’s limited expense, reasonable professional outplacement services through the provider of the James Hardie’s choice for a period of up to 24 months.

•	Pursuant to the confidentiality, non-competition and non-solicitation provisions of the Marsh Agreement, for a period of 24 months following any termination of Mr Marsh’s employment, Mr Marsh shall be prohibited from: (i) directly or indirectly acting, engaging in, have a financial or other interest in, or otherwise serving as an employee, agent, partner, shareholder, director, or consultant for certain designated competitors of the Company; and (ii) employing or retaining or soliciting for employment any person who is an employee or consultant of the Company or soliciting suppliers or customers of the Company or inducing any such person to terminate his, her, or its relationship with the Company.

Prior Employment Agreement with Mark Fisher

Prior to his resignation on 3 April 2017, we were a party to an employment agreement with Mr Fisher, which was effective as of 31 March 2006. Below is a summary of the key terms of Mr Fisher’s prior employment agreement:

•	Mr Fisher is an employee-at-will and either he or the Company may terminate his employment at any time or for any reason.
•	Base salary subject to annual review and approval by Remuneration Committee.
•	Participation in Company’s annual STI and LTI Plans, as established by the Company’s Board.
•	Participation in the Company’s benefit, health and welfare plans and certain fringe benefits made generally available to Senior Executive Officers in accordance with Company policies.
•	Provisions concerning consequences of termination of employment under specified circumstances, including: (i) termination by the Company for cause; (ii) termination by reason of death or disability; (iii) termination by the Company without cause or by Mr Fisher with good reason; or (iv) termination by Mr Fisher without good reason.
•	In the event that Mr Fisher’s employment was terminated by the Company for any reason other than for cause or due to his death or if Mr Fisher voluntarily terminates his employment for good reason, in addition to any compensation or reimbursements he would otherwise be entitled to up to the date of termination, the Company and Mr Fisher each agree to enter into a consulting arrangement for a minimum of two years, as long as Mr Fisher adheres to certain non-competition and confidentiality provisions and executes a release of claims following the effective date of termination. Under the consulting agreement, Mr Fisher will receive his annual base salary as of the termination date for each year in exchange for his consulting services and non-compete.

James Hardie 2017 Annual Report on Form 20-F	39

Remuneration Paid to Senior Executive Officers

Total Remuneration for Senior Executive Officers

Details of the remuneration for Senior Executive Officers in fiscal years 2017 and 2016 are set out below:

(US dollars)	Primary			Post- employment	Equity Awards		TOTAL
Name	Base Pay[2]	STI Award[3]	Other Benefits[4]	401(k)	Ongoing Vesting[5]	Mark-to Market[6]
L Gries[1]
Fiscal Year 2017	979,269	1,061,625	117,701	15,900	6,164,203	1,678,876	10,017,574
Fiscal Year 2016	950,000	2,424,875	134,174	15,919	6,283,244	1,228,260	11,036,472

M Marsh
Fiscal Year 2017	569,231	370,048	77,579	16,454	1,339,162	241,857	2,614,331
Fiscal Year 2016	513,846	637,104	49,233	16,177	965,366	67,910	2,249,636

M Fisher
Fiscal Year 2017	526,231	276,246	41,030	8,977	848,150	198,944	1,899,578
Fiscal Year 2016	496,923	597,600	36,657	16,038	753,040	126,265	2,026,523

S Gadd
Fiscal Year 2017	421,231	227,174	34,429	16,011	913,691	178,409	1,790,945
Fiscal Year 2016	396,923	493,776	56,836	16,038	604,505	61,017	1,629,095

J Blasko
Fiscal Year 2017	412,885	229,392	71,357	16,246	610,218	140,177	1,480,275
Fiscal Year 2016	373,846	454,176	56,987	16,177	485,451	88,935	1,475,572
TOTAL
Fiscal Year 2017	2,908,847	2,164,485	342,096	73,588	9,875,424	2,438,263	17,802,703
Fiscal Year 2016	2,731,538	4,607,531	333,887	80,349	9,091,606	1,572,387	18,417,298

1	L Gries base pay includes US$189,005 and US$170,184 in fiscal years 2017 and 2016, respectively, which is allocated for tax purposes to his services on the Company’s Board.

2	Base pay for FY2017 includes salary paid to Senior Executive Officers for the 27 bi-weekly paychecks received during FY2017 as compared to 26 bi-weekly paychecks as is typically standard in most fiscal years. This additional bi-weekly pay period was a function of the number of bi-weekly pay dates during FY2017 only and does not represent an increase in the base salary rate for Senior Executive Officers.

3	For further details on STI awards paid for fiscal years 2017 and 2016, see “Incentive Arrangements” above in this Remuneration section. Amounts reflect actual STI awards to be paid in June 2017 and paid in June 2016, for fiscal years 2017 and 2016, respectively.

4	Includes the aggregate amount of all other benefits received in the year indicated. Examples of benefits that may be received include medical and life insurance benefits, car allowances, membership in executive wellness programs, and financial planning and tax services.

5

Includes equity award expense for grants of Scorecard LTI awards, relative TSR RSUs and ROCE RSUs. Relative TSR RSUs are valued using a Monte Carlo simulation method. ROCE RSUs and Scorecard LTI awards are valued based on the Company’s share price at each balance date as well as the Remuneration Committee’s current expectation of the percentage of the RSUs or awards which will vest. The fair value of equity awards granted are included in compensation during the period in which the equity awards vest. For ROCE RSUs and Scorecard LTI awards, this

James Hardie 2017 Annual Report on Form 20-F	40

amount excludes the equity award expense in fiscal years 2017 and 2016 resulting from changes in the Company’s share price, which is disclosed separately in the Equity Awards “Mark-to-Market” column.

6	The amount included in this column is the equity award expense in relation to ROCE RSUs and Scorecard LTI awards resulting solely from changes in the US dollar share price during fiscal years 2017 and 2016. During fiscal year 2017, there was a 14.9% appreciation in our share price from US$13.68 to US$15.72, as a result of changes in the AUD/USD exchange rate. During fiscal year 2016, there was a 17.4% appreciation in our share price from US$11.65 to US$13.68.

Remuneration for Non-executive Directors

Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee’s independent external remuneration advisers, within the maximum total amount of base and committee fees pool approved by shareholders from time-to-time. Shareholders at the 2014 AGM approved the current maximum aggregate base and committee fee pool of US$2.3 million per annum. No additional Board fees are paid to executive directors.

Remuneration Structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman and Board Committee Chairman (and had been paid to the Deputy Chairman prior to his retirement), as well as for attendance at ad-hoc sub-committee meetings.

During fiscal year 2017, the Remuneration Committee reviewed non-executive directors’ fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities and workload requirements. The Remuneration Committee recommended an increase in the non-executive director base fee for calendar year 2017 and the fee increase was effective from the start of the calendar year. The annual fee adjustment when calculated on a fiscal year basis equates to a 2.6% increase in base fee.

Position	Fiscal Year 2017 (US$)	Fiscal Year 2018 (US$)
Chairman	404,066	408,984
Board member	189,006	193,924
Audit Committee Chair	20,000	20,000
Remuneration Committee Chair	20,000	20,000
Nominating & Governance Committee Chair	20,000	20,000
Ad-hoc Board sub-committee attendance[1]	3,000	3,000

1	Fee is payable in respect of each ad-hoc Board sub-committee attended.

During fiscal year 2016, the Remuneration Committee approved a non-executive director tax equalization policy, in order to ensure that the Company continues to attract highly qualified persons to serve on the Board irrespective of their tax residence. In accordance with the policy, the Company will ensure that each non-executive director does not have an increased income tax liability as a direct result of their appointment to the Board. Accordingly, if Irish income taxes

James Hardie 2017 Annual Report on Form 20-F	41

levied on their director compensation exceed net income taxes owed on such compensation in their country of tax residence, assuming it had been derived solely in their country of tax residence, such director is eligible to receive a tax equalization payment in respect of that excess.

As the focus of the Board is on maintaining the Company’s long-term direction and well-being, there is no direct link between non-executive directors’ remuneration and the Company’s short-term results.

Board Accumulation Guidelines

Non-executive directors are encouraged to accumulate a minimum of 1.5 times (and two times for the Chairman) the non-executive director base fee in shares of the Company’s common stock (either personally, in the name of their spouse, or through a personal superannuation or pension plan). The Remuneration Committee reviews the guidelines and non-executive directors’ shareholdings on a periodic basis.

Director Retirement Benefits

We do not provide any benefits for our non-executive directors upon termination of their service on the Board.

Total Remuneration for Non-Executive Directors for the Years Ended 31 March 2017 and 2016

The table below sets out the remuneration for those non-executive directors who served on the Board during the fiscal years ended 31 March 2017 and 2016:

(US dollars) Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL
M Hammes
Fiscal Year 2017	410,065	-	28,142	438,207
Fiscal Year 2016	473,984	96,047	16,740	586,771

D McGauchie
Fiscal Year 2017	151,610	-	21,882	173,492
Fiscal Year 2016	232,922	-	15,741	248,663

B Anderson
Fiscal Year 2017	215,005	-	8,906	223,911
Fiscal Year 2016	244,935	72,605	-	317,540

D Harrison
Fiscal Year 2017	209,005	-	10,324	219,329
Fiscal Year 2016	238,934	49,308	7,307	295,549

A Littley
Fiscal Year 2017	195,005	-	16,030	211,035
Fiscal Year 2016	179,184	-	-	179,184

James Hardie 2017 Annual Report on Form 20-F	42

Total Remuneration for Non-Executive Directors (continued)

(US dollars) Name	Primary Directors’ Fees[1]	Other Payments[2]	Other Benefits[3]	TOTAL

J Osborne
Fiscal Year 2017	201,005	-	-	201,005
Fiscal Year 2016	179,184	-	-	179,184

R Van Der Meer
Fiscal Year 2017	209,005	-	1,531	210,536
Fiscal Year 2016	188,847	-	-	188,847

R Chenu[4]
Fiscal Year 2017	195,005	-	4,390	199,395
Fiscal Year 2016	170,184	-	-	170,184

A Gisle Joosen
Fiscal Year 2017	189,005	-	1,406	190,411
Fiscal Year 2016	173,184	-	-	173,184
Total Compensation for Non-Executive Directors
Fiscal Year 2017	1,974,710	-	92,611	2,067,321
Fiscal Year 2016	2,081,358	217,960	39,788	2,339,106

1	Amount includes base, Chairman, Deputy Chairman, Committee Chairman fees, as well as fees for attendance at ad hoc sub-committee meetings.

2	Amount relates to a one-off payment to partially compensate non-executive directors who have received a reduction in net compensation following the Company’s re-domicile from the Netherlands to Ireland. The impact of the re-domicile meant that US based non-executive directors incurred an increased income tax burden since the Irish tax rate is significantly higher than the US tax rate.

3	Amount includes the cost of non-executive directors’ fiscal compliance in Ireland and other costs connected with Board-related events paid for by the Company and Company product received in accordance with the Policy on Products for Friends and Family. In addition to these costs, travel and subsistence expenses incurred by non-executive directors in attending board meetings held in Ireland which are paid or reimbursed by the Company have, pursuant to a direction from the Irish Revenue Commissioners effective from February 2014, been grossed up and subjected to Irish income taxes. The aggregate cost to the Company, including income taxes, for these costs in fiscal year 2016 was US$282,789. Irish tax legislation was enacted with effect from January 2016 that specifically exempts travel and subsistence expenses incurred by non-executive directors in attending board meetings from Irish income taxes.

4	In addition to the compensation set forth above, Mr Chenu continues to receive certain tax services from the Company, and remains eligible for certain tax equalization benefits relative to the vesting of previously granted equity awards, stemming from his prior service as an executive officer of the Company.

James Hardie 2017 Annual Report on Form 20-F	43

Director Remuneration for the years ended 31 March 2017 and 2016

For Irish reporting purposes, the breakdown of director’s remuneration between managerial services (which only relate to Mr Gries) and director services is:

	Years Ended 31 March
(In US dollars)	2017	2016
Managerial Services[1]	$9,828,569	$10,866,287
Director Services[2]	2,256,327	2,792,080

	$12,084,896	$13,658,367

1	Includes cash payments, non-cash benefits (examples include medical and life insurance benefits, car allowances, membership in executive wellness programs, financial planning and tax services), 401(k) benefits, and amounts expensed for outstanding equity awards for L Gries.

2	Includes compensation for all non-executive directors, which includes base, Chairman, former Deputy Chairman, Committee Chairman and cost of non-employee directors’ fiscal compliance in Ireland, and Company product received in accordance with the employee program as well as other costs connected with Board-related events paid for by the Company. It includes travel and subsistence expenses incurred by non-executive directors in attending board meetings held in Ireland paid or reimbursed by the Company which have, pursuant to a direction from the Irish Revenue Commissioners effective from February 2014, been grossed up and subjected to Irish income taxes and a proportion of the CEO’s remuneration paid as fees for his service on the JHI plc Board in fiscal years 2017 and 2016. New Irish tax legislation was enacted with effect from January 2016 that specifically exempts travel and subsistence expenses incurred by non-executive directors in attending board meetings from Irish income taxes.

Share Ownership

As of 30 April 2017 and 30 April 2016, the number of CUFS and RSUs beneficially owned by Senior Executive Officers is set forth below:

Name	CUFS at 30 April 2017	CUFS at 30 April 2016	RSUs at 30 April 2017	RSUs at 30 April 2016
L Gries	404,038	454,334	1,453,105	1,960,484
M Marsh	59,557	-	318,980	316,103
M Fisher	78,698	91,767	106,973	264,847
J Blasko	32,803	18,917	144,379	149,327
S Gadd	36,407	-	228,034	216,193

James Hardie 2017 Annual Report on Form 20-F	44

As of 30 April 2017 and 30 April 2016, the number of CUFS and RSUs beneficially owned by non-executive directors is set forth below:

Name	CUFS at 30 April 2017	CUFS at 30 April 2016
M Hammes [1]	44,109	44,109
D McGauchie [2]	8,372	8,372
B Anderson [3]	18,920	18,920
R Chenu	105,518	93,712
A Gisle Joosen	2,480	1,000
D Harrison [4]	19,259	19,259
A Littley [5]	2,045	2,045
J Osborne [6]	22,551	11,951
R van der Meer	17,290	17,290

1	35,109 CUFS held in the name of Mr and Mrs Hammes and 9,000 CUFS held as American Depositary Shares (“ADSs”) in the name of Mr and Mrs Hammes.

2	Resigned from the Board on 11 August 2016.

3	7,635 CUFS held in the name of Mr Anderson, 390 CUFS held as ADSs in the name of Mr Anderson and 10,895 CUFS held as ADSs in the name of Mr and Mrs Anderson.

4	2,384 CUFS held in the name of Mr Harrison, 1,000 CUFS held as ADSs in the name of Mr Harrison and 15,875 CUFS held as ADSs in the name of Mr and Mrs Harrison.

5	2,045 CUFS held as ADSs in the name of Ms Littley.

6	2,551 CUFS held in the name of Mr Osborne and 20,000 CUFS held in the name of Aurum Nominees Limited and held on behalf of Mr Osborne as beneficial owner.

Based on 440,859,888 shares of common stock outstanding at 30 April 2017 (all of which are subject to CUFS), no director or Senior Executive Officer beneficially owned 1% or more of the outstanding shares of the Company at 30 April 2017 and none of the shares held by directors or Senior Executive Officers have any special voting rights. As of 30 April 2017, there were no options outstanding under any of the Company’s stock-based compensation arrangements. Individual’s holding RSUs have no voting or investment power over these units.

Stock-Based Compensation Arrangements

At 31 March 2017, we had the following equity award plans:

•	the LTIP; and
•	the 2001 Plan.

James Hardie 2017 Annual Report on Form 20-F	45

LTIP

The Company uses the LTIP as the plan for LTI grants to Senior Executive Officers and selected members of executive management. Participants in the LTIP receive grants of RSUs and Scorecard LTI, each of which is subject to performance goals. Participants and award levels are approved by the Remuneration Committee based on local market standards, and the individual’s responsibility, performance and potential to enhance shareholder value. The LTIP was first approved at our 2006 AGM, and our shareholders have subsequently approved amendments to the LTIP in 2008, 2009, 2010, 2012 and 2015.

The LTIP provides for plan participants’ early exercise of certain benefits or early payout under the plan in the event of a “change in control,” takeover by certain organizations or liquidation. For RSUs, a “change of control” is deemed to occur if (1) a takeover bid is made to acquire all of the shares of the Company and it is recommended by the Board or becomes unconditional, (2) a transaction is announced which would result in one person owning all the issued shares in the Company, (3) a person owns or controls sufficient shares to enable them to influence the composition of the Board, or (4) a similar transaction occurs which the Board determines to be a control event. On a change of control, the Board can determine that all or some RSUs have vested on any conditions it determines, any remaining RSUs lapse.

RSUs - From fiscal year 2009, the Company commenced using RSUs granted under the LTIP. RSUs issued under the LTIP are unfunded and unsecured contractual entitlements and generally provide for settlement in shares of our common stock, subject to performance vesting hurdles prior to vesting. Additionally, the Company has on occasion issued a small number of cash settled awards.

As of 31 March 2017, there were 2,720,664 RSUs outstanding under the LTIP, divided as follows:

Restricted Stock Units
Grant Type	Grant Date	Granted	Vested as of 31 March 2017	Outstanding as of 31 March 2017
TSR	September 2014	459,317	-	438,766
ROCE	September 2014	403,716	-	386,082
TSR	September 2015	579,262	-	555,776
ROCE	September 2015	503,944	-	483,512
TSR	September 2016	456,819	-	452,681
ROCE	September 2016	407,539	-	403,847
Total Outstanding				2,720,664

Scorecard LTI - From fiscal year 2010, the Company commenced using Scorecard LTI units granted under the LTIP. The Scorecard LTI is used by the Remuneration Committee to set strategic objectives which change from year to year, and for which performance can only be assessed over a period of time. The vesting of Scorecard LTI units is subject to the Remuneration Committee’s exercise of negative discretion. The cash payment paid to award recipients is based on JHI plc’s share price on the vesting date (which was amended from fiscal year 2012 to be based on a 20 trading-day closing average price).

James Hardie 2017 Annual Report on Form 20-F	46

As of 31 March 2017, there were 1,432,622 Scorecard LTI units outstanding under the LTIP, divided as follows:

Scorecard LTI
Grant Type	Grant Date	Granted	Vested as of 31 March 2017	Outstanding as of 31 March 2017
Scorecard	September 2014	454,179	-	434,341
Scorecard	September 2015	566,936	-	543,950
Scorecard	September 2016	458,484	-	454,331
Total Outstanding				1,432,622

For additional information regarding the LTIP and award grants made thereunder, see Note 15 to our consolidated financial statements.

2001 Plan

The 2001 Plan is intended to promote the Company’s long-term financial interests by encouraging management below the senior executive level to acquire an ownership position in the Company and align their interests with our shareholders. Selected employees under the 2001 Plan are eligible to receive awards in the form of RSUs, nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits. Award levels are determined based on the Remuneration Committee’s review of local market standards and the individual’s responsibility, performance and potential to enhance shareholder value.

The 2001 Plan was first approved by our shareholders and Board in 2001 and reapproved to continue until September 2021 at the 2011 AGM. An aggregate of 45,077,100 shares of common stock were made available for issuance under the 2001 Plan, subject to adjustment in the event of a number of prescribed events set out on the 2001 Plan. All of the outstanding options and RSUs granted under the 2001 Plan vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date, with the exception of the 21 February 2017 grant which cliff vests on the third anniversary of the grant date.

The 2001 Plan is administered by our Remuneration Committee, and the Remuneration Committee or its delegate is authorized to determine: (i) who may participate in the 2001 Plan; (ii) the number and types of awards made to each participant; and (iii) the terms, conditions and limitations applicable to each award. The Remuneration Committee has the exclusive power to interpret and adopt rules and regulations to administer the 2001 Plan, including a limited power to amend, modify or terminate the 2001 Plan to meet any changes in legal requirements or for any other purpose permitted by law.

The purchase or exercise price of any award granted under the 2001 Plan may be paid in cash or other consideration at the discretion of our Remuneration Committee, including cashless exercises.

James Hardie 2017 Annual Report on Form 20-F	47

The exercise price for all options is the market value of the shares on the date of grant. The Company may not reduce the exercise price of such an option or exchange such an option or stock appreciation right for cash, or other awards or a new option at a reduced exercise price without shareholder approval or as permitted under specific restructuring events.

No unexercised options or unvested RSUs issued under the 2001 Plan are entitled to dividends or dividend equivalent rights.

The 2001 Plan also permits the Remuneration Committee to grant stock options, performance awards, restricted stock awards, stock appreciation rights, dividend equivalent rights or other stock based benefits.

The 2001 Plan provides for the automatic acceleration of certain benefits and the termination of the plan under certain circumstances in the event of a “change in control.” A change in control will be deemed to have occurred if either (1) any person or group acquires beneficial ownership equivalent to 30% of our voting securities, (2) individuals who are currently members of our Board cease to constitute at least a majority of the members of our Board, or (3) there occurs the consummation of certain mergers (other than a merger that results in existing voting securities continuing to represent more than 5% of the voting power of the merged entity or a recapitalization or reincorporation that does not result in a material change in the beneficial ownership of the voting securities of the Company), the sale of substantially all of our assets or our complete liquidation or dissolution.

Options—Until fiscal year 2008, the Company issued options to purchase shares of our common stock issued under the 2001 Plan. As of 31 March 2017, there were 48,896 options outstanding under the 2001 Plan, as follows:

Options
Grant Date	Granted	Outstanding as of 31 March 2017
December 2007	5,031,310	48,896
Total Outstanding		48,896

James Hardie 2017 Annual Report on Form 20-F	48

RSUs—Since fiscal year 2009, the Company has issued restricted stock units under the 2001 plan, which are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. We granted 315,636, 327,354, and 329,192 restricted stock units under the 2001 Plan in the years ended 31 March 2017, 2016 and 2015, respectively. Additionally, the Company has on occasion issued a small number of cash settled awards. As of 31 March 2017, there were 619,581 restricted stock units outstanding under this plan, divided as follows:

Restricted Stock Units
Grant Date	Granted	Vested as of 31 March 2017	Outstanding as of 31 March 2017
December 2014	329,192	149,768	118,911
December 2015	327,354	79,336	197,064
December 2016	297,388	-	285,358
February 2017	18,248	-	18,248
Total Outstanding			619,581

For additional information regarding the 2001 Plan and award grants made thereunder, see Note 15 to our consolidated financial statements.

James Hardie 2017 Annual Report on Form 20-F	49

CORPORATE GOVERNANCE REPORT

Corporate Governance Statement

The Company believes strong corporate governance is essential to achieving both its short and long-term performance goals and to maintaining the trust and confidence of investors, employees, regulatory agencies and other stakeholders. The Board follows, both formally and informally, corporate governance principles designed to assure that the Board, through its membership, composition, Board committee structure and governance practices, is able to provide informed, competent and independent guidance and oversight and thereby promote long-term shareholder value. This Corporate Governance Statement (this “Statement”) describes the key aspects of the Company’s corporate governance framework.

During fiscal year 2017, the Board evaluated the Company’s corporate governance framework and practices and approved this Statement. This Statement is current as at 12 May 2017.

Overall Approach to Corporate Governance

The Company operates under the regulatory requirements of numerous jurisdictions, including those of its corporate domicile (Ireland) and its principal stock exchange listings (Australia and the United States). In presenting this Statement, the Board has evaluated the Company’s corporate governance framework in relation to the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (3rd Edition) (the “ASX Principles”), as well as the NYSE Corporate Governance Standards (the “NYSE Standards”).

ASX Principles

Pursuant to ASX Listing Rule 4.10.3, the Company is required to disclose in this Annual Report the extent to which it has followed the ASX Principles for fiscal year 2017 and must identify any areas where the Company has determined not to follow the ASX Principles and provide the reasons for not following them.

NYSE Standards

As a foreign private issuer with ADSs listed on the NYSE, the Company is required to disclose in this Annual Report any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Based on the requirements of the NYSE Standards, the Company believes that its corporate governance framework and practices were consistent with the NYSE Standards during fiscal year 2017, except as otherwise noted below:

•	Generally, in the United States, an audit committee of a public company is directly responsible for appointing the company’s independent registered public accounting firm, with such appointment being subsequently ratified by shareholders. Under Irish law, the independent registered public accounting firm is directly appointed by the shareholders where there is a new appointment. Otherwise, the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and
•	NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely

James Hardie 2017 Annual Report on Form 20-F	50

of independent directors. As a foreign private issuer, the Company does not have to comply with this requirement; however, the Board committee charters reflect Australian and Irish practices, in that such Board committees have a majority of independent directors, unless a higher number or percentage is mandated.

Availability of Key Governance Documents

This Statement, as well as the Company’s Constitution, Board committee charters and the other key governance and corporate policies referenced in this Statement, as updated from time to time, are available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au) or by requesting a copy from the Company Secretary at the Company’s corporate headquarters, Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2.

The Board committee charters and other key governance and corporate policies referenced in this Statement were reviewed by the Board during fiscal year 2017.

Discussion of Corporate Governance Framework and Practices

The following discussion of the Company’s corporate governance framework and practices incorporates the disclosures required by the ASX Principles, and generally follows the order of the ASX Principles.

Principle 1: Lay Solid Foundations for Management and Oversight

The Role of the Board and Management

The principal role of the Board is to promote and protect shareholder value by providing strategic guidance to management and overseeing management’s implementation of the Company’s strategic goals and objectives. On an annual basis, the Board reviews the Company’s strategic priorities with management, including the Company’s business plan, and leads discussions on execution strategy, including budgetary considerations, to ensure that the Company has the appropriate resources to deliver the agreed strategy. The Board also monitors management, operational and financial performance against the Company’s goals on an ongoing basis throughout the year. To enable it to do this, the Board receives operational and financial updates at every scheduled Board meeting.

Given the size of the Company, it is not possible or appropriate for the Board to be involved in managing the Company’s day-to-day activities. However, the Board is accountable to shareholders by whom they are elected for delivering long-term shareholder value. To achieve this, the Board ensures that the Company has in place a framework of controls, which enables management to appraise and manage risk effectively with oversight from the Board, through clear and robust procedures and delegated authorities.

In accordance with the provisions of the Company’s Constitution, the Board committee charters and other applicable governance and corporate policies, the Board has delegated a number of powers to Board committees and responsibility for the day-to-day management of the Company’s

James Hardie 2017 Annual Report on Form 20-F	51

affairs and the implementation of corporate strategy to the CEO. The responsibilities delegated to the CEO are established by the Board and include limits on the way in which the CEO can exercise such authority. In addition, the Board has also reserved certain matters to itself for decision, including:

•	appointing, removing and assessing the performance and remuneration of the CEO and CFO;
•	succession planning for the Board and senior management and defining the Company’s management structure and responsibilities;
•	approving the overall strategy for the Company, including the business plan and annual operating and capital expenditure budgets;
•	ensuring that the Company has in place an appropriate risk management framework and that the risk appetite and tolerances are set at an appropriate level;
•	convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;
•	approving annual and periodic reports, results announcements and related media releases, and notices of shareholder meetings;
•	approving the dividend policy and interim dividends and, when appropriate, making recommendations to shareholders regarding the annual dividend;
•	reviewing the authority levels of the CEO and management;
•	approving the remuneration framework for the Company;
•	overseeing corporate governance matters for the Company;
•	approving corporate-level Company policies;
•	considering management’s recommendations on various matters which are above the authority levels delegated to the CEO or management; and
•	any other matter which the Board considers appropriate to be approved by the Board.

In discharging its duties, the Board aims to take into account, within the context of the industry in which the Company operates, the interests of the Company (including the interests of its employees), shareholders, and other stakeholders, and where possible, aligns its activities with current best practices in the jurisdictions in which the Company operates.

The full list of those matters reserved to the Board is formalized in our Board Charter. The Board Charter is available in the Corporate Governance section of our investor relations website (www.ir.jameshardie.com.au).

Board Committees

In order to ensure that the Board properly discharges its responsibilities and fulfills its oversight role, the Board has established the following standing Board committees:

•	Audit Committee;
•	Remuneration Committee; and
•	Nominating and Governance Committee.

Additionally, from time to time, the Board may establish ad hoc Board committees to address particular matters. Each standing Board committee meets at least quarterly and has scheduled an annual calendar of meetings and discussion topics to assist it to properly discharge all of its responsibilities. Each Board committee Chairman reports to the Board at each scheduled Board meeting on their activities.

James Hardie 2017 Annual Report on Form 20-F	52

Each of the standing Board committees operates under a written charter adopted by the Board. On an annual basis, each committee, with the assistance of the Nominating and Governance Committee, undertakes a review of its charter for consistency with applicable regulatory requirements and current corporate governance principles and practices. Each of the standing Board committee charters is available on the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

Full discussions of the role and oversight responsibilities for each standing committee are provided below under Principle 2 (Nominating and Governance Committee), Principle 4 (Audit Committee) and Principle 8 (Remuneration Committee).

Board and Board Committee Meetings

The Board and each of the standing Board committees meet formally at least four times a year and on an ad hoc basis as deemed necessary or appropriate. Scheduled Board meetings are normally held over a period of one or two days, with Board committee meetings also taking place during such time. This meeting structure enhances the effectiveness of the Board and the Board committees. Board and Board committee meetings are generally held at the Company’s corporate headquarters in Ireland. At each scheduled meeting, the Board meets in executive session without management present for at least part of the meeting.

Prior to each scheduled Board or Board committee meeting, directors are provided timely and necessary information by Company management to allow them to fulfill their duties. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board and Board committees. All directors receive access to all Board committee materials and may attend any Board committee meeting, whether or not they are members of such committee. Directors also receive the minutes of each committee’s deliberations and findings, as well as oral reports from each Board committee Chairman, at each scheduled Board meeting.

In discharging their duties, directors are provided with direct access to executive management and outside advisors and auditors.

The Board has regular discussions with the CEO and executive management regarding the Company’s strategy and performance, during which Board members formally review the Company’s progress. During the year, the Board and each Board committee develop and review an annual work plan created from the standing Board committee charters so that responsibilities of each Board committee are addressed at appropriate times throughout the year.

James Hardie 2017 Annual Report on Form 20-F	53

The following table provides the composition of each standing Board committee during fiscal year 2017, as well as sets out the number of Board and Board committee meetings held, and each director’s attendance:

	Board		Audit			Remuneration			Nominating & Governance
Name	H	A	Member	H	A	Member	H	A	Member	H	A
M Hammes	4	4	●	4	4	●	5	5	●	4	4
D McGauchie	1	1							●	1	1
B Anderson	4	4	C	4	4	●	5	5
R Chenu	4	4				●	5	5	●	4	4
D Harrison	4	4	●	4	4	C	5	5
A Gisle Joosen	4	4	●	4	4
A Littley	4	4	●	4	4	●	5	5
J Osborne	4	4							●	4	4
R Van Der Meer	4	4							C	4	4

●	Board Committee member
C	Board Committee chair
H	Number of meetings held during the time the director held office or was a member of the Board committee during the fiscal year.
A	Number of meetings attended during the time the director held office or was a member of the Board committee during the fiscal year. Non-committee members may also attend Board committee meetings from time to time; these attendances are not shown.

Company Secretary

The Company Secretary is accountable to the Board through the Chairman on all matters relative to the proper functioning of the Board. The Company Secretary is also responsible for ensuring that Board procedures are complied with. All directors have access to the Company Secretary for advice and services. The Board appoints and removes the Company Secretary.

Evaluation of Director Candidates

Before appointing a director or nominating a candidate to shareholders for election as a director, the Company undertakes background checks including checks as to the candidate’s education, experience, criminal history and bankruptcy. To facilitate shareholders making an informed decision on whether or not to elect or re-elect a director, the Board details in the Notice of Meeting all material information it possesses relevant to the decision.

Agreements with Directors and Senior Executives

Each incoming director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company’s expectations of them in that role. No benefits are provided to our non-executive directors upon termination of appointment. The Company has executive agreements in place with certain senior executives where it is in the Company’s strategic interest. Certain senior executives have more specific written agreements and details of such agreements can be found in the Company’s remuneration information contained in “Section 1 – Remuneration.”

James Hardie 2017 Annual Report on Form 20-F	54

Management Performance Evaluations

On an annual basis, the Remuneration Committee, and subsequently the Board review the performance of the CEO against performance measures approved by the Board and Remuneration Committee. The CEO reviews the performance of each of the CEO’s direct reports throughout the year, assessing their performance against performance measures approved by the Remuneration Committee and the Board and reports to the Board through the Remuneration Committee on the outcome of those reviews annually. Performance evaluations for fiscal year 2017 were conducted in accordance with the process outlined above in April and May 2017. Further details on the assessment criteria for the CEO and other senior executive officers are set out in “Section 1 – Remuneration” of this Annual Report and will be included in our separate remuneration report which will be issued to our shareholders in July 2017.

Board Performance Evaluation

The Nominating and Governance Committee oversees the Board evaluation process and makes recommendations to the Board. During fiscal year 2017, the process, which was undertaken in February and March 2017, involved the completion of a purpose-designed survey by each director and a private discussion between the Chairman and each director, and the results were reviewed and discussed by the Nominating and Governance Committee and the Board.

Further, during fiscal year 2017, the Chairman of the Nominating and Governance Committee discussed with the Board, the Chairman’s performance and contribution to the effectiveness of the Board.

Workplace Diversity

The Company believes that a skilled and diverse workforce, which encompasses a wealth of different viewpoints, skills, attributes, and life experiences, along with the unique strengths of each employee, contribute to the business performance of the Company.

The Company has implemented a Workplace Diversity Policy that reflects a broader view of diversity than those covered by the ASX Principles and supports certain of our core organizational values, including Operating with Respect and Building Organizational Advantage. The Workplace Diversity Policy, which is located in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), applies to all individuals recruited or employed by the Company and reflects the organization’s inclusive view of diversity, which includes individual differences related to race, gender, age, national origin, religion, sexual orientation or disability.

The Board, with assistance from management, is responsible for approving and monitoring the Company’s diversity policy and measurable objectives in the context of the Company’s unique circumstances and industry. The Board assesses the policy and objectives annually and the Company’s progress in achieving them.

The Board has delegated responsibility to the Nominating and Governance Committee for monitoring the effectiveness of this policy to the extent it relates to diversity of the Board’s composition, senior leadership, management, and the organization as a whole and for reviewing and recommending any updates to this policy, as deemed necessary.

James Hardie 2017 Annual Report on Form 20-F	55

Details of diversity composition across various levels of the organization at the end of fiscal year 2017 are set out below:

Level	Percentage of female employees	Percentage of employees with diversity characteristics
James Hardie Board[1]	22% (2 of 9)	33% (3 of 9)
US BUSINESS [2]
Senior leadership positions[3]	12% (18 of 148)	28% (41 of 148)
All management positions	15% (59 of 399)	32% (129 of 399)
Total workforce	11% (310 of 2,793)	38% (1,048 of 2,793)
NON-US BUSINESSES [4]
Senior leadership positions[3]	13% (4 of 32)
All management positions	22% (29 of 131)
Total workforce	18% (184 of 1,031)

1	Includes gender and race diversity characteristics for the Board.
2	Includes US employees with diversity characteristics including gender, race or national origin.
3	Senior Leaders are defined as individuals at senior manager and director level and above who participate in the Company and Individual Performance (CIP) Plan.
4	Race/national origin diversity characteristics vary between countries and are therefore not captured in aggregate for Non-US businesses.

The Board has a goal to maintain:

•	diversity characteristics in excess of 30%; and
•	women in excess of 20% among non-executive directors.

With regard to the Company’s senior leadership, management, and the organization as a whole, the following table outlines the organization’s five primary objectives in promoting diversity during fiscal year 2017, the actions in place or undertaken to achieve these objectives, the progress made against these objectives during fiscal year 2017 and the fiscal year 2018 plans.

Objectives	FY17 Actions and Outcomes	FY18 Plans
To promote a culture of diversity (which includes gender, skills, experience, and other elements that reflect a broad representation of individuals with various backgrounds)

 •  All global employees were registered for and completed Code of Conduct and Business Ethics training by the end of FY17.

 •  The Global Management Team, former North American Management Team and Human Resources Management Team met for two full days to analyze and evaluate HR-related data and develop an action plan to improve the JH work environment.

 •  Values reset – A training and Global Management Team-led effort was implemented to explain Company values to employees, including a module focused on Operating with Respect.

 •  A 90 minute face-to-face facilitated session on our code of conduct, focusing on our core values, was created for roll out across APAC manufacturing.

 •  Pilot launch of a cultural assessment in Q1FY18 with select departments as we continually drive to enhance the work environment, with a company-wide rollout later in FY18.

 •  Values training rolled out across North America at end of FY17 and will be rolled out internationally during the first half of FY18.

James Hardie 2017 Annual Report on Form 20-F	56

Objectives	FY17 Actions and Outcomes	FY18 Plans
To ensure that recruitment and selection processes are based on merit

 •  6 individuals graduated from the Engineering Development Program (EDP), 33% of whom were women.

 •  MBA Leadership Program recruiting, targeted to bring future general management talent into the organization, has resulted in 26 hires since its inception in 2011, 15% of whom were female and 65% of whom had other diversity characteristics. MBA Leadership Program recruiting hired 6 individuals in FY17, all of whom had diversity characteristics.

 •  Of the total hires from January 2016 to January 2017 in the US, 13% of new employees were female and of these new female employees, 18% were hired into management roles.

 •  Recruitment for management roles continues to be a focus for FY18.

 •  We plan to continue the EDP program and maintain or enhance the diversity characteristics of the program participants.

 •  Engagement with external recruitment firms to ensure a greater percentage of diverse, qualified applicants.

To provide talent management and development opportunities which provide equal opportunities for all current employees

 •  During Calendar Year 2016 (“CY16”), 224 new roles and internal promotions were offered. Of these, 61 were female (27%); 47 were non-Caucasian (21%). 12 of the 61 (20%) were both female and non-Caucasian.

 •  In April 2016, a second group of high potential employees went through our senior management development program (Blue Line), 11% of whom were female and 21% of whom were non-Caucasian.

 •  The Asia Pacific Leadership development program for high potentials in 2016 included 20% females and the program for 2017 includes 23% females.

 •  24% of high potentials identified in Australia and New Zealand in 2016 are women, compared to the overall percentage of Women in Australia and New Zealand of 15%.

 •  Established Women in Sales at Hardie (WISH) to address challenges unique to women in sales. 36 women participated in the support group, which provided networking and development opportunities to the participants.

 •  Establishing a more robust talent assessment for use at all levels in the organization.

 •  Piloting a leadership program that would apply to employees at various levels of experience within the Company.

 •  Develop a women’s leadership program to assist in the development of high potential females within the Company.

James Hardie 2017 Annual Report on Form 20-F	57

Objectives	FY17 Actions and Outcomes	FY18 Plans
To reward and remunerate fairly

 •  Management conducted a review of California employees for disparate pay treatment. Overall, female employees in California were paid the equivalent or more than their male peers. In instances where they were paid lower, there was significantly less tenure, education or experience in a similar role.

 •  The Workplace Gender Equality Act (WGEA) report is submitted to the Australian government on an annual basis. In June 2016, WGEA confirmed that JH Australia is compliant with the Workplace Gender Equality Act 2012 (Act).

 •  Annually, management conducts an employee wage benchmarking study to ensure remunerations are aligned with the Company remuneration philosophy. In CY16, the study included all corporate and plant locations.

• Conducting hourly wage surveys and market studies to ensure employee compensation properly reflects each individual’s role and experience.
To provide flexible work practices	• Flexible working arrangements are discussed with each employee and individual arrangements are offered as job requirements permit.	• Initiating a review of paid time off plans and examining proposed changes in leave time policy.

Principle 2: Structure the Board to Add Value

Composition of the Board

The Board currently comprises eight non-executive directors and one executive director (being the CEO). In accordance with the Company’s Constitution, the Board must have no less than three and not more than twelve directors, with the precise number to be determined by the Board.

Directors may be elected by our shareholders at general meetings or appointed by the Board and elected at the next general meeting if there is a vacancy. A person appointed as a director by the Board must submit him or herself for re-election at the next AGM. The Board and our shareholders have the right to nominate candidates for the Board. Directors may be dismissed by our shareholders at a general meeting. In accordance with the Company’s Constitution and the ASX Listing Rules, no director (other than the CEO) shall hold office for a continuous period of more than three years without being re-elected by shareholders at an AGM. The Company’s Constitution provides that at each AGM, one-third of the directors (excluding the CEO) must retire and, if eligible, may offer themselves for re-election.

The Board’s overriding desire is to maximize its effectiveness by appointing the best candidates for vacancies and closely reviewing the performance of directors subject to re-election. Directors are not automatically nominated for re-election at the end of their term. Nomination for re-election is based on a number of factors, including an assessment of their individual performance, independence, tenure, and their skills and experience relative to the needs of the Company. The Nominating and Governance Committee and the Board discuss the performance of each director

James Hardie 2017 Annual Report on Form 20-F	58

due to stand for re-election at the next AGM before deciding whether to recommend their re-election.

As part of the appointment process, the Nominating and Governance Committee, in consultation with the Board, considers the size and composition of the Board, the current range of skills, competencies and experience and the desired range of skills, as well as Board renewal, succession and diversity plans. The Nominating and Governance Committee identifies suitable candidates, with assistance from an external consultant, where appropriate, and a number of directors meet with those candidates before the Board selects the most suitable candidate, based on a recommendation from the Nominating and Governance Committee.

Director Independence

In accordance with the ASX Principles and the NYSE Standards, the Company requires that a majority of directors on the Board and the Board committees, as well as the Chairman of the Board and each committee, be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or other applicable regulatory body.

All directors are expected to bring their independent views and judgment to the Board and Board committees and must declare any potential or actual conflicts of interest. For a director to be considered independent, the Board must determine the director does not have any direct or indirect business or other relationship that could materially interfere with such director’s exercise of independent judgment. In assessing the independence of each director, the Board considers the standards for determining director independence set forth in the ASX Principles and the NYSE Standards and evaluates all potential conflicting relationships on a case-by-case basis, considering the materiality of each potential or actual conflict of interest.

During fiscal year 2017, the Board, with the assistance of the Nominating and Governance Committee, undertook an independence assessment of each director. The Board determined that, with the exception of Louis Gries, as CEO of the Company, and Russell Chenu, each of Michael Hammes, Brian Anderson, Andrea Gisle Joosen, David Harrison, Alison Littley, James Osborne and Rudolph van der Meer is independent. Mr Chenu is not considered independent, based upon the nature of his previous employment as CFO of the Company.

Prior to determining the independence of Brian Anderson, the Board considered his role as a director of PulteGroup, a home builder in the United States. PulteGroup does not buy any of the Company’s products directly from the Company, although it does buy the Company’s products through some of the Company’s customers. PulteGroup receives a rebate from the Company or the Company’s suppliers in respect of some of its purchases in accordance with a rebate program applicable to similar home builders. These transactions are conducted on an arm’s length basis, are similar to the transactions the Company has entered into with other similarly situated home builders, are in accordance with the Company’s normal terms and conditions and are not material to PulteGroup or to the Company. The rebate program existed and was disclosed to the Board before Mr Anderson became a director. It is not considered that Mr Anderson has any influence over these transactions.

James Hardie 2017 Annual Report on Form 20-F	59

The Board believes that, notwithstanding the length of Mr Hammes’, Mr Anderson’s and Mr van der Meer’s tenure, they each remain independent in character and judgment and have not formed an association with management that could interfere with their ability to exercise independent judgment.

Director Qualifications and Board Diversity

The Board seeks to achieve a mix of skills, experience and expertise to maximize the effectiveness of the Board and utilizes a skills matrix in reviewing Board composition and in succession planning. The following lists the mix of skills, experience and diversity the Board has and is looking to achieve, taking into consideration the strategic objectives of the Company.

Key Board Skills and Experience

Executive Leadership	Board Experience	Succession Planning	Governance
Strategy	Financial Acumen	Corporate Finance	Risk Management
Global Experience	Health, Safety and Environmental	Human Resources and Executive Remuneration	Manufacturing
Market Experience

Information regarding Board diversity can be found in the “Workplace Diversity” section above.

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board committee meetings. The Nominating and Governance Committee reviews the other commitments of directors annually and otherwise, as required. In fiscal year 2017, as part of the review, the Nominating and Governance Committee noted that Mr Anderson serves on a total of four public company audit committees (including the Company’s Audit Committee). The Board has determined that such simultaneous service does not impair the ability of Mr Anderson to effectively serve as chairman of the Company’s Audit Committee.

Biographical information for each member of the Board, along with the skills, qualifications, experience and relevant expertise for each director, and his or her date and term of appointment, are summarized in the Board biography section of this Annual Report and also appear in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

Nominating and Governance Committee

The Board has established the Nominating and Governance Committee to identify and recommend to the Board individuals qualified to become members of the Board, develop and recommend to the Board a set of corporate governance principles, and perform a leadership role in shaping the Company’s corporate governance policies. The duties and responsibilities of the Nominating and Governance Committee include:

•	identifying and recommending to the Board individuals qualified to become directors;
•	overseeing the evaluation of the Board and senior management;
•	assessing the independence of each director;

James Hardie 2017 Annual Report on Form 20-F	60

•	reviewing the conduct of the AGM; and
•	performing a leadership role in shaping the Company’s corporate governance policies.

A more complete description of these duties and responsibilities and other Nominating and Governance Committee functions is contained in the Nominating and Governance Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

The current members of the Nominating and Governance Committee are Rudolf van der Meer (Chairman of the Nominating and Governance Committee), Russell Chenu, Michael Hammes, and James Osborne, the majority of whom are independent non-executive directors.

Succession Planning

The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for the CEO and certain other members of executive management.

Retirement and Tenure Policy

The Company does not have a retirement and tenure policy. The length of tenure of individual directors is one of many factors considered by the Board when assessing the independence, performance and contribution of a director, in succession planning, and as part of the Board’s decision-making process when considering whether a director should be recommended by the Board for re-election.

Related Party Transactions

Other than the compensation arrangements with our executive officers and directors, which are disclosed in “Section 1 – Remuneration” of this Annual Report, the Company has not entered into any related party transactions requiring disclosure during fiscal year 2017.

Induction and Continuing Development

The Company has an induction program for new directors. This program includes an overview of the Company’s governance arrangements and directors’ duties in Ireland, the United States and Australia, plant and market tours to understand the Company’s strategic plans and impart relevant industry knowledge, briefings on the Company’s risk management and control framework, financial results and key risks and issues, and meeting other directors, the CEO and members of management. New directors are also provided with comprehensive orientation materials including relevant corporate documents and policies.

In addition, the Company regularly schedules time at Board meetings to develop the Board’s understanding of the Company’s operations and regulatory environment, including updates on topical developments from management and external experts.

Board Leadership Structure

In an effort to promote the efficient undertaking of its roles and responsibilities, the Board has appointed one of its independent, non-executive members, Michael Hammes, as Chairman. In his

James Hardie 2017 Annual Report on Form 20-F	61

role as Chairman, Mr Hammes co-ordinates the Board’s duties and responsibilities and acts as an active liaison between management and the Company’s non-executive directors, maintaining frequent contact with the CEO and being advised generally on the progress of Board and Board committee meetings. In his role as Chairman, Mr Hammes also:

•	provides leadership to the Board;
•	chairs Board and shareholder meetings;
•	facilitates Board discussions;
•	monitors, evaluates and assesses the performance of the Board and Board committees; and
•	is a member of and attends meetings of all Board committees.

Remuneration

For a detailed discussion of the Company’s remuneration policies for directors and executives, and the link between remuneration and overall corporate performance, see “Section 1 – Remuneration” of this Annual Report.

Board Accumulation Guidelines

Non-executive directors are encouraged to accumulate up to 1.5 times (and 2 times for the Chairman) the base Board member fee in the Company’s shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee reviews the guidelines and non-executive directors’ share holdings on a periodic basis.

Independent Advice and Access to Information

In addition to their access to the Company Secretary and senior management, the Board, the Board committees and individual directors may all seek independent professional advice at the Company’s expense for the proper performance of their duties.

Indemnification

The Company’s Constitution provides for indemnification of any person who is (or who was) a director, the Company Secretary, or an employee or any other person deemed by the Board to be an agent of the Company, who suffers any loss as a result of any action in discharge of their duties, in the absence of a willful act or default and subject to the provisions of the Irish Companies Acts.

The Company and certain of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to directors and executives who are directors or officers of the Company or its subsidiaries.

Principle 3: Act Ethically and Responsibly

Global Code of Business Conduct

The Company seeks to maintain high standards of integrity and is committed to ensuring that the Company conducts its business in accordance with high standards of ethical behavior. The

James Hardie 2017 Annual Report on Form 20-F	62

Company requires its employees to comply with both the spirit and the letter of all laws and other statutory requirements governing the conduct of the Company’s activities in each country in which the Company operates. The Company has adopted a Global Code of Business Conduct (the “Code of Conduct”) which applies to all of the Company’s employees and directors. The Code of Conduct covers many aspects of corporate policy and addresses compliance with legal and other responsibilities to stakeholders. All directors and employees of the Company worldwide are required to review the Code of Conduct on an annual basis. As part of its oversight functions, the Audit Committee oversees the Code of Conduct and reviews the policy on an annual basis. A copy of the Code of Conduct is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

The Company did not grant any waivers from the provisions of the Code of Conduct during fiscal year 2017.

Complaints/Ethics Hotline

The Code of Conduct provides employees with advice about who they should contact if they have information or questions regarding potential violations of the policy. Globally, the Company maintains an ethics hotline operated telephonically (except in France) by an independent external provider which allows employees to report anonymously any concerns. All Company employees worldwide are reminded annually of the existence of the ethics hotline.

All complaints, whether to the ethics hotline or otherwise, are initially reported directly to the General Counsel and Chief Compliance Officer, US Employment Counsel and the Director of Internal Audit (except in cases where the complaint refers to one of them). The material complaints are referred immediately to the Chairman of the Board and the Audit Committee. Less serious complaints are reported to the Audit Committee on a quarterly basis.

Interested parties who have a concern about the Company’s conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Company’s Chairman, directors as a group, the Chairman of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the Company’s corporate headquarters or submitted by phone on +353 (0)1 411 6924. All concerns will be forwarded to the appropriate directors for their review and will be simultaneously reviewed and addressed by the Company’s General Counsel and Chief Compliance Officer in the same way that other concerns are addressed. The Company’s Code of Conduct, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.

Insider Trading

All directors and employees of the Company are subject to the Company’s Insider Trading Policy. Under the Insider Trading Policy, employees and directors may generally conduct transactions in the Company’s securities during a four week period beginning two days after the announcement of quarterly or full year results, or such other periods as may be designated by the Board provided that such persons are not in possession of material, non-public information. The Insider Trading

James Hardie 2017 Annual Report on Form 20-F	63

Policy also contains preclearance requirements for certain designated senior employees and directors, as well as general prohibitions on hedging activities or selling any shares for short-swing profit. There is a general prohibition on hedging unvested shares, options or RSUs.

The Board recognizes that it is the individual responsibility of each director and employee to ensure he or she complies with the Insider Trading Policy and applicable insider trading laws.

A copy of the Insider Trading Policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

Principle 4: Safeguard Integrity in Corporate Reporting

Audit Committee

The Board has established the Audit Committee to oversee the adequacy and effectiveness of the Company’s accounting and financial policies and controls. The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:

•	overseeing the Company’s financial reporting process and reports on the results of its activities to the Board;
•	reviewing with management and the external auditor the Company’s annual and quarterly financial statements and reports to shareholders; discussing earnings releases as well as information and earnings guidance provided to analysts;
•	reviewing and assessing the Company’s risk management strategy, policies and procedures and the adequacy of the Company’s policies, processes and frameworks for managing risk;
•	exercising general oversight of the appointment and provision of all external audit services to the Company, the remuneration paid to the external auditor, and the performance of the Company’s internal audit function;
•	reviewing the adequacy and effectiveness of the Company’s internal compliance and control procedures;
•	reviewing the Company’s compliance with legal and regulatory requirements; and
•	establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistle-blowers.

A more complete description of these and other Audit Committee functions is contained in the Audit Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

The Audit Committee meets at least quarterly in a separate executive session with the external auditor and internal auditor, respectively. The Chairman of the Audit Committee reports to the full Board following each Audit Committee meeting. As part of such report, the Chairman of the Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the Company’s risk management framework, the performance and independence of the external auditor, or the performance of the internal audit function.

The current members of the Audit Committee are Brian Anderson (Chairman of the Audit Committee), Michael Hammes, David Harrison, Andrea Gisle Joosen and Alison Littley, all of

James Hardie 2017 Annual Report on Form 20-F	64

whom are independent non-executive directors. All members of the Audit Committee are financially literate and have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. In addition, in accordance with the SEC rules, the Nominating and Governance Committee and the Board have determined that Mr Anderson and Mr Harrison qualify as “audit committee financial experts.” The skills, qualifications, experience and relevant expertise for each member are summarized in the Board biography section of this Annual Report.

Internal Audit

The Vice President of Internal Audit heads the internal audit department. It is the role of the internal audit department to provide assurance, independent of management, that the Company’s internal processes, controls and procedures are operating to provide an effective financial reporting and risk management framework. The Internal Audit Charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department’s work plan is approved annually by the Audit Committee. The Vice President of Internal Audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee in executive sessions.

External Audit

Ernst & Young LLP has served as the Company’s external auditors since fiscal year 2009. The external auditor reviews each quarterly and half-year consolidated financial statements and audits the full year consolidated financial statements. The external auditor attends each meeting of the Audit Committee, including an executive session where members of the Audit Committee are present. The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval. The Audit Committee also reviews the remuneration paid to the external auditor and makes recommendations to the Board regarding the maximum compensation to be paid to the external auditor and concerning their reappointment as external auditor. The lead audit engagement partner is required to rotate every five years.

The Audit Committee reviews and approves management representations made to the external auditor as part of the audit of the full year results.

Representatives of Ernst & Young LLP are present at each AGM to make a statement if they desire to do so and are available to respond to appropriate questions from shareholders.

Consistent with applicable SEC rules, the CEO and CFO of the Company have provided the certifications required by Section 302 and 906 of the Sarbanes Oxley Act 2002, which, among other things, certify that to the best of each individual’s knowledge:

•	the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report; and
•	this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report.

James Hardie 2017 Annual Report on Form 20-F	65

Principle 5: Make Timely and Balanced Disclosure

Continuous Disclosure and Market Communication

The Company strives to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC) and the United States (SEC and NYSE).

The Company’s Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:

•	understand the Company’s strategy and assess the quality of its management;
•	examine the Company’s financial position and the strength of its growth prospects; and
•	receive any news or information that might reasonably be expected to materially affect the price or market for the Company securities.

The CEO is responsible for ensuring the Company complies with its continuous disclosure obligations. A Disclosure Committee comprised of senior management (CEO, CFO, General Counsel and the Vice President – Investor and Media Relations) is responsible for all decisions regarding market disclosure obligations outside of the Company’s normal financial reporting calendar. Both the Audit Committee and Nominating and Governance Committee reviewed the Company’s disclosure practices under the Continuous Disclosure and Market Communication policy during fiscal year 2017. A copy of the Continuous Disclosure and Market Communication policy is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au).

Principle 6: Respect the Rights of Shareholders

Communication

The Company is committed to communicating effectively with the Company’s shareholders and engaging them through a range of communication channels in a program that includes:

•	making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
•	audio webcasts of other management briefings and the annual shareholder meeting;
•	a comprehensive investor relations website that displays all announcements and notices (promptly after they have been cleared by the ASX), major management and investor road show presentations;
•	site visits and briefings on strategy for investment analysts;
•	regular engagement with institutional shareholders to discuss a wide range of governance issues;
•	an email alert service to advise shareholders and other interested parties of announcements and other events; and
•	equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the Company, on a reasonable basis.

Shareholders can also elect to receive communications from the Company and its share registry, by electronic means. In addition, shareholders can communicate directly with the Company and its registry via the Company’s investor relations website (www.ir.jameshardie.com.au).

James Hardie 2017 Annual Report on Form 20-F	66

Annual General Meeting

The 2016 AGM was held in Ireland and shareholders were able to participate in the AGM via teleconference of proceedings. The 2017 AGM will also be held in Ireland, and shareholders not present in Ireland who wish to participate in the meeting, including asking questions about the management of the Company, can do so via teleconference. In addition, shareholders have the opportunity to submit questions to the Company online or by returning the question form enclosed with the Notice of Meeting in advance of the meeting. Questions received from shareholders will be collated and the Chairman will address as many questions as possible at the meeting. Shareholders also have the opportunity to ask questions of the external auditor at the AGM about the conduct of the audit and the preparation of the auditor’s report.

Notices of Meeting are accompanied by explanatory notes which provide clear and concise information regarding the business to be transacted at the meeting.

Further details regarding the 2017 AGM will be set out in the 2017 AGM Notice of Meeting. This will be posted to all shareholders and made available on the Company’s website.

Each shareholder (other than an ADS holder) has the right to:

•	attend the AGM either in person or by proxy;
•	speak at the AGM; and
•	exercise voting rights, including at the AGM, subject to their instructions on the Voting Instruction Form.

While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.

Principle 7: Recognize and Manage Risk

Risk Management Objectives

The Company believes that sound risk management policies, procedures and controls produce a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and compliance and creation of shareholder value. The objective of the Company’s risk management policies, procedures and controls is to ensure that:

•	the Company’s principal strategic, operational and financial risks are identified and assessed;
•	the Company’s risk appetite for each risk is considered;
•	effective systems are in place to monitor and manage risks; and
•	reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

Risk management does not involve avoiding all risks. The Company’s risk management policies seek to strike a balance between ensuring that the Company continues to generate financial returns while simultaneously managing risks appropriately by setting appropriate strategies, objectives, controls and tolerance levels.

James Hardie 2017 Annual Report on Form 20-F	67

The Company’s business, operations and financial condition are subject to various risks and uncertainties, including risks related to economic and regulatory concerns. For additional information, see “Section 3 – Risk Factors” which outlines the significant factors that may adversely affect the Company’s business, operations, financial performance and condition or industry, and information as to how the Company manages certain of these risks.

Risk Management Framework

The Board and its standing Board committees oversee the Company’s overall strategic direction, including setting risk management strategy, processes, tolerance and parameters. Generally, the Audit Committee is responsible for oversight of the Company’s risk management strategy, policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the CEO, CFO, General Counsel, Vice President of Internal Audit and other senior business leaders. The Audit Committee, CEO, CFO and General Counsel report periodically to the Board on the Company’s risk management policies, processes and controls. The Audit Committee and the Board review and evaluate the Company’s risk management strategies and processes on an on-going basis throughout the course of each fiscal year.

The Audit Committee is supported in its oversight role by the policies put in place by management to oversee and manage material business risks, as well as the roles played by internal risk management committees, as described below, and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee. The CEO and the CEO’s direct reports are the primary management forum for risk assessment and management within the Company.

Consistent with its oversight functions, the Audit Committee reviewed the Company’s risk management framework and internal controls during fiscal year 2017. As part of the review, information was reported by management to the Audit Committee to enable it to assess the effectiveness of the Company’s risk management and internal control systems. In addition, consistent with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, during fiscal year 2017, management assessed the effectiveness of the Company’s internal controls over financial reporting and the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP. Based on its assessment, management concluded that the Company’s internal controls over financial reporting were effective as of 31 March 2017. For additional information, see “Section 3 – Controls and Procedures” of this Annual Report.

Risk Management Committee

The Company maintains a management level risk committee that focuses on operation-related risks and corporate-related risks (the “Risk Management Committee”). The Risk Management Committee comprises a cross-functional group of employees who review and monitor the risks facing the Company from the perspective of their area of responsibility. The Risk Management Committee is coordinated by Internal Audit and the General Counsel. The Vice President of Internal Audit and the General Counsel also provide quarterly reports to the Audit Committee on key risks and the procedures in place for mitigating them.

James Hardie 2017 Annual Report on Form 20-F	68

Financial Statements Disclosure Committee

The Financial Statements Disclosure Committee is a management committee comprised of senior finance, accounting, compliance, legal, tax, treasury and investor relations executives in the Company, which meets with the CEO, CFO and General Counsel prior to the Board’s consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the CEO, CFO and General Counsel to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.

Policies for Management of Material Business Risks

Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of the Company’s systems of internal control and risk management. In addition to the measures described elsewhere in this Annual Report, the more significant policies, processes or controls adopted by the Company for oversight and management of material business risks are:

•	engagement with members of the Risk Management Committee, at least quarterly, to assess the key strategic, operations, reporting and compliance risks facing the Company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;
•	quarterly reporting to executive management, the Audit Committee, and annual reporting to the Board, of the Risk Management Committee’s assessment regarding the key strategic, operations, reporting and compliance risks facing the Company;
•	a program for the Audit Committee to review in detail each year the Company’s general risk tolerance and all items identified by the Risk Management Committee as high focus risks;
•	quarterly meetings of the Financial Statements Disclosure Committee to review all quarterly and annual financial statements and results;
•	an internal audit department with a direct reporting line to the Chairman of the Audit Committee;
•	regular monitoring of the liquidity and status of the Company’s finance facilities;
•	maintaining an appropriate global insurance program;
•	maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives and issuing procedures requiring significant capital and recurring expenditure approvals; and
•	implementing and maintaining training programs in relation to legal and regulatory compliance issues such as trade practices/antitrust, insider trading, foreign corrupt practices and anti-bribery, employment law matters, trade secrecy and intellectual property protection.

Limitations of Control Systems

Due to the inherent limitations in all control systems and the fact that there are resource constraints in the design of any control system, management does not expect that the Company’s

James Hardie 2017 Annual Report on Form 20-F	69

internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

The inherent limitations in all control systems include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Principle 8: Remunerate Fairly and Responsibly

Remuneration Committee

The Remuneration Committee oversees the Company’s overall remuneration structure, policies and programs, assesses whether the Company’s remuneration structure establishes appropriate incentives for management and employees, and approves any significant changes in the Company’s remuneration structure, policies and programs. Amongst other things, the Remuneration Committee:

•	administers and makes recommendations on the Company’s incentive compensation and equity-based remuneration plans;
•	reviews the remuneration of directors;
•	reviews the remuneration framework for the Company; and
•	makes recommendations to the Board on the Company’s recruitment, retention and termination policies and procedures for senior management.

The current members of the Remuneration Committee are David Harrison (Chairman of the Remuneration Committee), Brian Anderson, Russell Chenu, Michael Hammes and Alison Littley, the majority of whom are independent non-executive directors.

A more complete description of these and other Remuneration Committee functions is contained in the Remuneration Committee’s Charter, a copy of which is available in the Corporate Governance section of the Company’s investor relations website (www.ir.jameshardie.com.au), and in “Section 1 – Remuneration” of this Annual Report. In addition, details of the Company’s remuneration philosophy, policies, plans and procedures during fiscal year 2017 will be disclosed in our separate remuneration report which will be made available to our shareholders in connection with the 2017 AGM.

James Hardie 2017 Annual Report on Form 20-F	70

SECTION 2

READING THIS REPORT

Forward-Looking Statements

This Annual Report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;
•	projections of the Company’s results of operations or financial condition;
•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
•	expectations concerning dividend payments and share buy-backs;
•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•	statements regarding tax liabilities and related audits, reviews and proceedings;
•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
•	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
•	statements regarding the Company’s ability to manage legal and regulatory matters (including, but not limited to, product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•	statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels

James Hardie 2017 Annual Report on Form 20-F	71

of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of this Annual Report, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

James Hardie 2017 Annual Report on Form 20-F	72

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, including the accounting policies affecting our financial condition and results of operations, which are fully described in Note 2 to our consolidated financial statements, presented later in this Annual Report.

In the following discussion and analysis, we intend to provide management’s explanation of the factors that have affected our financial condition and results of operations for the fiscal years covered by the financial statements included in this Annual Report, as well as management’s assessment of the factors and trends which are anticipated to have a material effect on our financial condition and results of operations in future periods.

As of 30 June 2016, the Company changed its reportable operating segments. Previously, the Company reported on three operating segments: (i) North America and Europe Fiber Cement, (ii) Asia Pacific Fiber Cement, and (iii) Research and Development. As of 30 June 2016, the Company began reporting on four operating segments: (i) North America Fiber Cement, (ii) International Fiber Cement, (iii) Other Businesses, and (iv) Research and Development. The significant changes to how certain businesses are reported in the new segment structure are as follows: (i) our European business is now reported in the International Fiber Cement segment, along with the other businesses that were historically reported in the Asia Pacific Fiber Cement segment, and (ii) business development, including some non-fiber cement operations, such as our windows business in North America, are now reported in the Other Businesses segment as opposed to previously being reported in the North America and Europe Fiber Cement segment. The Company has provided its historical segment information to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. Readers are referred to Note 17 of our consolidated financial statements in Section 2 for further information on our segments.

Application of Critical Accounting Policies

The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its estimates and judgments in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its estimates and judgments on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

We have identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods:

James Hardie 2017 Annual Report on Form 20-F	73

Accounting for the AFFA

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2 in the consolidated financial statements.

The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial Pty Ltd (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by the actuary to occur through 2077. We recognize the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2077, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

We recognize the asbestos liability in the consolidated financial statements on an undiscounted and uninflated basis. We considered discounting when determining the best estimate under US GAAP. We have recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that it is our view that the timing and amounts of such cash flows are not fixed or readily determinable. We considered inflation when determining the best estimate under US GAAP. It is our view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. We view the undiscounted and uninflated central estimate as the best estimate under US GAAP.

An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse

James Hardie 2017 Annual Report on Form 20-F	74

effect on our business, results of operations and financial condition. A copy of KPMGA’s actuarial assessment as at 31 March 2017 is available on the Investor Relations area of our website (www.ir.jameshardie.com.au).

Sales Rebates and Discounts

We record estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Accounts Receivable

We evaluate the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in our customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within our expectations, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease our net sales.

Inventory

Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period in which it is identified. This estimate requires management to make judgments about the future demand for inventory and is therefore at risk to change from period to period. If our estimate for the future demand for inventory is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross profit.

Further, we have distributor arrangements that we maintain with certain customers where we own inventory that is physically located in a customer’s or third party’s warehouse. As a result, our ability to effectively manage inventory levels may be impaired, which would cause our total inventory turns to decrease. In that event, our expenses associated with excess and obsolete inventory could increase and our cash flow could be negatively impacted.

Accrued Warranty Reserve

We have offered, and continue to offer, various warranties on our products, including a 30-year limited warranty on certain of our fiber cement siding products in the United States. Because our

James Hardie 2017 Annual Report on Form 20-F	75

fiber cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with our expectations over an extended period of time. A typical warranty program requires that we replace defective products within a specified time period from the date of sale. We record an estimate for future warranty-related costs based on an analysis by us, which includes the historical relationship of warranty costs to installed product. Based on this analysis and other factors, we adjust the amount of our warranty provisions as necessary. Although our warranty costs have historically been within calculated estimates, if our experience is significantly different from our estimates, it could result in the need for additional reserves.

Accounting for Income Tax

We recognize deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We must assess whether, and to what extent, we can recover our deferred tax assets. If full or partial recovery is unlikely, we must increase our income tax expense by recording a valuation allowance against the portion of deferred tax assets that we cannot recover. We believe that we will recover all of the deferred tax assets recorded (net of valuation allowance) on our consolidated balance sheet at 31 March 2017. However, if facts later indicate that we will be unable to recover all or a portion of our net deferred tax assets, our income tax expense would increase in the period in which we determine that recovery is unlikely.

We evaluate our uncertain tax positions in accordance with the guidance for accounting for uncertainty in income taxes. We believe that our reserve for uncertain tax positions, including related interest, is adequate. Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax returns. The amounts ultimately paid upon resolution of these matters could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognized in the consolidated financial statements. Each quarter we evaluate the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold. We are required to make subjective judgments and assumptions regarding our income tax exposures and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, our income tax expense in a given financial statement period could be materially affected.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant

James Hardie 2017 Annual Report on Form 20-F	76

adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Identifying these events and changes in circumstances, and assessing their impact on the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates.

When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review. Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is typically based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

During the years ended 31 March 2017, 2016 and 2015, the Company recorded US$0.5 million, US$3.5 million and US$3.7 million of impairment charges related to individual assets which is included in Cost of goods sold on the consolidated statements of operations and comprehensive income.

In estimating the fair value of the asset group, we are required to make certain estimates and assumptions that include forecasting the useful lives of the assets, selecting an appropriate discount rate that reflects the risk inherent in future cash flows, forecasting market demand for our products and recommissioning idle assets to meet anticipated capacity constraints in the future. We have not made any material changes in the accounting methodology we use to assess impairment loss during the past three fiscal years. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to material impairment losses in future periods.

James Hardie 2017 Annual Report on Form 20-F	77

Operating Results

Year ended 31 March 2017 compared to year ended 31 March 2016

Operating results for the consolidated group were as follows:

US$ Millions	FY17	FY16	Change %
Net sales	$1,921.6	$1,728.2	11
Cost of goods sold	(1,246.9)	(1,096.0)	(14)
Gross profit	674.7	632.2	7

Selling, general and administrative expenses	(291.6)	(254.2)	(15)
Research and development expenses	(30.3)	(29.5)	(3)
Asbestos adjustments	40.4	5.5
Operating income	393.2	354.0	11

Net interest expense	(27.5)	(25.6)	(7)
Other income	1.3	2.1	(38)
Income before income taxes	367.0	330.5	11
Income tax expense	(90.5)	(86.1)	(5)
Net income	$276.5	$244.4	13

Total net sales of US$1,921.6 million for fiscal year 2017 increased 11% from fiscal year 2016. Net sales were favorably impacted by higher sales volumes in the North America Fiber Cement segment and higher sales volumes and a higher average net sales price in the International Fiber Cement segment.

Gross profit of US$674.7 million for fiscal year 2017 was 7% higher than fiscal year 2016. Our gross profit margin of 35.1% was 1.5 percentage points lower than fiscal year 2016.

SG&A expenses for fiscal year 2017 increased 15% to US$291.6 million. The increase primarily reflects increased investment in headcount and market development programs.

R&D expenses increased 3% for fiscal year 2017 when compared to fiscal year 2016 primarily due to an increase in the number of R&D projects being undertaken by the R&D team.

Asbestos adjustments for fiscal year 2017 were favorable compared to fiscal year 2016. The primary driver being a US$38.6 million favorable movement in the actuarial adjustment recorded at year end in line with KPMGA’s actuarial report and the US$1.8 million favorable impact of the depreciating AUD/USD spot exchange rate between balance sheet dates.

Other income reflects gains and losses on interest rate swaps and unrealized foreign exchange gains and losses. Fiscal year 2016 results also include the gain on sale of the Australian pipes business, which was sold in the first quarter of fiscal year 2016.

Net income increased from US$244.4 million in fiscal year 2016 to US$276.5 million in fiscal year 2017, primarily due to an increase in the underlying performance of the operating business units and the favorable movement of asbestos adjustments, partially offset by an increase in SG&A expenses.

James Hardie 2017 Annual Report on Form 20-F	78

North America Fiber Cement Segment Results

Operating results for the North America Fiber Cement segment were as follows:

	FY17	FY16	Change %
Volume (mmsf)	2,215.4	1,969.2	13%
Average net sales price per unit (per msf)	US$665	US$669	(1%)

Net sales (US$ millions)	1,493.4	1,335.0	12%
Gross profit			3%
Gross margin (%)			(3.1 pts)
Operating income (US$ millions)	343.9	352.2	(2%)
Operating income margin (%)	23.0	26.4	(3.4 pts)

Net sales for fiscal year 2017 were favorably impacted by higher volumes, partially offset by a slightly lower average net sales price. The increase in our sales volume in fiscal year 2017, compared to fiscal year 2016, was driven by growth in both the repair and remodel and new construction markets and continued improvement in our commercial execution resulting in improved market penetration.

For fiscal year 2017, average net sales price decreased slightly as a result of maintaining current strategic pricing levels and the ongoing execution of our tactical pricing strategies.

We note that there are a number of data sources that measure US housing market growth, most of which have reported mid to high single-digit growth in recent quarters when compared to prior corresponding periods. However, at the time of filing our fiscal year 2017 results, only the US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the year ended 31 March 2017 were 791,100, or 6% above the year ended 31 March 2016.

While we have provided US Census Bureau data above, we note that this data can be different than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for fiscal year 2017 can be attributed to the following components:

Lower average net sales price	(0.5 pts)
Higher start up costs	(0.9 pts)
Higher production costs	(1.7 pts)

Total percentage point change in gross margin	(3.1 pts)

James Hardie 2017 Annual Report on Form 20-F	79

Gross margin decreased 3.1 percentage points compared to fiscal year 2016 primarily as result of higher production and startup costs. The higher production costs resulted from unfavorable plant performance and higher freight costs. Plant performance was unfavorable as a result of elevated spend and production inefficiencies. The higher startup costs were due to the acceleration of certain capacity projects, combined with inefficient startup programs.

The increase in SG&A expense for fiscal year 2017, compared to fiscal year 2016, was driven by an increase in our headcount in an effort to build and align organizational capability with our anticipated growth, as well as, increased spending on our market development programs. As a percentage of sales, SG&A increased 0.4 percentage points in fiscal year 2017 compared to fiscal year 2016.

Operating income for fiscal year 2017 decreased 2% compared to fiscal year 2016, driven by a 15% increase in SG&A, offset by a 3% increase in gross profit.

Operating income margin for fiscal year 2017 decreased 3.4 percentage points to 23.0% when compared to fiscal year 2016, driven primarily by the increase in production costs, as described above.

International Fiber Cement Segment Results

The International Fiber Cement Segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, (iii) Philippines Fiber Cement, and (iv) Europe Fiber Cement.

Operating results for the International Fiber Cement segment in US dollars were as follows:

	FY17	FY16	Change %
Volume (mmsf)	487.2	480.9	1%
Volume (mmsf) excluding the Australian Pipes business	487.2	471.1	3%
Average net sales price per unit (per msf)	US$775	US$729	6%
Average net sales price per unit excluding the Australian Pipes business (per msf)	US$775	US$734	6%
Net sales (US$ millions)	411.8	379.4	9%
US$ Gross profit			21%
US$ Gross margin (%)			3.9 pts
Operating income (US$ millions)	95.1	77.9	22%
New Zealand weathertightness claims (US$ millions)	–	(0.5)
Operating income excluding NZ weathertightness claims (US$ millions)	95.1	78.4	21%
US$ Operating income margin (%)	23.1	20.5	2.6 pts
US$ Operating income margin excluding NZ weathertightness claims (%)	23.1	20.7	2.4 pts

Volume for fiscal year 2017 increased 1% compared to fiscal year 2016, primarily driven by volume growth in our Australian, New Zealand and European businesses, partially offset by the

James Hardie 2017 Annual Report on Form 20-F	80

sale of the Australian Pipes business at the end of the first quarter of fiscal year 2016 and lower volumes in the Philippines. Excluding the Australian Pipes business, volume increased 3%, attributable to higher volumes in Australia, New Zealand and Europe, partially offset by lower volume in the Philippines due to the penetration of competitor imports within the Philippines market.

Net sales for fiscal year 2017 increased 9% compared to fiscal year 2016, and increased 10% excluding Australian Pipes. The increase in net sales excluding Australian Pipes was primarily driven by the Australian and New Zealand businesses which had a higher average net sales price along with higher volumes. Average net sales price in US dollars was primarily driven by favorable product and geographic mix, and the effects of our annual price increase across the businesses.

The change in gross margin for fiscal year 2017 can be attributed to the following components:

Higher average net sales price and mix	1.7 pts
Lower production costs	2.2 pts

Total percentage point change in gross margin	3.9 pts

Production costs for the segment were favorable primarily due to the lack of Carole Park start-up costs in fiscal year 2017 compared to fiscal year 2016 and favorable plant performance, partially offset by higher freight and fixed costs.

Operating income for fiscal year 2017 increased 22% to US$95.1 million compared to fiscal year 2016 due to the increase in gross profit described above, partially offset by higher SG&A expenses. The increase in SG&A was driven by an increase in headcount in an effort to build and align organizational capability with anticipated demand growth, as well as, increased spending on our market development programs.

Country Analysis

Australia

Net sales for fiscal year 2017 increased from fiscal year 2016 primarily due to higher average net sales price and increased volume. The key drivers of net sales growth were favorable conditions in our addressable markets and market penetration, combined with the favorable impact of our price increase and favorable product mix.

For fiscal year 2017, production costs were lower compared to fiscal year 2016, driven by lower start-up costs in fiscal year 2017 compared to fiscal year 2016 associated with our new Carole Park sheet machine, favorable plant performance and lower input costs, partially offset by higher freight and fixed costs.

Operating income for fiscal year 2017 increased 31% compared to fiscal year 2016, driven by improved gross profit, partially offset by higher SG&A expenses related to marketing and employee costs.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Australian business’ sales volume, were 115,838 for the year ended 31 March 2017,

James Hardie 2017 Annual Report on Form 20-F	81

a decrease of 3% compared to fiscal year 2016. The other key driver of our sales volume is the alterations and additions market, which increased 4% for the 12 months ended 31 March 2017, compared to fiscal year 2016.

New Zealand

Net sales for fiscal year 2017 increased from fiscal year 2016 primarily due to a higher average net sales price due to our price increase and higher sales volumes from addressable markets. Operating income for the fiscal year 2017 increased compared to fiscal year 2016 driven by improved net sales.

Philippines

Volume for fiscal year 2017 decreased 9% compared to fiscal year 2016. While recent periods have shown an increase in volume, the change in the overall competitive landscape is expected to remain for some time. Operating income for fiscal year 2017 was lower compared to fiscal year 2016 due to lower sales volume driven by the entrance of competitor imports, combined with higher SG&A expenses related to marketing and employment costs, partially offset by favorable plant performance.

Europe

For fiscal year 2017, volume and operating income increased when compared to fiscal year 2016.

Other Businesses Segment Results

US$ Millions	FY17	FY16	Change %
Net Sales	$16.4	$13.8	19%
Gross profit			47%
Gross profit margin (%)			11.9 pts
Operating loss	$(6.7)	$(8.6)	22%

We continue to invest in business development opportunities aligned with our long term strategy and continue to incur losses in our Other Businesses segment. Operating loss for fiscal year 2017 improved 22%, to an operating loss of US$6.7 million compared to fiscal year 2016, driven by increased sales volume, favorable product mix, favorable plant performance and lower SG&A expenses.

James Hardie 2017 Annual Report on Form 20-F	82

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment

US$ Millions	FY17	FY16	Change %
Segment R&D expenses	$(22.6)	$(21.7)	(4)
Segment R&D SG&A expenses	(2.9)	(2.2)	(32)
Total R&D operating loss	$(25.5)	$(23.9)	(7)

The change in segment R&D expenses for fiscal year 2017 compared to fiscal year 2016 is a result of the number of core R&D projects being undertaken by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects were US$7.7 million for fiscal year 2017 compared to US$7.8 million for fiscal year 2016.

General Corporate

Results for General Corporate for fiscal years 2017 and 2016 were as follows:

US$ Millions	FY17	FY16	Change %
General Corporate SG&A expenses	$(52.5)	$(47.4)	(11)
Asbestos:
Asbestos Adjustments	40.4	5.5
AICF SG&A Expenses[1]	(1.5)	(1.7)	12
General Corporate operating loss	$(13.6)	$(43.6)	69

1	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on the Asbestos Adjustments.

For fiscal year 2017, General Corporate SG&A expenses increased US$5.1 million, primarily due to higher employee costs and higher discretionary spending, partially offset by favorable movements in recognized foreign exchange gains.

Asbestos adjustments reflect a change in the actuarial estimate of the asbestos liability, insurance receivables, AICF claims handling costs and the foreign exchange translation impact of the Australian denominated asbestos related assets and liabilities being recorded on our consolidated balance sheets in US dollars at the reporting date for each respective period.

James Hardie 2017 Annual Report on Form 20-F	83

The AUD/USD spot exchange rates are shown in the table below:

FY17		FY16
31 March 2016	0.7657	31 March 2015	0.7636
31 March 2017	0.7644	31 March 2016	0.7657
Change ($)	(0.0013)	Change ($)	0.0021
Change (%)	-	Change (%)	-

For fiscal years 2017 and 2016, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY17	FY16
Change in actuarial estimates	$38.6	$8.1
Effect of foreign exchange rate movements	1.8	(2.6)
Asbestos adjustments	$40.4	$5.5

Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries decreased to A$1.386 billion at 31 March 2017 from A$1.434 billion at 31 March 2016. The change in the undiscounted and uninflated central estimate of A$48.0 million, or 3%, is primarily due to lower average claims sizes and lower average defense legal cost assumptions for most disease types and a reduction in the assumed number of large mesothelioma claims. This was partially offset by lower future insurance recoveries as a result of a commutation agreement entered into by AICF during fiscal year 2017, in which cash of A$105.0 million was received in exchange for the discharge of certain insurance receivables.

During fiscal year 2017, mesothelioma claims reporting activity was below actuarial expectations for the second consecutive year. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which is currently assumed to have occurred in the period 2014/2015 to 2016/2017. As the actual experience in fiscal year 2017 was favorable to expectations, no change to the assumed number of future mesothelioma claims is warranted at this time. However, potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, if the peak claims reporting period was shifted two years from the currently assumed 2016/2017 (i.e. assuming that claim reporting begins to reduce after 2018/2019), together with increased claims reporting from 2026/2027 onwards, relative to current actuarial projections, the central estimate could increase by approximately 34% on a discounted basis.

At 31 March 2017, KPMGA has formed the view that, although there has been favorable claims reporting in fiscal year 2017, no change to the assumed number of future mesothelioma claims is warranted at this time. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

Asbestos gross cashflow expenditure of A$125.0 million for fiscal year 2017 were lower than the actuarial expectation of A$168.0 million, primarily as a result of favorable average claim settlement sizes, together with the favorable large claims experience in the year.

James Hardie 2017 Annual Report on Form 20-F	84

Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on asbestos adjustments.

The following is an analysis of claims data for the fiscal years ended 31 March:

	FY17	FY16	Change %
Claims received	557	577	3
Actuarial estimate for the period	625	658	5
Difference in claims received to actuarial estimate	68	81	(16)

Average claim settlement[1] (A$)	224,000	248,000	10
Actuarial estimate for the period[2] (A$)	327,000	302,000	(8)
Difference in claims paid to actuarial estimate (A$)	103,000	54,000	91

1	Average claims settlement is derived as the total amount paid divided by the number of non-nil claim settlements

2	This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

For the full year ended 31 March 2017, we noted the following related to asbestos-related claims:

•	Claims received during fiscal year 2017 were 11% below actuarial estimates;

•	Claims received during fiscal year 2017 were 3% lower than fiscal year 2016;

•	Mesothelioma claims reported for fiscal year 2017 were 7% below actuarial expectations and were 6% below fiscal year 2016;

•	The average claim settlement for fiscal year 2017 was lower by 31% versus actuarial estimates;

•	Average claim settlement sizes were lower for most disease types, including for mesothelioma and asbestosis, compared to actuarial expectations for fiscal year 2017; and

•	The decrease in average claim settlement for fiscal year 2017 versus actuarial estimates was largely attributable to lower average claim sizes for non-large mesothelioma claims together with a lower number of large mesothelioma claims being settled compared to fiscal year 2016.

Net interest expense

Gross interest expense for fiscal year 2017 increased US$1.9 million when compared to fiscal year 2016, primarily due to the higher outstanding balance of our senior unsecured notes, partially offset by a reduction in the total cost of funding charged under our unsecured revolving credit facility in fiscal year 2017 when compared to the percentage charged under the bilateral credit facilities in fiscal year 2016. For fiscal year 2017, net AICF interest expense increased by US$0.8 million when compared to fiscal year 2016, due to an increase in the average balance of AICF’s borrowing under its loan facility with the New South Wales Government.

James Hardie 2017 Annual Report on Form 20-F	85

Other income

For fiscal year 2017, other income decreased from US$2.1 million in fiscal year 2016 to US$1.3 million. The US$0.8 million unfavorable change in other income compared to fiscal year 2016 is primarily due to the non-recurring US$1.7 million gain on the sale of the Australian Pipes business in the first quarter of fiscal 2016 and the unfavorable movement of US$1.0 million in our net foreign exchange forward contracts, partially offset by a favorable movement of US$1.9 million in our interest rate swaps.

Income tax expense

Total income tax expense for fiscal year 2017 increased by US$4.4 million compared to fiscal year 2016. The increase was primarily due to a favorable movement in asbestos adjustments, partially offset by a decrease in the effective tax rate. The decrease in the effective tax rate was driven by a lower proportion of taxable earnings in jurisdictions with higher tax rates, in particular the USA.

Readers are referred to Note 14 of our consolidated financial statements for further information related to income tax.

Net income

Net income increased from US$244.4 million in fiscal year 2016 to US$276.5 million in fiscal year 2017.

Year ended 31 March 2016 compared to year ended 31 March 2015

Operating results for the consolidated group were as follows:

US$ Millions	FY16	FY15	Change %
Net sales	$1,728.2	$1,656.9	4
Cost of goods sold	(1,096.0)	(1,078.1)	(2)
Gross profit	632.2	578.8	9

Selling, general and administrative expenses	(254.2)	(245.5)	(4)
Research and development expenses	(29.5)	(31.7)	7
Asbestos adjustments	5.5	33.4	(84)
Operating income	354.0	335.0	6

Net interest expense	(25.6)	(7.5)
Other income (expense)	2.1	(4.9)
Income before income taxes	330.5	322.6	2
Income tax expense	(86.1)	(31.3)
Net income	$244.4	$291.3	(16)

James Hardie 2017 Annual Report on Form 20-F	86

Total net sales of US$1,728.2 million for fiscal year 2016 were 4% higher than fiscal year 2015. Net sales were favorably impacted by higher volume in the North America Fiber Cement segment and higher volume in the International Fiber Cement segment, excluding Australian Pipes. Net sales were adversely impacted by the strengthening US dollar, which had a 4% unfavorable effect on group net sales.

Gross profit of US$632.2 million for the fiscal year 2016 was 9% higher than fiscal year 2015. Our gross profit margin of 36.6% was 1.7 percentage points higher than fiscal year 2015.

SG&A expenses for fiscal year 2016 increased 4% to US$254.2 million. The increase primarily reflects higher SG&A expenses in the business units in local currencies; partially offset by the favorable impact of the strengthening US dollar.

R&D expenses decreased 7% for fiscal year 2016 when compared to the prior year. The decrease is a result of the strengthening US dollar; partially offset by an increase in the number of R&D projects being worked on by the R&D team.

Asbestos adjustments for fiscal year 2016 decreased compared fiscal year 2015. The primary driver being US$8.1 million favorable movement in the actuarial adjustment recorded at year end in line with KPMGA’s actuarial report; partially offset by US$2.6 million unfavorable impact of the appreciating AUD/USD spot exchange rate between balance sheet dates.

Net income decreased from US$291.3 million in fiscal year 2015 to US$244.4 million in fiscal year 2016, primarily due to higher income tax expense, higher interest expense and an unfavorable change in the asbestos adjustments; partially offset by the favorable underlying performance of the North America Fiber Cement segment.

North America Fiber Cement Segment Results

Operating results for the North America Fiber Cement segment were as follows:

	FY16	FY15	Change %
Volume (mmsf)	1,969.2	1,821.5	8%
Average net sales price per unit (per msf)	US$669	US$666	-

Net sales (US$ millions)	1,335.0	1,224.7	9%
Gross profit			18%
Gross margin (%)			2.8 pts
Operating income (US$ millions)	352.2	290.0	21%
Operating income margin (%)	26.4	23.7	2.7 pts

Net sales for fiscal year 2016 were favorably impacted by higher volumes. The increase in our sales volume in fiscal year 2016 compared to fiscal year 2015 was primarily driven by growth in the repair and remodel and new construction markets and modest market penetration. For fiscal year 2016, average net sales price was flat, when compared fiscal year 2015. For fiscal year 2016, gross price was up in line with our price increase effective 1 March 2015; offset by unfavorable mix.

James Hardie 2017 Annual Report on Form 20-F	87

We note that there are a number of data sources that measure US housing market growth, most of which have reported steady double-digit growth in recent quarters when compared to prior corresponding periods. However, at the time of filing our fiscal year 2016 results, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the year ended 31 March 2016, single family housing starts were 745,700, or 17% above the year ended 31 March 2015.

While we have provided US Census Bureau data above, we note that it typically trends higher than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The increase in gross margin of 2.8 percentage points for fiscal year 2016 is due to the following components:

Higher average net sales price	0.4 pts
Lower production costs	2.4 pts

Total percentage point change in gross margin	2.8 pts

Production costs for fiscal year 2016 were lower than fiscal year 2015, primarily as a result of our manufacturing plant network’s improved performance when compared to fiscal year 2015, as well as lower freight and lower input costs for pulp and utilities.

For fiscal year 2016, operating income of US$352.2 million, increased 21% over fiscal year 2015, reflecting lower freight, improved plant performance, lower unit costs and increased volumes; unfavorably impacted by higher segment SG&A expenses, primarily reflecting higher employee costs and marketing expenses. As a percentage of segment sales, fiscal year 2016 SG&A remained flat compared to fiscal year 2015.

Operating income margin for fiscal year 2016 increased 2.7 percentage points to 26.4% from 23.7% in fiscal year 2015, driven by higher net sales and lower production costs.

International Fiber Cement Segment Results

The International Fiber Cement segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement, (iii) Philippines Fiber Cement, and (iv) Europe Fiber Cement.

James Hardie 2017 Annual Report on Form 20-F	88

Operating results for the International Fiber Cement segment in US dollars were as follows:

	FY16	FY15	Change %
Volume (mmsf)	480.9	484.4	(1%)
Volume (mmsf) excluding the Australian Pipes business	471.1	442.8	6%
Average net sales price per unit (per msf)	US$729	US$811	(10%)
Average net sales price per unit excluding the Australian Pipes business (per msf)	US$734	US$829	(11%)

Net sales (US$ millions)	379.4	418.4	(9%)
US$ Gross profit			(15%)
US$ Gross margin (%)			(2.3 pts)
Operating income (US$ millions)	77.9	94.5	(18%)
New Zealand weathertightness claims (US$ millions)	(0.5)	4.3
Operating income excluding NZ weathertightness claims (US$ millions)	78.4	90.2	(13%)
US$ Operating income margin (%)	20.5	22.6	(2.1 pts)
US$ Operating income margin excluding NZ weathertightness claims (%)	20.7	21.6	(0.9 pts)

Volume for fiscal year 2016 was lower than fiscal year 2015 due to the sale of the Australian Pipes business at the end of the first quarter of fiscal year 2016. Net sales for fiscal year 2016 were lower than fiscal year 2015 primarily due to lower average net sales price. The decrease in our net sales price in fiscal year 2016 reflects the adverse impact of the strengthening US dollar in Australia, New Zealand and Europe which outweighed the effects of our annual price increase, favorable product and regional mix.

The decrease in gross margin of 2.3 percentage points for fiscal year 2016 is due to the following components:

Lower average net sales price	(3.6 pts)
Lower production costs	1.3 pts

Total percentage point change in gross margin	(2.3 pts)

Production costs for fiscal year 2016 were lower compared to fiscal year 2015, due to lower input costs primarily related to pulp, partially offset by the cost associated with the startup of our Carole Park sheet machine. Additionally, during December 2014, we purchased the land and buildings previously leased at our Rosehill, New South Wales facility for A$45.0 million. As a result of the purchase we released remediation and straight line rent provisions required as a lessee, resulting in a favorable impact to cost of goods sold of US$3.0 million for fiscal year 2015.

James Hardie 2017 Annual Report on Form 20-F	89

In the first quarter of fiscal year 2016, we finalized the sale of our Australian Pipes business, recognizing a gain on the sale of US$1.7 million, recorded in other (expense) income in the consolidated statement of operations and comprehensive income for fiscal year 2016. Due to the immaterial contribution of the Australian Pipes business to the segment results, the results of operations from the Australian Pipes business have not been presented as discontinued operations in the consolidated financial statements.

Country Analysis

Australia

Net sales for fiscal year 2016 were lower than fiscal year 2015 primarily due to lower volume primarily due to the sale of the Australian Pipes businesses in fiscal year 2016 and lower average net sales price driven by the unfavorable impact of foreign exchange rates.

Production costs for fiscal year 2016 were lower than fiscal year 2015, primarily as a result of lower input costs primarily related to pulp, partially offset by the higher cost associated with the startup of our Carole Park sheet machine and favorable impact to costs of goods sold of US$3.0 million in fiscal year 2015, as described above.

Operating income for fiscal year 2016, excluding the Australian Pipes business, decreased 15% over fiscal year 2015, driven by the unfavorable impact of foreign exchange rates which resulted in a decrease in gross profit; partially offset lower SG&A expenses primarily related to employee costs.

According to Australian Bureau of Statistics data, approvals for detached houses were 116,962 for the year ended 31 March 2016, a slight decrease, compared to fiscal year 2015. The other key driver of our sales volume is the alterations and additions market, which was increased 5% for the 12 months ended 31 March 2016, compared to the fiscal year 2015.

New Zealand

In our New Zealand business, fiscal year 2016 volume grew across most regions compared to fiscal year 2015; however, net sales decreased due to the unfavorable impact of foreign exchange rates. Average net sales price also decreased primarily due to unfavorable product mix.

Philippines

In our Philippines business, fiscal year 2016 volume, net sales and operating income were higher than fiscal year 2015 driven by growth in our addressable markets, continued market penetration and favorable impact of our price increase.

Europe

In our Europe business, fiscal year 2016 volume increased compared to fiscal year 2015. Fiscal year 2016 net sales and operating income were lower compared to fiscal year 2015.

James Hardie 2017 Annual Report on Form 20-F	90

Other Businesses Segment

US$ Millions	FY16	FY15	Change %
Net sales (US$ millions)	$13.8	$13.8	FLAT
Gross profit			(11%)
Gross margin (%)			(2.1 pts)
Operating income (US$ millions)	$(8.6)	$(4.5)	(91%)

We continue to invest in business development opportunities aligned with our long-term strategy and continue to incur losses in our Other Businesses segment.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	FY16	FY15	Change %
Segment R&D expenses	$(21.7)	$(24.2)	10
Segment R&D SG&A expenses	(2.2)	(1.8)	(22)
Total R&D operating loss	$(23.9)	$(26.0)	8

The change in segment R&D expenses from fiscal year 2015 to fiscal year 2016 is a result of the adverse impact of the strengthening US dollar and the number of core R&D projects being worked on by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the average AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects were US$7.8 million for fiscal year 2016, compared to US$7.5 million for fiscal year 2015.

General Corporate

Results for General Corporate for fiscal years 2016 and 2015 are as follows:

US$ Millions	FY16	FY15	Change %
General Corporate SG&A expenses	$(47.4)	$(49.9)	5
Asbestos:
Asbestos Adjustments	5.5	33.4	(84)
AICF SG&A Expenses[1]	(1.7)	(2.5)	32
General Corporate operating loss	$(43.6)	$(19.0)

1	Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on the Asbestos Adjustments.

James Hardie 2017 Annual Report on Form 20-F	91

For fiscal year 2016, General Corporate SG&A expenses decreased by US$2.5 million, compared to fiscal year 2015. The decrease in General Corporate SG&A expenses is primarily driven by the non-recurring stamp duty of US$4.2 million incurred in the fourth quarter of fiscal year 2015; partially offset by higher stock compensation expenses of US$2.6 million driven by an increase in the US$ stock price.

Asbestos adjustments reflect a change in the actuarial estimate of the asbestos liability, insurance receivables, AICF claims handling costs and the foreign exchange translation impact of the Australian denominated asbestos related assets and liabilities being recorded on our consolidated balance sheet in US dollar at the reporting date for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

FY16		FY15
31 March 2015	0.7636	31 March 2014	0.9220
31 March 2016	0.7657	31 March 2015	0.7636
Change ($)	0.0021	Change ($)	(0.1584)
Change (%)	-	Change (%)	(17%	)

For fiscal years 2016 and 2015, the asbestos adjustments recorded by the Company were made up of the following components:

US$ Millions	FY16	FY15	Change %
Change in actuarial estimates	$8.1	$(111.3)
Effect of foreign exchange rate movements	(2.6)	144.7
Asbestos adjustments	$5.5	$33.4	(84)

Readers are referred to Notes 2 and 11 of our consolidated financial statements for further information on asbestos adjustments.

Per the KPMGA actuarial report, the undiscounted and uninflated central estimate net of insurance recoveries decreased to A$1.434 billion at 31 March 2016 from A$1.566 billion at 31 March 2015. The change in the undiscounted and uninflated central estimate of A$132.0 million or 8% is primarily due to the decrease in the projected future number of non-mesothelioma claims and lower average claims sizes and lower average defense legal cost assumptions for most disease types. This was partially offset by the change in legislation in Victoria, which allowed for gratuitous services costs to be included in certain types of future claims which had a A$56.9 million adverse impact on the central estimate.

During fiscal year 2016, mesothelioma claims reporting activity was marginally below actuarial expectations for the first year in the past four years. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which is currently assumed to occur in the period 2014/2015 to 2016/2017. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, if

James Hardie 2017 Annual Report on Form 20-F	92

the peak claims reporting period was shifted two years from the currently assumed 2016/2017 (i.e. assuming that claim reporting begins to reduce after 2018/2019), together with increased claims reporting from 2026/2027 onwards, relative to current actuarial projections, the discounted central estimate could increase by approximately 30% on a discounted basis.

At 31 March 2016, KPMGA has formed the view that, due to the stable claims reporting in fiscal year 2016, no change to the assumption of mesothelioma claims is required. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline. Due to the uncertainty over the past four years, further volatility in relation to the valuation should be anticipated for at least the next few years.

The following is an analysis of claims data for the fiscal years ended 31 March:

	FY16	FY15	Change %
Claims received	577	665	13
Actuarial estimate for the period	658	610	(8)
Difference in claims received to actuarial estimate	81	(55)

Average claim settlement[1] (A$)	248,000	254,000	2
Actuarial estimate for the period[2] (A$)	302,000	289,000	(4)
Difference in claims paid to actuarial estimate (A$)	54,000	35,000	(54)

1	Average claims settlement is derived as the total amount paid divided by the number of non-nil claim settlements.

2	This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.

For the full year ended 31 March 2016, we noted the following related to asbestos-related claims:

•	Claims received during fiscal year 2016 were 12% and 13% below actuarial estimates and fiscal year 2015 respectively;

•	Mesothelioma claims reported for the fiscal year 2016 are 1% below expectations and are 4% below fiscal year 2015;

•	The average claim settlement for fiscal year 2016 is lower by 18%, versus actuarial estimates;

•	Average claim settlement sizes are generally lower across all disease types compared to actuarial expectations for fiscal year 2016; and

•	The decrease in average claim settlement for the full year versus actuarial estimates is largely attributable to a lower number of large mesothelioma claims being settled compared to fiscal year 2015.

Asbestos gross cashflow expenditure of A$154.7 million for fiscal year 2016 were lower than the actuarial expectation of A$176.3 million.

James Hardie 2017 Annual Report on Form 20-F	93

Net interest expense

Gross interest expense for fiscal year 2016 increased US$17.3 million, compared to fiscal year 2015, primarily as a result of interest incurred on our senior notes, which we issued in February 2015.

Other income (expense)

For fiscal year 2016 other income (expense) moved from a loss of US$4.9 million in fiscal year 2015 to a gain of US$2.1 million. The US$7.0 million favorable change in other (expense) income is due to a US$3.3 million favorable change in net foreign exchange forward contracts, a US$2.0 million favorable change in the unrealized gains and losses related to our interest rate swaps and US$1.7 million gain on the sale of the Australian Pipes business in the first quarter of fiscal year 2016.

Income tax expense

Total income tax expense for fiscal year 2016 increased by US$54.8 million from fiscal year 2015. The change was primarily due to a reduction in the change in actuarial estimate compared to fiscal year 2015.

Readers are referred to Note 14 of our consolidated financial statements for further information related to income tax.

Net income

Net income decreased from US$291.3 million in fiscal year 2015 to US$244.4 million in fiscal year 2016.

Liquidity and Capital Allocation

Overview

Our treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by our treasury department which is centralized in Ireland. The policy is reviewed annually and is designed to ensure that we have sufficient liquidity to support our business activities and meet future business requirements in the countries in which we operate. We aim to mitigate certain risks associated with fluctuations in interest rates and foreign currency fluctuations. Our strategies to reduce such risks may result in us entering into non-speculative interest rate swaps and foreign currency forward contracts. For a more detailed discussion on our financial instruments, see Note 12 to our consolidated financial statements in Section 2. For a more detailed discussion on foreign currency exchange rate and interest rate risks, see ‘Quantitative and Qualitative Disclosures About Market Risk’ in Section 3 of this document.

We moved to a net debt position of US$485.6 million at 31 March 2017 compared to a net debt position of US$394.7 million at 31 March 2016 (excluding AICF’s drawdown on its standby loan facility with the NSW Government, in respect of which we are not a party to, guarantor of or security provider).

James Hardie 2017 Annual Report on Form 20-F	94

Sources of Liquidity

During fiscal year 2017, we met our liquidity and capital requirements through a mix of external debt facilities, cash reserves and cash flows from operations. These internal and external sources of liquidity were primarily used during fiscal year 2017 to fund the expansion, renovation and maintenance of existing production facilities, the purchase and construction of new facilities, fund our annual contribution to AICF in accordance with the terms of the AFFA, and fund our working capital requirements, consisting primarily of inventory, accounts receivable and accounts payable. While our working capital requirements fluctuate seasonally during months of the year when overall construction and renovation volumes increase, such fluctuations, generally, have not had a significant impact on our short-term or long-term liquidity.

There are certain restrictions that are either imposed upon us as an Irish plc operating under Irish law, or imposed upon us as a party to the AFFA, which may restrict the ability of subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. For more detailed discussion on these restrictions, see “Section 3 – Risk Factors.” Even with these restrictions, we anticipate that our cash on hand, cash flows from operations, net of estimated payments under the AFFA, and available unutilized credit facilities will be sufficient to fund our planned capital expenditures and working capital requirements for at least the next 12 month period.

Cash Flow — Year Ended 31 March 2017

Operating Activities

Cash provided by operating activities increased US$31.7 million to US$292.1 million for the full year ended 31 March 2017. The increase in cash provided by operating activities was primarily driven by a favorable change in working capital of US$42.1 million and a US$23.3 million increase in net income adjusted for non-cash items, partially offset by a higher payment to AICF of US$28.3 million. The favorable change in working capital was primarily due to normal variations in accounts payable and accounts receivable as the result of the timing of collections and payments between periods, partially offset by an unfavorable change in inventories. Inventories on hand in the International Fiber Cement Segment have increased to meet anticipated demand.

Investing Activities

Cash used in investing activities increased US$42.4 million to US$109.0 million for the full year ended 31 March 2017. The change in net cash used in investing activities was primarily driven by the increase in the purchase of property, plant and equipment of US$28.7 million compared to fiscal year 2016 and the US$10.4 million in proceeds from the sale of the Blandon facility and the Australian Pipes business in fiscal year 2016, compared to nil in fiscal year 2017.

Financing Activities

Cash used in financing activities increased US$58.3 million to US$212.7 million for the full year ended 31 March 2017. The increase in cash used in financing activities was primarily driven by a US$77.5 million increase in the repurchase of shares of common stock under the share buyback program, and a US$52.7 million decrease in net proceeds from borrowings and notes. This was partially offset by a US$69.7 million decrease in dividends paid compared to fiscal year 2016.

James Hardie 2017 Annual Report on Form 20-F	95

Borrowings

Revolving Credit Facility

As of 31 March 2017, we had available to us US$500.0 million of unsecured revolving credit facility (the “Revolving Credit Facility”) which can be drawn in US dollars with variable interest rates based on London Interbank Offered Rate (“LIBOR”) plus margin which can be repaid and redrawn up to the maturity in December 2020. The principal drawn on this facility at 31 March 2017 was US$175.0 million. This facility was put in place on 10 December 2015 and replaced a number of bilateral facilities with differing maturity dates ranging from March 2016 to May 2019.

The weighted average interest rate on our total outstanding Revolving Credit Facility at 31 March 2017 was 2.5%. At 31 March 2016, US$190.0 million was drawn under the Revolving Credit Facility and the weighted average interest rate on our total outstanding Revolving Credit Facility was 2.0% at 31 March 2016.

The nature of our operating and capital allocation cycle is such that we typically expect to draw on our facilities in the second and fourth quarters of the fiscal year, with repayments made in the first and third quarters of the fiscal year. When we forecast our capital and operating needs through fiscal year 2020, we see this cycle continuing.

The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict James Hardie International Group Limited (“JHIGL”) and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Revolving Credit Facility contains financial covenants that the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”) related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2017, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.

Senior Unsecured Notes

In February 2015, James Hardie International Finance Designated Activity Company (formerly James Hardie International Finance Limited) (“JHIF”), a wholly owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, at a rate of 5.875%.

James Hardie 2017 Annual Report on Form 20-F	96

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of US$2.6 million. Debt issuance costs in connection with the offering are recorded as an offset to Long-Term Debt on our consolidated balance sheet. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount has an unamortized balance of US$1.9 million and US$2.2 million at 31 March 2017 and 2016, respectively. The debt issuance costs have an unamortized balance of US$6.0 million and US$7.1 million at 31 March 2017 and 2016, respectively.

In July 2016, JHIF completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of 5.875% senior notes issued in February 2015 and form a single series with the outstanding notes. The re-offered senior notes have the same term (other than issue date and issue price) as those of the outstanding notes and were sold at an offer price of 103.0% of par value, plus accrued and unpaid interest from 15 February 2016 (as if the senior notes had been issued on such date). Following the completion of this re-offering, the aggregate principal amount of senior noted due 2023 is US$400.0 million.

The re-offering was sold at an offering price of 103.0% of par value, a premium of US$2.3 million. Debt issuance costs in connection with the re-offering are recorded as an offset to Long-Term Debt on our consolidated balance sheet. Both the premium and the debt issuance costs are being amortized as interest expense using the effective interest method over 6.6 years, the term of the US$75.0 million re-offering. The premium has an unamortized balance of US$2.0 million at 31 March 2017. The debt issuance costs have an unamortized balance of US$1.5 million at 31 March 2017.

The senior notes are guaranteed by JHIGL, James Hardie Technology Limited and James Hardie Building Products Inc. (“JHBP”), each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the senior notes contains covenants that limit, among other things, the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2017, the Company was in compliance with all of its requirements under the indenture related to the senior notes.

Global Exchange Market Listing

On 19 March 2015, the senior notes were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Irish Stock Exchange.

On 11 August 2016, the US$75.0 million re-offered senior notes were admitted to listing on the GEM. The notes were consolidated and form a single series with the US$325.0 million 5.875% senior notes due 2023 issued on 10 February 2015.

Interest paid on the JHIF senior notes quoted on the GEM is not subject to Irish withholding tax.

James Hardie 2017 Annual Report on Form 20-F	97

Capital Expenditures

Our total capital expenditures for fiscal years 2017, 2016 and 2015 were US$101.9 million, US$73.2 million and US$276.2 million, respectively.

Refer to “Section 1 – Property, Plants and Equipment – Capital Expenditures” for further discussion and a listing of our significant capital expenditures in fiscal years 2017 and 2016. At 31 March 2017, we did not have any material capital expenditures for which we are contractually committed to.

Capital Management and Dividends

The following table summarizes the dividends declared or paid with respect to fiscal years 2017, 2016 and 2015:

	US Cents /Security	Total US$ (millions)	Announcement Date	Record Date	Payment Date
FY 2017 second half dividend	0.28	123.4	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	07 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	07 August 2015
FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	08 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	08 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

During fiscal year 2017 the Company announced a new share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017. Under this program, the Company repurchased and cancelled 6,090,133 shares of its common stock during the second quarter of fiscal year 2017. The aggregate cost of the shares repurchased and cancelled was A$131.4 million (US$99.8 million), at an average market price of A$21.58 (US$16.40).

We will continue to review our capital structure and capital allocation objectives and expect the following prioritization to remain:

•	invest in R&D and capacity expansion to support organic growth;
•	provide ordinary dividend payments within the payout ratio of 50-70% of net income excluding asbestos;
•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and
•	consider other shareholder returns when appropriate.

Annual AICF contribution

On 1 July 2016, we made a payment of A$120.7 million (US$91.1 million) to AICF, representing 35% of our free cash flow for fiscal year 2016. For the 1 July 2016 payment, free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2016 operating cash flows of US$260.4 million.

James Hardie 2017 Annual Report on Form 20-F	98

We anticipate that we will make a contribution of approximately US$102.2 million to AICF on 3 July 2017. This amount represents 35% of our free cash flow for fiscal year 2017, as defined by the AFFA.

From the time AICF was established in February 2007 through 18 May 2017, we have contributed approximately A$919.9 million to the fund.

Readers are referred to Notes 2 and 11 of our 31 March 2017 consolidated financial statements for further information on Asbestos.

Outlook and Trend Information

We expect the modest market growth and more prolonged recovery of the US housing market to continue into fiscal year 2018. The single family new construction market and repair and remodel market are expected to grow similar to the year-on-year growth experienced in fiscal year 2017. While housing starts have rebounded from depressed post-crisis levels, they remain well below the 50-year average of approximately 1.5 million starts per year. We believe underlying economic factors and demographics support a return over time towards 1.5 million new housing starts in the United States per year and this is supported by forecasts from institutions such as the Dodge, McGraw Hill and National Association of Home Builders (“NAHB”). A number of factors will contribute to new housing starts demand, including improvement in United States’ GDP, lower unemployment level, improvement in consumer confidence levels, sustainable household debt levels, historically low interest rates, stability in home prices and new household formation.

We are the largest fiber cement producer in North America with nine plants. The scale of our operations and manufacturing capabilities improves our position with distributors who continue to experience increased demand for fiber cement products and seek a partner whom can manufacture and deliver the volume required on a timely basis. The plants are positioned near attractive markets in the United States to help minimize transportation costs for product distribution and raw material sourcing. Input costs including raw materials, labor and freight costs have fluctuated year over year and we are actively engaged in utilizing its platform to mitigate any future increases. We have also experienced increases in SG&A costs to align organization capacity with increases in volumes.

Net sales from the Australian business are expected to trend in line with the average growth of the domestic repair and remodel and single family detached housing markets in the eastern states of Australia with total detached starts expected to range from 105,243 to 109,921 in calendar 2017. Similarly, growth in the New Zealand business is expected into fiscal year 2018.

Off-Balance Sheet Arrangements

As of 31 March 2017 and 2016, we did not have any material off-balance sheet arrangements.

James Hardie 2017 Annual Report on Form 20-F	99

Contractual Obligations

The following table summarizes our contractual obligations at 31 March 2017:

	Payments Due During Fiscal Year Ending 31 March
US$ Millions	Total	less than 1 year	1 - 3 years	3 - 5 years	more than 5 years
Asbestos Liability[1]	$1,159.7	$102.2	N/A	N/A	N/A
Long-Term Debt Obligations	575.0	-	-	175.0	400.0
Estimated interest payments on Long-Term Debt[2]	176.3	29.9	59.3	58.1	29.0
Long-Term Debt – AICF loan facility[3]	52.4	52.4	-	-	-
Estimated interest payments on Long-Term Debt – AICF loan facility[4]	-	-	-	-	-
Operating Lease Obligations	71.3	16.0	23.6	13.9	17.8
Purchase Obligations[5]	-	-	-	-	-
Total	$2,034.7	$200.5	$82.9	$247.0	$446.8

1	The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMGA. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. We anticipate that we will make a contribution of approximately US$102.2 million to AICF on 3 July 2017. This amount represents 35% of our free cash flow for fiscal year 2017, as defined by the AFFA. The table above does not include a breakdown of payments subsequent to fiscal year ending 31 March 2018 as such amounts are not reasonably estimable. See Note 11 to our consolidated financial statements for further information regarding our future obligations under the AFFA.

2	Interest amounts are estimates based on debt remaining unchanged from the 31 March 2017 balance and interest rates remaining consistent with the rates at 31 March 2017. Interest paid includes interest in relation to our bank debt facilities and bond, as well as the net amount paid relating to interest rate swap agreements. The interest on our bank debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. Also included in estimated interest payments are commitment fees related to the undrawn amounts of our bank debt facilities. The interest on our interest rate swaps and bond is set at a fixed rate. There are several variables that can affect the amount of interest we may pay in future years, including: (i) new bank debt facilities or bond issuance with rates or margins different from historical rates; (ii) expiration of existing bank debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements. We have not included estimated interest payments subsequent to fiscal year ending 31 March 2022 as such amounts are not reasonably estimable.

3	JHI plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provided in respect of the AICF loan facility. However, because we consolidate AICF due to our pecuniary and contractual interest in AICF, any drawings, repayments or payments of accrued interest by AICF under the AICF loan facility impact our consolidated financial position, results of operations and cash flows. The balance outstanding under the AICF loan facility at 31 March 2017 was repaid in April 2017. Beyond the amount outstanding at 31 March 2017, the Company is unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future payments are deemed to be nil.

4	We are unable to reasonably estimate the timing and amount of future drawings, if any, on the AICF loan facility. Accordingly, future interest payments are deemed to be nil.

5	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

See Notes 9, 11 and 13 to our consolidated financial statements for further information regarding our long-term debt, long-term debt – asbestos and operating leases, respectively.

James Hardie Industries plc – Consolidated Financial Statements	100

Report of Independent Registered Public Accounting Firm	101

The Board of Directors and Shareholders of

James Hardie Industries plc

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc as of 31 March 2017 and 2016, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended 31 March 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries plc at 31 March 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries plc’s internal control over financial reporting as of 31 March 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 18 May 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California

18 May 2017

James Hardie Industries plc – Consolidated Balance Sheets	102

	(Millions of US dollars)
	31 March 2017	31 March 2016
Assets
Current assets:
Cash and cash equivalents	$78.9	$107.1
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	108.9	17.0
Accounts and other receivables, net of provision for doubtful trade debts of US$0.9 million and US$1.1 million as of 31 March 2017 and 31 March 2016	199.5	173.3
Inventories	202.9	193.0
Prepaid expenses and other current assets	28.3	18.1
Insurance receivable - Asbestos	5.7	16.7
Workers’ compensation - Asbestos	2.9	4.1

Total current assets	632.1	534.3
Property, plant and equipment, net	879.0	867.0
Insurance receivable - Asbestos	58.1	149.0
Workers’ compensation - Asbestos	40.4	46.8
Deferred income taxes	26.9	25.9
Deferred income taxes - Asbestos	356.6	384.9
Other assets	19.6	21.5

Total assets	$2,012.7	$2,029.4

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$173.5	$127.2
Short-term debt - Asbestos	52.4	50.7
Accrued payroll and employee benefits	60.5	63.0
Accrued product warranties	9.4	12.2
Income taxes payable	1.9	4.8
Asbestos liability	116.4	125.9
Workers’ compensation - Asbestos	2.9	4.1
Other liabilities	11.8	11.9

Total current liabilities	428.8	399.8
Long-term debt	564.5	501.8
Deferred income taxes	94.8	82.1
Accrued product warranties	37.2	33.1
Asbestos liability	1,043.3	1,176.3
Workers’ compensation - Asbestos	40.4	46.8
Other liabilities	15.9	14.7

Total liabilities	2,224.9	2,254.6

Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 440,843,275 shares issued and outstanding at 31 March 2017 and 445,579,351 shares issued and outstanding at 31 March 2016	229.1	231.4
Additional paid-in capital	173.8	164.4
Accumulated deficit	(612.9)	(621.8)
Accumulated other comprehensive (loss) income	(2.2)	0.8

Total shareholders’ deficit	(212.2)	(225.2)

Total liabilities and shareholders’ deficit	$2,012.7	$2,029.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Operations and Comprehensive Income	103

	Years Ended 31 March
(Millions of US dollars, except per share data)	2017	2016	2015

Net sales	$1,921.6	$1,728.2	$1,656.9
Cost of goods sold	(1,246.9)	(1,096.0)	(1,078.1)

Gross profit	674.7	632.2	578.8
Selling, general and administrative expenses	(291.6)	(254.2)	(245.5)
Research and development expenses	(30.3)	(29.5)	(31.7)
Asbestos adjustments	40.4	5.5	33.4

Operating income	393.2	354.0	335.0
Interest expense, net of capitalized interest	(28.5)	(26.6)	(9.8)
Interest income	1.0	1.0	2.3
Other income (expense)	1.3	2.1	(4.9)

Income before income taxes	367.0	330.5	322.6
Income tax expense	(90.5)	(86.1)	(31.3)

Net income	$276.5	$244.4	$291.3

Income per share:
Basic	$0.62	$0.55	$0.65
Diluted	$0.62	$0.55	$0.65
Weighted average common shares outstanding (Millions):
Basic	442.7	445.3	445.0
Diluted	443.9	447.2	446.4
Comprehensive income, net of tax:
Net income	$276.5	$244.4	$291.3
Pension and post-retirement benefit adjustments	-	0.3	-
Cash flow hedges	-	-	(0.6)
Currency translation adjustments	(3.0)	0.9	(32.9)

Comprehensive income	$273.5	$245.6	$257.8

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statements of Cash Flows	104

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

Cash Flows From Operating Activities
Net income	$276.5	$244.4	$291.3
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	83.2	79.8	70.9
Deferred income taxes	26.0	(0.1)	(37.4)
Stock-based compensation	9.3	10.3	9.2
Asbestos adjustments	(40.4)	(5.5)	(33.4)
Excess tax benefits from share-based awards	(3.0)	(0.4)	(1.4)
Loss on disposal of property, plant and equipment, net	15.0	14.8	-
Changes in operating assets and liabilities:
Restricted cash and cash equivalents - Asbestos	0.9	100.3	107.8
Restricted short-term investments - Asbestos	-	-	0.2
Payment to AICF	(91.1)	(62.8)	(113.0)
Accounts and other receivables	(28.4)	(39.9)	(5.1)
Inventories	(9.7)	16.2	(38.5)
Prepaid expenses and other assets	(2.1)	(3.9)	9.2
Insurance receivable - Asbestos	93.3	17.2	29.1
Accounts payable and accrued liabilities	39.6	(16.9)	15.7
Asbestos liability	(92.0)	(114.9)	(136.7)
Other accrued liabilities	15.0	21.8	11.6

Net cash provided by operating activities	$292.1	$260.4	$179.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(101.9)	$(73.2)	$(276.2)
Proceeds from sale of property, plant and equipment	-	10.4	-
Capitalized interest	(2.0)	(3.2)	(1.7)
Acquisition of assets	(5.1)	(0.6)	-

Net cash used in investing activities	$(109.0)	$(66.6)	$(277.9)

Cash Flows From Financing Activities
Proceeds from credit facilities	$395.0	$528.0	$717.0
Repayments of credit facilities	(410.0)	(413.0)	(642.0)
Proceeds from senior unsecured notes	77.3	-	322.4
Debt issuance costs	(1.7)	(3.1)	(8.3)
Proceeds from issuance of shares	0.3	2.1	4.1
Excess tax benefits from share-based awards	3.0	0.4	1.4
Common stock repurchased and retired	(99.8)	(22.3)	(9.1)
Dividends paid	(176.8)	(246.5)	(390.1)

Net cash used in financing activities	$(212.7)	$(154.4)	$(4.6)

Effects of exchange rate changes on cash	$1.4	$0.7	$2.5

Net (decrease) increase in cash and cash equivalents	(28.2)	40.1	(100.5)
Cash and cash equivalents at beginning of period	107.1	67.0	167.5

Cash and cash equivalents at end of period	$78.9	$107.1	$67.0

Components of Cash and Cash Equivalents
Cash at bank	$75.0	$94.5	$60.0
Short-term deposits	3.9	12.6	7.0

Cash and cash equivalents at end of period	$78.9	$107.1	$67.0

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$26.2	$20.5	$4.6
Cash paid during the year for income taxes, net	$51.5	$57.8	$35.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Consolidated Statement of Changes in Shareholders’ Deficit	105

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Total
Balances as of 31 March 2014	$230.6	$139.7	$(602.4)	$-	$33.1	$(199.0)

Net income	-	-	291.3	-	-	291.3
Other comprehensive loss	-	-	-	-	(33.5)	(33.5)
Stock-based compensation	0.6	8.6	-	-	-	9.2
Tax benefit from stock options exercised	-	1.4	-	-	-	1.4
Equity awards exercised	0.4	3.7	-	-	-	4.1
Dividends declared	-	-	(267.0)	-	-	(267.0)
Treasury stock purchased	-	-	-	(9.1)	-	(9.1)
Treasury stock retired	(0.4)	(0.2)	(8.5)	9.1	-	-

Balances as of 31 March 2015	$231.2	$153.2	$(586.6)	$-	$(0.4)	$(202.6)

Net income	-	-	244.4	-	-	244.4
Other comprehensive income	-	-	-	-	1.2	1.2
Stock-based compensation	0.8	9.5	-	-	-	10.3
Tax benefit from stock options exercised	-	0.4	-	-	-	0.4
Equity awards exercised	0.2	1.9	-	-	-	2.1
Dividends declared	-	-	(258.7)	-	-	(258.7)
Treasury stock purchased	-	-	-	(22.3)	-	(22.3)
Treasury stock retired	(0.8)	(0.6)	(20.9)	22.3	-	-

Balances as of 31 March 2016	$231.4	$164.4	$(621.8)	$-	$0.8	$(225.2)

Net income	-	-	276.5	-	-	276.5
Other comprehensive loss	-	-	-	-	(3.0)	(3.0)
Stock-based compensation	0.9	8.4	-	-	-	9.3
Tax benefit from stock options exercised	-	3.0	-	-	-	3.0
Equity awards exercised	-	0.3	-	-	-	0.3
Dividends declared	-	-	(173.3)	-	-	(173.3)
Treasury stock purchased	-	-	-	(99.8)	-	(99.8)
Treasury stock retired	(3.2)	(2.3)	(94.3)	99.8	-	-

Balances as of 31 March 2017	$229.1	$173.8	$(612.9)	$-	$(2.2)	$(212.2)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements	106

1.  Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc (“JHI plc”) manufactures and sells fiber cement building products for interior and exterior building construction applications, primarily in the United States, Canada, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency.

Reporting Segments

During the first quarter of fiscal year 2017, the Company changed its reportable operating segments in conjunction with how information is evaluated by the Chief Operating Decision Maker (“CODM”) for the purpose of assessing segment performance and allocation of resources. The Company has revised its historical segment information at 31 March 2016 and for the years ended 31 March 2016 and 2015 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. See Note 17 for further details on segment reporting.

2.  Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of JHI plc, its wholly-owned subsidiaries and VIE. All intercompany balances and transactions have been eliminated in consolidation.

A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on (i) what party has the power to direct the most significant activities of the VIE that impact its economic performance, and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.

In February 2007, the Company’s shareholders approved the Amended and Restated Final Funding Agreement (the “AFFA”), an agreement pursuant to which the Company provides long-term funding to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	107

provides compensation for the Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”), which, under the terms of the AFFA, has an obligation to make payments to AICF on an annual basis subject to the provisions of the AFFA. JHI plc guarantees the Performing Subsidiary’s obligation. Additionally, the Company appoints three AICF directors and the New South Wales (“NSW”) Government appoints two AICF directors.

Although the Company has no ownership interest in AICF, for financial reporting purposes, the Company consolidates AICF which is a VIE as defined under US GAAP due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in AICF’s assets and liabilities being recorded on its consolidated balance sheets and AICF’s income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.

For the fiscal years ended 31 March 2017 and 2016, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation/Remeasurement

All assets and liabilities are translated or remeasured into US dollars at current exchange rates while revenues and expenses are translated or remeasured at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ deficit. Gains and losses arising from foreign currency transactions are recognized in income currently.

The Company has recorded on its balance sheet certain Australian assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in Australian dollars and subject to translation (Australian entities) or remeasurement (AICF entity) into US dollars at each reporting date. Unless otherwise noted, the Company converts Australian dollar denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	108

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are adjusted to net realizable value, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	10 to 40
Buildings Improvements	3 to 25
Leasehold Improvements	5 to 40
Machinery and Equipment	1 to 30

Depreciation and Amortization

The Company records depreciation and amortization under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant building, machinery and equipment is recorded in cost of goods sold.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	109

When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

See Note 7 for additional information.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary.

Debt

The Company’s debt consists of senior unsecured notes and a revolving credit facility. The senior unsecured notes are recorded at cost net of the original issue discount. The related original issue discount and the borrowing costs are amortized over the term of the borrowing using the effective interest method. The revolving credit facility is recorded at cost. The related borrowing costs are amortized over the term of the borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date. Readers are referred to the discussion later in this footnote under Fair Value Measurements and Note 12 for the Company’s fair value considerations.

In addition, the Company consolidates AICF which has a loan facility. Readers are referred to the discussion later in this footnote under Asbestos-related Accounting Policies.

Revenue Recognition

The Company recognizes revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	110

experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

A portion of the Company’s revenue is made through distributors under a Vendor Managed Inventory agreement whereby revenue is recognized upon the transfer of title and risk of loss to the distributors.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized in Income tax expense on the consolidated statements of operations and comprehensive income.

Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Changes in the fair value that are not designated as hedges are recorded in earnings within Other income (expense) at each measurement date. The Company does not use derivatives for trading purposes. Readers are referred to Note 12 for discussion on financial instruments.

Fair Value Measurements

Assets and liabilities of the Company that are carried or disclosed, at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	111

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The carrying amounts of Cash and Cash Equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and Revolving Credit Facility approximates their respective fair values due to the short-term nature of these instruments.

Stock-based Compensation

Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees, adjusted for estimated forfeitures, and recognized as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are typically recognized ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units (“RSU’s”) has been satisfied.

For RSU’s subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period. For RSU’s subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For RSU’s subject to a market vesting condition, the fair value is estimated using a Monte Carlo Simulation.

Compensation expense recognized for liability-classified awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and RSU’s, had been issued.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	112

Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2017	2016	2015

Basic common shares outstanding	442.7	445.3	445.0
Dilutive effect of stock awards	1.2	1.9	1.4

Diluted common shares outstanding	443.9	447.2	446.4

(US dollars)	2017	2016	2015
Net income per share - basic	0.62	0.55	0.65
Net income per share - diluted	0.62	0.55	0.65

Potential common shares of 1.8 million, 1.3 million and 1.7 million for the years ended 31 March 2017, 2016 and 2015, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.

RSU’s which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.

Asbestos-related Accounting Policies

Asbestos Liability

The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial Pty Ltd (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2077.

The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that the timing and amounts of such cash flows

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	113

are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued liability balances.

Insurance Receivable

The insurance receivable recorded by the Company has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of recoveries expected from insurance policies and insurance companies with exposure to the asbestos claims, as calculated by KPMGA. The assessment of recoveries is based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated, however, where the timing of recoveries has been agreed with the insurer, the receivables are recorded on a discounted basis. The Company records insurance receivables that are deemed probable of being realized.

Adjustments in the insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers’ Compensation

An estimate of the liability related to workers’ compensation claims is prepared by KPMGA as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

The estimated liability is included as part of the asbestos liability and adjustments to the estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Amounts that are expected to be paid by the workers’ compensation schemes or policies are recorded as workers’ compensation receivable. Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.

Restricted Cash and Cash Equivalents

Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset on the consolidated balance sheets.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	114

Short-Term Debt

AICF has access to a secured loan facility (the “AICF Loan Facility”) made available by the NSW Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of AICF and Former James Hardie Companies (together, the “Obligors”).

Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.

Deferred Income Taxes

The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the AFFA.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Asbestos Adjustments

The Asbestos adjustments reflected in the consolidated statements of operations and comprehensive income reflect the net change in the actuarial estimate of the asbestos liability and insurance receivables and change in the estimate of AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments in the consolidated statements of operations and comprehensive income.

Asbestos Impact on Statement of Cash Flows

Asbestos Adjustments

The Asbestos adjustments, as recorded on the consolidated statements of operations and comprehensive income (as described above) is presented as a reconciling item from net income to cash flows from operating activities in the consolidated statements of cash flows.

Operating assets and liabilities related to Asbestos

Movements in the operating assets and liabilities related to asbestos (asbestos liability, insurance receivable, restricted cash and cash equivalents, restricted short-term investments) recorded on the balance sheets are reflected in the cash flow from operating activities section of the consolidated statements of cash flows as a change in operating assets and liabilities.

Payment to AICF

Payments made to AICF by the Performing Subsidiary under the terms of the AFFA are reflected in the consolidated statements of cash flows as a change in operating assets and liabilities.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	115

AICF Loan Facility

Any drawings, repayments, or payments of accrued interest under the AICF Loan Facility, made by AICF, are offset against movement in restricted cash in the cash flow from operating activities section of the consolidated statements of cash flows.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2017, and interim periods within those years, with early adoption permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. The Company will adopt ASU 2014-09 (and related clarifying guidance issued by the FASB) starting with the fiscal year beginning 1 April 2018. The Company has begun its process for implementing this guidance, including performing a preliminary review of all revenue streams to identify any differences in the timing, measurement or presentation of revenue recognition. The Company will continue to assess the method of adoption and the overall impact the adoption will have on the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, which defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in ASU No. 2014-15 are effective for fiscal years and interim periods within those years, ending after 15 December 2016, with early adoption permitted. The Company adopted ASU No. 2014-15 in the current fiscal year; which had no impact to its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in ASU No. 2015-03 were effective for fiscal years and interim periods within those years, beginning after 15 December 2015, with early adoption permitted. The new guidance shall be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company adopted ASU 2015-03 starting with the fiscal year beginning 1 April 2016. The balances at 31 March 2016 of US$1.6 million and US$9.4 million were reclassified from Prepaid expenses and other current assets and Other assets, respectively, and are now included as an offset to Long-term debt in accordance with ASU No. 2015-03.

In July 2015, the FASB issued ASU No. 2015-11, which requires inventory to be measured at the lower of cost or net realizable value. The amendments in ASU No. 2015-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	116

adoption permitted. The new guidance shall be applied on a prospective basis. The Company adopted ASU No. 2015-11 in the current fiscal year; which had no impact to its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance, however ASU 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which provides guidance to simplify several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 were effective for fiscal years and interim periods within those years, beginning after 15 December 2016, with early adoption permitted. An entity that elects early adoption must adopt all of the amendments in the same period. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. Amendments related to the presentation of employee taxes paid on the statements of cash flows shall be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the consolidated statements of operations and comprehensive income and the practical expedient for estimating term shall be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statements of cash flows using either a prospective transition method or a retrospective transition method. The Company will adopt ASU No. 2016-19 starting with the fiscal year beginning 1 April 2017. Upon adoption, the Company will recognize forfeitures as they occur and will apply the change in classification of cash flows resulting from excess tax benefits or deficiencies on a prospective basis. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, which provides clarification regarding how certain cash receipts and cash payments are presented and classified in the consolidated statements of cash flows. Among the types of cash flows addressed are payments for costs related to debt prepayments or extinguishments, payments representing accreted interest on discounted debt, payments of contingent consideration after a business combination, proceeds from insurance claims and company-owned life insurance, and distributions from equity method investees, among others. The amendments in ASU No. 2016-15 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The Company early adopted ASU No. 2016-15 in the current fiscal year, which had no impact to its consolidated financial statements.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	117

In October 2016, the FASB issued ASU No. 2016-16, which requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs. The amendments in ASU No. 2016-16 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-16 shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in ASU No. 2016-18 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-18 shall be applied on a retrospective basis for each period presented. The Company is currently evaluating the impact of the new guidance on its financial statements.

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business, to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of either assets or of businesses. The amendments in ASU No. 2017-01 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, on a prospective basis. Early application of the amendments in ASU No. 2017-01 is allowable for transactions in which the acquisition date, the date of the deconsolidation of a subsidiary or the date a group of assets is derecognized occurs before the report issuance date. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

3.  Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

4.  Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 March 2017 and 2016, which restricts the cash from use for general corporate purposes.

5.  Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2017	2016

Trade receivables	$194.5	$169.6
Other receivables and advances	5.9	4.8
Provision for doubtful trade debts	(0.9)	(1.1)

Total accounts and other receivables	$199.5	$173.3

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	118

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. A provision for doubtful trade debts is provided for known and estimated bad debts by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

The following are changes in the provision for doubtful trade debts:

	31 March
(Millions of US dollars)	2017	2016	2015

Balance at beginning of period	$1.1	$0.8	$1.0
Adjustment to provision	(0.1)	0.5	(0.1)
Write-offs, net of recoveries	(0.1)	(0.2)	(0.1)

Balance at end of period	$0.9	$1.1	$0.8

6.  Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2017	2016

Finished goods	$146.7	$144.4
Work-in-process	6.5	5.7
Raw materials and supplies	57.5	50.7
Provision for obsolete finished goods and raw materials	(7.8)	(7.8)

Total inventories	$202.9	$193.0

As of 31 March 2017 and 2016, US$29.8 million and US$32.1 million, respectively, of the Company’s finished goods inventory balance was held at third-party locations.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	119

7.  Property, Plant and Equipment

Property, plant and equipment consist of the following components:

			Machinery	Construction
(Millions of US dollars)			and	in
Cost or valuation:	Land	Buildings	Equipment	Progress [1]	Total
At 31 March 2015	$70.2	$239.8	$974.6	$248.9	$1,533.5
Additions [2]	-	27.0	155.5	(103.9)	78.6
Disposals [3]	-	(0.7)	(65.8)	(1.5)	(68.0)
Exchange differences	(0.1)	(0.1)	(1.9)	-	(2.1)

At 31 March 2016	$70.1	$266.0	$1,062.4	$143.5	$1,542.0
Additions [2]	1.3	2.3	27.8	81.8	113.2
Transfers	1.9	23.1	112.3	(137.3)	-
Disposals [3]	-	(1.4)	(55.5)	(0.5)	(57.4)
Other [4]	-	(12.5)	-	6.4	(6.1)
Exchange differences	(0.4)	(0.8)	(2.4)	(0.1)	(3.7)
Adjustment [5]	(3.4)	67.8	31.1	(37.2)	58.3

At 31 March 2017	$69.5	$344.5	$1,175.7	$56.6	$1,646.3

Accumulated depreciation:
At 31 March 2015	$-	$(88.2)	$(565.2)	$-	$(653.4)
Charge for the year	-	(10.7)	(65.6)	-	(76.3)
Disposals [3]	-	0.5	51.1	-	51.6
Exchange differences	-	0.2	2.9	-	3.1

At 31 March 2016	$-	$(98.2)	$(576.8)	$-	$(675.0)
Charge for the year	-	(10.2)	(70.1)	-	(80.3)
Disposals [3]	-	1.3	41.1	-	42.4
Other [4]	-	1.6	-	-	1.6
Exchange differences	-	0.3	2.0	-	2.3
Adjustment [5]	-	(22.8)	(35.5)	-	(58.3)

At 31 March 2017	$-	$(128.0)	$(639.3)	$-	$(767.3)

Net book amount:
At 31 March 2016	$70.1	$167.8	$485.6	$143.5	$867.0
At 31 March 2017	$69.5	$216.5	$536.4	$56.6	$879.0

1	Construction in progress is presented net of assets transferred into service.

2	Additions include US$2.0 million and US$3.2 million of capitalized interest for the years ended 31 March 2017 and 2016, respectively.

3	The US$15.0 million net book value of disposals in fiscal year 2017 includes US$13.1 million of usage of replacement parts and US$0.5 million of impairment charges on individual assets. The remaining net book value of disposals of US$1.4 million is related to the disposal of assets no longer in use, and do not represent a sale of assets.

4	Other includes the transfer of the Fontana building to Prepaid and other current assets on the consolidated balance sheet. The Fontana building met the held for sale criteria as of 31 March 2017 and has a net book value of US$4.5 million.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	120

5	The adjustments correct immaterial errors identified by management during the current year in classification in prior periods whereby certain amounts were misclassified by asset category and certain fully depreciated items were excluded from the balances. The correction had no impact on the consolidated balance sheets, statements of operations and comprehensive income, and cash flows for any of the periods presented.

Depreciation expense for the years ended 31 March 2017, 2016 and 2015 was US$80.3 million, US$76.3 million and US$70.2 million, respectively.

Impairment of Long-Lived Assets

The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand.

During the years ended 31 March 2017, 2016 and 2015, the Company recorded US$0.5 million, US$3.5 million and US$3.7 million of impairment charges related to individual assets which is included in Cost of goods sold on the consolidated statements of operations and comprehensive income.

8.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2017	2016

Trade creditors	$108.4	$77.2
Accrued Interest	4.8	6.3
Other creditors and accruals	60.3	43.7

Total accounts payable and accrued liabilities	$173.5	$127.2

9.  Long-Term Debt

At 31 March 2017, the Company had two forms of debt; a revolving credit facility and senior unsecured notes. The effective weighted average interest rate on the Company’s total debt was 4.8% and 4.5% at 31 March 2017 and 31 March 2016, respectively. The weighted average term of all debt, including undrawn facilities, was 4.7 years and 5.6 years at 31 March 2017 and 2016, respectively.

Revolving Credit Facility

In December 2015, JHIF and JHBP, each a wholly-owned subsidiary of JHI plc, entered into a new US$500.0 million revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility expires in December 2020 and the size of the facility may be increased by up to US$250.0 million.

Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company’s consolidated balance sheet and are being amortized as

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	121

interest expense using the effective interest method over the stated term of 5 years. At 31 March 2017 and 2016, the Company’s total debt issuance costs have an unamortized balance of US$3.1 million and US$3.9 million, respectively.

The amount drawn under the Revolving Credit Facility was US$175.0 million and US$190.0 million at 31 March 2017 and 2016, respectively.

The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was 2.5% and 2.0% at 31 March 2017 and 2016, respectively.

Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. We also pay a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to the company’s consolidated net leverage ratio.

In the event that JHIF’s or JHIGL’s, as applicable, long-term senior unsecured non-credit enhanced rating from each of Standard & Poor’s Financial Group, a division of The McGraw Hill Companies (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) is at least BBB- from S&P, and at least Baa3 from Moody’s, at JHIF’s election, for new borrowings under the Revolving Credit Facility, an alternate applicable rate may be applied with respect to the commitment fee of 0.25% per annum and an alternative margin may be applied with respect to: (a) LIBOR Loans, 1.50%; and (b) base rate loans, 0.50%.

The Revolving Credit Facility is guaranteed by each of JHIGL and James Hardie Technology Limited, each of which are wholly-owned subsidiaries of JHI plc.

The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2017, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	122

Senior Unsecured Notes

In February 2015, JHIF, a wholly-owned subsidiary of JHI plc, completed the sale of US$325.0 million aggregate principal amount of senior unsecured notes due 15 February 2023. Interest is payable semi-annually in arrears on 15 February and 15 August of each year, at a rate of 5.875%.

The senior notes were sold at an offering price of 99.213% of par value, an original issue discount of US$2.6 million. Debt issuance costs in connection with the offering are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet. Both the discount and the debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. The discount has an unamortized balance of US$1.9 million and US$2.2 million at 31 March 2017 and 2016, respectively. The debt issuance costs have an unamortized balance of US$6.0 million and US$7.1 million at 31 March 2017 and 2016, respectively.

In July 2016, JHIF completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of its 5.875% senior notes due 2023. The senior notes issued and sold pursuant to the re-offering constitute a further issuance of, and are consolidated with, the US$325.0 million aggregate principal amount of 5.875% senior notes issued in February 2015 and form a single series with the outstanding notes. The re-offered senior notes have the same terms (other than issue date and issue price) as those of the outstanding notes and were sold at an offering price of 103.0% of par value, plus accrued and unpaid interest from 15 February 2016 (as if the senior notes had been issued on such date). Following the completion of this re-offering, the aggregate principal amount of senior notes due in 2023 is US$400.0 million.

The re-offering was sold at an offering price of 103.0% of par value, a premium of US$2.3 million. Debt issuance costs in connection with the re-offering are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet. Both the premium and the debt issuance costs are being amortized as interest expense using the effective interest method over 6.6 years, the term of the US$75.0 million re-offering. The premium has an unamortized balance of US$2.0 million at 31 March 2017. The debt issuance costs have an unamortized balance of US$1.5 million at 31 March 2017.

The senior notes are guaranteed by JHIGL, James Hardie Technology Limited and JHBP, each of which are wholly-owned subsidiaries of JHI plc.

The senior notes and guarantees are senior unsecured obligations of JHIF and guarantors and rank equal in right of payment with all of JHIF’s and the guarantors’ existing and future senior debt; rank senior in right of payment to all of JHIF’s and the guarantors’ existing and future subordinated debt; are structurally subordinated to all liabilities of the Company’s existing and future subsidiaries that do not guarantee the senior notes; and are effectively subordinated in right of payment to all of JHIF’s and the guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	123

Before 15 February 2018, JHIF may redeem up to 35% of the aggregate principal amount of the senior notes with the net cash proceeds of certain equity offerings at a redemption price of 105.875% of the principal amount plus accrued and unpaid interest, if any, up to but excluding, the redemption date. JHIF may also redeem some or all of the senior notes before 15 February 2018 at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, plus a make whole premium equal to the greater of: (i) 1.0% of the principal amount of such note; and (ii) the excess, if any, of (x) the present value of the sum of the principal amount and premium that would be payable on such note on 15 February 2018 and all remaining interest payments to and including 15 February 2018, discounted on a semi-annual basis from 15 February 2018 to the redemption date at a per annum interest rate equal to the applicable treasury rate plus 50 basis points, over (y) the outstanding principal amount of such note.

On or after 15 February 2018, JHIF may redeem all or a part of the senior notes at any time or from time to time at the redemption prices (expressed as percentages of the principal amount) set forth in the following table plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the 12-month period beginning 15 February, of the years indicated:

Year	Percentage
2018	104.406%
2019	102.938%
2020	101.469%
2021 and thereafter	100.000%

In addition, if a change of control triggering event occurs with respect to the senior notes, as defined in the indenture, JHIF may be required to offer to repurchase the notes at a price equal to 101% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to, but not including, the date of the purchase.

The indenture governing the senior notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2017, the Company was in compliance with all of its requirements under the indenture related to the senior unsecured notes.

The Company’s senior unsecured notes have an estimated fair value of US$414.0 million and US$329.1 million at 31 March 2017 and 2016, respectively, based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

Global Exchange Market Listing

On 19 March 2015, the senior notes were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Irish Stock Exchange. On 11 August 2016, the US$75.0 million re-offered senior notes were admitted to listing on the GEM. The notes were consolidated and form a single series with the US$325.0 million 5.875% senior notes due 2023 issued on 10 February 2015. Interest paid on the senior notes quoted on the GEM is not subject to Irish withholding tax.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	124

10.  Product Warranties

The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.

The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2017	2016	2015
Balance at beginning of period	$45.3	$35.2	$31.4
Accruals for product warranties	17.0	28.0	16.0
Settlements made in cash or in kind	(15.7)	(17.9)	(12.2)

Balance at end of period	$46.6	$45.3	$35.2

11.  Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2.

Asbestos Adjustments

The Asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
Change in estimates:
Change in actuarial estimate - asbestos liability	$44.7	$2.4	$(129.0)
Change in actuarial estimate - insurance receivable	(8.2)	4.5	16.6
Change in estimate - AICF claims-handling costs	2.1	1.2	1.1

Subtotal - Change in estimates	38.6	8.1	(111.3)
Gain (loss) on foreign currency exchange	1.8	(2.6)	144.7

Total Asbestos Adjustments	$40.4	$5.5	$33.4

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2017. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	125

The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2017:

	Year Ended 31 March 2017
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,330.1	1,740.1
Central Estimate – Undiscounted but Inflated	1,681.5	2,199.7
Central Estimate – Undiscounted and Uninflated	1,059.2	1,385.7

The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2017.

In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2077, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual liability could differ materially from that which is currently recorded.

The potential range of costs as estimated by KPMGA is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.

A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is specifically in regards to the discounted but inflated central estimate and the undiscounted but inflated central estimate. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.3 billion (US$1.0 billion) to A$3.2 billion (US$2.5 billion). The undiscounted (but inflated) estimates could be in a range of A$1.6 billion (US$1.2 billion) to A$4.5 billion (US$3.4 billion) as of 31 March 2017. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

During fiscal year 2017, mesothelioma claims reporting activity was below actuarial expectations for the second consecutive year. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which is currently assumed to have occurred in the period 2014/2015 to 2016/2017. As the actual experience in fiscal year 2017 was favorable to

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	126

expectations, no change to the assumed number of future mesothelioma claims is warranted at this time. However, potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, if the peak claims reporting period was shifted two years from the currently assumed 2016/2017 (i.e. assuming that claim reporting begins to reduce after 2018/2019), together with increased claims reporting from 2026/2027 onwards, relative to current actuarial projections, the central estimate could increase by approximately 34% on a discounted basis.

At 31 March 2017, KPMGA has formed the view that, although there has been favorable claims reporting in fiscal year 2017, no change to the assumed number of future mesothelioma claims is warranted at this time. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.

Claims Data

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

		For the Years Ended 31 March
	2017	2016	2015	2014	2013
Number of open claims at beginning of period	426	494	466	462	592
Number of new claims	557	577	665	608	542
Number of closed claims	631	645	637	604	672
Number of open claims at end of period	352	426	494	466	462
Average settlement amount per settled claim	A$ 223,535	A$ 248,138	A$ 254,209	A$ 253,185	A$ 231,313
Average settlement amount per case closed	A$ 167,563	A$ 218,900	A$ 217,495	A$ 212,944	A$ 200,561

Average settlement amount per settled claim	US$ 168,300	US$ 182,763	US$ 222,619	US$ 236,268	US$ 238,615
Average settlement amount per case closed	US$ 126,158	US$ 161,229	US$ 190,468	US$ 198,716	US$ 206,892

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMGA. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by the AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	127

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2017	2016
Asbestos liability – current	$(116.4)	$(125.9)
Asbestos liability – non-current	(1,043.3)	(1,176.3)

Asbestos liability – Total	(1,159.7)	(1,302.2)

Insurance receivable – current	5.7	16.7
Insurance receivable – non-current	58.1	149.0

Insurance receivable – Total	63.8	165.7

Workers’ compensation asset – current	2.9	4.1
Workers’ compensation asset – non-current	40.4	46.8
Workers’ compensation liability – current	(2.9)	(4.1)
Workers’ compensation liability – non-current	(40.4)	(46.8)

Workers’ compensation – Total	-	-

Loan facility	(52.4)	(50.7)
Other net liabilities	(1.6)	(1.0)
Restricted cash and cash equivalents of the AICF	108.9	17.0

Net Unfunded AFFA liability	$(1,041.0)	$(1,171.2)

Deferred income taxes – non-current	356.6	384.9

Income tax payable	16.8	19.6

Net Unfunded AFFA liability, net of tax	$(667.6)	$(766.7)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	128

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the year ended 31 March 2017:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Deferred Tax Assets	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities[1]	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2016	$(1,302.2)	$165.7	$384.9	$(50.7)	$17.0	$18.6	$(766.7)
Asbestos claims paid	90.7	-	-	-	(90.7)	-	-
Payment received in accordance with AFFA[2]	-	-	-	-	91.1	-	91.1
AICF claims-handling costs incurred (paid)	1.2	-	-	-	(1.2)	-	-
AICF operating costs paid - non claims-handling	-	-	-	-	(1.5)	-	(1.5)
Change in actuarial estimate	44.7	(8.2)	-	-	-	-	36.5
Change in claims handling cost estimate	2.1	-	-	-	-	-	2.1
Impact on deferred income tax due to change in actuarial estimate	-	-	(11.5)	-	-	-	(11.5)
Insurance recoveries	-	(93.3)	-	-	93.3	-	-
Movement in income tax payable	-	-	(16.6)	-	-	(2.5)	(19.1)
Funds received from NSW under loan agreement	-	-	-	(77.0)	77.0	-	-
Funds repaid to NSW under loan agreement	-	-	-	74.3	(74.3)	-	-
Other movements	-	-	0.8	-	(0.6)	(1.4)	(1.2)
Effect of foreign exchange[3]	3.8	(0.4)	(1.0)	1.0	(1.2)	0.5	2.7

Closing Balance - 31 March 2017	$(1,159.7)	$63.8	$356.6	$(52.4)	$108.9	$15.2	$(667.6)

1	Other assets and liabilities include an offset to income tax payable of US$16.8 million and US$19.6 million at 31 March 2017 and 2016, respectively. The remaining balance includes the other assets and liabilities of AICF, with a net liability of US$1.6 million and US$1.0 million at 31 March 2017 and 2016, respectively.

2	The payment received in accordance with AFFA of US$91.1 million reflects the US dollar equivalent of the A$120.7 million payment, translated at the exchange rate set five days before the day of payment.

3	For the year ended 31 March 2017, the Asbestos adjustments of US$40.4 million on the Company’s consolidated statements of operations and comprehensive income include the effect of foreign exchange above of US$2.7 million, which is partially offset by the loss on the foreign currency forward contract associated with the AICF payment of US$0.9 million.

AICF Funding

We anticipate that we will make a contribution of approximately US$102.2 million to AICF on 3 July 2017. This amount represents 35% of our free cash flow for fiscal year 2017, as defined by the AFFA.

On 1 July 2016, the Company made a payment of A$120.7 million (US$91.1 million) to AICF, representing 35% of its free cash flow for fiscal year 2016. For the 1 July 2016 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2016 operating cash flows of US$260.4 million.

On 1 July 2015, the Company made a payment of A$81.1 million (US$62.8 million) to AICF, representing 35% of its free cash flow for fiscal year 2015. For the 1 July 2015 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2015 operating cash flows of US$179.5 million.

On 1 July 2014, the Company made a payment of A$119.9 million (US$113.0 million) to AICF, representing 35% of its free cash flow for fiscal year 2014. For the 1 July 2014 payment, free cash flow, as defined in the AFFA, was equivalent to the Company’s fiscal year 2014 operating cash flows of US$322.8 million.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	129

AICF – NSW Government Secured Loan Facility

AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$244.6 million, based on the exchange rate at 31 March 2017). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.

At 31 March 2017 and 2016, AICF had an outstanding balance under the AICF Loan Facility of US$52.4 million and US$50.7 million, respectively.

To the extent the NSW Government sources funding for the AICF Loan Facility from the Commonwealth of Australia (the “Commonwealth”), the interest rate on the AICF Loan Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

To the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the AICF Loan Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the AICF Loan Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the AICF Loan Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.

Under the AICF Loan Facility, the Former James Hardie Companies each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the AICF Loan Facility. Each Obligor has granted the NSW Government a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the AICF Loan Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the AICF Loan Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the AICF Loan Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the AICF Loan Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

The Obligors are subject to certain operating covenants under the AICF Loan Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	130

terms of the AFFA, and (ii) negative covenants restricting them from voiding, cancelling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the AICF Loan Facility.

Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the AICF Loan Facility, breach of covenants, misrepresentation, cross default by an Obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.

12.  Derivative Instruments

Interest Rate Swaps

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.

For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. At 31 March 2017 and 2016, the Company had interest rate swap contracts with total notional principal of US$100.0 million.

At 31 March 2017, the weighted average fixed interest rate of these contracts is 2.1% and the weighted average remaining life is 2.4 years. These contracts have a fair value of US$1.1 million and US$3.7 million at 31 March 2017 and 2016, respectively, which is included in Accounts payable. For the years ended 31 March 2017, 2016 and 2015, the Company included in Other income (expense) an unrealized gain of US$2.6 million, an unrealized loss of US$0.6 million and an unrealized loss of US$2.6 million, respectively, on interest rate swap contracts. Also included in Other income (expense) for the year ended 31 March 2017 was a realized loss on interest rate swap contracts of US$1.3 million. Included in Interest expense is a realized loss on interest rate swap contracts of US$1.9 million and US$1.3 million for the years ended 31 March 2016 and 2015, respectively.

Foreign Currency Forward Contracts

The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy. At 31 March 2017, the Company did not have any forward currency forward contracts.

For the years ended 31 March 2017 and 2016, the forward contracts not designated as a cash flow hedging arrangement had an unrealized gain of nil and US$0.9 million, respectively.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	131

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2017 and 2016.

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2017		31 March 2016
	31 March 2017	31 March 2016	Assets	Liabilities	Assets	Liabilities
Derivatives not accounted for as hedges
Interest rate swap contracts	$100.0	$100.0	$-	$1.1	$-	$3.7
Foreign currency forward contracts	-	0.4	-	-	-	-

Total	$100.0	$100.4	$-	$1.1	$-	$3.7

13.  Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these consolidated financial statements.

New Zealand Weathertightness Claims

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

The Company recognizes a liability for both asserted and unasserted New Zealand weathertightness claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	132

compensation under a government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which statutory limitation periods will apply to any received claims.

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims. However, in 2015 the Company’s New Zealand subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, each of which allege that the subsidiaries’ products were inherently defective.

The Company has established a provision for asserted and unasserted New Zealand weathertightness claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and other receivables. At 31 March 2017 and 2016, the amount of the provision for New Zealand weathertightness claims, net of estimated third-party recoveries, was US$1.1 million and US$1.8 million, respectively.

The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of the resolution of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2017.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	133

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2017:

Years ending 31 March (Millions of US dollars):
2018	16.0
2019	13.0
2020	10.6
2021	7.2
2022	6.7
Thereafter	17.8

Total	$71.3

Rental expense amounted to US$18.4 million, US$16.9 million and US$16.7 million for the years ended 31 March 2017, 2016 and 2015, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognized as liabilities and generally payable within one year, were nil at 31 March 2017.

14.  Income Taxes

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
Income before income taxes:
Domestic	$172.2	$150.1	$145.5
Foreign	194.8	180.4	177.1

Income before income taxes:	$367.0	$330.5	$322.6

Income tax expense:
Current:
Domestic	$(15.2)	$(12.6)	$(11.9)
Foreign	(36.0)	(59.2)	(39.3)

Current income tax expense	(51.2)	(71.8)	(51.2)

Deferred:
Domestic	(4.0)	(5.6)	(3.7)
Foreign	(35.3)	(8.7)	23.6

Deferred income tax (expense) benefit	(39.3)	(14.3)	19.9

Total income tax expense	$(90.5)	$(86.1)	$(31.3)

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	134

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
Income tax expense computed at the statutory tax rates	$(84.4)	$(79.1)	$(75.0)
US state income taxes, net of the federal benefit	(3.0)	(3.6)	(2.4)
Asbestos - effect of foreign exchange	0.8	(0.8)	48.3
Expenses not deductible	(2.5)	(2.0)	(3.4)
Non-assessable items	0.4	1.9	0.5
US manufacturing deduction	2.2	4.1	2.6
Foreign taxes on domestic income	(2.1)	(5.7)	(0.7)
Amortization of intangibles	2.8	2.9	2.8
Taxes on foreign income	(5.4)	(7.4)	(4.5)
Other items	0.7	3.6	0.5

Total income tax expense	$(90.5)	$(86.1)	$(31.3)

Effective tax rate	24.7%	26.1%	9.7%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2017	2016
Deferred tax assets:
Asbestos liability	$356.6	$384.9
Other provisions and accruals	52.8	49.0
Net operating loss carryforwards	24.2	24.2
Foreign tax credit carryforwards	107.5	112.4

Total deferred tax assets	541.1	570.5
Valuation allowance	(110.4)	(115.0)

Total deferred tax assets net of valuation allowance	430.7	455.5

Deferred tax liabilities:
Depreciable and amortizable assets	(130.0)	(117.4)
Other	(12.0)	(9.4)

Total deferred tax liabilities	(142.0)	(126.8)

Total deferred taxes, net	$288.7	$328.7

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	135

Deferred income taxes include European and Australian net operating loss carry-forwards. At 31 March 2017, the Company had European tax loss carry-forwards of approximately US$6.4 million and Australian tax loss carry-forwards of approximately US$17.8 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 31 March 2017, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not. During the year ended 31 March 2016, the Company reversed a valuation allowance of US$4.2 million for a portion of its European tax loss carry-forwards for which realization is now more likely than not. At 31 March 2017, the Company had European tax loss carry-forwards of approximately US$6.4 million that are available to offset future taxable income, of which US$3.5 million will never expire. Carry-forwards of US$2.9 million will expire in fiscal years 2018 through 2026.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2017, the Company recognized a tax deduction of US$55.3 million (A$73.4 million) for the current year relating to total contributions to AICF of US$312.3 million (A$366.9 million) incurred in tax years 2013 through 2017.

At 31 March 2017, the Company had foreign tax credit carry-forwards of US$107.5 million that are available to offset future taxes payable. At 31 March 2017, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2017. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.

Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	136

At 31 March 2017, the Company had income taxes currently payable of US$1.9 million, after taking into account total income tax and withholding tax paid, net of refunds received, during the year ended 31 March 2017 of US$51.5 million. Income taxes were paid in Canada, Ireland, New Zealand, the Philippines and the United States. Withholding taxes were paid or refunded in Australia, Canada, New Zealand and the Philippines.

At 31 March 2017, the Company intends to indefinitely reinvest the undistributed earnings of approximately US$201.9 million of a certain subsidiary owned by its US subsidiary, and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to these undistributed earnings is impracticable to determine at this time.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2014 and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2013.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	137

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2014	$0.5	$-

Additions for tax positions of the current year	4.2	0.1
Additions for tax positions of prior year	0.2	0.2

Balance at 31 March 2015	$4.9	$0.3

Additions for tax positions of the current year	0.2	-
Reductions in tax positions of prior year	(4.1)	(0.3)
Settlements paid during the current period	(0.3)	-

Balance at 31 March 2016	$0.7	$-

Additions for tax positions of the current year	0.1	-
Reductions in tax positions of prior year	(0.1)	-

Balance at 31 March 2017	$0.7	$-

At 31 March 2017, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company related to unrecognized tax benefits that, if recognized, would affect the tax expense is US$0.7 million and nil, respectively.

The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the years ended 31 March 2017, 2016 and 2015, income of nil, income of US$0.3 million and expense of US$0.3 million, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits.

The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	138

15.  Stock-Based Compensation

Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

Liability Awards Expense	$5.4	$4.8	$3.3
Equity Awards Expense	9.3	10.3	9.2

Total stock-based compensation expense	$14.7	$15.1	$12.5

As of 31 March 2017, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$15.0 million after estimated forfeitures and will be recognized over an estimated weighted average amortization period of 1.6 years.

2001 Equity Incentive Plan

Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Plan was first approved by the Company’s shareholders in 2001 and was reapproved to continue until September 2021 at the 2011 annual general meeting. The Company is authorized to issue 45,077,100 shares under the 2001 Plan.

Under the 2001 Plan, grants have been made at fair market value to management and other employees of the Company. Each grant confers the right to subscribe for one ordinary share in the capital of JHI plc. The grants may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised grants expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Plan, the Company granted 315,636 and 327,354 restricted stock units to its employees in the years ended 31 March 2017 and 2016, respectively. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock units, which include requirements of continued employment. At 31 March 2017, there were 619,581 restricted stock units outstanding under this plan.

Long-Term Incentive Plan 2006

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders with certain amendments at each of the 2008, 2012 and 2015 Annual General Meetings.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	139

As of 31 March 2017, the Company had granted 11,027,496 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units either vest or expire as set out in the grant documents or LTIP rules. At 31 March 2017, there were 2,720,664 restricted stock units outstanding under the LTIP.

The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Plan at 31 March 2017, 2016 and 2015:

Shares Available for Grant
Balance at 31 March 2015	24,754,902

Granted	(1,410,560)
New Shares Authorized	5,000,000
Forfeitures Available for Re-grant	74,466

Balance at 31 March 2016	28,418,808

Granted	(1,179,994)

Balance at 31 March 2017	27,238,814

Stock Options

There were no stock options granted during the years ended 31 March 2017 and 2016. The following table summarizes the Company’s stock options activity during the noted period:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2015	511,780	8.17

Exercised	(333,287)	8.54
Forfeited	(74,466)	7.85

Balance at 31 March 2016	104,027	7.22

Exercised	(55,131)	7.97

Balance at 31 March 2017	48,896	6.38

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	140

The total intrinsic value of stock options exercised was A$0.8 million and A$2.9 million for the years ended 31 March 2017 and 2016, respectively.

Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$3.0 million, US$0.4 million and US$1.4 million for the years ended 31 March 2017, 2016 and 2015, respectively.

The following table summarizes outstanding and exercisable options under both the 2001 Plan and the LTIP as of 31 March 2017:

	Options Outstanding and Exercisable
Exercise Price (A$)	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price (A$)	Aggregate Intrinsic Value (A$)
6.38	48,896	0.7	6.38	693,834

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$20.57 as of 31 March 2017, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock Units

The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.

The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2015	4,008,001	8.44

Granted	1,410,560	14.95
Vested	(1,219,352)	7.28
Forfeited	(149,755)	9.92

Non-vested at 31 March 2016	4,049,454	11.00

Granted	1,179,994	18.54
Vested	(1,314,825)	8.60
Forfeited	(574,378)	9.10

Non-vested at 31 March 2017	3,340,245	14.80

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	141

Restricted Stock Units – service vesting

During fiscal year 2017, 315,636 restricted stock units (service vesting) were granted to employees under the 2001 Plan. During fiscal year 2016, 327,354 restricted stock units (service vesting) were granted to employees under the 2001 Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.

During fiscal year 2017, 304,470 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued. During fiscal year 2016, 228,481 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued.

Restricted Stock Units – performance vesting

The Company granted 407,539 and 503,944 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 16 September 2016 and 16 September 2015, respectively. The vesting of the restricted stock units is deferred for three years and is subject to a return on capital employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. During fiscal year 2017, after exercise of negative discretion by the Board, 281,468 restricted stock units (performance vesting) that were granted on 16 September 2013 as part of the fiscal year 2014 long-term incentive award became fully vested and the underlying common stock was issued. The remaining 152,611 unvested restricted stock units from this grant were cancelled on 16 September 2016.

When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

Restricted Stock Units – market condition

Under the terms of the LTIP, the Company granted 456,819 and 579,262 restricted stock units (market condition) to senior executives and managers of the Company on 16 September 2016 and 16 September 2015, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the relevant notice of meeting.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	142

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the year ended 31 March 2017 and 2016, respectively:

Vesting Condition:	Market	Market
	FY17	FY16
Date of grant	16 Sep 2016	16 Sep 2015
Dividend yield (per annum)	2.3%	3.8%
Expected volatility	31.5%	36.8%
Risk free interest rate	1.1%	1.5%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	20.82	17.76
Number of restricted stock units	456,819	579,262

During fiscal year 2017, 728,887 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued. During fiscal year 2016, 659,725 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.

Scorecard LTI – cash settled units

Under the terms of the LTIP, the Company granted awards equivalent to 458,484 and 566,936 Scorecard LTI units on 16 September 2016 and 16 September 2015, respectively. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

On 16 September 2016, 316,841 of the 518,647 Scorecard LTI units that were previously granted on 16 September 2013 as part of the FY2014 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.

On 14 September 2015, 288,552 of the 506,627 Scorecard LTI units that were previously granted on 14 September 2012 as part of the FY2013 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	143

16.  Capital Management and Dividends

The following table summarizes the dividends declared or paid during the fiscal years 2017, 2016 and 2015:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017

FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016

FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016

FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015

FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015

FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015

FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014

FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

During the fiscal year 2017, the Company announced a share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017. Under this program, the Company repurchased and cancelled 6,090,133 shares of its common stock during the second quarter of fiscal year 2017. The aggregate cost of the shares repurchased and cancelled was A$131.4 million (US$99.8 million), at an average market price of A$21.58 (US$16.40).

Subsequent to 31 March 2017, the Company announced an ordinary dividend of US28.0 cents per security, with a record date of 8 June 2017 and a payment date of 4 August 2017.

17.  Operating Segment Information and Concentrations of Risk

During the first quarter of fiscal year 2017, the Company changed its reportable operating segments. Previously, the Company maintained three operating segments: (i) North America and Europe Fiber Cement; (ii) Asia Pacific Fiber Cement; and (iii) Research and Development. Beginning in the first quarter of fiscal year 2017, the Company replaced the North America and Europe Fiber Cement and Asia Pacific Fiber Cement segments with three new segments: (i) North America Fiber Cement; (ii) International Fiber Cement; and (iii) Other Businesses. There were no changes to the Research and Development segment. The Company has revised its historical segment information at 31 March 2016 and for the years ended 31 March 2016 and 31 March 2015 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented.

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the CODM. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	144

International Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates) and various Pacific Islands. This segment also includes product manufactured in the United States that is sold in Europe. The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

Operating Segments

The following is the Company’s operating segment information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
North America Fiber Cement	$1,493.4	$1,335.0	$1,224.7
International Fiber Cement	411.8	379.4	418.4
Other Businesses	16.4	13.8	13.8

Worldwide total	$1,921.6	$1,728.2	$1,656.9

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
North America Fiber Cement[1]	$343.9	$352.2	$290.0
International Fiber Cement[1,6,7]	95.1	77.9	94.5
Other Businesses	(6.7)	(8.6)	(4.5)
Research and Development[1]	(25.5)	(23.9)	(26.0)

Segments total	406.8	397.6	354.0
General Corporate[2]	(13.6)	(43.6)	(19.0)

Total operating income	393.2	354.0	335.0
Net interest expense[3]	(27.5)	(25.6)	(7.5)
Other income (expense)	1.3	2.1	(4.9)

Worldwide total	$367.0	$330.5	$322.6

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	145

	Total Identifiable Assets 31 March
(Millions of US dollars)	2017	2016

North America Fiber Cement	$917.4	$889.7
International Fiber Cement	335.7	324.0
Other Businesses	28.4	27.7
Research and Development	12.3	13.6

Segments total	1,293.8	1,255.0
General Corporate [4,5]	718.9	774.4

Worldwide total	$2,012.7	$2,029.4

The following is the Company’s geographical information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
North America	$1,509.9	$1,348.8	$1,238.5
Australia	252.5	228.4	267.7
New Zealand	73.3	61.4	64.7
Other Countries	85.9	89.6	86.0

Worldwide total	$1,921.6	$1,728.2	$1,656.9

		Total Identifiable Assets 31 March
(Millions of US dollars)		2017	2016
North America		$953.1	$925.1
Australia		237.0	232.4
New Zealand		31.8	26.5
Other Countries		71.9	71.0

Segments total		1,293.8	1,255.0
General Corporate[4,5]		718.9	774.4

Worldwide total		$2,012.7	$2,029.4

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	146

1	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
North America Fiber Cement	$6.2	$6.6	$6.1
International Fiber Cement	1.5	1.2	1.4
Research and Development[a]	22.6	21.7	24.2

	$30.3	$29.5	$31.7

a The Research and Development segment also included selling, general and administrative expenses of US$2.9 million, US$2.2 million and US$1.8 million in fiscal years 2017, 2016 and 2015, respectively.

2	The principal components of General Corporate costs are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in General Corporate costs are the following:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
Asbestos adjustments	$40.4	$5.5	$33.4
AICF SG&A expenses	$(1.5)	$(1.7)	$(2.5)

3	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is net AICF interest expense (income) of US$1.1 million, US$0.3 million and US$(1.4) million in fiscal years 2017, 2016 and 2015, respectively.

4	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate costs.

5	Asbestos-related assets at 31 March 2017 and 2016 are US$573.8 million and US$619.8 million, respectively, and are included in the General Corporate costs.

6	Included in the International Fiber Cement segment for the year ended 31 March 2016 was a gain on the sale of the Australian Pipes business of US$1.7 million.

7	Included in the International Fiber Cement segment are adjustments to the provision for New Zealand weathertightness claims.

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
New Zealand weathertightness claims (expense)/ benefit	$-	$(0.5)	$4.3

Concentrations of Risk

The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

We have one customer who contributes greater than 10% of our gross sales in each of the past three fiscal years.

James Hardie Industries plc – Notes to Consolidated Financial Statements (Continued)	147

This customer’s accounts receivable represented 9.1% and 8.1% of the Company’s accounts receivable at 31 March 2017 and 2016, respectively. The following is gross sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2017		2016		2015
		%		%		%
Customer A	$226.0	10.3%	$197.0	10.1%	$177.4	10.7%

Approximately 21%, 22% and 25% of the Company’s net sales in fiscal year 2017, 2016 and 2015, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

18.  Accumulated Other Comprehensive Income (Loss)

During the year ended 31 March 2017 there were no reclassifications out of Accumulated other comprehensive income (loss):

(Millions of US dollars)	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2016	$0.3	$0.5	$0.8
Other comprehensive loss	-	(3.0)	(3.0)

Balance at 31 March 2017	$0.3	$(2.5)	$(2.2)

James Hardie 2017 Annual Report on Form 20-F	148

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

Fees billed for each of the last three fiscal years for professional services provided by our independent registered public accounting were as follows:

	US$ Millions
Description of Service	FY17	FY16	FY15
Audit fees[1]	$3.9	$3.7	$3.9
Audit-related fees[2]	-	-	0.1
Tax fees	-	-	-
All other fees	$-	$-	$-

1	Audit Fees include the aggregate fees for professional services rendered by our independent registered public accounting firm. Professional services include the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

2	Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by our independent registered public accounting firm. Our independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of our consolidated financial statements for the fiscal years ended 31 March 2017, 2016 and 2015.

Audit Committee Pre-Approval Policies and Procedures

In accordance with our Audit Committee’s policy and the requirements of the law, all services provided by our independent registered public accounting firm are pre-approved from time to time by the Audit Committee. Pre-approval includes a list of specific audit and non-audit services in the following categories: audit services, audit-related services, tax services and other services. Any additional services that we may ask our independent registered public accounting firm to perform will be set forth in a separate document requesting Audit Committee approval in advance of the service being performed.

All of the services pre-approved by the Audit Committee are permissible under the SEC’s auditor independence rules. To avoid potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its independent registered public accounting firm. We obtain these services from other service providers as needed.

James Hardie 2017 Annual Report on Form 20-F	149

SECTION 3

RISK FACTORS

Our business, operations and financial condition are subject to various risks and uncertainties. We have described below significant factors that may adversely affect our business, operations, financial performance and condition or industry. Readers should be aware that the occurrence of any of the events described in these risk factors, elsewhere in or incorporated by reference into this Annual Report, and other events that we have not predicted or assessed, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Risks Related to Our Business

Our business is dependent on the residential and commercial construction markets.

Demand for our products depends in large part on the residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors outside our control, including general economic conditions, the availability of financing, mortgage and other interest rates, inflation, household income and wage growth, unemployment, the inventory of unsold homes, the level of foreclosures, home resale rates, housing affordability, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which we operate.

Any slowdown in the markets we serve could result in decreased demand for our products and cause us to experience decreased sales and operating income. In addition, deterioration or continued weaknesses in general economic conditions, such as higher interest rates, high levels of unemployment, restrictive lending practices and increased foreclosures, could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Substantial and increasing competition in the building products industry could materially adversely affect our business.

Competition in the building products industry is based largely on price, quality, performance and service. Our fiber cement products compete with products manufactured from natural and engineered wood, vinyl, stucco, masonry, gypsum and other materials, as well as fiber cement products offered by other manufacturers. Some of our competitors may have greater product diversity, greater financial and other resources, and better access to raw materials than we do and, among other factors, may be less affected by reductions in margins resulting from price competition.

Increased competition in any of the markets in which we compete would likely cause pricing pressures in those markets. Any of these factors could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2017 Annual Report on Form 20-F	150

We may experience unforeseen delays and/or cost overruns in our planned capital expenditures in future periods, and such delays and/or cost overruns could result in additional expenses and impairment of the carrying value of our assets in future periods. Such unforeseen delays, cost overruns or asset impairment charges could have a material adverse effect on our business.

We are expanding production capacity in anticipation of the continued improvement of the operating environment. We have incurred significant capital expenditures in the past and we expect to incur significant capital expenditures again in future periods on facility upgrades and expansions, equipment to ensure regulatory compliance and the implementation of new fiber cement technologies.

We may incur unforeseen delays and/or cost overruns due to a variety of factors, including, but not limited to, an overall decline in general economic conditions, a downturn in the principal markets in which we operate, the entrance of a key competitor leading to a loss in market share or an adverse change in the regulatory environment impacting our business. Any one or combination of these or other factors could have a significant adverse effect on the nature, timing, extent and amount of our planned capital expenditures, and may also result in potential additional expenses and a write-down in the carrying value of our capital projects and other existing production assets. Such delays, cost overruns and asset impairment charges could have a material adverse effect on our financial position, results of operations and liquidity.

As a result of the factors discussed above, we may not achieve the levels of additional manufacturing capacity we have forecasted for our plants. We cannot provide assurances that these additional manufacturing capacities will be achieved or that the related projects will be completed as anticipated or at all. These projections are based on our current estimates, but they involve risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from our estimates. Neither our independent auditors nor any other independent auditors have examined, compiled or performed any procedures with respect to these projections, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Although management believes these estimates and the assumptions underlying them to be reasonable, they could be inaccurate and investors should not place undue reliance upon them.

Regulatory action and continued scrutiny may have an adverse effect on our business.

Our compliance with laws and regulations can be subject to future government review and interpretation. If we fail to comply with applicable laws and regulations, we could be subject to fines, penalties, or other legal liability. Also, should these laws and regulations be amended or expanded, or should new laws and regulations be enacted, we could incur additional compliance costs or restrictions on our ability to manufacture our products and operate our business. Furthermore, our failure to comply with such laws and regulations could result in additional costs, fees or reporting requirements, as well as significant regulatory action, including fines, penalties and legal defense costs, and could subject us to negative publicity. Such actions could have a material adverse effect on our financial position, results of operations and cash flows.

Our Irish residency could also result in increased negative publicity related to us. There continues to be negative publicity regarding, and criticism of, companies that have subsidiaries which

James Hardie 2017 Annual Report on Form 20-F	151

conduct substantial business in the United States but are domiciled in foreign countries. We cannot assure you that we will not be subject to similar criticism. We previously have been the subject of negative publicity as a result of our historic operations and legacy issues in Australia, which we believe has in the past negatively impacted our business and results of operations.

We believe that any such adverse action or negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.

We are subject to risks generally associated with companies that operate in a global environment, which could have an adverse effect on our growth and financial performance.

Our operations are subject to risks inherent in multinational operations. These risks include, among others, compliance with a variety of local regulations and laws, changes in tax laws and the interpretations of those laws, fluctuation in currency values, sudden changes in foreign currency exchange controls, discriminatory and conflicting fiscal policies, difficulties enforcing intellectual property and contractual rights in certain jurisdictions, greater risk of uncollectable accounts and longer collection cycles, effective and immediate implementation of control environment processes across our diverse operations, compliance with applicable anti-corruption laws and imposition of more or new tariffs, quotas, trade barriers, export controls, sanctions, and/or similar restrictions in the various jurisdictions in which we operate.

Moreover, political and economic changes or volatility, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, public corruption and other economic or political uncertainties could interrupt and have an adverse effect on our business operations. All of these factors could result in increased costs or decreased revenues, and could have an adverse effect on our product sales, business, financial condition and/or results of operations.

Because we have significant operations outside the United States and report our earnings in US dollars, unfavorable fluctuations in currency values and exchange rates could have a material adverse effect on our business.

Because our reporting currency is the US dollar, our non-US operations face the additional risk of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 21%, 22% and 25% of our net sales in fiscal years 2017, 2016 and 2015, respectively, were from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars, Philippine pesos, euros, UK pounds and Canadian dollars) could have a material adverse effect on our business, results of operations and financial condition. We evaluate and consider foreign exchange risk mitigation by entering into contracts that require payment in local currency, hedging transactional risk, where appropriate, and having non-US operations borrow in local currencies. We enter into such financial instruments from time to time to manage our foreign exchange risks. We had no material foreign exchange contracts outstanding at 31 March 2017. There can be no assurance that we will be successful in these mitigation strategies, or that fluctuation in foreign currencies and other foreign exchange risks will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2017 Annual Report on Form 20-F	152

If payouts for product liability claims resulting from allegations of product defects exceed any insurance coverage available, these payouts could result in a material adverse effect on our business.

The actual or alleged existence of defects in any of our products could subject us to significant product liability or recall claims, including potential putative class or representative action claims. Although we do not have insurance coverage for damage to, or defects in, our products, we do have (for some periods) product liability insurance coverage for bodily injury or property damage which may arise from the use of our products. Although we believe this coverage (where available) is adequate and we intend to maintain this coverage in the future, we cannot assure you that this coverage will be sufficient to cover all future product liability claims or that this coverage will be available at reasonable rates in the future. In some jurisdictions, we are subject to joint and several liability. The successful assertion of one or more claims against us, or a co-defendant, that exceed our insurance coverage could require us to incur significant expenses to pay these damages. These additional expenses could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Warranty claims relating to our products and exceeding our warranty reserves could have a material adverse effect on our business.

We have offered, and continue to offer, various warranties on our products, including offering a prorated 50-year limited warranty until 2009 after which time we offered a non-prorated 30-year limited warranty for certain of our fiber cement siding products in the United States. In total, as of 31 March 2017, we have accrued US$46.6 million for such warranties within “Accrued product warranties” on our consolidated balance sheets and have disclosed the movements in our consolidated warranty reserves in Note 10 to our consolidated financial statements in Section 2 of this Annual Report. Although we maintain reserves for warranty-related claims and legal proceedings that we believe are adequate, we cannot assure you that warranty expense levels or the results of any warranty-related legal proceedings will not exceed our reserves. If our warranty reserves are significantly exceeded, the costs associated with such warranties could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may incur significant costs, including capital expenditures, in complying with applicable environmental and health and safety laws and regulations.

In each jurisdiction in which we operate, we are subject to environmental, health and safety laws and regulations governing our operations, including, among other matters: (i) the air, soil, and water quality of our plants; and (ii) the use, handling, storage, disposal and remediation of certain regulated materials currently or formerly used by us or any of our affiliates. Under these laws and regulations, we may be held jointly and severally responsible for the remediation of certain regulated materials at our or our predecessors’ past or present facilities and at third-party waste disposal sites. We may also be held liable for any claims, penalties or fines arising out of human exposure to certain regulated materials or other environmental damage, including damage to natural resources, and our failure to comply with air, water, waste, and other environmental regulations.

In particular, many of our products contain crystalline silica, which can be released in a respirable form in connection with the manufacturing of our fiber cement products or while cutting our fiber

James Hardie 2017 Annual Report on Form 20-F	153

cement products during installation or demolition. The inhalation of respirable crystalline silica at high and prolonged exposure levels is identified as a carcinogen by certain governmental entities and is associated with certain lung diseases, including silicosis, which has been the subject of extensive tort litigation.

In March 2016, the United States Occupational Safety and Health Administration (“OSHA”) issued a comprehensive final rule revising the permissible exposure limit (“PEL”) for crystalline silica, reducing the PEL applicable to both general industry and construction to 0.050 mg/m3 from 0.1 mg/m3 and 0.25 mg/m3, respectively. The final rule became effective on 23 June 2016 with compliance required by 23 June 2018 for companies in the construction industry. It is possible that the revised OSHA crystalline silica PEL standard could have an impact on our business as a result of increased compliance efforts and associated costs, if any, for our manufacturing operations, as well as those of our business parties (e.g., suppliers, home builders, distributors, installers, etc.); and, as such, the rule change may possibly have a material adverse effect on our financial position, liquidity, results of operations, and cash flows.

The costs of complying with environmental and health and safety laws relating to our operations or the liabilities arising from past or future releases of, or exposure to, certain regulated materials, greenhouse gases, or product liability matters, or our failure to comply with air, water, waste, and other then-existing environmental regulations may result in us making future expenditures that could have a material adverse effect on our financial position, liquidity, results of operations and cash flows. Such regulations and laws may increase the cost to procure energy or other products necessary to our operation, thereby increasing our operating costs. In addition, we cannot make any assurances that the laws currently in place that directly or indirectly relate to environmental liability will not change. If, for example, applicable laws or judicial interpretations related to successor liability or “piercing the corporate veil” were to change, such changes could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

We may experience adverse fluctuations in the supply and cost of raw materials and energy supply necessary to our business, which could have a material adverse effect on our business.

Cellulose fiber (wood-based pulp), silica, cement and water are the principal raw materials used in the production of fiber cement, and the availability and cost of such raw materials are critical to our operations. Our fiber cement business periodically experiences fluctuations in the supply and costs of raw materials, and some of our supply markets are concentrated. In fiscal year 2017, the average Northern Bleached Softwood Kraft (“NBSK”) pulp market price relative to our US business was US$1,001 per ton, an increase of 4% compared to fiscal year 2016.

Price fluctuations or material delays may occur in the future due to lack of raw materials, suppliers, or supply chain disruptions. The loss or deterioration of our relationship with a major supplier, an increase in demand by third parties for a particular supplier’s products or materials, delays in obtaining materials, or significant increases in fuel and energy costs could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Demand for our products is subject to changes in consumer preference.

The continued development of builder and consumer preference for our fiber cement products over competitive products is critical to sustaining and expanding demand for our products.

James Hardie 2017 Annual Report on Form 20-F	154

Therefore, a failure to maintain and increase builder and consumer acceptance of our fiber cement products could have a material adverse effect on our growth strategy, as well as our financial position, liquidity, results of operations and cash flows.

We rely on only a few customers to buy our fiber cement products and the loss of any major customer could materially adversely affect our businesses.

We have one customer who contributes greater than 10% of our gross sales in each of the past three fiscal years. This customer’s accounts receivable represented 9.1% and 8.1% of our trade accounts receivable at both 31 March 2017 and 2016, respectively. We generally do not have long-term contracts with our large customers. Accordingly, if we were to lose one or more of our large customers because our competitors were able to offer customers more favorable pricing terms or for any other reason, we may not be able to replace customers in a timely manner or on reasonable terms. The loss of one or more of our large customers could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Our ability to sell our products in certain markets is influenced by building codes and ordinances in effect in the related localities and states and may limit our ability to compete effectively in certain markets and our ability to increase or maintain our current market share for our products.

Most states and localities in the markets in which we sell our products maintain building codes and ordinances that determine the requisite qualities of materials that may be used to construct homes and buildings for which our products are intended. Our products may not qualify under building codes and ordinances in certain markets, prohibiting our customers from using our products in those markets. This may limit our ability to sell our products in certain markets. In addition, ordinances and codes may change over time which may, from the time they are implemented, prospectively limit or prevent the use of our products in those markets, causing us to lose market share for our products. Although we keep up to date on the current and proposed building codes and ordinances of the markets in which we sell or plan to sell our products and, when appropriate, seek to become involved in the ordinance and code setting process, our efforts may be ineffective, which could have a material adverse effect on our financial condition, liquidity, results of operations and cash flows.

Our financial performance could be impacted by a customer’s inability to pay amounts owed.

Our financial performance is dependent on our customers within the building products industry. Our customers’ businesses are impacted by the current economic environment, conditions in the capital and credit markets and customer demand for their products and services. If any of our largest customers or a substantial number of smaller customers are adversely affected by these conditions, if we become aware of information related to the creditworthiness of a major customer, or if future actual default rates on receivables in general differ from those currently anticipated, we may have to adjust the reserves for uncollectible receivables, which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2017 Annual Report on Form 20-F	155

Our reliance on third-party distribution channels could impact our business.

We offer our products directly and through a variety of third-party distributors and dealers. Changes in the financial or business condition of these distributors and dealers could subject us to losses and affect our ability to bring our products to market and could have a material adverse effect on our business, financial position, liquidity, results of operations and cash flows. Further, our ability to effectively manage inventory levels at distributor locations may be impaired under such arrangements, which could increase expenses associated with excess and obsolete inventory and negatively impact cash flows.

Changes in, or failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes or other costs.

Because we own assets and manufacture and sell our products internationally, our activities are subject to political, economic, legal and other uncertainties, including:

•	changing political and economic conditions;
•	changing laws and policies;
•	the general hazards associated with the assertion of sovereign rights over certain areas in which we conduct our business; and
•	laws limiting or conditioning the right and ability of subsidiaries and joint ventures to pay dividends or remit earnings to affiliated companies.

Although we seek to take applicable laws, regulations and conditions into account in structuring our business on a global basis, changes in, or our failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which we conduct our business could result in, among other consequences, the loss of our assets in such jurisdiction, the elimination of certain rights that are critical to the operation of our business in such jurisdiction, a decrease in revenues or the imposition of additional taxes. Therefore, any change in laws, regulations, policies or conditions of a jurisdiction could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Because our intellectual property and other proprietary information may become publicly available, we are subject to the risk that competitors could copy our products or processes.

Our success depends, in part, on the proprietary nature of our technology, including non-patentable intellectual property, such as our process technology. To the extent that a competitor is able to reproduce or otherwise capitalize on our technology, it may be difficult, expensive or impossible for us to obtain adequate legal or equitable relief. Also, the laws of some foreign countries may not protect our intellectual property to the same extent as do the laws of the United States. In addition to patent protection of intellectual property rights, we consider elements of our product designs and processes to be proprietary and confidential and/or trade secrets. To safeguard our confidential information, we rely on employee, consultant and vendor nondisclosure agreements and contractual provisions and a system of internal and technical safeguards to

James Hardie 2017 Annual Report on Form 20-F	156

protect our proprietary information. However, any of our registered or unregistered intellectual property rights may be subject to challenge or possibly exploited by others in the industry, which could materially adversely affect our financial position, liquidity, results of operations, cash flows and competitive position.

Unauthorized disclosure of sensitive or confidential information or other cyber security incident may have a material adverse effect on our business, results of operations and financial condition.

We rely on information systems to run most aspects of our business, including manufacturing, sales and distribution, raw material procurement, accounting and managing data and records for employees and other parties. Despite the significant investments we have made to maintain our information systems and the security measures we have in place, our systems and facilities, as well as those of third parties with which we do business, may be vulnerable to security breaches, cyber-attacks, employee theft or misconduct, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Although we strive to have appropriate security controls in place, prevention of security breaches cannot be assured. Any security breach involving the misappropriation, loss or other unauthorized disclosure of our confidential information, whether by us or by third parties with which we do business, could result in losses, damage to our reputation, risk of litigation, disrupt our operations and have a material adverse effect on our business, results of operations and financial condition. We may be required to expend additional resources to continue to enhance our security measures or to investigate and remediate any security vulnerabilities.

Severe weather, natural disasters and climate change could have an adverse effect on our overall business.

Our plants and other facilities are located in places that could be affected by natural disasters, such as hurricanes, typhoons, cyclones, earthquakes, floods, tornados and others. Natural disasters and widespread adverse climate changes that directly impact our plants or other facilities could materially adversely affect our manufacturing or other operations and, thereby, harm our overall financial position, liquidity, results of operations and cash flows.

In the manufacture of our products, we rely on a continuous and uninterrupted supply of electric power, water and, in some cases, natural gas, as well as the availability of water, waste and emissions discharge facilities. Any future shortages or discharge curtailments of a material nature could significantly disrupt our operations and increase our expenses. We currently do not have backup generators on our sites with the capability of maintaining all of a site’s full operational power needs and we do not have alternate sources of power in the event of a sustained blackout. While our insurance includes coverage for certain “business interruption” losses (i.e., lost profits) and for certain “service interruption” losses, such as an accident at our supplier’s facility, any losses in excess of the insurance policy’s coverage limits or any losses not covered by the terms of the insurance policy could have a material adverse effect on our financial condition. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at the affected facilities. Any future material and sustained interruptions in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers or obtain new customers and could result in lost revenue, any of which could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

James Hardie 2017 Annual Report on Form 20-F	157

Ineffective internal controls over financial reporting could impact our business and operating results.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring us to include in this Annual Report a report of management on our internal controls over financial reporting that contains an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must report on our internal control over financial reporting. As of 31 March 2017, management concluded that our internal controls over financial reporting are effective. Moreover, as of 31 March 2017, our independent registered public accounting firm issued an unqualified opinion on our internal controls over financial reporting. Nonetheless, during the course of future evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in a timely manner. Furthermore, our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Furthermore, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of securities. Furthermore, even effective internal controls can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, we have incurred considerable costs and used significant management time and other resources in our effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our use of accounting estimates involves judgment and could impact our financial results.

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, income, and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments, and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The accounting policies deemed critical to our results, based upon materiality and significant judgments and estimates are described in Note 2 to our consolidated financial statements. In addition, as discussed in the notes to our consolidated financial statements, we make certain estimates including decisions related to legal proceedings and warranty reserves. If the judgment, estimates, and assumptions we used in preparing our financial statements are subsequently found to be incorrect, there could be a material impact on our results of operations.

We may acquire or divest businesses from time to time, and this may materially adversely affect our results of operations and financial condition and may significantly change the nature of the company in which you have invested.

In the past, we have divested business segments. In the future, we may acquire other businesses or sell some or all of our assets or business segments. Any significant acquisition or sale may

James Hardie 2017 Annual Report on Form 20-F	158

materially adversely affect our results of operations and financial condition and could change the overall profile of our business. As a result, the value of our shares may decrease in response to any such acquisition or sale and, upon any such acquisition or sale, our shares may represent an investment in a company with significantly different assets and prospects from the Company when you made your initial investment in us.

We are dependent upon our key management personnel for our future success.

Our success is greatly influenced by our ability to attract and retain qualified executives with experience in our market and industry. Our ability to retain executive officers and key management personnel is important to the implementation of our strategy. We could potentially lose the services of any of our senior management personnel due to a variety of factors that could include, without limitation, death, incapacity, personal issues, retirement, resignation, or competing employers. We may fail to attract and retain qualified key management personnel required to continue to operate our business successfully. The unexpected loss of senior management, coupled with our failure to recruit qualified successors, could have a material adverse effect on our business and the trading price of our common stock.

We may not be able to obtain financing in the future, and the terms of any future financings may limit our ability to manage our business. Difficulties in obtaining financings on favorable terms would have a negative effect on our ability to execute our business strategy.

We will need to seek additional capital in the future to refinance or replace existing long term indebtedness. We may also need to seek additional capital in the future to meet current or future business plans, meet working capital needs or for other reasons. There can be no assurance that we will be able to obtain future financings on acceptable terms, if at all. If we are unable to obtain alternative or additional financing arrangements in the future, or if we cannot obtain financing on acceptable terms, we may experience liquidity issues and have to reduce our levels of planned capital expenditures, suspend dividend payments and/or share buy-back programs or take other measures to conserve cash in order to meet future cash flow requirements. Moreover, the terms of any such additional financing may restrict our financial flexibility, including the debt we may incur in the future, or may restrict our ability to manage our business as we had intended.

We have a material amount of indebtedness, which could have a material adverse effect on our financial condition and our ability to obtain financing in the future and to react to changes in our business.

At 31 March 2017, we had approximately US$575.0 million aggregate principal amount of unsecured debt outstanding, which includes US$175.0 million under the unsecured revolving credit facility and US$400.0 million aggregate principal amount of senior unsecured notes due 15 February 2023 issued by JHIF, a wholly owned subsidiary of JHI plc, and no secured debt outstanding. We also had approximately US$325.0 million of availability under our unsecured revolving credit facility at 31 March 2017.

Our amount of debt and our debt service obligations could limit our ability to satisfy our obligations, limit our ability to operate our business and impair our competitive position.

James Hardie 2017 Annual Report on Form 20-F	159

For example, it could:

•	make it more difficult for us to satisfy our debt service obligations or refinance our indebtedness;
•	increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of our borrowings are and will continue to be at variable rates of interest;
•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and industry;
•	place us at a disadvantage compared to competitors that may have proportionately less debt;
•	limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and
•	increase our cost of borrowing.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Any future refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our unsecured revolving credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming our unsecured revolving facility was fully drawn, each one percentage point change in interest rates would result in a US$5.1 million change in annual cash interest expense.

James Hardie 2017 Annual Report on Form 20-F	160

Asbestos-Related Risks

Our wholly-owned Australian Performing Subsidiary is required to make payments to a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which certain Former James Hardie Companies are found liable. These payments may affect our ability to grow the Company.

On 21 November 2006, JHI plc, AICF, the NSW Government and the Performing Subsidiary entered into the AFFA to provide long-term funding to AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.

We have recorded a gross asbestos liability of US$1,159.7 million in our consolidated financial statements as of 31 March 2017, based on the AFFA governing our anticipated future payments to AICF. The net unfunded AFFA liability, net of tax, was US$667.6 million at 31 March 2017. The initial funding was made to AICF in February 2007 and annual payments are to be made each July, subject to the terms of the AFFA. The amounts of these annual payments are dependent on several factors, including our free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap set forth in the AFFA. From the time AICF was established in February 2007 through the date of this Annual Report, we have contributed A$919.9 million to the fund. Our obligation to make future payments to AICF continues to be linked under the terms of the AFFA to our long-term financial success, especially our ability to generate net operating cash flow.

As a result of our obligation to make payments under the AFFA, our funds available for capital expenditures (either with respect to our existing business or new business opportunities), repayments of debt, payments of dividends or other distributions have been, and will be, reduced by the amounts paid to AICF, and consequently, our financial position, liquidity and cash flows have been, and will be, reduced or materially adversely affected. Our obligation to make these payments could also affect or restrict our ability to access equity or debt capital markets.

Potential escalation in proven claims made against, and associated costs of, AICF could require the Company to extend the period of time its annual funding payments of up to its obligation of 35% of our free cash flow, as defined in the AFFA, beyond their currently anticipated expiration, which may cause the Company to have to increase our asbestos liability in the future.

The amount of our asbestos liability is based, in part, on actuarially determined, anticipated (estimated) future annual funding payments to be made to AICF on an undiscounted and uninflated basis. Future annual payments to AICF are based on updated actuarial assessments that are to be performed as of 31 March of each year to determine expected asbestos-related personal injury and death claims to be funded under the AFFA for the financial year in which the payment is made and the next two financial years. Estimates of actuarial liabilities are based on many assumptions, which may not prove to be correct, and which are subject to considerable uncertainty, since the ultimate number and cost of claims are subject to the outcome of events that have not yet occurred, including social, legal and medical developments, as well as future economic conditions.

James Hardie 2017 Annual Report on Form 20-F	161

If future proven claims are more numerous, the liabilities arising from them are larger than that currently estimated by AICF’s actuary, KPMGA, or if AICF investments decline in value, it is possible that pursuant to the terms of the AFFA, we will be required to pay to AICF our current annual funding payments of up to 35% of our free cash flow, as defined in the AFFA and on which our asbestos liability is based, for an extended period of time. If this occurs, we may be required to increase our asbestos liability, which would be reflected as a charge in our consolidated statements of operations and comprehensive income at that date. Any such changes to actuarial estimates which require us to increase our asbestos liability could have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Even though the AFFA has been implemented, we may be subject to potential additional liabilities (including claims for compensation or property remediation outside the arrangements reflected in the AFFA), because certain current and former companies of the James Hardie Group previously manufactured products that contained asbestos.

Prior to 1987, ABN 60, which is now owned and controlled by AICF, manufactured products in Australia that contained asbestos. In addition, prior to 1987, two former subsidiaries of ABN 60, Amaca and Amaba, which are now also owned and controlled by AICF, manufactured products in Australia that contained asbestos. ABN 60 also held shares in companies that manufactured asbestos-containing products in Indonesia and Malaysia, and held minority shareholdings in companies that conducted asbestos-mining operations based in Canada and Southern Africa. Former ABN 60 subsidiaries also exported asbestos-containing products to various countries. AICF is designed to provide compensation only for certain claims and to meet certain related expenses and liabilities, and legislation in New South Wales, Australia in connection with the AFFA seeks to defer all other claims against the Former James Hardie Companies. The funds contributed to AICF will not be available to meet any asbestos-related claims made outside Australia, or claims made arising from exposure to asbestos occurring outside Australia, or any claim for pure property loss or pure economic loss or remediation of property. In these circumstances, it is possible that persons with such excluded claims may seek to pursue those claims directly against us. Defending any such litigation could be costly and time consuming, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

Prior to 1988, a New Zealand subsidiary in the James Hardie Group manufactured products in New Zealand that contained asbestos. In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Corporation (“ACC”). Our New Zealand subsidiary that manufactured products that contained asbestos contributed financially to the ACC fund as required by law via payment of an annual levy while it carried on business. All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law. The Injury Prevention, Rehabilitation and Compensation Act 2001 (NZ) bars compensatory damages for claims that are covered by the legislation which may be made against the ACC fund. However, we may be subject to potential liability if any of these claims are found not to be covered by the legislation and are later brought against us, and consequently, our financial position, liquidity, results of operations and cash flows could be materially adversely affected.

James Hardie 2017 Annual Report on Form 20-F	162

Because our revenues are primarily from sales in US dollars and the actuarially assessed asbestos liability is denominated in Australian dollars and payments pursuant to the AFFA are made in Australian dollars, we may experience unpredictable volatility in our reported results due to changes in the US dollar (and other currencies from which we derive our sales) compared to the Australian dollar.

Payments pursuant to the AFFA are required to be made to AICF in Australian dollars. In addition, annual payments to AICF include calculations based on various estimates that are denominated in Australian dollars. To the extent that our future obligations exceed Australian dollar cash flows from our Australian operations and we do not hedge this foreign exchange exposure, we will need to convert US dollars or other foreign currency into Australian dollars in order to meet our obligations pursuant to the AFFA.

In addition, because our results of operations are reported in US dollars and the asbestos liability is based on estimated payments denominated in Australian dollars, fluctuations in the AUD/USD exchange rate will cause unpredictable volatility in our reported results. For example, during fiscal years 2017, 2016 and 2015, we recorded a favorable adjustment of US$1.8 million, unfavorable adjustment of US$2.6 million and favorable adjustment of US$144.7 million, respectively, due to fluctuations in the US dollar compared to the Australian dollar.

The AFFA imposes certain nonmonetary obligations.

Under the AFFA, we are also subject to certain nonmonetary obligations that could prove onerous or otherwise materially adversely affect our ability to undertake proposed transactions or pay dividends. For example, the AFFA contains certain restrictions that generally prohibit us from undertaking transactions that would have a material adverse effect on the relative priority of AICF as a creditor, or that would materially impair our legal or financial capacity and that of the Performing Subsidiary, in each case such that we and the Performing Subsidiary would cease to be likely to be able to meet the funding obligations that would have arisen under the AFFA had the relevant transaction not occurred. Those restrictions apply to dividends and other distributions, reorganizations of, or dealings in, share capital which create or vest rights in such capital in third parties, and non-arm’s length transactions. While the AFFA contains certain exemptions from such restrictions (including, for example, exemptions for arm’s-length dealings; transactions in the ordinary course of business; certain issuances of equity securities or bonds; and certain transactions provided certain financial ratios are met and certain amounts of dividends), implementing such restrictions could materially adversely affect our ability to enter into transactions that might otherwise be favorable to us and could materially adversely affect our financial position, liquidity, results of operations and cash flows.

The AFFA does not eliminate the risk of adverse action being taken against us.

There is a possibility that, despite certain covenants agreed to by the NSW Government in the AFFA, adverse action could be directed against us by one or more of the NSW Government, the government of the Commonwealth, governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups, with respect to the asbestos liabilities of the Former James Hardie Companies or other current and former companies of the James Hardie Group. Any such adverse action could materially adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2017 Annual Report on Form 20-F	163

The complexity and long-term nature of the AFFA and related legislation and agreements may result in litigation as to their interpretation.

Certain legislation, the AFFA and related agreements, which govern the implementation and performance of the AFFA, are complex and have been negotiated over the course of extended periods between various parties. There is a risk that, over the term of the AFFA, some or all parties may become involved in disputes as to the interpretation of such legislation, the AFFA or related agreements or the terms of the AFFA may change. We cannot guarantee that no party will commence litigation seeking remedies with respect to such a dispute, nor can we guarantee that a court will not order other remedies which may materially adversely affect us.

There is no certainty that the AICF Loan Facility will remain in place for its entire term.

Drawings under the AICF Loan Facility, as described in Note 11 to our consolidated financial statements, are subject to satisfaction of certain specified conditions precedent and the NSW Government (as lender) has the right to cancel the facility, require repayment of money advanced and enforce security granted to support the loan in the various circumstances prescribed in the facility agreement and related security documentation. There are also certain positive covenants given by, and restrictions on the activities of, AICF and the Former James Hardie Companies which apply during the term of the loan. A breach of any of these covenants or restrictions may also lead to cancellation of the facility, early repayment of the loan and/or enforcement of the security. As such, there can be no certainty that the facility will remain in place for its intended term.

If the AICF Loan Facility does not remain in place for its intended term, AICF may experience a short-term funding shortfall. A short-term funding shortfall for AICF could subject us to negative publicity. Such negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, as well as employee morale and the market prices of our publicly traded securities.

We may have insufficient Australian taxable income to utilize tax deductions.

We may not have sufficient Australian taxable income to utilize the tax deductions resulting from the funding payments under the AFFA to AICF. Further, if as a result of making such funding payments we incur tax losses, we may not be able to fully utilize such tax losses in future years of income. Any inability to utilize such deductions or losses could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Certain AFFA tax conditions may not be satisfied.

Despite Australian Taxation Office (“ATO”) rulings for the expected life of the AFFA, it is possible that new (and adverse) tax legislation could be enacted in the future. It is also possible that the facts and circumstances relevant to operation of the ATO rulings could change over the life of the AFFA. We may elect to terminate the AFFA if certain tax conditions are not satisfied for more than 12 months. However, we do not have a right to terminate the AFFA if, among other things, the tax conditions are not satisfied as a result of the actions of a member of the James Hardie Group.

James Hardie 2017 Annual Report on Form 20-F	164

Under certain circumstances, we may still have an obligation to make annual funding payments on an adjusted basis if the tax conditions remain unsatisfied for more than 12 months. If the tax conditions are not satisfied in a manner which does not permit us to terminate the AFFA, our financial position, liquidity, results of operations and cash flows may be materially adversely affected. The extent of this adverse effect will be determined by the nature of the tax condition which is not satisfied.

Risks Related to Ireland

The rules and regulations applying to us as an Irish plc may change.

We became an Irish public limited company in calendar year 2012. As an Irish plc, our board meetings are held in and all strategic decisions are made in Ireland. However, there can be no assurance that Irish or another jurisdiction’s law will not become more restrictive or otherwise disadvantageous to us.

Irish law contains provisions that could delay or prevent a change of control that may otherwise be beneficial to you.

Irish law contains several provisions that could have the effect of delaying or preventing a change of control of our ownership. The Irish Takeover Rules would generally (subject to certain very limited exceptions) require a mandatory cash offer to be made for our entire issued share capital if, because of an acquisition of a relevant interest (including interests held in the form of shares of our common stock, CUFS or ADSs) in such shares, the voting rights of the shares in which a person (including persons acting in concert with that person) holds relevant interests increase: (i) from below 30% to 30% or more; or (ii) from a starting point that is above 30% and below 50%, by more than 0.05% in a 12-month period. However, this prohibition is subject to exceptions, including acquisitions that result from acceptances under a mandatory takeover bid made in compliance with the Irish Takeover Rules. Although the Irish Takeover Rules may help to ensure that no person acquires voting control of us without making an offer to all shareholders, they may also have the effect of delaying or preventing a change of control that may otherwise be beneficial to you. In addition to the operation of the Irish Takeover Rules, we may, from time to time, put in place appropriate retention arrangements to ensure that we retain our key employees during periods of corporate change.

Our ability to pay dividends and conduct share buy-backs is dependent on Irish law and may be limited in the future if we are not able to maintain sufficient levels of distributable profits.

Under Irish law, in order to pay dividends and/or conduct a buy-back of shares, an Irish company requires sufficient distributable profits which are determined under the Irish Companies Act 2014 and applicable accounting practices generally accepted in Ireland. We believe that our current corporate structure has allowed us to maintain sufficient levels of distributable profits to continue paying dividends in accordance with our publicly disclosed dividend policy, which is updated from time to time, and to conduct share buy-backs. However, transactions or events could cause a reduction in our distributable profits, resulting in our inability to pay dividends on our securities or to conduct share buy-backs, which could have a material adverse effect on the market value of our securities.

James Hardie 2017 Annual Report on Form 20-F	165

Risks Related to Taxation

Our effective income tax rate could increase and materially adversely affect our business.

We operate in multiple jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate. The primary drivers of our effective tax rate are the tax rates of the jurisdictions in which we operate, the level and geographic mix of pre-tax earnings, intra-group royalties, interest rates and the level of debt which gives rise to interest expense on external debt and intra-group debt, extraordinary and non-core items, and the value of adjustments for timing differences and permanent differences, including the non-deductibility of certain expenses, all of which are subject to change and which could result in a material increase in our effective tax rate. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Exposure to additional tax liabilities due to audits could materially adversely affect our business.

Due to our size and the nature of our business, we are subject to ongoing reviews by authorities in taxing jurisdictions on various tax matters, including challenges to various positions we assert on our income tax and withholding tax returns. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate.

We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. The amounts ultimately paid on resolution of reviews by taxing jurisdictions could be materially different from the amounts included in taxes payable or other non-current liabilities and result in additional tax expense which could materially adversely affect our financial position, liquidity, results of operations and cash flows.

Tax benefits are available under the US-Ireland Income Tax Treaty to US and Irish taxpayers that qualify for those benefits. Our eligibility for benefits under the US-Ireland Income Tax Treaty is determined on an annual basis and we could be audited by the Internal Revenue Service (“IRS”) for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase and we could be subject to a 30% US withholding tax rate on payments of interest, royalties and dividends from our US subsidiaries to our Irish resident subsidiaries.

We believe that interest, royalties and dividends paid by our US subsidiaries to our Irish resident subsidiaries qualify for treaty benefits in the form of reduced withholding tax under the US-Ireland Income Tax Treaty.

We believe that, under the limitation on benefits (“LOB”) provision of the US-Ireland Treaty, no US withholding tax applies to interest or royalties that our US subsidiaries paid to our Irish resident subsidiaries. The LOB provision has various conditions of eligibility for reduced US withholding tax

James Hardie 2017 Annual Report on Form 20-F	166

rates and other treaty benefits, all of which we believe are satisfied. If, however, we do not qualify for benefits under the US-Ireland Income Tax Treaty, those interest and royalty payments would be subject to a 30% US withholding tax.

We believe that, under the US-Ireland Income Tax Treaty, a 5% US withholding tax applies to dividends paid by our US subsidiaries to our Irish resident subsidiaries. The LOB provision of the US-Ireland Income Tax Treaty has various conditions of eligibility for reduced US withholding tax rates and other treaty benefits, all of which we believe we have satisfied. If, however, we do not qualify for benefits under the US-Ireland Treaty, dividend payments by our US subsidiaries would be subject to a 30% US withholding rate.

Our eligibility for benefits under the US-Ireland Tax Treaty is determined on an annual basis and we could be audited by the IRS for this issue. If during a subsequent tax audit or related process, the IRS determines that we are not eligible for benefits under the US-Ireland Income Tax Treaty, we may not qualify for treaty benefits. As a result, our effective tax rate could significantly increase beginning in the fiscal year that such determination is made and we could be liable for taxes owing for calendar year 2014 and subsequent periods, which could adversely affect our financial position, liquidity, results of operations and cash flows.

James Hardie 2017 Annual Report on Form 20-F	167

LEGAL PROCEEDINGS

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class and representative action lawsuits and litigation concerning our products and services. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, tax contingencies, New Zealand weathertightness claims and the matters described in the Other Legal Matters sections below. For further details, see “Section 3 – Risk Factors” of this Annual Report.

Tax Contingencies

Due to our size and the nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters. We accrue for tax contingencies based upon our best estimate of the taxes ultimately expected to be paid, which we update over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect.

In fiscal years 2017, 2016 and 2015, we recorded an income tax benefit of nil, US$0.3 million and nil, respectively, as a result of the finalization of certain tax audits (whereby certain matters were settled) and the expiration of the statute of limitations related to certain tax positions.

We file income tax returns in various jurisdictions, including Ireland, the United States, Australia, New Zealand, the Philippines and the Netherlands. We are no longer subject to US federal examinations by the IRS for tax years prior to tax year 2014. We are no longer subject to examinations by the Australian Taxation Office for tax years prior to tax year 2013.

New Zealand Weathertightness Claims

Our New Zealand subsidiaries have been and, at times, continue to be joined in a number of construction defect and/or product liability claims in New Zealand that relate to residential buildings (single and multi-family dwellings) and a number of non-residential buildings, primarily constructed from 1998 to 2004. The claims have often involved multiple parties and alleged that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims have typically included allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

We recognize a liability for both asserted and unasserted claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against our New Zealand subsidiaries, the existence of any co-defendants involved

James Hardie 2017 Annual Report on Form 20-F	168

in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme, the amount of loss estimated to be allocable to our New Zealand subsidiaries in instances that involve co-defendants in defending the claim and the extent to which our New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions.

We have made a provision for the asserted and unasserted New Zealand weathertightness claims within Other Current Liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and Other Receivables.

The estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued.

For further information, see Note 13 to our consolidated financial statements in Section 2.

Other Legal Matters

Environmental

Our operations, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. Our policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

Other Product Liability

As of 31 March 2017, one of our US subsidiaries has been named as a defendant in 14 related lawsuits in nine separate US federal district courts. Each lawsuit has a different set of facts and circumstances; however, the lawsuits all relate to products allegedly manufactured by the subsidiary, raise virtually the same claims and are brought by the same underlying group of plaintiffs’ counsel. In addition to the individually-named plaintiffs, each lawsuit seeks to pursue claims on behalf of a purported but unidentified class of homeowners.

The plaintiffs moved to transfer and consolidate all of the related actions within one federal district court, and their motion was granted in June 2012. However, no class has been certified. We believe we have meritorious defenses to each lawsuit and in opposition to class certification, and intend to vigorously defend the actions.

James Hardie 2017 Annual Report on Form 20-F	169

CONTROLS AND PROCEDURES

Management’s Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the difficulty in identifying unlikely future events, and the difficulty in eliminating misconduct completely. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, our disclosure controls and procedures were effective at a reasonable assurance level as of 31 March 2017, to ensure the information required to be disclosed in the reports that we file or submit under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2017. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2017.

The effectiveness of our internal control over financial reporting as of 31 March 2017 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

James Hardie 2017 Annual Report on Form 20-F	170

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of James Hardie Industries plc

We have audited James Hardie Industries plc’s internal control over financial reporting as of 31 March 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). James Hardie Industries plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, James Hardie Industries plc maintained, in all material respects, effective internal control over financial reporting as of 31 March 2017 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of James Hardie Industries plc as of 31 March 2017 and 2016, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended 31 March 2017, and our report dated 18 May 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Irvine, California

18 May 2017

James Hardie 2017 Annual Report on Form 20-F	171

EMPLOYEES

During each of the last three fiscal years, we employed the following average number of people:

	Fiscal Years Ended 31 March
	2017	2016	2015
Fiber Cement United States and Canada	2,390	2,095	2,048
Fiber Cement Australia	484	475	480
Fiber Cement New Zealand	155	157	148
Fiber Cement Philippines	223	190	182
Pipes Australia[1]	-	35	66
Fiber Cement Europe	81	71	64
Other Businesses – United States	29	24	18
Research & Development, including Technology	156	155	129
General Corporate	59	55	43
Total Employees	3,577	3,257	3,178

1	During the first quarter of fiscal year 2016, we completed the sale of our Australian Pipes business.

As of the end of 31 March 2017, of the 3,577 average number of people employed, approximately 170 employees have their employment conditions determined by collective agreements negotiated with labor unions (approximately 86 and 84 employees in Australia and New Zealand, respectively). Under Australian law, we cannot keep records of union members, as such, it is possible that some of the employees covered by the collective agreements may not be members of a union. Our management believes that we have a satisfactory relationship with these unions and its members and there are currently no ongoing labor disputes. We currently have no employees who are members of a union in the United States.

LISTING DETAILS

As a company incorporated under the laws of Ireland, we have listed our securities for trading on the ASX, through Clearing House Electronic Subregister System (“CHESS”), via CHESS Units of Foreign Securities (“CUFS”). CUFS are a form of depositary security that represent a beneficial ownership interest in the securities of a non-Australian corporation. Each of our CUFS represents the beneficial ownership of one share of common stock of JHI plc, the legal ownership of which is held by CDN. The CUFS are listed and traded on the ASX under the symbol “JHX.”

We have also listed our securities for trading on the NYSE. We sponsor an ADS program, whereby beneficial ownership of CUFS is represented by ADS. These ADSs trade on the NYSE in the form of American Depositary Receipts (“ADRs”), under the symbol “JHX.” Previously, the beneficial ownership ratio under our ADS program was five CUFS to each ADS; however, effective 18 September 2015, the beneficial ownership ratio was changed to a 1-to-1 CUFS to ADS ratio. Since fiscal year 2015, Deutsche Bank Trust Company Americas (“Deutsche Bank“) has acted as the depository for our ADS program. Unless the context indicates otherwise, when

James Hardie 2017 Annual Report on Form 20-F	172

we refer to ADSs, we are referring to ADRs or ADSs and when we refer to our common stock we are referring to the shares of our common stock that are represented by CUFS.

Trading Markets

Our securities are listed and quoted on the following stock exchanges:

Common Stock (in the form of CUFS)	Australian Securities Exchange
ADSs	New York Stock Exchange

We cannot predict the prices at which our shares and ADSs will trade or the volume of trading for such securities, nor can we assure you that these securities will continue to meet the applicable listing requirements of these exchanges.

Price History

The trading prices of JHI plc CUFS and ADSs on the ASX and NYSE, respectively, are as follows:

JHI plc CUFS on ASX
Period	High (A$)	Low (A$)
Fiscal year ended:
31 March 2017	23.09	17.63
31 March 2016	20.04	14.15
31 March 2015	15.67	11.16
31 March 2014	15.21	8.47
31 March 2013	10.50	6.87
Fiscal quarter ended:
31 March 2017	22.22	18.25
31 December 2016	22.39	17.80
30 September 2016	23.09	20.09
30 June 2016	21.56	17.63
31 March 2016	18.68	14.24
31 December 2015	19.29	14.89
30 September 2015	20.04	16.20
30 June 2015	18.43	14.15
Month ended:
30 April 2017	22.73	20.17
31 March 2017	20.96	19.40
28 February 2017	21.08	18.25
31 January 2017	22.22	20.25
31 December 2016	22.39	20.68
30 November 2016	21.06	17.80

JHI plc ADS on NYSE[1]
Period	High (US$)	Low (US$)
Fiscal year ended:
31 March 2017	17.30	13.45
31 March 2016	72.19	10.19
31 March 2015	68.51	48.39
31 March 2014	72.26	39.97
31 March 2013	54.00	34.00
Fiscal quarter ended:
31 March 2017	16.16	14.00
31 December 2016	16.25	14.30
30 September 2016	17.30	15.28
30 June 2016	15.84	13.45
31 March 2016	14.28	10.19
31 December 2015	13.62	10.30
30 September 2015	72.19	11.87
30 June 2015	70.34	57.20
Month ended:
30 April 2017	17.06	15.52
31 March 2017	16.00	14.89
28 February 2017	16.14	14.00
31 January 2017	16.16	15.39
31 December 2016	16.25	15.32
30 November 2016	15.69	14.30

1	Effective 18 September 2015, the beneficial ownership ratio under our ADS program was changed from five CUFS to each ADS to one CUFS to each ADS.

James Hardie 2017 Annual Report on Form 20-F	173

Trading on the Australian Securities Exchange

The ASX is headquartered in Sydney, Australia, with branches located in each Australian state capital. Our CUFS trade on the ASX under the symbol “JHX.” The ASX is a publicly listed company with trading being undertaken by brokers licensed under the Australian Corporations Act. Trading principally takes place between the hours of 10:00 a.m. and 4:00 p.m. Australian Eastern Standard Time on each weekday (excluding Australian public holidays). Settlement of trades in uncertificated securities listed on the ASX is generally effected electronically. This is undertaken through CHESS, which is the clearing and settlement system operated by the ASX.

Trading on the New York Stock Exchange

In the United States, our ADSs trade on the NYSE under the symbol “JHX.” Trading principally takes place between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time on each weekday (excluding US public holidays). All inquiries and correspondence regarding ADSs should be directed to Deutsche Bank, 60 Wall Street, New York, New York 10005, United States. To speak directly to a Deutsche Bank representative, please call 1-212-250-9100. You may also send an e-mail inquiry to adr@db.com or visit the Deutsche Bank website at https:\\www.adr.db.com.

Fees and Charges Payable by Holders of our ADSs

The following is a summary of the fee provisions of our deposit agreement with Deutsche Bank. For more complete information regarding our ADS program, investors are directed to read the entire amended deposit agreement, a copy of which has been filed as Exhibit 2.1 and 2.2 to this Annual Report.

Service	Fees
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS issued
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS issued
Operational and maintenance costs	An annual fee of US $0.05 per ADS held on the applicable record date established by the depositary

Additionally, under the terms of our deposit agreement, Deutsche Bank is entitled to charge each registered holder the following:

•	taxes and other governmental charges;
•	registration fees as may from time to time be in effect for the registration of transfers of CUFS generally on the CHESS;
•	expenses for cable, telex and fax transmissions and delivery services;
•	expenses incurred for converting foreign currency into US dollars;

James Hardie 2017 Annual Report on Form 20-F	174

•	fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements applicable to CUFS, deposited securities, ADSs and ADRs; and
•	fees and expenses incurred in connection with the delivery or servicing of CUFS on deposit.

If any tax or other governmental charge becomes payable with respect to any security on deposit, such tax or other governmental charge is payable by the ADS holder to Deutsche Bank. Deutsche Bank may refuse to affect any transfer or withdrawal of a deposited security until such payment is made. Deutsche Bank may withhold any dividends or other distributions or may sell for the account of the ADS holder any part or all of the deposited securities, and may apply such dividends, other distributions, or proceeds of any such sale in payment of such tax or other governmental charge and the ADS holder will remain liable for any deficiency.

Generally, Deutsche Bank collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Additionally, Deutsche Bank collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. Deutsche Bank may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system of accounts of participants acting for them. Deutsche Bank may generally refuse to provide fee-attracting services until its fees for those services are paid.

As part of its service as depositary, Deutsche Bank has agreed: (i) to arrange for the local custody of the underlying shares and absorb the costs of servicing the same; (ii) to make certain annual reimbursements to us based on a percentage of net revenues collected for ADS issuance and cancellation fees, net of custody costs, which we will use toward investor relations expenses and other expenses related to the maintenance of the ADS program (no reimbursements of this type were paid by Deutsche Bank in fiscal year 2017); (iii) to waive the cost associated with administrative and reporting services under the ADS program, such costs being valued at US$60,000 per year; and (iv) to waive the access charges to www.adr.db.com, such costs being valued at US$10,000 per year. In addition, Deutsche Bank agreed to reimburse or waive certain legal, printing and advertising and promotional costs relative to our transfer of the ADS program from Bank of New York Mellon (US$58,929).

James Hardie 2017 Annual Report on Form 20-F	175

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

(Number of shares in millions)

Period	Total shares (or Units) purchased	Average price paid per share (or Unit) in US$	Total shares purchased as part of publicly announced programs [1]	Maximum number of shares that may yet be purchased under the programs [1]
April 1 - 30, 2016	-	-	-	20.6
May 1 - 20, 2016	-	-	-	20.6
May 21 - 31, 2016	-	-	-	6.1
June 1 - 30, 2016	-	-	-	6.1
July 1 - 31, 2016	-	-	-	6.1
August 1 - 31, 2016	2.7	16.95	2.7	3.4
September 1 - 30, 2016	3.4	15.94	3.4	-
October 1 - 31, 2016	-	-	-	-
November 1 - 30, 2016	-	-	-	-
December 1 - 31, 2016	-	-	-	-
January 1 - 31, 2017	-	-	-	-
February 1 - 28, 2017	-	-	-	-
March 1 - 31, 2017	-	-	-	-

1	During fiscal year 2017, the Company operated two separate share repurchase programs. The first program (the “fiscal year 2016 program”) to repurchase up to 5% of our issued share capital (approximately 22.3 million shares) was announced on 21 May 2015 and expired on 21 May 2016. Under the fiscal year 2016 program, we repurchased approximately 1.7 million shares at a cost of US$22.3 million. The second program (the “fiscal year 2017 program”) to repurchase up to US$100.0 million of its issued capital (approximately 6.1 million shares) was announced on 19 May 2016 and expired on 19 May 2017. Under the fiscal year 2017 program, we repurchased approximately 6.1 million shares at a cost of US$99.8 million.

James Hardie 2017 Annual Report on Form 20-F	176

CONSTITUTION

General

Our corporate domicile is in Ireland and our registered office is located at Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. We are registered at the Companies Registration Office of the Department of Jobs, Enterprise and Innovation in Dublin, Ireland under number 485719. The following is a summary of the key provisions contained in our current Constitution, which was adopted by shareholders at our 2015 Annual General Meeting.

Key Provisions of Our Constitution

Purpose of the Company

Our main object, which is stated in our Memorandum of Association, is to:

“carry on the businesses of manufacturer, distributor, wholesaler, retailer, service provider, investor, designer, trader and any other business (except the issuing of policies of insurance) which may seem to the Company’s board of directors capable of being conveniently carried on in connection with these objects or calculated directly or indirectly to enhance the value of or render more profitable any of the Company’s property.”

The Memorandum of Association also states that we will have the power to carry on the business of a holding company and co-ordinate the administration, finances and activities of any subsidiary companies or associated companies. Our objects and purposes are set out in Clause 3 of our Memorandum of Association.

We also have the usual powers of an Irish plc. These include the power to borrow, to charge assets, to grant guarantees and indemnities, to incorporate new companies and to acquire existing companies.

Provisions of Our Articles of Association Related to Directors

General and borrowing powers

Our Articles of Association grant the directors a general power to manage the Company, but in some instances, not all, expressly limit the duties of directors. The directors will have the power to exercise all of the powers of the Company that have not been otherwise expressly reserved to the shareholders by Irish Company Law or our Articles of Association. In addition, the directors are also granted certain specific powers by our Articles of Association, including:

•	the power to delegate their powers to the CEO, any director, any person or persons employed by us or any of our subsidiaries or to a committee of the Board;
•	the power to appoint attorneys to act on our behalf;
•	the power to borrow money on our behalf and to mortgage or charge our undertaking, property, assets, and uncalled capital as security for such borrowings; and
•	the power to do anything that is necessary or desirable for us to participate in any computerized, electronic or other system for the facilitation of the transfer of CUFS or the operation of our registers that may be owned, operated or sponsored by the ASX.

James Hardie 2017 Annual Report on Form 20-F	177

The directors’ borrowing powers can be varied by amending the relevant article in accordance with Irish law. This would require a ‘special resolution’ of shareholders (i.e., a resolution which has been passed by not less than 75% of votes cast (in person or by proxy) at a duly convened and quorate general meeting of shareholders).

Under Irish law, directors have certain common law and statutory fiduciary duties. Under the Irish Companies Act 2014, directors must (amongst other things) act in good faith in what the director considers to be the interests of the Irish plc and to act honestly and responsibly in relation to the conduct of the affairs of the Irish plc. Many (but not all) fiduciary duties, which were previously founded under common law, have been given a statutory basis by the Irish Companies Act 2014.

In addition to the powers granted to our directors as outlined above, the table below sets forth a summary of certain other provisions contained within our Articles of Association related to Directors:

Provision	Details
Power to vote on proposals, arrangements or contracts in which the director is materially interested

The Company’s Articles of Association provide that a director cannot vote on any resolution concerning a matter in which he has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with the interests of the Company. A director cannot be counted in the quorum present at a meeting in relation to any such resolution on which the director is not entitled to vote.

Under Irish law, directors who have a personal interest in a contract or a proposed contract with the Company are required to declare the nature of their interest at a meeting of the directors of the Company. The Company is required to maintain a register of such declared interests which must be made available for inspection by the shareholders at general meetings.

Power to vote on compensation

The maximum aggregate ordinary remuneration of the non-executive directors is US$2,300,000 per annum and can be increased from time to time by an ordinary resolution. Changes to non-executive director remuneration are recommended by the Remuneration Committee and are approved at a properly convened meeting of the Board (which consists of nine non-executive directors and the CEO).

There is no requirement for our shareholders to approve the remuneration policy. The Company currently intends to continue voluntarily producing a remuneration report.

These provisions are subject to the relevant listing rules of the ASX regarding director remuneration.

Age limit for retirement or non-retirement	Our Articles of Association do not include any provisions regarding the mandatory retirement age of a director.
Number of shares for director’s qualification	No director will require a share qualification in order to act as a director.

James Hardie 2017 Annual Report on Form 20-F	178

Issuance of Shares; Pre-emptive Rights

We have been registered with one class of shares; however, our Articles of Association allow for any share to be issued with such rights or restrictions as the shareholders may by ordinary resolution determine.

Shareholders may authorize us (acting through our directors) by special resolution to issue shares in whatever manner on the basis that they will be subsequently redeemed. Once issued, we may cancel redeemed shares or alternatively hold them as treasury shares (which subsequently will be reissued or cancelled).

The Board has the power: (a) to issue shares up to a maximum of our authorized share capital; and (b) to limit or exclude statutory pre-emptive rights in respect of such issue for cash consideration, for a period of up to five years in each case, subject to renewal, by a special resolution of shareholders (which requires the approval of holders of 75% of shares present in person or by proxy and voting at the relevant general meeting) in the case of disapplication of statutory pre-emptive rights, and an ordinary resolution (which requires the approval of holders of a majority of shares present in person or by proxy and voting at the relevant general meeting) in the case of authorizing the board to issue shares.

Our Articles of Association grant these authorizations to the Board, which will expire (unless renewed) on 14 August 2020.

These authorizations are subject to the listing rules of the ASX and NYSE in relation to the issue of new equity securities, which require:

•	in the case of the ASX, shareholder approval for the issue of equity securities which exceed 15% of the number of equity securities on issue (as determined in accordance with the ASX listing rules and subject to the various exemptions set out therein); and
•	in the case of the NYSE, shareholder approval for the issuance of shares that have or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such shares (subject to certain exceptions).

If the Board is at any time not designated as the authorized body for such powers, the shareholders acting by ordinary resolution have the power to issue shares, but only upon the proposal of the Board.

As an Irish company that has listed securities in Australia and the United States, we are subject to applicable legislation regarding insider trading. Generally, Australian law prohibits persons from trading on the basis of information which is not generally available and which, if it were generally available, a reasonable person would expect to have a material effect on the price or value of securities. Similarly, in the United States, persons are prohibited from trading on the basis of material, non-public information. We have adopted an internal code on insider trading consistent with Australian and US laws and regulations.

Repurchase of Shares and Reduction of Capital

Irish law permits us to redeem our shares (provided such shares are redeemable) at any time whether on or off market without shareholder approval. Accordingly, our Articles of Association

James Hardie 2017 Annual Report on Form 20-F	179

provide that, when we agree to acquire any shares (unless we elect to treat the acquisition as a purchase), it shall be a term of such contract that the relevant shares become redeemable on the entry into of that contract and that completion of that contract shall constitute redemption of the relevant shares. This means that we may acquire our own shares.

In addition, Irish law permits an Irish company and its subsidiaries to make market purchases of the shares of the Irish company on a recognized stock exchange if shareholders of the company have granted the company and/or its subsidiaries a general authority by ordinary resolution to do so. Currently, the Irish Stock Exchange, the NYSE, NASDAQ and the London Stock Exchange are the recognized stock exchanges for this purpose.

As the ASX is not currently a recognized stock exchange for the purposes of Irish law, on- and off-market purchases of our shares (by way of trading CUFS) will only be available to us through their redemption in accordance with the redemption mechanism in our Articles of Association, outlined above, provided we do not treat such acquisition as a purchase.

A redemption or repurchase of shares may only be funded out of distributable reserves or out of the proceeds of a fresh issue of shares for that purpose.

Under Irish Company Law, the Board may determine whether shares that we have repurchased or redeemed will either be held in treasury or cancelled. However, under Irish Company Law, the nominal value of treasury shares held by us may not, at any one time, exceed 10% of the nominal value of our issued share capital.

Unless otherwise required by an Irish plc’s Articles of Association or Irish law, no business other than the appointment of a chairman may be transacted at any general meeting unless at least 5% of Irish plc’s issued share capital is present or represented.

Shareholders Meetings and Voting Rights

Our AGMs will generally be held in Ireland unless shareholder approval, pursuant to an ordinary resolution, is granted at the preceding AGM to hold the following general meeting outside of Ireland. There is no requirement that extraordinary general meetings be held in Ireland. We must hold an AGM in each calendar year and within nine months after the financial year end and we shall announce the date of each AGM no less than 35 business days before such meeting is due to be held. All business that is transacted at an AGM shall be deemed to be special business, except: (1) the consideration of the Company’s statutory financial statements and the report of the directors and the report of the auditors of those statements and that report; (2) the review by the members of the Company’s affairs; (3) the declaration of a dividend (if any) of an amount not exceeding the amount recommended by the directors; (4) the election of directors in the place of those retiring (whether by rotation or otherwise); (5) subject to the relevant provisions of the Irish Companies Act 2014, the appointment or reappointment of the auditors; and (6) the authorization of the directors to approve the remuneration of the auditors.

We shall announce the date of an extraordinary general meeting no less than 35 business days before such meeting is due to be held save in exceptional circumstances where the Board resolves otherwise. An extraordinary general meeting may be convened by (1) the directors of

James Hardie 2017 Annual Report on Form 20-F	180

their own volition or (2) by directors upon being requested to do so pursuant to Irish Company Law, by one or more persons who alone or together hold 10% of our issued share capital. An extraordinary general meeting must be convened within 21 calendar days after such a request has been made of us by a shareholder (who holds 10% or more of our issued share capital), and the extraordinary general meeting must be held no later than two months after such a request has been made by a shareholder.

One or more persons who alone or together hold at least 10% of our issued share capital may request that the Board call an extraordinary general meeting. In addition, such holders may also request that the Board place a matter on the agenda of any general meeting so long as any such request shall be received by us at least 30 business days before the general meeting to which it relates, at such postal or e-mail address as specified by us for that purpose in the announcement of the general meeting. Such request must be accompanied by stated grounds justifying its inclusion, or a draft resolution, together not to exceed 1,000 words. Such a request will be declined by our Board where: (i) the request is contrary to the Constitution, Irish law or the ASX Listing Rules, or (ii) the time limits specified in the Articles of Association have not been complied with.

Our quorum for general meetings is two or more persons who alone or jointly hold or represent by proxy at least 5% of the Company’s issued share capital and who are entitled to vote upon the business to be transacted.

Our quorum for meetings of a separate class of shareholders is one or more persons who alone or jointly hold or represent by proxy at least 5% in nominal value of the issued shares of the class.

Holders of CUFS and ADSs do not appear on our share register as legal holders of shares. Accordingly, the ability to call an extraordinary general meeting only may be exercised, in the case of holders of CUFS, by providing instructions to the CUFS depositary or by converting their CUFS to shares, and, in the case of holders of ADSs, by converting their ADSs to CUFS and thereafter providing instructions to the CUFS depositary or converting their CUFS to shares.

All shares issued have the right to one vote for each share held on every matter submitted to a vote of the shareholders. CUFS holders are entitled to attend and to speak at our shareholder meetings and can vote at our shareholder meetings:

•	by instructing CDN, as legal owner of our shares represented by CUFS, how to vote the shares represented by the holder’s CUFS;
•	by directing CDN to appoint itself (or another person) as the nominated proxy pursuant to a voting instruction form provided by the Company; or
•	by converting the holder’s CUFS into our shares and voting the shares at the meeting, which must be undertaken prior to the meeting. However, in order to sell their shares on the ASX thereafter, it will first be necessary to convert them back to CUFS.

ADS holders will not be entitled to attend our general meetings of shareholders, but can vote by giving an instruction to Deutsche Bank, as the ADS depositary on how to instruct CDN to vote at a meeting.

Irish law and our Articles of Association currently do not impose any limitations on the rights of persons who are not residents of Ireland to hold or vote shares, solely as a result of such non-resident status.

James Hardie 2017 Annual Report on Form 20-F	181

Annual Report

Our fiscal year runs from 1 April through 31 March. Irish law requires that our annual accounts must be laid before the shareholders at the AGM within nine months of the balance sheet date and that copies of our financial statements must be sent to the shareholders 21 days before the AGM. We prepare consolidated annual accounts under “modified” US GAAP, which is US GAAP to the extent that it is not inconsistent with Irish Company Law. We will also prepare standalone annual entity accounts under Irish GAAP and lay those accounts before the AGM. The annual accounts will also include report of an independent accountant.

Indemnification

Our Articles of Association provide that our current and former directors, company secretary, employees and persons who may be deemed by our Board to be our agent are indemnified by us for costs, losses and expenses arising out of such person’s exercise of their duties to us. However, under Irish Company Law, this indemnity only binds us to indemnify a current or former director or company secretary where judgment is given in any civil or criminal action in favor of such current or former director or company secretary, or where a court grants relief because the current or former director or company secretary acted honestly and reasonably and ought fairly to be excused. Our Articles of Association apply the same restrictions to employees and persons deemed by our Board to be our agent who are not current or former directors or company secretary.

We have also entered into deeds of access, insurance and indemnity with our directors, company secretary and certain senior employees.

Dividends

Dividends and distributions of assets to shareholders may be declared: (a) in the case of dividends, by the Board; or (b) upon the recommendation of the Board, by an ordinary resolution of shareholders, provided that with respect to dividends or distributions declared pursuant to subsection (b) above, the dividends or distributions may not exceed the amount recommended by the Board.

Dividends and distributions may only be made in-so-far as: (a) we have sufficient distributable profits; and (b) our net assets are not less than the aggregate of called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate.

If directors so resolve, any dividend that has remained unclaimed for 12 years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute us a trustee in respect thereof. However, it is unlikely that any such unclaimed dividends will be forfeited due to the operation of Australian legislation, under which dividends that have been unclaimed for six years are paid to the relevant state authority, through which shareholders can claim a refund of such dividends in the future.

James Hardie 2017 Annual Report on Form 20-F	182

Our Board determines the record dates at which time registered holders of our shares, including CDN issuing CUFS to the ADS depositary, will be entitled to dividends and also sets the payment dates for these dividends. Dividends are declared payable to our shareholders in US dollars. Deutsche Bank, our ADS depositary, receives dividends in US dollars directly from JHI plc on each CUFS dividend payment date and will distribute any dividend to holders of ADSs in US dollars pursuant to the terms of the deposit agreement. Other CUFS holders registered at a dividend record date are paid their dividend on each CUFS dividend payment date in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate shortly after the CUFS dividend record date.

Amendment of Articles of Association

Our Articles of Association may be amended by our shareholders, which include changes to the rights of shareholders, subject to Irish Company Law restrictions, by resolution approved by 75% of the votes cast at a general meeting of shareholders at which at least 5% of our issued share capital is present or represented.

Liquidation Rights

In the event of our liquidation, and after we have paid all debts and liquidation expenses, the excess of any assets shall be distributed among our shareholders in proportion to the capital at the commencement of the winding up which is paid up or credited as paid up on such shares held by our shareholders. As a holding company, our sole material assets will be the capital stock of our subsidiaries.

Limitations on Right to Hold Common Stock

The Irish Takeover Rules regulate takeover and merger transactions, however effected, by which control of a public limited company incorporated in Ireland with a listing of its equity securities on certain specified stock exchanges, including the New York Stock Exchange, may be obtained or consolidated. Control means a holding or aggregate holding of shares carrying 30% or more of the voting rights of a relevant company, irrespective of whether the holding or holdings give de facto control.

The Irish Takeover Rules are statute based. The Irish Takeover Panel is the body that regulates all transactions subject to the Irish Takeover Rules.

Rule 9 of the Irish Takeover Rules states that, except with the consent of the Irish Takeover Panel, when:

•	any person acquires, whether by a series of transactions over a period of time or not, shares or other securities which (taken together with shares or other securities held or acquired by persons acting in concert) carry 30% or more of the voting rights of a relevant company; or
•	any person, who together with persons acting in concert, holds not less than 30% of the voting rights and such person or any person acting in concert with them acquires, in any period of 12 months, additional shares or other securities of more than 0.05% of the total voting rights of the relevant company,

James Hardie 2017 Annual Report on Form 20-F	183

such person must extend offers to the holders of any class of equity securities (whether voting or non-voting) and to holders of any class of transferable voting capital in respect of all such equity securities and transferable voting capital.

A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a relevant company is not subject to Rule 9.

The Irish Takeover Rules also contain rules called “Substantial Acquisition Rules” which restrict the speed with which a person may increase their holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of a relevant company. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

The Irish Takeover Rules are built on the following general principles that apply to any transaction regulated by such rules:

•	all holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected;
•	the holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the offeree’s places of business;
•	the board of an offeree must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;
•	false markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;
•	an offeror must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;
•	an offeree must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and
•	a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Although the Irish Takeover Rules may help to ensure that no person may acquire voting control of us without making an offer to all shareholders, these provisions may also have the effect of delaying or preventing a change in control of the Company.

Disclosure of Holdings

Under Irish law, a person must notify us in writing within five business days of an acquisition or disposition of shares where:

•	such person’s interest was below 3% of our issued share capital prior to such acquisition and equals or exceeds 3% after such acquisition;

James Hardie 2017 Annual Report on Form 20-F	184

•	such person’s interest was equal to or above 3% of our issued share capital before an acquisition or disposition and increases or decreases through an integer of a percentage as a result of such acquisition or disposition (e.g., from 3.8% to 4.3% or from 5.2% to 4.9%); and
•	where such person’s interest was equal to or above 3% of our issued share capital before a disposition and falls below 3% as a result of such disposition.

Failure of a shareholder to disclose its interests in our shares as described above will result in no right or interest of any kind in respect of that person’s shares being enforceable, whether directly or indirectly, by action or legal proceeding.

In addition, under Irish law, we can, if we have reasonable cause to believe that a person or company has an interest in our shares, require such person or company to confirm that belief (or as the case may be) to indicate whether or not it is the case and to provide certain information in relation to such holdings, including details of his or her interest in our shares and the interests (if any) of all persons having a beneficial interest in the shares. To the extent any such information is made available to us, Irish law requires that we make such information available for inspection to any person upon such person’s request.

If a person fails to respond to us when we make a request for information in the manner described above, we may apply to the High Court of Ireland for an order stating that: (a) any transfer of such shares will be void; (b) such shares will have no voting rights; (c) no further shares will be issued in right of those shares or pursuant to any offer made to the holder thereof; and (d) such shares will not be entitled to any payment from us.

The restrictions described above, whether imposed for a failure to disclose a notifiable interest or for a failure to respond to a request for information, may only be lifted by an order of the High Court of Ireland.

Shareholders are also subject to beneficial ownership reporting disclosure requirements under US securities laws, including the filing of beneficial ownership reports on Schedules 13D and 13G with the SEC. The SEC’s rules require all persons who beneficially own more than 5% of a class of securities registered with the SEC to file either a Schedule 13D or 13G. This filing requirement applies to all holders of our shares of common stock, ADSs or CUFS because our securities have been registered with the SEC. The number of shares of common stock underlying ADSs and CUFS is used to determine whether a person beneficially owns more than 5% of the class of securities. This beneficial ownership reporting requirement applies whether or not the holders are residents of the United States. The determination of whether to file a Schedule 13D or a Schedule 13G depends primarily on the nature of the beneficial owner and the circumstances surrounding the person’s beneficial ownership. A copy of the rules and regulations relating to the reporting of beneficial ownership with the SEC, as well as Schedules 13D and 13G, are available on the SEC’s website at www.sec.gov.

Company Books of Accounts

The Company is responsible for ensuring that it keeps adequate accounting records. The measures taken by the directors to secure compliance with the Company’s obligation to keep adequate accounting records are the use of appropriate systems and procedures and employment of competent persons. We have appointed a Chief Financial Officer who makes

James Hardie 2017 Annual Report on Form 20-F	185

regular reports to the Board and ensures compliance with the requirements of Chapter 2 of Part 6 of the Irish Companies Act 2014. The Company also has a Global Controller, who works closely with the Chief Financial Officer and makes regular reports to our Audit Committee. The accounting records of the Company are kept at its registered office in Ireland.

MATERIAL CONTRACTS

Other than the contracts that are described elsewhere in this Annual Report, including, without limitation, the AFFA and related agreements, our Revolving Credit Facility, the indenture governing our senior unsecured notes, the deposit agreement governing our ADS program, our executive compensation and equity incentive plans and certain material employment contracts described in “Section 1 – Remuneration” and any material contracts that have been entered into in the ordinary course of business, the Company does not have any material contracts otherwise requiring disclosure in this Annual Report.

EXCHANGE CONTROLS

The European Commission has imposed financial sanctions on a number of countries throughout the world that are suspected of being involved in activities such as terrorism or repression of its citizens. Ireland has given effect to these sanctions through the implementation of regulations and statutory instruments. We do not have any subsidiaries located in countries with imposed financial sanctions by the European Commission. In addition, we do not conduct business or other revenue-generating activities in these countries.

Except for restrictions contained in the regulations or statutory instruments referred to above, there are no legislative or other legal provisions currently in force in Ireland or arising under our Constitution restricting the import or export of capital, including the availability of cash and cash equivalents for use by JHI plc and its wholly owned subsidiaries, or remittances to our security holders not resident in Ireland. In addition, except for restrictions contained in the regulations or statutory instruments referred to above, cash dividends payable in US dollars on our common stock may be officially transferred from Ireland and converted into any other convertible currency.

There are no limitations, either by Irish law or in our Constitution, on the right of non-residents of Ireland to hold or vote our common stock.

TAXATION

The following summarizes the material US and Irish tax consequences of an investment in shares of our common stock. This summary does not address every aspect of taxation relevant to a particular investor subject to special treatment under any applicable law and is not intended to apply in all respects to all categories of investors. In addition, except for the matters discussed under “Irish Taxation”, this summary does not consider the effect of other foreign tax laws or any state, local or other tax laws that may apply to an investment in shares of our common stock. This summary assumes that we will conduct our business in the manner described in this Annual Report. Changes in our organizational structure or the manner in which we conduct our business may invalidate all or parts of this summary. The laws on which this summary is based could change, perhaps with retroactive effect, and any law changes could invalidate all or parts of this summary. We will not update this summary for any law changes after the date of this Annual Report.

James Hardie 2017 Annual Report on Form 20-F	186

This discussion does not bind either the US or Irish tax authorities or the courts of those jurisdictions. Except where outlined below, we have not sought a ruling nor will we seek a ruling of the US or Irish tax authorities about matters in this summary. We cannot assure you that those tax authorities will concur with the views in this summary concerning the tax consequences of the purchase, ownership or disposition of our common stock or that any reviewing judicial body in the United States or Ireland would likewise concur.

Prospective investors should consult their tax advisors regarding the particular tax consequences of acquiring, owning and disposing of shares of our common stock, including the effect of any foreign, state or local taxes.

United States Taxation

The following is a summary of the material US federal income tax consequences generally applicable to “US Shareholders” (as defined below) who beneficially own shares of our common stock and hold the shares as capital assets. For purposes of this summary, a “US Shareholder” means a beneficial owner of our common stock that is: (1) an individual who is a citizen or resident of the United States (as defined for US federal income tax purposes); (2) a corporation or other entity created or organized in or under the law of the United States or any of its political subdivisions; (3) an estate whose income is subject to US federal income taxation regardless of its source; or (4) a trust if (i) a court in the United States can exercise primary supervision over the administration of the trust, and one or more United States persons can control all of the substantial decisions of the trust, or (ii) the trust has in effect a valid election to be treated as a United States person for US federal income tax purposes. If a partnership (including for this purpose any entity treated as a partnership for US federal tax purposes) is a beneficial owner of a share of our common stock, the US federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our common stock that is a partnership and partners in that partnership should consult their own tax advisers regarding the US federal income tax consequences of holding and disposing of those shares.

This summary does not comprehensively describe all possible tax issues that could influence a current or prospective US Shareholder’s decision to buy or sell shares of our common stock. In particular, this summary does not discuss: (1) the tax treatment of special classes of US Shareholders, like financial institutions, life insurance companies, tax exempt organizations, tax-qualified employer plans and other tax-qualified or qualified accounts, investors liable for the alternative minimum tax, dealers in securities, shareholders who hold shares of our common stock as part of a hedge, straddle or other risk reduction arrangement, or shareholders whose functional currency is not the US dollar; (2) the tax treatment of US Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of our voting stock; and (3) the application of other US federal taxes, like the US federal estate tax. The summary is based on the Internal Revenue Code (the “Code”), applicable US Department of Treasury regulations, judicial decisions and administrative rulings and practice, all as of the date of this Annual Report.

James Hardie 2017 Annual Report on Form 20-F	187

Treatment of ADSs

For US federal income tax purposes, a holder of an ADS is considered the owner of the shares of stock represented by the ADS. Accordingly, except as otherwise noted, references in this summary to ownership of shares of our common stock includes ownership of the shares of our common stock underlying the corresponding ADSs.

Taxation of Distributions

Subject to the passive foreign investment company rules discussed below, the tax treatment of a distribution on shares of our common stock held by a US Shareholder depends on whether the distribution is from our current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent a distribution is from our current or accumulated earnings and profits, a US Shareholder will include the amount of the distribution in gross income as a dividend. To the extent a distribution exceeds our current and accumulated earnings and profits, a US Shareholder will treat the excess first as a non-taxable return of capital to the extent of the US Shareholder’s tax basis in those shares and thereafter as capital gain. See the discussion of “Capital Gain Rates” below. Notwithstanding the foregoing described treatment, we do not intend to maintain calculations of our current and accumulated earnings and profits. Dividends received on shares of our common stock will not qualify for the inter-corporate dividends received deduction.

Distributions to US Shareholders that are treated as dividends may be subject to a reduced rate of tax under US tax laws. For taxable income years beginning after 31 December 2012, “qualified dividend income” is generally subject to a maximum rate of 20%. “Qualified dividend income” includes dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” includes (1) a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program and (2) a foreign corporation that pays dividends with respect to shares of its stock that are readily tradable on an established securities market in the United States. We believe that we are, and will continue to be, a “qualified foreign corporation” and that dividends we pay with respect to our shares will qualify as “qualified dividend income.” To be eligible for the 20% tax rate, a US Shareholder must hold our shares un-hedged for a minimum holding period (generally, 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date of the distribution). Although we believe we presently are, and will continue to be, a “qualified foreign corporation,” we cannot guarantee that we will so qualify. For example, we will not constitute a “qualified foreign corporation” if we are classified as a “passive foreign investment company” (discussed below) in either the taxable year of the distribution or the preceding taxable year. In addition, the net investment income (including dividend income) of certain taxpayers are subject to an additional 3.8% tax rate.

Distributions to US Shareholders that are treated as dividends are generally considered income from sources outside the United States and, for purposes of computing the limitations on foreign tax credits that apply separately to specific categories of income, foreign source “passive category” income or, in the case of certain holders, “general category” income. In addition, special rules will apply to determine a US Shareholder’s foreign tax credit limitation if a dividend distributed with respect to our shares constitutes “qualified dividend income” (as described above). See the discussion of “Credit of Foreign Taxes Withheld” below.

James Hardie 2017 Annual Report on Form 20-F	188

The amount of any distribution we make on shares of our common stock in foreign currency generally will equal the fair market value in US dollars of that foreign currency on the date a US Shareholder receives it. A US Shareholder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt and will recognize ordinary US source gain or loss when it sells or exchanges the foreign currency. US Shareholders who are individuals will not recognize gain upon selling or exchanging foreign currency if the gain does not exceed US$200 in a taxable year and the sale or exchange constitutes a “personal transaction” under the Code. The amount of any distribution we make with respect to shares of our common stock in property other than money will equal the fair market value of that property on the date of distribution.

Credit of Foreign Taxes Withheld

Under certain conditions, including a requirement to hold shares of our common stock un-hedged for a certain period, and subject to limitations, a US Shareholder may claim a credit against the US Shareholder’s federal income tax liability for the foreign tax owed and withheld or paid with respect to distributions on our shares. Alternatively, a US Shareholder may deduct the amount of withheld foreign taxes, but only for a year for which the US Shareholder elects to deduct all foreign income taxes. Complex rules determine how and when the foreign tax credit applies, and US Shareholders should consult their tax advisers to determine whether and to what extent they may claim foreign tax credits.

Sale or Other Disposition of Shares

Subject to the passive foreign investment company rules discussed below, a US Shareholder will recognize capital gain or loss on the sale or other taxable disposition of shares of our common stock, equal to the difference between the US Shareholder’s adjusted tax basis in the shares sold or disposed of and the amount realized on the sale or disposition. Individual US Shareholders may benefit from lower marginal tax rates on capital gains recognized on shares sold, depending on the US Shareholder’s holding period for the shares. See the discussion of “Capital Gain Rates” below. Capital losses that do not offset capital gains are subject to limitations on deductibility. The gain or loss from the sale or other disposition of shares of our common stock generally will be treated as income from sources within the United States for foreign tax credit purposes, unless the US Shareholder is a US citizen residing outside the United States and certain other conditions are met.

Capital Gain Rates

Effective 1 January 2013, long-term capital gains of certain US individual Shareholders are subject to a maximum rate of 20%. In addition, the “net investment income” (including long and short-term capital gain income) of certain taxpayers is subject to an additional tax of 3.8%.

Passive Foreign Investment Company (“PFIC”) Status

Special US federal income tax rules apply to US Shareholders owning capital stock of a PFIC. A foreign corporation will be a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its assets is “passive assets” (generally assets that generate passive income or assets held for the production of passive

James Hardie 2017 Annual Report on Form 20-F	189

income). For these purposes, passive income excludes certain interest, dividends or royalties from related parties. If we were a PFIC, each US Shareholder would likely face increased tax liabilities upon the sale or other disposition of shares of our common stock or upon receipt of “excess distributions,” unless the US Shareholder elects (1) to be taxed currently on its pro rata portion of our income, regardless of whether the income was distributed in the form of dividends or otherwise (provided we furnish certain information to our shareholders), or (2) to mark its shares to market by accounting for any difference between the shares’ fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income (provided our ADSs, CUFS or common shares satisfy a test for being regularly traded on a qualified exchange or other market). Because of the manner in which we operate our business, we are not, nor do we expect to become, a PFIC.

Controlled Foreign Corporation Status

If more than 50% of either the voting power of all classes of our voting stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of which owns 10% or more of the total combined voting power of all classes of our stock entitled to vote, which we refer to as “10-Percent Shareholders,” we could be treated as a Controlled Foreign Corporation (“CFC”), under the Code. This classification would, among other consequences, require 10-Percent Shareholders to include in their gross income their pro rata shares of our “Subpart F income” (as specifically defined by the Code) and our earnings invested in US property (as specifically defined by the Code).

In addition, gain from the sale or exchange of our common shares by a United States person who is or was a 10-Percent Shareholder at any time during the five-year period ending with the sale or exchange is treated as dividend income to the extent of the earnings and profits attributable to the stock sold or exchanged. Under certain circumstances, a corporate shareholder that directly owns 10% or more of our voting shares may be entitled to an indirect foreign tax credit for income taxes we paid in connection with amounts so characterized as dividends under the Code.

US Federal Income Tax Provisions Applicable to Non-United States Holders

A Non-US Holder means a beneficial owner of our common stock that is (1) a non-resident alien of the United States for US federal income tax purposes; (2) a corporation created or organized in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a US Shareholder. A Non-US Shareholder generally will not be subject to US federal income taxes, including US withholding taxes, on any dividends paid on our shares or on any gain realized on a sale, exchange or other disposition of the shares unless the dividends or gain is effectively connected with the conduct by the Non-US Shareholder of trade or business in the United States (and is attributable to a permanent establishment or fixed base the Non-US Shareholder maintains in the United States if an applicable income tax treaty so requires as a condition for the Non-US Shareholder to be subject to US taxation on a net income basis on income related to the common stock). A corporate Non-US Shareholder under certain circumstances may also be subject to an additional “branch profits tax” on that type of income, the rate of which may be reduced pursuant to an applicable income tax treaty. In addition, gain recognized on a sale, exchange or other disposition of our shares by a Non-US Shareholder who

James Hardie 2017 Annual Report on Form 20-F	190

is an individual generally will be subject to US federal income taxes if the Non-US Shareholder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or other disposition occurs and certain other conditions are met.

US Information Reporting and Backup Withholding

Dividend payments on shares of our common stock and proceeds from the sale, exchange or redemption of shares of our common stock may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 28%. Backup withholding will not apply to a shareholder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. United States persons who are required to establish their exempt status generally must provide that certification on a properly completed Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US Shareholders generally will not be subject to US information reporting or backup withholding. However, Non-US Shareholders may be required to provide certification of non-US status in connection with payments received in the United States or through certain US related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a shareholder’s US federal income tax liability, and a shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Irish Taxation

The following is a summary of the material Irish tax consequences generally applicable to shareholders who invest in shares of our common stock, who are neither tax resident, nor ordinarily resident in, Ireland. This summary does not contain a detailed description of all of the Irish tax consequences for all shareholders, which depend on that shareholder’s particular circumstances, and should not be a substitute for advice from an appropriate professional adviser in relation to all of the possible tax issues that could influence a prospective shareholder’s decision to acquire shares of our common stock. This summary is based on Irish tax legislation, relevant Irish case law, other Irish Revenue guidance and published opinions and administrative pronouncements of the Irish tax authorities, income tax treaties to which Ireland is a party, and such other authorities as we have considered relevant, all as in effect and available as at the date of this Annual Report, any of which may change possibly with retroactive effect.

Treatment of ADSs

In general, for Irish tax purposes, an owner of depositary receipts is considered the owner of the shares of stock represented by depositary receipts. Accordingly, except as otherwise noted, references in this Annual Report to ownership of shares of our common stock includes ownership of the shares underlying the corresponding ADSs.

Irish Dividend Withholding Tax

Distributions made by us to non-Irish resident shareholders will, subject to certain exceptions, be subject to Irish dividend withholding tax at the standard rate of income tax (which is currently 20%)

James Hardie 2017 Annual Report on Form 20-F	191

unless you are a shareholder who falls within one of the categories of exempt shareholders referred to below. Where dividend withholding tax applies, we will be responsible for withholding the dividend withholding tax at source. For dividend withholding tax purposes, a dividend includes any distribution made by us to our shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.

Dividend withholding tax is not payable where an exemption applies provided that we have received all necessary documentation required by the relevant legislation from our shareholders prior to payment of the dividend.

Certain of our non-Irish tax resident shareholders (both individual and corporate) are entitled to an exemption from dividend withholding tax. In particular, a non-Irish tax resident shareholder is not subject to dividend withholding tax on dividends received from us where the shareholder is:

•	an individual shareholder resident for tax purposes in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty, and the individual is neither resident nor ordinarily resident in Ireland;
•	a corporate shareholder not resident for tax purposes in Ireland nor ultimately controlled, directly or indirectly, by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from Ireland) or a country with which Ireland has a double tax treaty;
•	a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty;
•	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the Company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; or
•	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognized stock exchange in either a member state of the EU (including Ireland where the Company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; and
•	provided that, in all cases noted above, the shareholder has made the appropriate non-resident declaration to us prior to payment of the dividend.

Where the shareholder is not the beneficial owner, we will be required to withhold Irish dividend withholding tax at the standard rate of income tax unless the shareholder is a qualifying intermediary under Irish law and that shareholder has received all necessary documentation required by the relevant legislation, as described above, from the beneficial owner prior to payment of the dividend.

Where our shareholders hold ADSs, they may not be required to submit an appropriate declaration in order to receive dividends without deduction of Irish dividend withholding tax provided their registered address is in the US.

James Hardie 2017 Annual Report on Form 20-F	192

Prior to 31 July 2013, non-resident shareholders who were entitled to an exemption, as outlined above, were generally able to receive dividends without any dividend withholding tax and without the need to complete the aforementioned non-resident declaration forms, pursuant to a waiver we have received from the Irish Revenue authorities. From 31 July 2013, shareholders must complete and send to us a non-resident declaration form in order to avoid Irish dividend withholding tax. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 20% on dividends paid by us and may not be entitled to offset this tax. In this case, it will be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.

Shareholders that do not fulfill the documentation requirements or otherwise do not qualify for one of the withholding tax exemptions outlined above may be able to claim treaty benefits under a double taxation convention. In this regard, where a double taxation convention is in effect between Ireland and the country of residence of a non-resident shareholder, depending on the terms of that double taxation convention, such a non-resident shareholder may be eligible for a full or partial exemption resulting in a lower dividend withholding tax rate than 20%.

For example, under the US-Ireland Treaty, certain US corporate shareholders owning directly at least 10% of our voting power, are eligible for a reduction in withholding tax to 5% with respect to dividends that we pay, unless the shares of common stock held by such residents form part of the business property of a business carried on through a permanent establishment in Ireland. The same exception applies if the beneficial owner of the shares, being a citizen or resident of the United States, performs independent personal services from a fixed base situated in Ireland and the holding of the shares of common stock in respect of which the dividends are paid pertains to such fixed base in Ireland. A shareholder of our common stock, other than an individual, will be ineligible for the benefits of the US-Irish Treaty unless the shareholder satisfies certain tests under the LOB provisions of Article 23 of the US-Ireland Treaty. To prevent so-called dividend stripping, Irish law generally denies the treaty benefit of a reduced dividend withholding tax rate for any dividend paid to a recipient who is not the “beneficial owner” of the dividend.

Irish Taxes on Income and Capital Gains

Shareholders who are neither tax resident of, nor ordinarily resident in, Ireland should not be subject to any Irish taxes in respect of dividends distributed by us (other than the dividend withholding tax described above) or capital gains realized on the disposition of shares of our common stock unless such shares are used, held or acquired for the purposes of a trade carried on in Ireland through a branch or an agency. An individual who is temporarily a non-resident of Ireland at the time of the disposal may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gains realized (subject to the availability of exemptions).

Capital Acquisitions Tax

Irish capital acquisitions tax (“CAT”) applies to gifts and inheritances. Subject to certain tax-free thresholds (which are determined by the relationship between the donor and successor or donee), gifts and inheritances are liable to tax at the rate of 33%. Gifts and inheritances passing between spouses are exempt from CAT.

James Hardie 2017 Annual Report on Form 20-F	193

Where a gift or inheritance is taken under a disposition made on or after 1 December 1999, it will be within the charge of CAT:

•	to the extent that the property of which the gift or inheritance consists is situated in Ireland at the date of the gift or inheritance;
•	where the person making the gift or inheritance is or was resident or ordinarily resident in Ireland at the date of the disposition under which the gift or inheritance is taken; or
•	where the person receiving the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance.

Please note that the charge to CAT in respect of appointments from a discretionary trust can be different and as a result, specific advice should be taken in this regard.

A non-Irish domiciled individual will not be regarded as resident or ordinarily resident in Ireland for CAT purposes on a particular date unless they are resident or ordinarily resident in Ireland on that date and have been resident in Ireland for the five consecutive tax years immediately preceding the year of assessment in which the date falls.

A gift or inheritance of our common stock will be within the charge of CAT, notwithstanding that the person from whom or by whom the gift or inheritance is received is domiciled or resident outside Ireland.

The Estate Tax Convention between Ireland and the United States generally provides for CAT paid on inheritances in Ireland to be credited against US federal estate tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention. The Estate Tax Convention does not apply to CAT paid on gifts. Irish domestic legislation also provides for a general relief from double taxation in respect of gifts and inheritances.

Irish Stamp Duty

Any electronic transfers of shares through the CHESS or the ADR system will be treated as exempt from stamp duty in Ireland. If a shareholder undertakes an off-market transaction involving a transfer of the underlying shares, this will be subject to Irish stamp duty at a rate of 1% of market value or consideration paid, whichever is greater and will not be able to be registered until duly stamped. An off-market transfer of CUFS will also, where evidenced in writing, be subject to the 1% Irish stamp duty. In addition, a conversion of shares into CUFS or ADSs or a conversion of CUFS or ADSs into underlying shares will be liable to 1% Irish stamp duty where the conversion is on a sale or in contemplation of a sale. In each case, payment of this stamp duty will be the responsibility of the person receiving the transfer.

Documents Available for Review

We are subject to the reporting requirements of the Exchange Act applicable to “foreign private issuers” and in accordance therewith file reports, including annual reports, and other information with the SEC. Such reports and other information have been filed electronically with the SEC since 4 November 2002. The SEC maintains a site on the Internet, at www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC. In

James Hardie 2017 Annual Report on Form 20-F	194

addition, such reports may be obtained, upon written request, from our company secretary at our corporate headquarters in Ireland or our Investor Relations department in Australia. Such reports and other information filed with the SEC prior to November 2002 may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or obtained by written request to our company secretary. Although, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the quarterly reporting requirements of the Exchange Act, we:

•	furnish our shareholders with annual reports containing consolidated financial statements examined by an independent registered public accounting firm; and
•	furnish quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information in filings with the SEC under Form 6-K.

James Hardie 2017 Annual Report on Form 20-F	195

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the US dollar. We also are exposed to interest rate risk associated with our long-term debt, foreign exchange risk relative to our AFFA liability and commodity price risk relative to changes in prices of commodities we use in production.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes. There can be no assurance that we will be successful in these mitigation strategies or that fluctuation in interest rates, commodity prices and foreign currency exchange rates will not have a material adverse effect on our financial position, liquidity, results of operations and cash flows.

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flow. In addition, payments to AICF are required to be made in Australian dollars which, because the majority of our revenues are produced in US dollars, exposes us to risks associated with fluctuations in the US dollar/Australian dollar exchange rate. See “Section 3 – Risk Factors” of this Annual Report.

For our fiscal year ended 31 March 2017, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	78.6%	13.1%	3.8%	4.5%
Expenses[2]	81.8%	9.7%	3.6%	4.9%
Liabilities (excluding borrowings)[2]	19.9%	77.3%	1.1%	1.7%

For our fiscal year ended 31 March 2016, the following currencies comprised the following percentages of our net sales, expenses and liabilities:

	US$	A$	NZ$	Other[1]
Net sales	78.0%	13.2%	3.6%	5.2%
Expenses[2]	78.4%	12.7%	3.2%	5.7%
Liabilities (excluding borrowings)[2]	18.1%	78.5%	1.2%	2.2%

James Hardie 2017 Annual Report on Form 20-F	196

1	Comprised of Philippine pesos, euro and Canadian dollars.

2	Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include cost of goods sold, SG&A expenses, R&D expenses and adjustments to the asbestos liability. See “Section 3 – Risk Factors,” and Note 11 of our consolidated financial statements further information regarding the asbestos liability.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. Further, in order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. As of 31 March 2017, we did not have any such foreign exchange contracts outstanding.

As of 31 March 2016, foreign exchange contracts outstanding included contracts to purchase €0.4 million.

For further information, see Note 12 to our consolidated financial statements in Section 2.

Funding Under the AFFA

The Australian dollar to US dollar assets and liabilities rate moved from 1.3060 as of 31 March 2016 to 1.3083 as of 31 March 2017, a 0.2% movement, resulting in a US$1.8 million favorable impact on our fiscal year 2017 net income. Assuming that our unfunded net AFFA liability in Australian dollars remains unchanged at A$873.4 million and that we do not hedge this foreign exchange exposure, a 10% movement in the Australian dollar to US dollar exchange rate (at the 31 March 2017 exchange rate of 1.3083) would have approximately a US$60.7 million and US$74.2 million favorable or unfavorable impact, respectively, on our net income.

For fiscal year 2016, assuming that our unfunded net AFFA liability in Australian dollars remained unchanged at A$1,001.5 million and that we did not hedge this foreign exchange exposure, a 10% favorable or unfavorable movement in the A$ to US$ exchange rate (at the 31 March 2016 exchange rate of 1.3060) would have had approximately an US$69.7 million and US$85.2 million favorable and unfavorable impact, respectively, on our net income.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our revolving credit facilities. As of 31 March 2017 and 2016, our revolving credit facilities were subject to variable interest rates. The interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the bank margin and is payable at the end of each draw-down period. If interest rates increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming all loans were fully drawn, each one percentage point change in interest rates would result in a US$5.1 million change in annual cash interest expense under the revolving credit facilities.

From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 March 2017, we had interest rate swap contracts with a total notional principal

James Hardie 2017 Annual Report on Form 20-F	197

of US$100.0 million and a fair value of US$1.1 million, which is included in Accounts Payable. For all of these interest rate swap contracts, we have agreed to pay the fixed interest rate while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.

At 31 March 2017, we had US$175.0 million outstanding under our credit facilities exposing us to market risk due to changes in the rate at which interest accrues.

At 31 March 2016, we had interest rate swap contracts with a total notional principal of US$100.0 million and a fair value of US$3.7 million, which was included in Accounts Payable. For these interest rate swap contracts, we agreed to pay the fixed interest rate while receiving the floating interest rate. These contracts were entered into to protect against upward movements in LIBOR and the associated interest the Company pays on its external debt.

At 31 March 2016, we had US$190.0 million outstanding under our credit facilities exposing us to market risk due to changes in the rate at which interest accrues.

Commodity Price Risk

We are exposed to changes in prices of commodities used in our operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process; however, fiscal year 2017 demonstrated some volatility in other raw materials, largely in the price of freight and utilities such as gas and electricity. These fluctuations were driven by the economic impact of fracking operations across the United States as it relates to the supply of oil and natural gas. As a result of wider uncertain economic conditions, we expect that the price of pulp, cement and energy/utility prices will fluctuate in the near future. To minimize the additional working capital requirements caused by rising prices related to these commodities, we have entered into various sourcing arrangements. These arrangements provide discounts in our commodity prices in relation to market prices and market indices. While we source some of our commodities from local suppliers, we purchase our pulp from several qualified suppliers in an attempt to mitigate against price increases and supply interruptions. However, if such commodity prices do not continue to rise, our cost of sales may be negatively impacted due to fixed pricing over the longer-term.

We have assessed the market risk of our core commodities (pulp, cement and silica) and believe that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2017 would have resulted in +/- US$25.6 million or 2.1% impact on our cost of sales for fiscal year 2017.

For fiscal year 2016, we assessed the market risk of our core commodities (pulp, cement and silica) and believed that, a +/- 10% change in the average cost of these materials for the year ended 31 March 2016 would have resulted in +/- US$21.3 or 1.9% impact on our cost of sales for fiscal year 2016.

James Hardie 2017 Annual Report on Form 20-F	198

SECTION 4

SHARE/CHESS UNITS OF FOREIGN SECURITIES INFORMATION

As of 30 April 2017, JHI plc had 440,859,888 CUFS issued over ordinary shares listed on the ASX and held by CHESS Depositary Nominees Pty Ltd (“CDN”) on behalf of 13,776 CUFS holders. Each CUFS represents the beneficial ownership of one ordinary share and carries the right to one vote. Each CUFS holder can direct CDN on how to vote the ordinary shares on a one vote per CUFS basis. Options and RSU’s issued by the Company carry no voting rights.

At 30 April 2017, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly, and we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.

Geographic Distribution of Beneficial Ownership of James Hardie Industries plc

The following table shows the geographic distribution of the beneficial holders of our CUFS at 31 March:

Geographic Region	31 March 2017	31 March 2016
Australia	42.24%	41.22%
United States	34.58%	38.74%
United Kingdom	4.38%	4.91%
Europe (excluding the United Kingdom)	4.50%	4.93%
Asia	4.48%	4.51%
Other	9.82%	5.69%

As of 30 April 2017, 0.23% of the outstanding shares of our common stock was held by 90 CUFS holders with registered addresses in the United States. In addition, as of 30 April 2017, 0.86% of the outstanding shares of our common stock was represented by ADSs held by three holders, all of whom have registered addresses in the United States. A total of 1.09% of our outstanding capital stock was registered to 93 US holders as of 30 April 2017.

Distribution Schedule of James Hardie Industries plc

The following table shows a distribution of the holders of our CUFS at 30 April 2017:

Size of Holding Range	CUFS		Options
	Holders	Holdings	Holders	Holdings
1-1,000	7,600	3,405,716	-	-
1,001-5,000	4,919	11,058,427	-	-
5,001-10,000	717	5,091,258	-	-
10,001-100,000	475	10,734,985	3	48,896
100,001 and over	65	410,569,502	-	-
Totals	13,776	440,859,888	3	48,896

James Hardie 2017 Annual Report on Form 20-F	199

Based on the closing price of A$22.67 on 30 April 2017, there were 251 CUFS holders that held less than a marketable parcel of shares.

Substantial CUFS holders of James Hardie Industries plc

The following table identifies those CUFS holders who beneficially owned 3% or more of our ordinary shares at 30 April 2017, based on the holdings reported by such CUFS holder in its last shareholder notice filed with JHI plc, the SEC or the ASX, as required by applicable law, and their percentage of shares outstanding based on the number of shares outstanding as of 30 April 2017, which was 440,859,888, shares:

CUFS holder	Shares Beneficially Owned	Percentage of Shares Outstanding
Commonwealth Bank of Australia[1]	28,849,383	6.54%
FMR LLC and FIL Limited[2]	26,595,298	6.03%
OppenheimerFunds, Inc.[3]	23,564,091	5.35%
Baillie Gifford & Co4	21,370,760	4.85%
The Capital Group Companies, Inc.[5]	18,792,563	4.26%
BlackRock Group[6]	17,643,767	4.00%
Schroders plc[7]	14,529,189	3.30%

1	Commonwealth Bank of Australia (“CBA”) and its affiliates most recently became a substantial shareholder on 15 August 2014, and through subsequent sales and purchases, currently holds 28,849,383 shares as of 31 December 2016, as reported on a Schedule 13G filed with the SEC on 14 February 2017.

2	FMR LLC and its affiliates, became a substantial shareholder on 23 July 2009, and through subsequent purchases and sales, decreased its holding to 26,595,298 shares as of 26 April 2017, as reported in the notification filed with the ASX on 27 April 2017.

3	OppenheimerFunds, Inc., became a substantial shareholder on 30 June 2016, with a current holding of 23,564,091 shares, as reported to the Company on 20 July 2016.

4	Baillie Gifford & Co and its affiliated companies most recently became a substantial shareholder on 8 September 2016, with a current holding of 21,370,760 shares, as reported to the Company on 9 September 2016.

5	The Capital Group Companies, Inc. most recently became a substantial shareholder on 5 December 2016 with a current holding of 18,792,563 shares, as reported in the notification filed with the ASX on 7 December 2016.

6	BlackRock Group most recently became a substantial shareholder on 16 October 2014, and through subsequent sales and purchases, decreased its holding to 17,643,767 shares as of 24 April 2017, as reported in the notification filed with the ASX on 27 April 2017.

7	Schroders plc. became a substantial shareholder on 1 June 2015 with a current holding of 14,529,189 shares, as reported to the Company on 21 December 2015 on Form TR-1.

James Hardie 2017 Annual Report on Form 20-F	200

James Hardie Industries plc 20 largest CUFS holders and their holdings as of 30 April 2017

Name	CUFS Holdings	Percentage	Rank
HSBC Custody Nominees (Australia) Limited	181,430,417	41.15%	1
J P Morgan Nominees Australia Limited	110,683,952	25.11%	2
Citicorp Nominees Pty Limited	35,705,494	8.10%	3
National Nominees Limited	21,068,311	4.78%	4
BNP Paribas Nominees Pty Ltd	16,713,391	3.79%	5
Citicorp Nominees Pty Limited	13,563,321	3.08%	6
BNP Paribas Noms Pty Ltd	9,068,523	2.06%	7
Australian Foundation Investment Company Limited	2,961,000	0.67%	8
BNP Paribas Nominees Pty Ltd	1,761,600	0.40%	9
AMP Life Limited	886,226	0.20%	10
RBC Investor Services Australia Nominees Pty Ltd	865,046	0.20%	11
HSBC Custody Nominees (Australia) Limited	812,887	0.18%	12
UBS Nominees Pty Ltd	766,679	0.17%	13
HSBC Custody Nominees (Australia) Limited	763,258	0.17%	14
Millenium Pty Ltd	675,000	0.15%	15
HSBC Custody Nominees (Australia) Limited	664,568	0.15%	16
Carlton Hotel Limited	625,362	0.14%	17
Djerriwarrh Investments Limited	588,800	0.13%	18
Invia Custodian Pty Limited	533,575	0.12%	19
Gwynvill Investments Pty Limited	518,600	0.12%	20
TOTAL	400,656,010	90.88%

James Hardie 2017 Annual Report on Form 20-F	201

GLOSSARY OF ABBREVIATIONS AND DEFINITIONS

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
Commonwealth	The Commonwealth of Australia
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
FASB	Financial Accounting Standards Board
GEM	Global Exchange Market
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMGA	KPMG Actuarial Pty Limited
LIBOR	London Interbank Offered Rate
LTI	Long-Term Incentive
LTIP	Long-Term Incentive Plan 2006
NAHB	National Association of Home Builders
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp relative to our US business
NSW	New South Wales
NYSE	New York Stock Exchange
OSHA	United States Occupational Safety and Health Administration
PEL	Permissable Exposure Limit
ROCE	Return on Capital Employed
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
SG&A	Selling, General and Administrative
STI	Short-Term Incentive
TSR	Total Shareholder Return

James Hardie 2017 Annual Report on Form 20-F	202

Definitions

Financial Measures – Australian equivalent terminology

Because the Company prepares its consolidated financial statements in accordance with US GAAP, the following table and definitions listing cross-references each US GAAP financial measure as used in the Company’s consolidated financial statements to the equivalent non-US GAAP financial measure used by Australian companies.

Consolidated Statements of Operations and Comprehensive Income (Loss) (US GAAP)	Australian equivalent terminology

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
Operating income (loss)	EBIT*

Sum of interest expense and interest income	Net interest income (expense)*
Other income (expense)	Other income (expense)
Income (loss) before income taxes	Operating profit (loss) before income taxes*

Income tax (expense) benefit	Income tax (expense) benefit

Net income (loss)	Net operating profit (loss)*

*- Represents non-US GAAP descriptions used by Australian companies.

Other Financial Measures

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness

James Hardie 2017 Annual Report on Form 20-F	203

EXHIBIT LIST

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
1.1	Memorandum of Association of James Hardie Industries plc, as amended	6-K	001-15240	99.9	17 August 2015
1.2	Articles of Association of James Hardie Industries plc	6-K	001-15240	99.9	17 August 2015
2.1	Amended and Restated Deposit Agreement, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder	F-6	333-198928	99.A	25 September 2014
2.2	Form of Amendment No. 1 to Amended and Restated Deposit Agreement	F-6 POS	333-198928	99(A)(2)	03 September 2015
2.3	Form of Lender Deeds of Confirmation, dated 18 June 2009, by and among James Hardie International Finance B.V., James Hardie Building Products Inc., James Hardie Industries N.V. and Financier	F-4	333-160177	4.11	23 June 2009
2.4	Form of Novation Deed, by and among James Hardie International Finance Limited, James Hardie International Financial B.V., James Hardie Building Products Inc., James Hardie Industries N.V. and Financier	POS AM	333-165531	4.11	17 June 2010
2.5	Amended and Restated Common Terms Deed Poll, dated 21 January 2013, by and among James Hardie International Finance Limited, James Hardie Building Products, Inc., James Hardie Industries plc, James Hardie International Group Limited and James Hardie Technology Limited	20-F	001-15240	2.2	27 June 2013
2.6	Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited	POS AM	333-165531	4.12	17 June 2010
2.7	Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 19 December 2006, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited	POS AM	333-165531	4.14	17 June 2010

James Hardie 2017 Annual Report on Form 20-F	204

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
2.8	Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	POS AM	333-165531	10.34	17 June 2010
2.9	Letter Agreement, dated 21 March 2007, amending the Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	POS AM	333-165531	10.35	17 June 2010
2.10	Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	POS AM	333-165531	10.37	17 June 2010
2.11	Letter Agreement, dated 21 March 2007, amending the Performing Subsidiary Intercreditor Deed, dated 19 December 2006, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	POS AM	333-165531	10.38	17 June 2010
2.12	Amending Deed to Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie Industries N.V. and AET Structured Finance Services Pty Limited	20-F	001-15240	2.10	30 June 2010
2.13	Amending Deed to Performing Subsidiary Undertaking and Guarantee Trust Deed, dated 6 October 2009, by and between James Hardie 117 Pty Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	2.12	30 June 2010
2.14	Amending Deed (Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie Industries N.V., Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	4.36	30 June 2010

James Hardie 2017 Annual Report on Form 20-F	205

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
2.15	Amending Deed (Performing Subsidiary Intercreditor Deed), dated 23 June 2009, by and among The State of New South Wales, James Hardie 117 Pty Limited, Asbestos Injuries Compensation Fund Limited and AET Structured Finance Services Pty Limited	20-F	001-15240	4.39	30 June 2010
2.16	Indenture, dated 10 February 2015, by and among James Hardie International Finance Limited, the guarantors named therein and Deutsche Bank Trust Company Americas	6-K	001-15240	4.1	10 February 2015
2.17	Form of 5.875% Senior Note due 2023	6-K	001-15240	4.1	10 February 2015
2.18	Credit and Guaranty Agreement, dated 10 December 2015, by and among James Hardie International Finance Limited and James Hardie Building Products Inc., as borrowers, James Hardie International Group Limited and James Hardie Technology Limited, as guarantors, James Hardie Industries plc, as parent, HSBC Bank USA, National Association, as administrative agent, and the other lender parties thereto.	20-F	001-15240	2.18	19 May 2016
4.1	Amended and Restated James Hardie Industries SE 2001 Equity Incentive Plan	20-F	001-15240	4.1	02 July 2012
4.2	Amended and Restated James Hardie Industries plc Long Term Incentive Plan 2006	6-K	001-15240	99.10	17 August 2015
4.3	Form of Joint and Several Indemnity Agreement among James Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto	20-F	001-15240	4.15	07 July 2005
4.4	Form of Joint and Several Indemnity Agreement among James Hardie Industries N.V., James Hardie Inc. and certain indemnitees thereto	20-F	001-15240	4.16	07 July 2005
4.5	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries N.V. and supervisory board directors and managing board directors	20-F	001-15240	4.9	08 July 2008

James Hardie 2017 Annual Report on Form 20-F	206

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.6	Form of Indemnity Agreement between James Hardie Building Products, Inc. and supervisory board directors, managing board directors and certain executive officers	20-F	001-15240	4.10	08 July 2008
4.7	Form of Irish law-governed Deed of Access, Insurance and Indemnity between James Hardie Industries SE, a European Company registered in Ireland, and its directors, company secretary and certain senior employees	F-4	333-160177	10.10	23 June 2009
4.8	Form of Deed of Access, Insurance and Indemnity between James Hardie Industries plc, and certain indemnitees thereto	20-F	001-15240	4.9	21 May 2015
4.9	Deed of Release – Unions and Banton, dated 21 December 2005, by and among James Hardie Industries N.V., Australian Council of Trade Unions, Unions New South Wales, and Bernard Douglas Banton	20-F	001-15240	4.23	29 September 2006
4.10	Deed of Release, dated 22 June 2006, by and between James Hardie Industries N.V. and The State of New South Wales	20-F	001-15240	4.25	29 September 2006
4.11	Amended and Restated Final Funding Agreement, dated 21 November 2006, by and among James Hardie Industries N.V., James Hardie 117 Pty Ltd, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	6-K	001-15240	99.4	05 January 2007
4.12	Asbestos Injuries Compensation Fund Amended and Restated Trust Deed, dated 14 December 2006, by and between James Hardie Industries N.V. and Asbestos Injuries Compensation Fund Limited	20-F	001-15240	4.22	06 July 2007
4.13	Second Irrevocable Power of Attorney, dated 14 December 2006, by and between Asbestos Injuries Compensation Fund Limited and The State of New South Wales	20-F	001-15240	4.26	06 July 2007

James Hardie 2017 Annual Report on Form 20-F	207

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.14	Deed of Accession, dated 14 December 2006, by and among Asbestos Injuries Compensation Fund Limited, James Hardie Industries N.V., James Hardie 117 Pty Limited and The State of New South Wales	20-F	001-15240	4.27	06 July 2007
4.15	Deed Poll, dated 11 June 2008, amendment of the Asbestos Injuries Compensation Fund Amended and Restated Trust Deed	20-F	001-15240	4.27	08 July 2008
4.16	Amendment to Amended and Restated Final Funding Agreement, dated 6 August 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.22	08 July 2008
4.17	Amendment to Amended and Restated Final Funding Agreement, dated 8 November 2007, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.23	08 July 2008
4.18	Amendment to Amended and Restated Final Funding Agreement, dated 11 June 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.24	08 July 2008
4.19	Amended and Restated Final Funding Agreement – Address for Service of Notice on Trustee, dated 13 June 2008	20-F	001-15240	4.25	08 July 2008

James Hardie 2017 Annual Report on Form 20-F	208

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.20	Amendment to Amended and Restated Final Funding Agreement, dated 17 July 2008, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	F-4	333-160177	10.27	23 June 2009
4.21	Deed of Confirmation, dated 23 June 2009, by and among James Hardie Industries N.V, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	F-4/A	333-160177	10.37	10 July 2009
4.22	Amending Agreement (Parent Guarantee), dated 23 June 2009, by and among Asbestos Injuries Compensation Fund Limited, The State of New South Wales and James Hardie Industries N.V.	20-F	001-15240	4.30	30 June 2010
4.23	Deed to amend the Amended and Restated Final Funding Agreement and facilitate the Authorised Loan Facility, dated 9 December 2010, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds	20-F	001-15240	4.25	29 June 2011
4.24	AICF facility agreement, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales	20-F	001-15240	4.40	29 June 2011
4.25	Fixed and Floating Charge, dated 9 December 2010, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales	20-F	001-15240	4.41	29 June 2011

James Hardie 2017 Annual Report on Form 20-F	209

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
4.26	Deed to amend the Amended and Restated Final Funding Agreement, dated 29 February 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds	20-F	001-15240	4.27	02 July 2012
4.27	Deed to amend the Amended and Restated Final Funding Agreement, dated 28 March 2012, by and among James Hardie Industries SE, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of each of the Compensation Funds	20-F	001-15240	4.28	02 July 2012
4.28	Summary of Amendments to Amended and Restated Final Funding Agreement, dated 20 December 2013, by and among, James Hardie Industries NV, James Hardie 117 Pty Limited, The State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund	20-F	001-15240	4.37	26 June 2014
4.29	Deed of Amendment, dated 27 February 2015, by and among Asbestos Injuries Compensation Fund Limited, ABN 60 Pty Limited, Amaca Pty Ltd, Amaba Pty Ltd and The State of New South Wales	20-F	001-15240	4.32	21 May 2015
8.1	List of significant subsidiaries of James Hardie Industries plc*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Ernst & Young LLP, independent registered public accounting firm*

James Hardie 2017 Annual Report on Form 20-F	210

Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Date
15.2	Consent of KPMG Actuarial Pty Limited*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith

James Hardie 2017 Annual Report on Form 20-F	211

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ LOUIS GRIES
Louis Gries
Date: 18 May 2017		Chief Executive Officer

This Annual Report has been approved by the Board of Directors of James Hardie Industries plc.

JAMES HARDIE INDUSTRIES plc

	By:	/s/ MICHAEL N. HAMMES
Michael N. Hammes
Date: 18 May 2017		Chairman

End of

Appendix to the

Directors’ Report

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF JAMES HARDIE INDUSTRIES PLC

We have audited the financial statements of James Hardie Industries plc for the year ended 31 March 2017 which comprise the Consolidated Statements of Operations and Comprehensive Income, the Consolidated Balance Sheets, the Consolidated Statements of Cash Flows, the Consolidated Reconciliation of Movement in Shareholders’ Deficit, the Company Balance Sheet, the Company Statement of Changes in Equity, the related notes 1 to 33 in respect of the consolidated financial statements (and solely that information explicitly incorporated by reference therefrom) and the related notes 1 to 16 in respect to the parent company financial statements. The financial reporting framework that has been applied in the preparation of the consolidated financial statements is Irish law and U.S. Generally Accepted Accounting Principles (U.S. GAAP), as defined in section 279 of the Companies Act 2014, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Act 2014 or of any regulations made thereunder, and for the preparation of the parent company financial statements in accordance with Irish law and accounting standards issued by the Financial Reporting Council and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), including FRS 101 Reduced Disclosure Framework.

This report is made solely to the company’s members, as a body, in accordance with section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors’ Responsibilities Statement set out on page 6, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view and otherwise comply with the Companies Act 2014. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable Irish law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group’s and parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the directors’ report and the information in the appendix thereto, other than that already incorporated by reference into the financial statements, to identify material inconsistencies with the audited financial statements, and to identify any information that is apparently materially incorrect based

Continued /...

FY 2017 Irish Statutory Accounts	8

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF JAMES HARDIE INDUSTRIES PLC (Continued)

on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion:

●

the consolidated financial statements give a true and fair view in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP), as defined in section 279 of the Companies Act 2014, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Act 2014 or of any regulations made thereunder, of the assets, liabilities and financial position of the group as at 31 March 2017 and of its profit for the year then ended; and

●

the parent company balance sheet gives a true and fair view of the assets, liabilities and financial position of the company as at 31 March 2017 and has been properly prepared in accordance with Generally Accepted Accounting Practice in Ireland, including FRS 101 Reduced Disclosure Framework; and

●	the financial statements have been properly prepared in accordance with the requirements of the Companies Act 2014.

Matters on which we are required to report by the Companies Act 2014

●	We have obtained all the information and explanations which we consider necessary for the purposes of our audit.

●	In our opinion the accounting records of the company were sufficient to permit the parent company financial statements to be readily and properly audited.

●	The parent company balance sheet is in agreement with the accounting records.

●	In our opinion the information given in the directors’ report (and including solely that information explicitly incorporated by reference therefrom) is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of sections 305 to 312 of the Companies Act 2014 which require us to report to you if, in our opinion, the disclosures of directors’ remuneration and transactions specified by law are not made.

/s/ Dermot Quinn

Dermot Quinn
For and on behalf of Ernst & Young
Chartered Accountants and Statutory Audit Firm
Dublin
18 May 2017

FY 2017 Irish Statutory Accounts	9

James Hardie Industries plc

Consolidated Statements of Operations and Comprehensive Income

		Years Ended 31 March
(Millions of US dollars, except per share data)	Notes	2017	2016	2015

Net sales	17	$1,921.6	$1,728.2	$1,656.9
Cost of goods sold		(1,246.9)	(1,096.0)	(1,078.1)

Gross profit		674.7	632.2	578.8

Selling, general and administrative expenses		(291.6)	(254.2)	(245.5)
Research and development expenses		(30.3)	(29.5)	(31.7)
Asbestos adjustments	11	40.4	5.5	33.4

Operating income		393.2	354.0	335.0
Interest expense		(28.5)	(26.6)	(9.8)
Interest income		1.0	1.0	2.3
Other income (expense)		1.3	2.1	(4.9)

Income before income taxes	17	367.0	330.5	322.6

Income tax expense	14	(90.5)	(86.1)	(31.3)

Net income		$276.5	$244.4	$291.3

Income per share:
Basic		$0.62	$0.55	$0.65
Diluted		$0.62	$0.55	$0.65

Weighted average common shares outstanding (Millions):
Basic	2	442.7	445.3	445.0
Diluted	2	443.9	447.2	446.4

Comprehensive income, net of tax:
Net income		$276.5	$244.4	$291.3
Unrealised gain on investments		-	0.3	-
Cash flow hedges		-	-	(0.6)
Currency translation adjustments		(3.0)	0.9	(32.9)

Comprehensive income:		$273.5	$245.6	$257.8

Net sales and operating income arose solely from continuing operations.

See Glossary of Abbreviations and Terms on pages 24 and 25.

The accompanying notes are an integral part of these consolidated financial statements

FY 2017 Irish Statutory Accounts	10

James Hardie Industries plc

Consolidated Balance Sheets

		31 March
(Millions of US dollars)	Notes	2017	2016

ASSETS
Fixed Assets
Property, plant and equipment, net	7	$883.4	$867.0

Current Assets
Inventories	6	202.9	193.0
Debtors	20	733.6	840.3
Investments	21	113.9	22.0
Cash and cash equivalents	3	78.9	107.1

TOTAL ASSETS		$2,012.7	$2,029.4

LIABILITIES
Shareholders’ Deficit
Called up share capital presented as equity	23	$229.1	$231.4
Share premium		177.8	166.1
Capital redemption reserve		7.2	4.0
Accumulated other comprehensive income (loss)	18	(2.2)	0.8
Accumulated deficit		(624.1)	(627.5)

Total shareholders’ deficit		(212.2)	(225.2)

Provisions for liabilities
Deferred income taxes	14	94.8	82.1
Accrued product warranties	10	46.6	45.3
Asbestos liability	11	1,159.7	1,302.2
Workers’ compensation - asbestos	11	43.3	50.9

Creditors (amounts falling due within one year):
Debt	11	52.4	50.7
Creditors	22	247.7	206.9

Creditors (amounts falling due after one year):
Debt	9	564.5	501.8
Creditors	22	15.9	14.7

Total Provisions and Creditors		2,224.9	2,254.6

TOTAL LIABILITIES		$2,012.7	$2,029.4

Approved by the Board of Directors and signed on its behalf by:

/s/ Michael Hammes	/s/ James Osborne
Michael Hammes	James Osborne

18 May 2017

The accompanying notes are an integral part of these consolidated financial statements.

FY 2017 Irish Statutory Accounts	11

James Hardie Industries plc

Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

Cash Flows From Operating Activities
Net income	$276.5	$244.4	$291.3
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	83.2	79.8	70.9
Deferred income taxes	26.0	(0.1)	(37.4)
Stock-based compensation	9.3	10.3	9.2
Asbestos adjustments	(40.4)	(5.5)	(33.4)
Tax benefit from stock options exercised	(3.0)	(0.4)	(1.4)
Loss on disposal of property, plant and equipment, net	15.0	14.8	-
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	0.9	100.3	107.8
Restricted short-term investments	-	-	0.2
Payment to AICF	(91.1)	(62.8)	(113.0)
Accounts and other receivables	(28.4)	(39.9)	(5.1)
Inventories	(9.7)	16.2	(38.5)
Prepaid expenses and other assets	(2.1)	(3.9)	9.2
Insurance receivable - Asbestos	93.3	17.2	29.1
Accounts payable and accrued liabilities	39.6	(16.9)	15.7
Asbestos liability	(92.0)	(114.9)	(136.7)
Other accrued liabilities	15.0	21.8	11.6

Net cash provided by operating activities	$292.1	$260.4	$179.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(101.9)	$(73.2)	$(276.2)
Proceeds from sale of property, plant and equipment	-	10.4	-
Capitalized interest	(2.0)	(3.2)	(1.7)
Acquisition of business	(5.1)	(0.6)	-

Net cash used in investing activities	$(109.0)	$(66.6)	$(277.9)

Cash Flows From Financing Activities
Proceeds from credit facilities	$395.0	$528.0	$717.0
Repayments of credit facilities	(410.0)	(413.0)	(642.0)
Proceeds from senior unsecured notes	77.3	-	322.4
Debt issuance costs	(1.7)	(3.1)	(8.3)
Proceeds from issuance of shares	0.3	2.1	4.1
Tax benefit from stock options exercised	3.0	0.4	1.4
Common stock repurchased and retired	(99.8)	(22.3)	(9.1)
Dividends paid	(176.8)	(246.5)	(390.1)

Net cash used in financing activities	$(212.7)	$(154.4)	$(4.6)

Effects of exchange rate changes on cash	$1.4	$0.7	$2.5

Net (decrease) increase in cash and cash equivalents	(28.2)	40.1	(100.5)
Cash and cash equivalents at beginning of period	107.1	67.0	167.5

Cash and cash equivalents at end of period	$78.9	$107.1	$67.0

Components of Cash and Cash Equivalents
Cash at bank and on hand	$75.0	$94.5	$60.0
Short-term deposits	3.9	12.6	7.0

Cash and cash equivalents at end of period	$78.9	$107.1	$67.0

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$24.2	$20.5	$4.6
Cash paid during the year for income taxes, net	$51.5	$57.8	$35.6

The accompanying notes are an integral part of these consolidated financial statements.

FY 2017 Irish Statutory Accounts	12

James Hardie Industries plc

Consolidated Reconciliation of Movement in Shareholders’ Deficit

(Millions of US dollars)	Called up share capital	Share premium	Capital redemption reserve	Accumulated deficit	Treasury stock	Accumulated other comprehensive (loss) income	Total
Balances as of 31 March 2014	$230.6	$140.6	$2.8	$(481.5)	$-	$33.1	$(74.4)

Net income	-	-	-	291.3	-	-	291.3
Other comprehensive loss	-	-	-	-	-	(33.5)	(33.5)
Stock-based compensation	0.6	8.6	-	-	-	-	9.2
Tax benefit from stock options exercised	-	1.4	-	-	-	-	1.4
Equity awards exercised	0.4	3.7	-	-	-	-	4.1
Dividends paid	-	-	-	(391.6)	-	-	(391.6)
Treasury stock purchased	-	-	-	-	(9.1)	-	(9.1)
Treasury stock retired	(0.4)	-	0.4	(9.1)	9.1	-	-

Balances as of 31 March 2015	$231.2	$154.3	$3.2	$(590.9)	$-	$(0.4)	$(202.6)

Net income	-	-	-	244.4	-	-	244.4
Other comprehensive income	-	-	-	-	-	1.2	1.2
Stock-based compensation	0.8	9.5	-	-	-	-	10.3
Tax benefit from stock options exercised	-	0.4	-	-	-	-	0.4
Equity awards exercised	0.2	1.9	-	-	-	-	2.1
Dividends paid	-	-	-	(258.7)	-	-	(258.7)
Treasury stock purchased	-	-	-	-	(22.3)	-	(22.3)
Treasury stock retired	(0.8)	-	0.8	(22.3)	22.3	-	-

Balances as of 31 March 2016	$231.4	$166.1	$4.0	$(627.5)	$-	$0.8	$(225.2)

Net income	-	-	-	276.5	-	-	276.5
Other comprehensive loss	-	-	-	-	-	(3.0)	(3.0)
Stock-based compensation	0.9	8.4	-	-	-	-	9.3
Tax benefit from stock options exercised	-	3.0	-	-	-	-	3.0
Equity awards exercised	-	0.3	-	-	-	-	0.3
Dividends paid	-	-	-	(173.3)	-	-	(173.3)
Treasury stock purchased	-	-	-	-	(99.8)	-	(99.8)
Treasury stock retired	(3.2)	-	3.2	(99.8)	99.8	-	-

Balances as of 31 March 2017	$229.1	$177.8	$7.2	$(624.1)	$-	$(2.2)	$(212.2)

The accompanying notes are an integral part of these consolidated financial statements.

FY 2017 Irish Statutory Accounts	13

James Hardie Industries plc

Notes to Consolidated Financial Statements

1. Background and Basis of Presentation

Statement of Compliance

The financial statements of James Hardie Industries plc (“JHI plc”) for the year ended 31 March 2017 were authorised for issue by the Board of Directors on 18 May 2017 and the balance sheet was signed on the board’s behalf by M. Hammes and J. Osborne. The Company is incorporated and domiciled in Ireland.

These financial statements were prepared in accordance with the Companies Act 2014 (the “Companies Act”) and accounting principles generally accepted in the United States of America (“US GAAP”), modified to comply with specific provisions of Irish Company Law.

Nature of Operations

JHI plc manufactures and sells fibre cement building products for interior and exterior building construction applications, primarily in the United States, Canada, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and a variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”.

The directors have elected to prepare the consolidated financial statements of the Company in accordance with Section 279 of the Companies Act 2014, which provides that a true and fair view of the state of affairs and profit or loss may be given by preparing the financial statements in accordance with US GAAP, as defined in Section 279(1) of the Companies Act 2014, to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Companies Act 2014 or of any regulations made thereunder.

These consolidated financial statements are prepared in accordance with Irish Company Law, to present to the shareholders of the Company and file with the Companies Registration Office in Ireland. Accordingly, these consolidated financial statements include presentation and additional disclosures required by the Republic of Ireland’s Companies Act 2014 in addition to those disclosures required under US GAAP.

Differences in Presentation

The consolidated financial statements included in the Appendix to the Directors’ Report are prepared in accordance with US GAAP, and the Irish Statutory Accounts are modified to comply with Irish Company Law. Accordingly, there are differences in presentation on the consolidated balance sheets and the consolidated reconciliation of movement in shareholders’ deficit.

FY 2017 Irish Statutory Accounts	14

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Balance Sheet Differences

Held for Sale Classification

In the Company’s US GAAP consolidated financial statements, net assets of US$4.4 million were moved to a held for sale account at 31 March 2017, which is included in current assets on the balance sheet of the US GAAP consolidated financial statements. The held for sale classification is not applicable under Irish Company Law, and as such, the net assets are presented under their relevant headings in the Irish Statutory accounts.

As part of this adjustment in the Irish Statutory Accounts at 31 March 2017, Property, plant and equipment, net is higher by US$4.4 million and Debtors is lower by US$4.4 million compared to the US GAAP Consolidated Balance Sheets.

Dividends Paid

During the year ended 31 March 2014, there was a difference in relation to the recognition of dividends announced but not paid during fiscal year 2014. On 28 February 2014, the 125 year anniversary special dividend of US$124.6 million was announced but remained unpaid at year end, and, as such, total shareholders’ deficit is lower by US$124.6 million in the Irish Statutory Accounts at 31 March 2014. This dividend was paid on 30 May 2014, and as such, was recorded as dividends paid in the reconciliation of shareholders’ deficit during the year ended 31 March 2015 in the Irish Statutory Accounts. There were no differences during the year ended 31 March 2016 or 2017.

2.  Summary of Significant Accounting Policies

See Note 2 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report for the following significant accounting policies:

● Principles of Consolidation	● Accrued Product Warranties

● Use of Estimates	● Debt

● Foreign Currency Translation	● Revenue Recognition

● Restricted Cash and Cash Equivalents	● Income Taxes

● Inventories	● Financial Instruments

● Property, Plant and Equipment	● Stock-Based Compensation

● Depreciation and Amortisation	● Earnings Per Share

● Impairment of Long-Lived Assets	● Asbestos-related Accounting Policies

Accounting Principles

All subsidiaries and qualifying VIE are consolidated and all intercompany transactions and balances are eliminated. The US dollar is used as the reporting currency.

FY 2017 Irish Statutory Accounts	15

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Distribution Costs

The Company includes distribution costs within cost of goods sold.

Research and Development

The Company expenses research and development costs when incurred. Research and development expenses were US$30.3 million, US$29.5 million and US$31.7 million during the years ended 31 March 2017, 2016 and 2015, respectively.

Asbestos

See Note 2 to the US GAAP consolidated financial statements in Section 2 to the Appendix to the Directors’ Report for all disclosures in this accounting policy with the exception of the disclosures under the Asbestos Injuries Compensation Fund (“AICF”) subheader below.

AICF

In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of the performing subsidiary that funds the AICF subject to the provisions of the Amended and Restated Final Funding Agreement (as amended from time to time, “AFFA”). The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Although the Company has no legal ownership in AICF, for financial reporting purposes, our interest in AICF is considered variable and we consolidate AICF since the Company appoints three out of the five AICF directors. The Company’s consolidation of AICF results in certain assets and liabilities being recorded on its consolidated balance sheets and certain income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.

For the year ended 31 March 2017, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. AICF earns interest on its cash and cash equivalents, which is included in the line item Interest income in the consolidated statements of operations and comprehensive income.

See Asbestos-related Accounting Policies in Note 2 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 11 for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the AFFA.

FY 2017 Irish Statutory Accounts	16

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Recent Accounting Pronouncements

See Note 2 to the US GAAP consolidated financial statements in Section 2 to the Appendix to the Directors’ Report.

3.  Cash and Cash Equivalents

See Note 3 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

4.  Restricted Cash and Cash Equivalents

See Note 4 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 22 below.

5.  Accounts and Other Receivables

See Note 5 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 21 below.

6. Inventories

See Note 6 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

7. Property, Plant and Equipment

The Company capitalizes interest as part of the cost of construction of the property, plant and equipment using the weighted average interest rate of the Company’s debt, which is then depreciated on a straight line basis over the assets’ useful lives. The amount of capitalized interest was US$2.0 million and US$3.2 million for the years ended 31 March 2017 and 2016, respectively. Further, see Note 7 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report. See also differences in presentation as per Note 1 above.

8.  Accounts Payable and Accrued Liabilities

See Note 8 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and Note 23 below.

9.  Long-Term Debt

See Note 9 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

FY 2017 Irish Statutory Accounts	17

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

10.  Accrued Product Warranties

	31 March
(Millions of US dollars)	2017	2016
Amounts falling due within one year	$9.4	$12.2
Amounts falling due after more than one year	37.2	33.1

Accrued product warranties	$46.6	$45.3

See Note 10 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

11. Asbestos

See Note 11 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

12.  Derivative Instruments

See Note 12 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

13.  Commitments and Contingencies

See Note 13 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report and “Legal Proceedings” in Section 3 of the Appendix to the Directors’ Report.

Section 357 Guarantee

Pursuant to the provisions of Section 357 of the Companies Act 2014, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings James Hardie International Group Limited, James Hardie International Holdings Limited and James Hardie Holdings Limited for the financial year ended 31 March 2017 and has met the other conditions set out in that section and, as a result, such subsidiary undertakings have been exempted from the filing provisions of Section 347, Companies Act 2014.

14.  Income Taxes

See Note 14 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

Deferred tax assets and liabilities are reported in the following consolidated balance sheets captions in the amounts shown:

	31 March
(Millions of US dollars)	2017	2016
Deferred income taxes included in debtors	$383.5	$410.8
Deferred income taxes included in provisions	(94.8)	(82.1)

Net deferred tax assets	$288.7	$328.7

FY 2017 Irish Statutory Accounts	18

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

Deferred income tax liability activity for the year ended 31 March 2017 is as follows:

(Millions of US dollars)
Balance at 31 March 2016	($82.1)
Provisions, net	(12.7)

Balance at 31 March 2017	($94.8)

15.  Stock-Based Compensation

See Note 15 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

16.  Capital Management and Dividends

Dividends paid as disclosed in the Consolidated Statement of Cash Flows represent the value of dividends converted to US dollars at the exchange rate on the date of payment. Dividends paid as disclosed in the Consolidated Reconciliation of Movements in Shareholders’ Deficit represent the US dollar value of dividends declared on the record date. The difference in the two values represents the change in foreign currency exchange rates between the record and payment dates. See Note 1 of the Irish Statutory Accounts in relation to the differences arising between the Irish Statutory Accounts and the Appendix to the Directors’ Report as it related to the 125 year anniversary special dividend paid during the year ended 31 March 2015.

17.  Operating Segment Information and Concentrations of Risk

See Note 17 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

18. Accumulated Other Comprehensive Income (Loss)

See Note 18 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

19. Other Income (Expense)

Other income (expense) consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015
Unrealised gain (loss) on interest rate swaps	$1.3	$(0.6)	$(2.6)
Unrealised gain (loss) on foreign currency forward contracts	-	1.0	(2.3)
Gain on sale of business	-	1.7	-

Other income (expense)	$1.3	$2.1	$(4.9)

FY 2017 Irish Statutory Accounts	19

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

20. Debtors

		31 March
(Millions of US dollars)	Notes	2017	2016
Amounts falling due within one year:
Accounts and other receivables, net of allowance for doubtful accounts of US$0.9 million and US$1.1 million as of 31 March 2017 and 31 March 2016, respectively	5	$199.5	$173.3
Prepaid expenses and other current assets		23.9	18.1
Insurance receivable - Asbestos	11	5.7	16.7
Workers’ compensation - Asbestos	11	2.9	4.1

		232.0	212.2

Amounts falling due after more than one year:
Insurance receivable - Asbestos	11	58.1	149.0
Workers’ compensation - Asbestos	11	40.4	46.8
Deferred income taxes	14	26.9	25.9
Deferred income taxes - Asbestos	11, 14	356.6	384.9
Other assets		19.6	21.5

		501.6	628.1

	Total	$733.6	$840.3

21.  Investments

Investments consist of the following components:

		31 March
(Millions of US dollars)	Notes	2017	2016
Amounts falling due within one year:
Restricted cash and cash equivalents	4	$5.0	$5.0
Restricted cash and cash equivalents - Asbestos	11	108.9	17.0

	Total	$113.9	$22.0

22.  Creditors

		31 March
(Millions of US dollars)	Notes	2017	2016
Amounts falling due within one year:
Accounts payable and accrued liabilities	8	$173.5	$127.2
Accrued payroll and employee benefits		60.5	63.0
Income taxes payable	14	1.9	4.8
Other liabilities		11.8	11.9

		247.7	206.9

Amounts falling due after more than one year:
Other liabilities		15.9	14.7

	Total	$263.6	$221.6

FY 2017 Irish Statutory Accounts	20

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

23. Called up Share Capital

At 31 March 2017 and 2016, the Company had 2.0 billion shares of common stock at Euro 0.59 par value authorised. The amount of common stock issued at 31 March 2017 and 2016 was 440,843,275 shares and 445,579,351 shares, respectively.

During fiscal year 2017, the Company issued 1.4 million shares under incentive plans.

24. Employees

The average number of persons employed by the Company, excluding non-executive directors, during each fiscal year was as follows:

	Years Ended 31 March
	2017	2016	2015

North America Fibre Cement [a]	2,390	2,095	2,048
International Fibre Cement [a]	943	928	940
Other Businesses [a]	29	24	18
Research and Development	156	155	129
Corporate	59	55	43

	3,577	3,257	3,178

   a Fiscal year 2016 and 2015 employee numbers were restated based on the Company’s new segment reporting.

Employee costs during each fiscal year consist of the following:

	Years Ended 31 March
(Millions of US dollars)	2017	2016	2015

Wages and salaries	$268.7	$227.4	$237.5
Equity awards	15.1	15.1	12.5
Social security costs	18.2	18.8	21.5
Pension and postretirement costs	12.6	11.4	13.3

	$314.6	$272.7	$284.8

FY 2017 Irish Statutory Accounts	21

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

25. Directors’ Remuneration

See “Remuneration – Remuneration for the Board of Directors” in Section 1 of the Appendix to the Directors’ Report for details of the director fees to both the executive and non-executive directors.

Employment Agreement with Mr. Gries

Mr. Gries is the only director with an employment agreement. See section “Remuneration – Employment and Severance Arrangements” in Section 1 of the Appendix to the Directors’ Report for details of the terms of the CEO’s employment contract. In addition, Mr Gries also receives ‘Other’ benefits described in the summary of employment agreements for senior executives in “Remuneration” in Section 1 of the Appendix to the Directors’ Report.

26. Auditor’s Remuneration

See “Remuneration of Independent Registered Public Accounting Firm” in Section 2 of the Appendix to the Directors’ Report. In addition, a portion of the total auditor’s remuneration includes amounts paid to the Ernst & Young Irish firm. See Note 15 to the JHI plc company financial statements for further information.

27. Related Party Transactions

Other than the compensation arrangements with our executive officers and directors, the Company has not entered into any other related party transactions requiring disclosure during fiscal year 2017. See “Directors, Senior Management and Employees - Remuneration” in Section 1 of the Appendix to the Directors’ Report. See also “Corporate Governance Report - Director Independence” in Section 1 of the Appendix to the Directors’ Report for the Company’s consideration of Director Independence.

28. Subsequent Events

On 18 May 2017, the Company announced an ordinary dividend of US28.0 cents per security with a record date of 8 June 2017 and payment date of 4 August 2017.

On 14 May 2017, Steven Simms was appointed as a non-executive director of the Company.

FY 2017 Irish Statutory Accounts	22

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

29. Investments in Group Undertakings

The Company’s investments in group undertakings are listed below. Unless noted herein, all subsidiaries are wholly-owned by JHI plc, either directly or indirectly as of 31 March 2017.

Name	Nature of Business	Registered Address	Country of Incorporation	Jurisdiction of Tax Residence
Ajempa Holdings Inc.(Minority Interest of 40%)	Trading	Unit 1810 Cityland 10 Tower 1, 6815 H.V. de la Costa St. cor. Ayala Avenue Makati City, Philippines	Philippines	Philippines
Beechworth Windows LLC	Trading and Manufacturing	231 South La Salle Streeet, Suite 2000, Chicago IL 60604	USA	USA
CGC Products LLC	Research and development	231 South La Salle Streeet, Suite 2000, Chicago IL 60604	USA	USA
James Hardie 117 Pty Ltd	Non-operating	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Acquisition Co., LLC	Inactive subsidiary	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
James Hardie Australia Finance Pty Ltd	Non-operating	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Australia Pty Ltd	Trading and Manufacturing	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Bâtiment SAS	Trading	6, Place de la Madeleine, 75008 Paris, France	France	France
James Hardie Bauprodukte GmbH	Trading	Barckhausstrabe 16, 60325 Frankfurt am Main, Germany	Germany	Germany
James Hardie Building Products Canada Inc	Trading	c/o McMillan LLP, Brookfield Place, 181 Bay Street, Suite 4400 Toronto, Ontario, Canada M5J 2T3	Canada	Canada
James Hardie Building Products Inc	Trading and Manufacturing	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
James Hardie Europe BV	Trading	Gustav Mahlerlaan 42, 1082 MC Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie Finance Holdings 1 Limited	Holding	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda	Ireland
James Hardie Finance Holdings 2 Limited	Non-operating	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda	Ireland
James Hardie Holdings Limited	Holding	Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland	Ireland	Ireland
James Hardie Insurance Ltd	Insurance	Mill Court, La Charroterie, St. Peter Port, Guernsey, Channel Islands	Guernsey	Guernsey
James Hardie International Finance Designated Activity Company	Treasury	Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland	Ireland	Ireland
James Hardie International Group Limited	Holding	Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland	Ireland	Ireland
James Hardie International Holdings Limited	Holding	Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland	Ireland	Ireland
James Hardie New Zealand	Trading and Manufacturing	c/o TMF Group, Level 12, 55 Shortland Street, Auckland, 1010 , New Zealand	New Zealand	New Zealand
James Hardie NTL1 Limited	Non-trading	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda	Ireland
James Hardie NTL2 Limited	Non-trading	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda	Ireland
James Hardie NTL3 Limited	Non-trading	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda	Ireland
James Hardie NV	Holding	Gustav Mahlerlaan 42, 1082 MC Amsterdam, The Netherlands	Netherlands	Netherlands
James Hardie NZ Holdings	Holding	c/o TMF Group, Level 12, 55 Shortland Street, Auckland, 1010 , New Zealand	New Zealand	New Zealand
James Hardie NZ Holdings Limited	Holding	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda	New Zealand
James Hardie Philippines Inc	Trading and Manufacturing	Brgy. San Isidro, Cabuyao, Laguna 4025, Philippines	Philippines	Philippines
James Hardie Research (Holdings) Pty Ltd	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Research Pty Ltd	Research and development	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Systems Pty Ltd	Trading and Manufacturing	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia	Australia
James Hardie Technology Limited	Intellectual Property	c/o Conyers Dill and Pearman, Clarendon House, 2 Church Street, Hamilton HM11, Bermuda	Bermuda	Ireland
James Hardie US Investments Sierra Inc.	Holding	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
James Hardie Building Products Limited	Trading	One Fleet Place, London, EC4M 7WS, United Kingdom	United Kingdom	United Kingdom
JH Research USA, LLC	Research and development	231 South La Salle Streeet, Suite 2000, Chicago IL 60604	USA	USA
James Hardie North America, Inc	Holding	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
NV Technology Holdings, A Limited Partnership	Intellectual Property	Level 29, 530 Collins Street, Melbourne, VIC 3000, Australia	Australia	Australia
Razor Composites LLC	Trading and manufacturing	231 South La Salle Streeet, Suite 2000, Chicago IL 60604	USA	USA
RCI Holdings Pty Ltd	Holding	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia	Australia
RCI Pty Ltd	Inactive subsidiary	Level 3, 22 Pitt Street, Sydney NSW 2000, Australia	Australia	Australia
Roan Tools LLC	Trading	231 South La Salle Streeet, Suite 2000, Chicago IL 60604	USA	USA
Siding Solutions Center LLC	Inactive subsidiary	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA
Studorp Ltd	Trading	c/o TMF Group, Level 12, 55 Shortland Street, Auckland, 1010 , New Zealand	New Zealand	New Zealand
Victorville Industrial Minerals LLC	Inactive subsidiary	26300 La Alameda, Suite 400, Mission Viejo, CA 92691	USA	USA

FY 2017 Irish Statutory Accounts	23

James Hardie Industries plc

Notes to Consolidated Financial Statements (continued)

30. Profit Attributable to James Hardie Industries plc

In accordance with Section 304 of the Companies Act 2014, the Company is availing of the exemption from presenting the individual Statement of Comprehensive Income to the annual general meeting and from filing it with the Registrar of Companies. JHI plc’s profit for the year ended 31 March 2017 was US$267.2 million (2016: US$242.7 million).

31. Approval of Financial Statements

The consolidated financial statements have been approved and authorised for issue by the Board of Directors of the Company.

32. General information

Registered No.

485719

Registered Office

Europa House

2nd Floor Harcourt Centre

Harcourt Street

Dublin 2, Ireland

Non-Executive Directors

Michael Hammes, USA (Chairman)

Donald McGauchie, Australia (retired 11 Aug 2016)

Brian Anderson, USA

David Harrison, USA

Alison Littley, United Kingdom

James Osborne

Rudolf van der Meer, Netherlands

Russell Chenu, Australia

Andrea Gisle Joosen, Sweden

Steven Simms, USA (appointed 14 May 2017)

Executive Director

Louis Gries, USA

Statutory Auditors Ernst & Young Harcourt Centre Harcourt Street Dublin 2, Ireland Solicitors Arthur Cox Earlsfort Centre Earlsfort Terrace Dublin 2, Ireland Company Secretary Natasha Mercer

FY 2017 Irish Statutory Accounts	24

James Hardie Industries plc

Glossary of Abbreviations and Terms

Abbreviations

2001 Plan	2001 Equity Incentive Plan
ADR	American Depositary Receipt
ADS	American Depositary Share
AFFA	Amended and Restated Final Funding Agreement, as amended from time to time
AGM	Annual General Meeting
AICF	Asbestos Injuries Compensation Fund
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ATO	Australian Taxation Office
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CHESS	Clearing House Electronic Subregister System
Commonwealth	The Commonwealth of Australia
CP Plan	Company Performance Plan
CUFS	CHESS Units of Foreign Securities
EPS	Earnings Per Share
FASB	Financial Accounting Standards Board
IP Plan	Individual Performance Plan
IRS	United States Internal Revenue Service
KPMG Actuarial	KPMG Actuarial Pty Limited
LIBOR	London Interbank Offered Rate
LTI	Long-Term Incentives
LTIP	Long-Term Incentive Plan 2006
NAHB	National Association of Home Builders
NBSK	Northern Bleached Softwood Kraft, the Company’s benchmark grade of pulp relative to the Company’s US business
NSW	New South Wales
NYSE	New York Stock Exchange
RSU	Restricted Stock Unit
SEC	United States Securities and Exchange Commission
STI	Short-Term Incentives

Former James Hardie Companies – Consists of Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Ltd.

FY 2017 Irish Statutory Accounts	25

James Hardie Industries plc

Glossary of Abbreviations and Terms (continued)

Terms

Sales volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial measures – Irish Company Law equivalents

Net sales – is equivalent to the Irish Company Law measure of turnover.

Income (loss) before income taxes – is equivalent to the Irish Company Law measure of Profit (loss) on ordinary activities before taxation.

Income tax benefit (expense) – is equivalent to the Irish Company Law measure of taxation.

Net income (loss) – is equivalent to the Irish Company Law measure of Profit (loss) for the financial year.

Inventories – is equivalent to the Irish Company Law measure of stocks.

Accumulated deficit – is equivalent to the Irish Company Law measure of Profit and loss account under Shareholders’ Equity.

Accumulated other comprehensive income – is equivalent to the Irish Company Law measure of Other reserves.

FY 2017 Irish Statutory Accounts	26

James Hardie Industries plc

Forward-Looking Statements

This Annual Report contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

◾	statements about the company’s future performance;
◾	projections of the company’s results of operations or financial condition;
◾	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
◾	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
◾	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
◾	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
◾	expectations concerning dividend payments and share buy-backs;
◾	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
◾	statements regarding tax liabilities and related audits, reviews and proceedings;
◾	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings
◾

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

◾	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
◾

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

◾

statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the

FY 2017 Irish Statutory Accounts	27

James Hardie Industries plc

Forward-Looking Statements (continued)

Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

FY 2017 Irish Statutory Accounts	28

James Hardie Industries plc

Company Balance Sheet

As at 31 March 2017

	Notes	31 March 2017 US$ millions	31 March 2016 US$ millions

FIXED ASSETS
Financial assets	5	3,341.0	3,339.1

		3,341.0	3,339.1

CURRENT ASSETS
Debtors	6	3.2	1.5
Cash at bank and in hand		0.2	0.2

		3.4	1.7

CREDITORS
– amounts falling due within one year	7	(4.8)	(5.7)

NET CURRENT LIABILITIES		(1.4)	(4.0)

CREDITORS
– amounts falling due after more than one year	7	(4.1)	(3.2)

NET ASSETS		3,335.5	3,331.9

CAPITAL AND RESERVES
Called-up share capital presented as equity	9	229.1	231.4
Capital redemption reserve	9	7.2	4.0
Share premium	9	77.6	77.3
Other reserves	9	77.6	69.3
Profit and loss account	9	2,944.0	2,949.9

SHAREHOLDERS’ FUNDS		3,335.5	3,331.9

The financial statements were approved by the Board of Directors on 18 May 2017 and signed on its behalf by:

/s/ Michael Hammes	/s/ James Osborne

Michael Hammes	James Osborne

FY 2017 Irish Statutory Accounts	29

James Hardie Industries plc

Company Statement of Changes in Equity

As of 31 March 2017

As at 31 March 2017:

	Called-up share capital US$ millions	Capital redemption reserve US$ millions	Share premium US$ millions	Other reserves US$ millions	Treasury stock US$ millions	Profit and loss account US$ millions	Total US$ millions

Balance 31 March 2016	231.4	4.0	77.3	69.3	-	2,949.9	3,331.9

Profit for the financial year	-	-	-	-	-	267.2	267.2
Other comprehensive income	-	-	-	-	-	-	-

Total comprehensive income	231.4	4.0	77.3	69.3	-	3,217.1	3,599.1

Share-based payment transactions	0.9	-	-	8.3	-	-	9.2
Dividends paid	-	-	-	-	-	(173.3)	(173.3)
Issue of ordinary shares	-	-	0.3	-	-	-	0.3
Acquisition of ordinary shares	-	-	-	-	(99.8)	-	(99.8)
Cancellation of ordinary shares	(3.2)	3.2	-	-	99.8	(99.8)	-

Balance 31 March 2017	229.1	7.2	77.6	77.6	-	2,944.0	3,335.5

As at 31 March 2016:

	Called-up share capital US$ millions	Capital redemption reserve US$ millions	Share premium US$ millions	Other reserves US$ millions	Treasury stock US$ millions	Profit and loss account US$ millions	Total US$ millions

Balance 31 March 2015	231.2	3.2	75.4	59.8	-	2,988.2	3,357.8

Profit for the financial year	-	-	-	-	-	242.7	242.7
Other comprehensive income	-	-	-	-	-	-	-

Total comprehensive income	231.2	3.2	75.4	59.8	-	3,230.9	3,600.5

Share-based payment transactions	0.8	-	-	9.5	-	-	10.3
Dividends paid	-	-	-	-	-	(258.7)	(258.7)
Issue of ordinary shares	0.2	-	1.9	-	-	-	2.1
Acquisition of ordinary shares	-	-	-	-	(22.3)	-	(22.3)
Cancellation of ordinary shares	(0.8)	0.8	-	-	22.3	(22.3)	-

Balance 31 March 2016	231.4	4.0	77.3	69.3	-	2,949.9	3,331.9

FY 2017 Irish Statutory Accounts	30

James Hardie Industries plc

Notes to Company Financial Statements

1.	Statement of Compliance

The financial statements of James Hardie Industries plc (“JHI plc” or the “Parent Company”) for the year ended 31 March 2017 were authorised for issue by the Board of Directors on 18 May 2017 and the balance sheet was signed on the board’s behalf by M. Hammes and J. Osborne. JHI plc is incorporated and domiciled in Ireland.

These financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework (“FRS 101”) and in accordance with applicable accounting standards.

JHI plc’s financial statements are presented in US Dollar and all values are rounded to the nearest million except when otherwise indicated.

2.	Background and Basis of Presentation

The principal activity of JHI plc is an investment holding company. JHI plc is the ultimate parent company of subsidiaries that manufacture, market and sell fibre cement products and systems for internal and external building construction applications in the United States, Canada, Australia, New Zealand, the Philippines and Europe.

JHI plc is registered and domiciled in Ireland and is subject to Irish law as well as relevant European Union Council Regulations and relevant European Union Directives.

JHI plc continues to operate under the regulatory requirements of numerous jurisdictions and organisations, including the Australian Securities Exchange (“ASX”), Australian Securities and Investments Commission (“ASIC”), the New York Stock Exchange (“NYSE”), the United States Securities and Exchange Commission (“SEC”), the Irish Takeovers Panel, and various other rulemaking bodies. The Company became Irish tax resident on 29 June 2010.

JHI plc was in a net current liability position of US$1.4 million and a net current liability position of US$4.0 million at 31 March 2017 and 2016, respectively. The Parent Company has minimal liabilities other than amounts owed to JHI plc and its wholly-owned subsidiaries and special purpose entity (collectively, the “Company” or the “Group”). These undertakings will not be repaid until all other debts are satisfied. In addition, the Group has US$200.0 million of available unused inter-group loan facilities. The directors are satisfied that the Parent Company will continue to generate adequate cash to meet all its obligations as they fall due. On this basis, and after making inquiries, the directors have reasonable expectations that the Parent Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Parent Company continues to adopt the going concern assumption in preparing the financial statements. These financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities that would result if the Parent Company were unable to continue as a going concern.

FY 2017 Irish Statutory Accounts	31

James Hardie Industries plc

Notes to Company Financial Statements

These financial statements are prepared in accordance with FRS 101 ‘Reduced Disclosure Framework’ as issued by the Financial Reporting Council.

The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements, in accordance with FRS 101:

•

Paragraphs 45(b) and 46 to 52 of IFRS 2, ‘Share-based payment’ (details of the number and weighted-average exercise prices of share options, and how the fair value of goods or services received was determined)

•	IFRS 7, ‘Financial Instruments: Disclosures’ (equivalent disclosures present in the Group Accounts);
•	The following paragraphs of IAS 1, ‘Presentation of financial statements’:
(i)	10(d), (statement of cash flows)
(ii)

10(f) (a statement of financial position as at the beginning of the preceding period when an entity applies an accounting policy retrospectively or makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements),

(iii)	16 (statement of compliance with all IFRS),
(iv)	38A (requirement for minimum of two primary statements, including cash flow statements),
(v)	38B-D (additional comparative information),
(vi)	40A-D (requirements for a third statement of financial position)
(vii)	111 (cash flow statement information), and
(viii)	134-136 (capital management disclosures)
•	IAS 7, ‘Statement of cash flows’
•

Paragraph 30 and 31 of IAS 8 ‘Accounting policies, changes in accounting estimates and errors’ (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective)

•	Paragraph 17 of IAS 24, ‘Related party disclosures’ (key management compensation)
•	The requirements in IAS 24, ‘Related party disclosures’ to disclose related party transactions entered into between two or more members of a group.
•

Paragraph 6 of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (an entity shall prepare and present an opening IFRS statement of financial position at the date of transition to IFRS.)

•	Paragraph 21 of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (presentation of comparative information)
•	IFRS 13, “Fair Value Measurement”

The Company has availed of the disclosure exemptions contained in FRS 101 on the basis that relevant, equivalent disclosures have been given in the group accounts of JHI plc. The group accounts of JHI plc are available to the public and can be obtained by accessing the Company’s FY2017 Annual Report on Form 20-F on the SEC’s website at www.sec.gov and on the Investor Relations area of the Company’s website at www.jameshardie.com.au.

FY 2017 Irish Statutory Accounts	32

James Hardie Industries plc

Notes to Company Financial Statements

The financial statements have been prepared on the going concern basis under the historical cost convention in accordance with the Companies Act 2014 and FRS 101. The accompanying balance sheet of James Hardie Industries plc is presented on a stand-alone basis, including related party transactions.

3.        Significant Accounting Policies

Investments

Financial fixed assets are stated at cost less provision for permanent diminution in value.

The carrying value of financial fixed assets is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. Under IAS 36, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal.

Foreign currency translation

The financial statements are expressed in US dollars (“US$”), the functional currency of the Company. Transactions denominated in foreign currencies have been translated to US$ at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to US$ at the rates of exchange ruling at the balance sheet date. The resulting profits and losses are dealt with in the income statement.

Contingencies

The Company has guaranteed certain liabilities of group companies. Financial guarantees are recognised as financial liabilities at the date it becomes probable that the subsidiary company is no longer able to meet its obligations that gave rise to the guarantee issued by the Company.

Share based payments

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award.

The financial effect of equity awards issued by the parent company to employees of subsidiary undertakings is recognised by the parent company in its individual financial statements. In particular, the parent company records an increase in its investment in subsidiaries with a credit to equity equivalent to the IFRS 2 cost in the subsidiary undertakings.

FY 2017 Irish Statutory Accounts	33

James Hardie Industries plc

Notes to Company Financial Statements

Statement of Comprehensive Income

In accordance with Section 304 of the Companies Act 2014, the Company is availing of the exemption from presenting the individual Statement of Comprehensive Income to the annual general meeting and from filing it with the Registrar of Companies. The Company’s profit for the financial year ended 31 March 2017 was US$267.2 million (2016: US$242.7 million).

Financial Instruments - Financial assets initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

The Company’s financial assets include cash and other receivables.

All financial assets are recognised initially at fair value. Management review the carrying value of financial fixed assets for impairment regularly or if circumstances indicate that the carrying amount may not be recoverable.

Financial Instruments - Financial liabilities initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables and amounts owing to Group companies.

Judgements and estimates

The preparation of financial statements require management to make judgements, estimates and assumptions that affect the amounts reported for assets and liabilities as at the balance sheet date and the amounts reported for revenues and expenses during the year. However the nature of estimation means that actual outcomes could differ from those estimates.

Determining whether the Company’s investments in subsidiaries have been impaired requires estimations of the investments’ values in use. The value in use calculations require the entity to estimate the future cash flows expected to arise from the investments and suitable discount rates in order to calculate present values. The carrying value of the investments at 31 March 2017 was US$3,341.0 million and at 31 March 2016 was US$3,339.1 million, respectively, with no impairment recognised in 2017 or 2016.

FY 2017 Irish Statutory Accounts	34

James Hardie Industries plc

Notes to Company Financial Statements

4.            Employees and Directors

The average number of employees during the financial year was 3 employees (2016: 2 employees) (administrative).

The aggregate payroll costs of these persons were as follows:

	31 March 2017	31 March 2016
	US$ millions	US$ millions

Wages and salaries	0.7	0.4

Wages and salaries comprise of salaries and bonuses US$620,000 (2016: US$341,000), social security costs US$39,000, (2016: US$37,000), and pension costs US$14,000 (2016: US$13,000).

The Company operates a defined contribution pension scheme for its employees. Payments are recognised in the Statement of Comprehensive Income as they fall due and any contributions outstanding at the financial year end are included as an accrual in the Balance Sheet. The Company has no further payment obligations once the contributions have been paid.

5.            Financial Fixed Assets

	31 March 2017	31 March 2016
	US$ millions	US$ millions

Shares in group companies	3,341.0	3,339.1

	3,341.0	3,339.1

Shares in group companies at 31 March 2017:

	Investment in	Capital
	Shares	Contribution	Total
	US$ millions	US$ millions	US$ millions

At 31 March 2016, at cost	3,167.2	171.9	3,339.1

Additions and disposals
Capital contribution in respect of share-based payment transactions	-	1.9	1.9

At 31 March 2017, at cost	3,167.2	173.8	3,341.0

FY 2017 Irish Statutory Accounts	35

James Hardie Industries plc

Notes to Company Financial Statements

Shares in group companies at 31 March 2016:

	Investment in	Capital
	Shares	Contribution	Total
	US$ millions	US$ millions	US$ millions

At 31 March 2015, at cost	3,167.2	169.3	3,336.5

Additions and disposals
Capital contribution in respect of share-based payment transactions	-	2.6	2.6

At 31 March 2016, at cost	3,167.2	171.9	3,339.1

In the opinion of the directors, the recoverable amount of the investments is not less than the carrying value.

The Company’s direct subsidiaries at 31 March 2017 are as follows:

Subsidiary Company	Country of Incorporation	Nature of Business	Holding %
James Hardie International Group Ltd.	Ireland	Holding Company	100%
James Hardie Insurance Ltd.	Guernsey	Insurance Company	100%

Refer to Note 29 to the consolidated financial statements where the Company’s directly and indirectly wholly-owned subsidiaries are listed.

6.             Debtors

Amounts falling due within one year comprised the following:

	31 March 2017	31 March 2016
	US$ millions	US$ millions

Amounts owed by group companies	3.2	1.4
VAT	-	0.1

	3.2	1.5

All amounts due from group companies are interest bearing and repayable on demand.

FY 2017 Irish Statutory Accounts	36

James Hardie Industries plc

Notes to Company Financial Statements

7.	Creditors

Amounts falling due within one year comprised the following:

	31 March 2017	31 March 2016
	US$ millions	US$ millions

Trade creditors	1.0	0.4
Accruals	0.2	1.0
Amounts owed to group undertakings	3.6	4.3

	4.8	5.7

Amounts falling due after one year comprised the following:

	31 March 2017	31 March 2016
	US$ millions	US$ millions

Other creditors	4.1	3.2

	4.1	3.2

Other creditors consist of liability awards payable to employees. The above balance is due within 2 to 5 years.

8.	Called-up Share Capital Presented as Equity

The Company’s authorised and called-up share capital at 31 March 2017 and 2016 are detailed in the table below:

	As of 31 March

	2017	2016
	Number	Number

Authorised share capital:
Ordinary shares of €0.59 par value	2,000,000,000	2,000,000,000

Allotted and Fully Paid:
Allotted and fully paid at beginning of financial year	445,579,351	445,680,673
Issue in respect of share-based payment plans	1,354,057	1,551,925
Acquired and cancelled in respect of share buy-back plan	(6,090,133)	(1,653,247)

Allotted and fully paid at end of financial year	440,843,275	445,579,351

FY 2017 Irish Statutory Accounts	37

James Hardie Industries plc

Notes to Company Financial Statements

Share buy-back

During the year the Company announced a share buy-back program which commenced on 15 August 2016 and ended on 23 September 2016. The Company repurchased and cancelled 6,090,133 shares of its common stock through an on-market buy-back program and an Accelerated Share Repurchase Transaction. The aggregate cost of the shares repurchased and cancelled was US$99.8 million, at prices ranging between US$15.57 and US$17.32.

(i)

The on-market buy-back program was transacted between 15 August to 2 September (both dates inclusive) and between 21 September 2016 to 23 September 2016 (both dates inclusive). The cost of the shares repurchased and cancelled was US$64.8 million;

(ii)

The cost of the shares repurchased and cancelled under the Accelerated Share Repurchase Transaction was US$35.0 million calculated over a reference period from 5 September 2016 to 20 September 2016 (both dates inclusive).

The shares were cancelled on 27 September 2016. There were no additional transactions and no treasury shares held at the beginning or end of the fiscal year.

In addition, refer to Note 16 to the US GAAP consolidated financial statements in Section 2 of the Appendix to the Directors’ Report.

9.	Reconciliation of Movement in Shareholders’ Funds

As at 31 March 2017

	Called-up	Capital				Profit and
	share	redemption	Share	Other	Treasury	loss
	capital	reserve	premium	reserves	stock	account	Total
	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions

Balance 31 March 2016	231.4	4.0	77.3	69.3	-	2,949.9	3,331.9

Profit for the financial year	-	-	-	-	-	267.2	267.2
Other comprehensive income	-	-	-	-	-	-	-

Total comprehensive income	231.4	4.0	77.3	69.3	-	3,217.1	3,599.1

Share-based payment transactions	0.9	-	-	8.3	-	-	9.2
Dividends paid	-	-	-	-	-	(173.3)	(173.3)
Issue of ordinary shares	-	-	0.3	-	-	-	0.3
Acquisition of ordinary shares	-	-	-	-	(99.8)	-	(99.8)
Cancellation of ordinary shares	(3.2)	3.2	-	-	99.8	(99.8)	-

Balance 31 March 2017	229.1	7.2	77.6	77.6	-	2,944.0	3,335.5

FY 2017 Irish Statutory Accounts	38

James Hardie Industries plc

Notes to Company Financial Statements

As at 31 March 2016

	Called-up	Capital				Profit and
	share	redemption	Share	Other	Treasury	loss
	capital	reserve	premium	reserves	stock	account	Total
	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions	US$ millions

Balance 31 March 2015	231.2	3.2	75.4	59.8	-	2,988.2	3,357.8

Profit for the financial year	-	-	-	-	-	242.7	242.7
Other comprehensive income	-	-	-	-	-	-	-

Total comprehensive income	231.2	3.2	75.4	59.8	-	3,230.9	3,600.5

Share-based payment transactions	0.8	-	-	9.5	-	-	10.3
Dividends paid	-	-	-	-	-	(258.7)	(258.7)
Issue of ordinary shares	0.2	-	1.9	-	-	-	2.1
Acquisition of ordinary shares	-	-	-	-	(22.3)	-	(22.3)
Cancellation of ordinary shares	(0.8)	0.8	-	-	22.3	(22.3)	-

Balance 31 March 2016	231.4	4.0	77.3	69.3	-	2,949.9	3,331.9

Movements in the Capital Redemption Reserve arise from the financial effect of the cancellation of treasury shares.

Movements in other reserves arise from the financial effect of equity awards issued by the Company, which also includes the IFRS 2 cost in respect of employees of subsidiary undertakings, reflected as an increase in the Company’s investment in subsidiary undertakings (see Note 10 below).

10.     Share-Based Payment Transactions

Share-based payment expense of US$1.9 million (2016: US$2.6 million) in respect of share-based payment transactions for the financial year ended 31 March 2017 included in Note 15 to the consolidated financial statements has been included as a capital contribution (see Note 5). Share-based payment expense directly attributable to the Company was US$6.3 million (2016: US$6.9 million).

11.     Commitments and Contingencies

At 31 March 2017, the Company has guaranteed certain liabilities of group entities as set forth below. The Company reviews the status of these guarantees at each reporting date and considers whether it is required to make a provision for payment on those guarantees based on the probability of the commitment being called.

Section 357 Guarantee

Pursuant to the provisions of Section 357 of the Companies Act 2014, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings James Hardie International Group Limited, James Hardie International Holdings Limited and James Hardie Holdings Limited for the financial year ended 31 March 2017 and has met the other conditions set out in that section and, as a result, such subsidiary undertakings have been exempted from the filing provisions of Section 357 of the Companies Act 2014.

FY 2017 Irish Statutory Accounts	39

James Hardie Industries plc

Notes to Company Financial Statements

AFFA

The Amended and Restated Final Funding Agreement (as amended from time to time, “AFFA”) was approved by shareholders in February 2007 to provide long-term funding to Asbestos Injuries Compensation Fund (“AICF”). The Company indirectly owns 100% of the Performing Subsidiary that funds AICF subject to the provisions of the AFFA. Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis, depending on the group’s net operating cash flow.

Under the terms of the AFFA, the Company is the ultimate guarantor for payments due to be made by the Performing Subsidiary to AICF. This guarantee is on andsly enforceable by AICF or the NSW Government in the event of any breach of the obligations of the Performing Subsidiary, a wind-up event or a reconstruction event. At 31 March 2017 and 2016, there is no indication that any such breach will occur and, accordingly, there is no liability recorded on the Company’s balance sheet at that date. Refer to Note 3 and Note 11 to the consolidated financial statements.

12.        Related Party Transactions

The Company has not disclosed any related party transactions as it has availed of the exemption available under the provisions of FRS 101 which exempts disclosure of transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by a member of that group.

13.        Dividends Announced

On 18 May 2017, the Company announced an ordinary dividend of US28.0 cents per security with a record date of 8 June 2017 and payment date of 4 August 2017.

14.        Subsequent Events

Refer to Note 13 for dividends announced.

On 14 May 2017, Steven Simms was appointed as a non-executive director of the Company.

FY 2017 Irish Statutory Accounts	40

James Hardie Industries plc

Notes to Company Financial Statements (continued)

15.        Auditor Remuneration

Fees paid to the Company’s independent auditor for services provided for fiscal years ended 31 March 2017 and 2016 were as follows:

	Fiscal Years Ended 31 March
	2017	2016
(millions of US dollars)
Audit Fees	0.3	0.3
Audit-Related Fees	0.1	0.2

Audit remuneration to the independent auditor represents the audit remuneration in respect of the Irish statutory audit of the Irish Statutory Accounts. The auditor’s remuneration to the Independent registered public accounting firm disclosed in Note 26 to the consolidated financial statements represents the audit fee disclosures required for registrants of the SEC.

Audit Fees include the aggregate fees for professional services rendered by our independent auditor. Professional services include the audit of the annual financial statements and services that are normally provided in connection with statutory filings.

Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by the Company’s independent auditor.

16.     Approval of Financial Statements

The financial statements have been approved and authorised for issue by the Board of Directors of the Company.

FY 2017 Irish Statutory Accounts	41